UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 6, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 1 – Registrant's Business and Operations

Item 1.01 – Entry into a Material Definitive Agreement

On December 6, 2017, Denbury Resources Inc. (the "Company") closed its previously announced privately negotiated debt exchanges under which holders of approximately $610 million aggregate principal amount of its outstanding senior subordinated notes due 2022 and 2023 (the "Old Notes") exchanged those Old Notes for approximately $467 million of New Notes (as defined below).

The New Notes consist of approximately $382 million aggregate principal amount of new 9¼% Senior Secured Second Lien Notes due 2022 (the "New Second Lien Notes") and approximately $85 million aggregate principal amount of new 3½% Convertible Senior Notes due 2024 (the "New Convertible Notes" and together with the New Second Lien Notes, the "New Notes"). The Company exchanged the New Notes for approximately $364 million aggregate principal amount of its outstanding 5½% Senior Subordinated Notes due 2022 (the "2022 Notes"), reducing the outstanding principal amount of the 2022 Notes to $409 million, and approximately $246 million aggregate principal amount of its 4⅝% Senior Subordinated Notes due 2023 (the "2023 Notes"), reducing the outstanding principal amount of the 2023 Notes to $377 million. The New Notes were offered in reliance on the exemption from registration under the Securities Act of 1933, as amended, provided by Section 4(a)(2) therein. A copy of the press release regarding the closing of these debt exchanges is filed as Exhibit 99.1 hereto.

Indenture for the 9¼% Senior Secured Second Lien Notes due 2022

The New Second Lien Notes were issued pursuant to an Indenture dated December 6, 2017 (the "New Second Lien Notes Indenture") among the Company, the Company's subsidiaries that are guarantors of the New Notes (the "Subsidiary Guarantors") and Wilmington Trust, National Association, as trustee (the "Trustee") and collateral trustee (the "Collateral Trustee"). The Company will pay interest on the New Second Lien Notes semi-annually in arrears on March 31 and September 30 of each year, beginning March 31, 2018, and the New Second Lien Notes will mature on March 31, 2022. The New Second Lien Notes Indenture contains customary covenants that restrict the Company's and its restricted subsidiaries' ability to: (i) incur additional debt; (ii) pay dividends on the Company's capital stock or redeem, repurchase or retire such capital stock or subordinated debt (including the Old Notes); (iii) make investments; (iv) create liens on the Company's assets; (v) create limitations on the Company's restricted subsidiaries' ability to pay dividends or make other payments to the Company; (vi) engage in transactions with the Company's affiliates; (vii) transfer or sell assets; and (viii) consolidate, merge or transfer all or substantially all of the Company's assets and the assets of the Company's subsidiaries. The New Second Lien Notes Indenture also requires that certain of the Company's future subsidiaries guarantee the New Second Lien Notes. The New Second Lien Notes Indenture requires that in the case of a change of control the Company must offer to purchase all of the New Second Lien Notes at a price equal to 101% of the principal amount of the New Second Lien Notes plus accrued and unpaid interest. These covenants are subject to important exceptions and qualifications as described in the New Second Lien Notes Indenture. If an event of default with respect to the New Second Lien Notes occurs, the principal of and accrued but unpaid interest on the New Second Lien Notes may be declared due and payable by the Trustee or the holders of 25% in principal amount of the outstanding New Second Lien Notes in the manner provided in the New Second Lien Notes Indenture.

The New Second Lien Notes will be fully and unconditionally guaranteed, jointly and severally, by subsidiaries of the Company representing substantially all of the Company's assets, operations and income and will be secured by second-priority liens on substantially all of the assets that secure the Company's senior secured bank credit facility (the "Collateral"). Pursuant to the terms of the Intercreditor Agreement (as defined below), the liens on the Collateral that secure the New Second Lien Notes and the guarantees are contractually subordinated to liens that secure the Company's senior secured bank credit facility and certain other priority lien debt. Consequently, the New Second Lien Notes and the guarantees will be effectively subordinated to the senior secured bank credit facility and other priority lien debt, if any, to the extent of the value of such assets. The New Second Lien Notes are secured on a parity basis with the Company's existing 9% Senior Secured Second Lien Notes due 2021 (the "2021 Second Lien Notes") issued in May 2016, and therefore are effectively pari passu with the 2021 Second Lien Notes.

Subject to compliance with the covenant regarding indebtedness, the Company may issue more New Second Lien Notes from time to time under the New Second Lien Notes Indenture (the "Additional Second Lien Notes"). The New Second Lien Notes and the Additional Second Lien Notes, if any, will be treated as a single class for all purposes of the New Second Lien Notes Indenture, including waivers, amendments, redemptions and offers to purchase.

On and after March 31, 2019, the Company may redeem some or all of the New Second Lien Notes in cash at the redemption prices described in the New Second Lien Notes Indenture, plus accrued and unpaid interest to the date of redemption. At any time

prior to March 31, 2019, the Company may redeem the New Second Lien Notes in whole or in part at a price equal to 100% of the principal amount of the New Second Lien Notes to be redeemed plus a "make whole" premium and accrued and unpaid interest to the date of redemption. In addition, at any time and from time to time, on or before March 31, 2019, the Company may redeem up to 35% of the New Second Lien Notes (which includes Additional Second Lien Notes, if any) with the proceeds of certain equity offerings, in each case at the redemption prices set forth in the New Second Lien Notes Indenture, plus accrued and unpaid interest to the date of redemption.

The foregoing descriptions of the New Second Lien Notes Indenture and the New Second Lien Notes are qualified in their entirety by reference to the full text of the New Second Lien Notes Indenture and the New Second Lien Notes, which are attached as Exhibits 4.1 and 4.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Collateral Joinders

In connection with the New Second Lien Notes Indenture, (A) Wilmington Trust, National Association, as representative of the holders of the New Second Lien Notes, and the Collateral Trustee, entered into a collateral trust joinder (the "Collateral Trust Joinder") pursuant to that certain Collateral Trust Agreement, dated as of May 10, 2016, pursuant to which the Collateral Trustee will receive, hold, administer, maintain, enforce and distribute the proceeds of all liens upon the Collateral for the benefit of the holders of the New Second Lien Notes and other parity lien obligations, if any, and (B) pursuant to the Intercreditor Agreement, dated as of May 10, 2016 (the "Intercreditor Agreement"), between JPMorgan Chase Bank, N.A., as "Priority Lien Agent," and Wilmington Trust, National Association, as "Second Lien Collateral Trustee," Wilmington Trust, National Association, as representative of the holders of the New Second Lien Notes entered into a priority confirmation joinder with the Priority Lien Agent and Second Lien Collateral Trustee, as acknowledged and agreed to by the Company (the "Priority Confirmation Joinder") governing the relationship with respect to the Collateral and certain other matters of holders of the New Second Lien Notes, and holders of other parity lien debt, the lenders under the Company's senior secured bank credit facility and holders of other priority lien debt, if any, and holders of the Company's junior lien debt, if any.

The foregoing descriptions of these joinders are qualified in their entirety by reference to the full text of the joinders attached as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Indenture for the 3½% Convertible Senior Notes due 2024

The New Convertible Notes were issued pursuant to an Indenture dated December 6, 2017 (the "New Convertible Notes Indenture") among the Company, the Subsidiary Guarantors and the Trustee. The New Convertible Notes are the Company's general senior obligations, mature on March 31, 2024, accrue interest at a rate of 3.50% per annum, and are payable semi-annually in arrears on March 31 and September 30 of each year, commencing March 31, 2018. The Company does not have the right to redeem the New Convertible Notes prior their maturity. The payment of the principal, premium and interest on the New Convertible Notes is fully and unconditionally, jointly and severally, guaranteed on a senior basis by the Company's subsidiaries currently holding substantially all of its assets, operations and income and by certain of its future domestic subsidiaries. The New Convertible Notes Indenture contains customary covenants that restrict the Company's and its restricted subsidiaries' ability to: (i) incur additional debt; (ii) pay dividends on the Company's capital stock or redeem, repurchase or retire such capital stock or subordinated debt (including the Old Notes); (iii) make investments; (iv) create liens on the Company's assets; (v) create limitations on the Company's restricted subsidiaries' ability to pay dividends or make other payments to the Company; (vi) engage in transactions with the Company's affiliates; (vii) transfer or sell assets; and (viii) consolidate, merge or transfer all or substantially all of the Company's assets and the assets of the Company's subsidiaries. The New Convertible Notes Indenture also requires that certain of the Company's future subsidiaries guarantee the New Convertible Notes. The New Convertible Notes Indenture requires that in the case of a change of control the Company must offer to purchase all of the New Convertible Notes at a price equal to 101% of the principal amount of the New Convertible Notes plus accrued and unpaid interest. These covenants are subject to important exceptions and qualifications as described in the New Convertible Notes Indenture. If an event of default with respect to the New Convertible Notes occurs, the principal of and accrued but unpaid interest on the New Convertible Notes may be declared due and payable by the Trustee or the holders of 25% in principal amount of the outstanding New Convertible Notes in the manner provided in the New Convertible Notes Indenture.

The New Convertible Notes are convertible into shares of the Company's common stock at any time, at the option of the holders, at a rate of 444.44 shares of common stock per $1,000 principal amount of New Convertible Notes, provided that the conversion rate will increase to 460 or 455.56 shares of common stock per $1,000 principal amount of New Convertible Notes if converted during the first 60 days or the second 60 days, respectively, after effectiveness of a shelf registration statement relating to the resale of common stock issuable upon conversion of the New Convertible Notes. The New Convertible Notes will be

automatically converted into shares of common stock at a rate of 444.44 shares of common stock per $1,000 principal amount of New Convertible Notes if the volume weighted average price of the Company's common stock equals or exceeds the threshold price, which initially is $2.65 per share, for 10 trading days in any period of 15 consecutive trading days, subject to satisfaction of certain other conditions. The New Convertible Notes are convertible into between 38 million and 39 million shares of the Company's common stock.

Subject to compliance with the covenant regarding indebtedness, the Company may issue more New Convertible Notes from time to time under the New Convertible Notes Indenture (the "Additional Convertible Notes"). The New Convertible Notes and the Additional Convertible Notes, if any, will be treated as a single class for all purposes of the New Convertible Notes Indenture, including waivers, amendments, redemptions and offers to purchase.

The foregoing descriptions of the New Convertible Notes Indenture and the New Convertible Notes are qualified in their entirety by reference to the full text of the New Convertible Notes Indenture and the New Convertible Notes, which are attached as Exhibits 4.3 and 4.4 to this Current Report on Form 8-K and are incorporated herein by reference.

Section 2 – Financial Information

Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth in Item 1.01 above is incorporated herein by reference, insofar as it relates to the creation of direct financial obligations.

Section 3 – Securities and Trading Markets

Item 3.02 – Unregistered Sales of Equity Securities

The information under the caption "Indenture for the 3½% Convertible Senior Notes due 2024" in Item 1.01 above is incorporated herein by reference, insofar as the issuance of the New Convertible Notes in privately negotiated transactions conducted without registration under the Securities Act of 1933, as amended, constitutes the issuance without registration of the Company's common stock into which the New Convertible Notes are convertible. The New Convertible Notes were issued to a limited number of institutional investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
4.1*	Indenture, dated as of December 6, 2017, among the Company, the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as Trustee and Collateral Trustee, with respect to $381,568,000 aggregate principal amount of 9¼% Senior Secured Second Lien Notes due 2022.
4.2*	Form of Global Note representing the 9¼% Senior Secured Second Lien Notes due 2022 (included in Exhibit 4.1).
4.3*	Indenture, dated as of December 6, 2017, among the Company, the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as Trustee, with respect to $84,650,000 aggregate principal amount of 3½% Convertible Senior Notes due 2024.
4.4*	Form of Global Note representing the 3½% Convertible Senior Notes due 2024 (included in Exhibit 4.3).
10.1*	Collateral Trust Joinder, dated as of December 6, 2017, among the Company, the Subsidiary Guarantors named therein, Wilmington Trust, National Association, as Trustee, the other parity lien representatives from time to time party thereto and Wilmington Trust, National Association, as Collateral Trustee.
10.2*	Priority Confirmation Joinder, dated as of December 6, 2017, by and between JPMorgan Chase Bank, N.A., as Priority Lien Agent, and Wilmington Trust, National Association, as Collateral Trustee.
99.1*	Denbury Press Release, dated December 6, 2017.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: December 12, 2017   By: /s/ Mark C. Allen

Mark C. Allen

Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Indenture, dated as of December 6, 2017, among the Company, the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as Trustee and Collateral Trustee, with respect to $381,568,000 aggregate principal amount of 9¼% Senior Secured Second Lien Notes due 2022.
4.2	Form of Global Note representing the 9¼% Senior Secured Second Lien Notes due 2022 (included in Exhibit 4.1).
4.3	Indenture, dated as of December 6, 2017, among the Company, the Subsidiary Guarantors named therein, and Wilmington Trust, National Association, as Trustee, with respect to $84,650,000 aggregate principal amount of 3½% Convertible Senior Notes due 2024.
4.4	Form of Global Note representing the 3½% Convertible Senior Notes due 2024 (included in Exhibit 4.3).
10.1	Collateral Trust Joinder, dated as of December 6, 2017, among the Company, the Subsidiary Guarantors named therein, Wilmington Trust, National Association, as Trustee, the other parity lien representatives from time to time party thereto and Wilmington Trust, National Association, as Collateral Trustee.
10.2	Priority Confirmation Joinder, dated as of December 6, 2017, by and between JPMorgan Chase Bank, N.A., as Priority Lien Agent, and Wilmington Trust, National Association, as Collateral Trustee.
99.1	Denbury Press Release, dated December 6, 2017.

Exhibit 4.1

DENBURY RESOURCES INC.

Issuer

9¼% Senior Secured Second Lien Notes Due 2022

_____

INDENTURE

Dated as of December 6, 2017

_____

WILMINGTON TRUST, NATIONAL ASSOCIATION

Trustee and Collateral Trustee

_____

Reference is made to the Intercreditor Agreement dated as of May 10, 2016, between JPMorgan Chase Bank, N.A., as Priority Lien Agent (as defined therein), and Wilmington Trust, National Association, as Second Lien Collateral Trustee (as defined therein) and acknowledged and agreed by Denbury Resources Inc. and certain of its subsidiaries (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "Intercreditor Agreement"). Each holder of the Securities (as defined herein), by its acceptance of such Securities (i) consents to the subordination of Liens provided for in the Intercreditor Agreement, (ii) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement, (iii) authorizes and instructs the Second Lien Collateral Trustee on behalf of each Additional Second Lien Secured Party (as defined therein) in respect of the Securities to enter into a joinder to the Intercreditor Agreement as Second Lien Collateral Trustee on behalf of such Additional Second Lien Secured Parties and (iv) acknowledges (or is deemed to acknowledge) that a copy of the Intercreditor Agreement was delivered, or made available, to such Person. The foregoing provisions are intended as an inducement to the lenders under the Priority Lien Documents (as defined in the Intercreditor Agreement) to extend credit to Denbury Resources Inc., and such lenders are intended third-party beneficiaries of such provisions and the provisions of the Intercreditor Agreement.

TABLE OF CONTENTS

ARTICLE 1

Definitions and Incorporation by Reference

ARTICLE 2

The Securities

ARTICLE 3

Redemption

ARTICLE 4

Covenants

ARTICLE 5
Successor Company

ARTICLE 6
Defaults and Remedies

ARTICLE 7
Trustee

ARTICLE 8

Discharge of Indenture; Defeasance

ARTICLE 9

Amendments

ARTICLE 10

Collateral and Security

ARTICLE 11

Subsidiary Guarantees

ARTICLE 12

[Reserved]

INDENTURE dated as of December 6, 2017, among DENBURY RESOURCES INC., a Delaware corporation (the "Company"), certain of the Company's subsidiaries signatory hereto (each, a "Subsidiary Guarantor" and, collectively, the "Subsidiary Guarantors"), and Wilmington Trust, National Association, as Trustee (in such capacity, together with its successors and assigns, the "Trustee") and as Collateral Trustee (the "Collateral Trustee").

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of (a) the Company's $381,568,000 aggregate principal amount of 9¼% Senior Secured Second Lien Notes due 2022 issued on the Issue Date (the "Original Securities") and (b) any Additional Securities (as defined herein) that may be issued after the date hereof in the form of Exhibit A (all such securities in clauses (a) and (b) being referred to collectively as the "Securities"). The Original Securities and any Additional Securities shall constitute a single series hereunder.

ARTICLE 1

Definitions and Incorporation by Reference

Section 1.01   Definitions

"Act of Parity Lien Debtholders" means, as to any matter at any time, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Parity Lien Debt representing the Required Parity Lien Debtholders, accompanied by, if requested by the Collateral Trustee, reasonable security or indemnity to the Collateral Trustee for any losses, liabilities or expenses that may be incurred by the Collateral Trustee in connection with such direction.

"Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in the Oil and Gas Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iii) Capital Stock constituting a non-controlling interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clauses (ii) or (iii) above is primarily engaged in the Oil and Gas Business.

"Additional Secured Debt Designation" means the written agreement of the holders of any Series of Parity Lien Debt or their Parity Lien Representative, as set forth in the indenture, credit agreement, collateral trust agreement or other agreement governing such Series of Parity Lien Debt, for the benefit of (a) all holders of existing and future Priority Lien Debt, the Priority Lien Agent and each existing and future holder of Priority Liens and (b) all holders of each existing and future Series of Parity Lien Debt and the Collateral Trustee, in each case:

(1)   that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Company or any Subsidiary Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Parity Lien Obligations equally and ratably;

(2)   that such Parity Lien Representative and the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the Collateral Trust Agreement and the Intercreditor Agreement, including the provisions relating to the ranking of Priority Liens and Parity Liens, and the order of application of proceeds from the enforcement of Priority Liens and Parity Liens; and

(3)   appointing the Collateral Trustee and consenting to the terms of the Intercreditor Agreement and the performance by the Collateral Trustee of, and directing the Collateral Trustee to perform its obligations under the Collateral Trust Agreement or applicable security documents, as applicable, and the Intercreditor Agreement together with all such powers as are reasonably incidental thereto.

"Additional Securities" means, subject to the Company's compliance with Sections 4.03 and 4.10, 9¼% Senior Secured Second Lien Notes due 2022 issued from time to time after the Issue Date under the terms of this Indenture (other than pursuant to Section 2.06, 2.07, 2.09, 3.06 or 9.05 of this Indenture).

"Adjusted Consolidated Net Tangible Assets" or "ACNTA" means (without duplication), as of the date of determination, (a) the sum of (i) the discounted future net revenue from proved crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company's most recently completed fiscal year, which reserve report is prepared or reviewed by independent petroleum engineers, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such year-end reserve report, and (B) estimated crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil, natural gas and helium reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior year end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such year-end reserve report which would, in the case of determinations made pursuant to clauses (A) and (B), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue attributable to (C) estimated proved crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report since the date of such year-end reserve report attributable to downward determinations of estimates of proved crude oil, natural gas and helium reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which would, in the case of determinations made pursuant to clauses (C) and (D), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company's engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change which is an increase, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by an independent petroleum engineer, (ii) the capitalized costs that are attributable to crude oil, natural gas and helium properties of the Company and its Restricted Subsidiaries to which no proved crude oil, natural gas and helium reserves are attributed, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (iv) the greater of (I) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries as of a date no earlier than the date of

the Company's latest audited financial statements (<u>provided</u> that the Company shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed), minus (b) to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of (i) noncontrolling interests, (ii) any natural gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, (iii) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties, (iv) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto and (v) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (a)(i) (utilizing the same prices utilized in the Company's year-end reserve report), would be necessary to satisfy fully the obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

"<u>Affiliate</u>" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "<u>control</u>" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "<u>controlling</u>" and "<u>controlled</u>" have meanings correlative to the foregoing. For purposes of Sections 4.05, 4.07 and 4.08 only, "<u>Affiliate</u>" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

"<u>Asset Disposition</u>" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "<u>disposition</u>"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary. Notwithstanding the foregoing, none of the following shall be deemed to be an Asset Disposition: (1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Subsidiary, (2) for purposes of Section 4.07 only, a disposition that constitutes a Restricted Payment permitted by Section 4.05, a disposition of all or substantially all the assets of the Company in compliance with Section 5.01 or a disposition that constitutes a Change of Control pursuant to clause (iii) of the definition thereof, (3) the sale or transfer (whether or not in the ordinary course of business) of crude oil and natural gas properties or direct or indirect interests in real property; <u>provided</u>, <u>however</u>, that at the time of such sale or transfer such properties do not have associated with them any proved reserves, (4) the abandonment, farm-out, lease or sublease of developed or undeveloped crude oil and natural gas properties, (5) the trade or exchange by the Company or any Restricted Subsidiary of any crude oil and natural gas property owned or held by the Company or such

Restricted Subsidiary for any crude oil and natural gas property owned or held by another Person, (6) the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment or (7) a single transaction or series of related transactions that involve the disposition of assets with a fair market value of less than $20.0 million, in the case of clauses (1) through (7) in the ordinary course of business.

"Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the Sale/Leaseback Transaction, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

"Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

"Bankruptcy Code" means Title 11 of the United States Code.

"Bankruptcy Law" means the Bankruptcy Code and any similar federal, state or foreign law providing for the relief of debtors.

"Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

"Borrowing Base" means the maximum amount in United States dollars determined or re-determined from time to time by the lenders (or such of them as shall be entitled thereunder to make such determination) under the Priority Lien Credit Agreement as the Borrowing Base (as defined therein) based on such lenders' normal and customary oil and gas reserve-based lending criteria as they exist at the particular time and which are generally applied by commercial lenders with respect to similar oil and gas reserve-based credits for similarly situated borrowers, as determined either quarterly, semi-annually or annually during each year and/or on such other occasions as may be provided for by the Priority Lien Credit Agreement; provided that the majority of commitments to lend under such Priority Lien Credit Agreement are from commercial banks, and the administrative agent for the lenders is a commercial bank, in each case, engaged in oil and gas reserve based lending in the ordinary course of their businesses (it being understood that the administrative agent and all lenders under the Priority Lien Credit Agreement as of the Issue Date constitute commercial banks for purposes hereof); provided further that in no event shall the Borrowing Base exceed, as of the date of any initial determination, scheduled redetermination or interim redetermination of the Borrowing Base pursuant to the terms of the Priority Lien Credit Agreement, the Borrowing Base Cap.

"Borrowing Base Cap" means, as of the date of any initial determination, scheduled redetermination or interim redetermination of the Borrowing Base under the Priority Lien Credit Agreement pursuant to the terms thereof, an amount equal to 60% of the Net Present Value, discounted at 9% per annum, of the future net revenues (before state or federal income taxes) from Proved Reserves attributable to the Oil and Gas Properties of the Company and the Subsidiary Guarantors, as estimated in the most recent Reserve Report but calculated by the Company using Modified ACNTA Prices (after giving effect to commodity derivatives contracts in effect as of the date of determination) and otherwise prepared in accordance with SEC guidelines, after giving effect to exploration and production activities, acquisitions, dispositions and production since the date of such Reserve Report.

"Business Day" means any day excluding any Saturday, Sunday and any other day on which banking institutions in New York City or Dallas, Texas are authorized or required by law to remain closed.

"Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (however designated) in equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"Carbon Dioxide Interests" means all rights, titles, interests and estates now or hereafter acquired in and to carbon dioxide (whether from natural or anthropogenic sources), including, to the extent each of the following may be related thereto, leases, fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

"Cash Management Services" means each and any of the following services and products provided to the Company or any Subsidiary Guarantor by any lender under the Priority Lien Credit Agreement or any affiliate of such lender: (a) commercial credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, (b) treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services) and (c) any other demand deposit or operating account relationships or other cash management services, including pursuant to any agreement in respect of the foregoing.

"Cash Management Obligations" means any and all Obligations of the Company or any of Subsidiary Guarantor, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with, or in respect of, any Cash Management Services.

"Change of Control" means the occurrence of any of the following events:

(i)   any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (i), such person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such person is the beneficial owner (as defined in this clause (i)), directly or indirectly, of more than 40% of the voting power of the Voting Stock of such parent corporation);

(ii)   during any period of two consecutive years from and after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose

5

nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(iii) the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company; or

(iv) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale, lease, conveyance or transfer of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to another Person, and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" means all property wherever located and whether now owned or at any time acquired after the Issue Date by the Company or any Subsidiary Guarantor as to which a Lien is granted under the Security Documents to secure the Securities or any Subsidiary Guarantee.

"Collateral Trust Agreement" means the Collateral Trust Agreement among Wilmington Trust, National Association, as trustee and collateral trustee under the Existing Second Lien Indenture, the Company, Subsidiary Guarantors and the other parties from time to time party thereto, dated as of May 10, 2016, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Indenture.

"Collateral Trustee" means the party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor appointed pursuant to the Collateral Trust Agreement.

"Company" means the party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained herein, each other obligor on the Securities.

"Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid,

repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness, (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition (other than an Asset Disposition involving assets having a fair market value of less than the greater of (a) 2.5% of Adjusted Consolidated Net Tangible Assets as of the end of the Company's then most recently completed fiscal year and (b) $3.0 million), then EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative) directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition (including by way of lease) of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) of this definition if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

"Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication, (i) interest expense attributable to Capital Lease Obligations and imputed interest with respect to Attributable Debt, (ii) capitalized interest, (iii) non-cash interest expense, (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (v) net costs (including amortization of fees and up-front payments) associated with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being net payees as to future

payouts under such caps or options, and interest rate and currency swaps and forwards for which the Company or any of its Restricted Subsidiaries has paid a premium, (vi) dividends (excluding dividends paid in shares of Capital Stock which is not Disqualified Stock) in respect of all Disqualified Stock held by Persons other than the Company or a Wholly-Owned Subsidiary, (vii) cash interest paid in connection with the issuance or Incurrence of any Indebtedness to the extent that, pursuant to ASC 470-60, such payments are not accounted for as interest expense and (viii) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary or secured by a Lien on assets of the Company or any Restricted Subsidiary to the extent such Indebtedness constitutes Indebtedness of the Company or any Restricted Subsidiary (whether or not such Guarantee or Lien is called upon); provided, however, "Consolidated Interest Expense" shall not include any (v) amortization of costs relating to original debt issuances other than the amortization of debt discount related to the issuance of zero coupon securities or other securities with an original issue price of not more than 90% of the principal thereof, (w) any write-off of debt issuance cost, (x) paid in kind interest added to the principal amount of any related Indebtedness following the date of its incurrence, (y) Consolidated Interest Expense with respect to any Indebtedness Incurred pursuant to Section 4.03(b)(8) and (z) non-cash interest expense Incurred in connection with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being either neutral or net payors as to future payouts under such caps or options.

"Consolidated Net Income" means, for any period, the net income of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (ii) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any Restricted Subsidiary (other than a Subsidiary Guarantor) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain or loss realized upon the sale or other disposition of any assets of the Company or its Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; (v) extraordinary gains or losses; (vi) any non-cash compensation expense realized for grants of performance shares, stock options or stock awards to officers, directors and employees of the Company or any of its Restricted Subsidiaries; (vii) any non-cash fair value adjustment pursuant to the "Derivatives and Hedging" topic of FASC; (viii) any write-downs of non-current assets; provided, however, that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and (ix) the cumulative effect of a change in accounting principles. Notwithstanding the foregoing, for the purposes of Section 4.05 only,

there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under Section 4.05(a)(3)(E).

"Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"Credit Facility" or "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including the Priority Lien Credit Agreement) with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables) or letters of credit, including any notes, mortgages, guarantees, collateral documents, security documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time, and any debt facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financings (including through the sale of receivables) or letters of credit that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under Section 4.03) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

"Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Description of Second Lien Notes" means the final version of the "Description of Second Lien Notes" provided to initial Holders on November 30, 2017 in connection with offers of the Securities.

"Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable, in whole or in part, at the option of the holder thereof, in each case described in the immediately preceding clauses (i), (ii) or (iii), on or prior to the Stated Maturity of the Securities; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Securities shall not constitute Disqualified Stock if (x) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of Sections 4.07 and 4.09 and (y) any such requirement only becomes operative after compliance with such corresponding terms applicable to the Securities, including the purchase of any Securities tendered pursuant thereto. The amount of any Disqualified Stock that does not have a fixed

redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to this Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price shall be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

"Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"DTC" means The Depository Trust Company, its nominees and their respective successors and assigns, or such other depository institution hereinafter appointed by the Company.

"EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income: (a) provision for taxes based on income or profits, (b) depletion and depreciation expense, (c) amortization expense, (d) exploration expense (if applicable to the Company after the Issue Date), (e) unrealized foreign exchange losses and (f) all other non-cash charges, including non-cash charges taken pursuant to the "Derivatives and Hedging" topic of the FASC (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period except such amounts as the Company determines in good faith are nonrecurring), and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto and deducted in calculating such Consolidated Net Income, the sum of (w) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments, (x) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, (y) unrealized foreign exchange gains and (z) all other non-cash unrealized gains, including non-cash unrealized gains taken pursuant to the "Derivatives and Hedging" topic of the FASC. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depletion, depreciation, amortization and exploration and other non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Existing 2021 Indenture" means the indenture dated as of February 17, 2011 governing the Company's 6⅜% Senior Subordinated Notes due 2021, as amended, supplemented or otherwise modified from time to time.

"Existing 2022 Indenture" means the indenture dated as of April 30, 2014 governing the Company's 5½% Senior Subordinated Notes due 2022, as amended, supplemented or otherwise modified from time to time.

"Existing 2023 Indenture" means the indenture dated as of February 5, 2013 governing the Company's 4⅝% Senior Subordinated Notes due 2023, as amended, supplemented or otherwise modified from time to time.

"Existing Second Lien Indenture" means the indenture dated as of May 10, 2016 governing the Company's 9% Senior Secured Second Lien Notes due 2021, as amended, supplemented or otherwise modified from time to time.

"Existing Second Lien Notes" means the Company's outstanding 9% Senior Secured Second Lien Notes due 2021.

"Existing Subordinated Notes" means the Company's outstanding 6⅜% Senior Subordinated Notes due 2021, 5½% Senior Subordinated Notes due 2022 and 4⅝% Senior Subordinated Notes due 2023.

"Existing Subordinated Notes Indentures" means the Existing 2021 Indenture, the Existing 2022 Indenture and the Existing 2023 Indenture.

"FASC" means Financial Accounting Standards Codification issued by the Financial Accounting Standards Board.

"Fitch" means Fitch Ratings Ltd. and its successors.

"GAAP" means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession, and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

"Guarantee" means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

"Guarantee Agreement" means a supplemental indenture, substantially in the form attached hereto as Exhibit 1, pursuant to which a Subsidiary Guarantor or any other Person becomes subject to the applicable terms and conditions of this Indenture.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Oil and Gas Hedging Contract, Interest Rate Agreement or Currency Agreement.

"Holder" or "Securityholder" means the Person in whose name a Security is registered on the Registrar's books.

"Hydrocarbon Interests" means all rights, titles, interests and estates, excluding Carbon Dioxide Interests, now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

"Hydrocarbons" means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom.

"Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (which purchase price is due more than six months after the date of taking delivery of title to such property), including all obligations of such Person for the deferred purchase price of property under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding any accrued dividends) or, with respect to any Restricted Subsidiary of such Person that is not a Subsidiary Guarantor, the amount of all obligations of such Person with respect to any Preferred Stock of such Restricted Subsidiary; (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such first-mentioned Person (whether or not such obligation is assumed by such first-mentioned Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, assuming the contingency giving rise to the obligation were to have occurred on such date, of any Guarantees outstanding at such date.

None of the following shall constitute Indebtedness: (i) indebtedness arising from agreements providing for indemnification or adjustment of purchase price or from guarantees securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements, incurred or assumed in connection with the disposition of any business, assets or Subsidiary of the Company, other than guarantees or similar credit support by the Company or any of its Subsidiaries of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; (ii) any trade payables or other similar liabilities to trade creditors and other accrued current liabilities incurred in the ordinary course of business as the deferred purchase price of property; (iii) any liability for Federal, state, local or other taxes owed or owing by such Person; (iv) amounts due in the ordinary course of business to other royalty and working interest owners; (v) obligations arising from guarantees to suppliers, lessors, licensees, contractors, franchisees or customers incurred in the ordinary course of business; (vi) obligations (other than express Guarantees of indebtedness for borrowed money) in respect of Indebtedness of other Persons arising in connection with (A) the sale or discount of accounts receivable, (B) trade acceptances and (C) endorsements of instruments for deposit in the ordinary course of business; (vii) obligations in respect of performance bonds provided by the Company or its Subsidiaries in the ordinary course of business and refinancing thereof; (viii) obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within two Business Days of its Incurrence; (ix) obligations in respect of any obligations under workers' compensation laws and similar legislation; (x) any obligation in respect of any Oil and Gas Hedging Contract; (xi) any unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of the "Derivatives and Hedging" topic of the FASC); and (xii) any obligations relating to any Production Payments.

"Indenture" means this Indenture as amended or supplemented from time to time.

"Insolvency or Liquidation Proceeding" means:

(a) any case commenced by or against the Company or any Subsidiary Guarantor under the Bankruptcy Code or any other Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of Company or any Subsidiary Guarantor, any receivership or assignment for the benefit of creditors relating to Company or any Subsidiary Guarantor or any similar case or proceeding relative to Company or any Subsidiary Guarantor or its creditors, as such, in each case whether or not voluntary;

(b) any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to Company or any Subsidiary Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(c) any other proceeding of any type or nature (including any composition agreement) in which substantially all claims of creditors of Company or any Subsidiary Guarantor are determined and any payment or distribution is or may be made on account of such claims.

"Intercreditor Agreement" means the Intercreditor Agreement among Wilmington Trust, National Association, as Original Second Lien Collateral Trustee (as defined therein), the Priority Lien Agent, the Company, Subsidiary Guarantors and the other parties from time to time party thereto, dated as of May 10, 2016, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Indenture.

"Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

"Investment" in any Person means any direct or indirect advance, loan (other than advances to customers or joint interest partners or drilling partnerships sponsored by the Company or any Restricted Subsidiary in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value. For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and Section 4.05, (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

"Investment Grade Rating" means for Moody's, a rating equal to or higher than Baa3 (or equivalent), for S&P, a rating equal to or higher than BBB- (or equivalent) and for any other Rating Agency the equivalent to the foregoing.

"Issue Date" means December 6, 2017.

"Junior Lien" means a Lien, junior to the Priority Liens and the Parity Liens as provided in the Intercreditor Agreement, granted by the Company or any Subsidiary Guarantor in favor of holders of Junior Lien Debt (or any collateral trustee or representative in connection therewith), at any time, upon any property of the Company or any Subsidiary Guarantor to secure Junior Lien Obligations.

"Junior Lien Agent" means the agent, collateral agent, trustee, collateral trustee or other representative of lenders or holders of the Initial Junior Lien Debt, together with its successors in such capacity appointed in accordance with the terms of a collateral trust agreement to be entered into among the Company, the Subsidiary Guarantors, the Junior Lien Agent and the representative of each other Series of Junior Lien Debt.

"Junior Lien Collateral Trust Agreement" means a collateral trust agreement entered into among the Company, the Subsidiary Guarantors, the Junior Lien Representatives and the Junior Lien Agent, as amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time, in accordance with each applicable Junior Lien Document.

"Junior Lien Debt" means any Indebtedness (other than intercompany Indebtedness owing to the Company or its Subsidiaries) of the Company or any Subsidiary Guarantor that is secured by a Junior Lien that was permitted to be Incurred and so secured under each applicable Secured Debt Document; provided that, in the case of any Indebtedness referred to in this definition:

(a)   on or before the date on which such Indebtedness is incurred by the Company or any Subsidiary Guarantor (or the date that the Company guarantees Junior Lien Debt of the Subsidiary Guarantors), such Indebtedness is designated by the Company, in an Officers' Certificate delivered to the Collateral Trustee as "Junior Lien Debt" (and in the case of the initial Series of Junior Lien Debt, as "Initial Junior Lien Debt") for the purposes of the Secured Debt Documents; provided that if such Series of Secured Debt is designated "Junior Lien Debt," it cannot also be designated as Parity Lien Debt or Priority Lien Debt (or any combination of the three);

(b)   the collateral agent or other representative with respect to such Indebtedness, the Priority Lien Agent, the Junior Lien Agent, the Collateral Trustee, the Company, and each applicable Subsidiary Guarantor have duly executed and delivered the Intercreditor Agreement (or a joinder to the Intercreditor Agreement); and

(c)   all other requirements set forth in the Intercreditor Agreement as to the confirmation, grant or perfection of the Liens of the holders of Junior Lien Debt to secure such Indebtedness or Obligations in respect thereof are satisfied.

"Junior Lien Documents" means, collectively, any indenture, credit agreement or other agreement or instrument pursuant to which Junior Lien Debt is incurred and the documents pursuant to which Junior Lien Obligations are granted.

"Junior Lien Obligations" means Junior Lien Debt and all other Obligations in respect thereof. Notwithstanding any other provision in the Intercreditor Agreement, the term "Junior Lien Obligations" will include accrued interest, fees, costs and other charges incurred under the Junior Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding.

"Junior Lien Representative" means with respect to any Series of Junior Lien Debt, the trustee, agent or representative of the holders of such Series of Junior Lien Debt that (i) is appointed as a representative of the holders of such Series of Junior Lien Debt (for purposes related to the administration of the security documents) pursuant to the indenture, credit agreement or other agreement governing such series of Junior Lien Debt, together with its successors in such capacity, and (ii) has become party to the Junior Lien Collateral Trust Agreement by executing a joinder in the form required under the Junior Lien Collateral Trust Agreement.

"Leverage Ratio" means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Indebtedness of such Person and its Restricted Subsidiaries as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of determination, which would be reflected as a liability on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared as of such date in accordance with GAAP, to (y) the EBITDA of such Person for the then most recent four fiscal quarters ending at least 45 days prior to the date of determination, in each case with such pro forma adjustments to the amount of consolidated Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of "Consolidated Coverage Ratio"; provided, however, that if, as of any date of determination, the carrying amount of any consolidated Indebtedness of such Person differs from the principal amount of such consolidated Indebtedness as a result of the application of ASC 470-60, then the principal amount of such consolidated Indebtedness as of such date shall be deemed to be the amount of such consolidated Indebtedness as of such date for purposes of determining the Leverage Ratio.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"Material Change" means an increase or decrease (excluding changes that result solely from changes in prices and changes resulting from the Incurrence of previously estimated future development costs) of more than 25% during a fiscal quarter in the discounted future net revenues from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (a)(i) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following shall be excluded from the calculation of Material Change: (i) any acquisitions during the fiscal quarter of oil and gas reserves that have been estimated by independent petroleum engineers and with respect to which a report or reports of such engineers exist and (ii) any disposition of properties existing at the beginning of such fiscal quarter that have been disposed of in compliance with Section 4.07.

"Modified ACNTA" means, as of any date of determination, an amount equal to Adjusted Consolidated Net Tangible Assets calculated without giving effect to clause (a)(iv) of the definition thereof and calculated as of a date not more than 30 days prior to the date of determination (the "calculation date"), on the following basis:

  (a) in lieu of commodity pricing of future net revenues based on SEC guidelines, Modified ACNTA Prices shall be used after giving effect to commodity derivatives contracts in effect as of the date of determination, as determined in good faith by the Company, and

  (b) such calculation shall be based on then current estimates of costs determined in good faith by the Company in light of prevailing market conditions.

"Modified ACNTA Prices" means, as of any date of determination, the forward month prices for the most comparable hydrocarbon commodity applicable to such future production month for a five year period (or such shorter period if forward month prices are not quoted for a reasonably comparable hydrocarbon commodity for the full five year period), with such prices held constant thereafter based on the last quoted forward month price of such period, as such prices are (i) quoted on the NYMEX (or its successor) as of the calculation date (as defined in the definition of Modified ACNTA) and (ii) adjusted for energy content, quality and basis differentials; provided that with respect to estimated future production for which prices are defined, within the meaning of SEC guidelines, by contractual arrangements excluding escalations based upon future conditions, then such contract prices shall be applied to future production subject to such arrangements.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Mortgages" means all mortgages, deeds of trust and similar documents, instruments and agreements (and all amendments, modifications and supplements thereof) creating, evidencing, perfecting or otherwise establishing the Liens on Oil and Gas Properties and other related assets to secure payment of the Securities, the Existing Second Lien Notes and the Subsidiary Guarantees or any part thereof.

"Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) in each case net of (i) all legal, title and recording tax expenses, commissions and other fees (including financial and other advisory fees) and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be

repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to non-controlling interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

"Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters', placement agents' or dealer managers' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Net Present Value" means, with respect to any proved hydrocarbon reserves, the discounted future net cash flows associated with such reserves, determined in accordance with the rules and regulations (including interpretations thereof) of the SEC in effect on the Issue Date.

"Net Working Capital" means (a) all current assets of the Company and its Restricted Subsidiaries minus (b) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, in each case as determined in accordance with GAAP.

"Non-recourse Purchase Money Indebtedness" means Indebtedness (other than Capital Lease Obligations) of the Company or any Subsidiary Guarantor incurred in connection with the acquisition by the Company or such Subsidiary Guarantor in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by the Company or such Subsidiary Guarantor in conducting its operations) with respect to which (i) the holders of such Indebtedness agree that they shall look solely to the fixed assets so acquired which secure such Indebtedness, and neither the Company nor any Restricted Subsidiary (a) is directly or indirectly liable for such Indebtedness or (b) provides credit support, including any undertaking, Guarantee, agreement or instrument that would constitute Indebtedness (other than the grant of a Lien on such acquired fixed assets), and (ii) no default or event of default with respect to such Indebtedness would cause, or permit (after notice or passage of time or otherwise), any holder of any other Indebtedness of the Company or a Subsidiary Guarantor to declare a default or event of default on such other Indebtedness or cause the payment, repurchase, redemption, defeasance or other acquisition or retirement for value thereof to be accelerated or payable prior to any scheduled principal payment, scheduled sinking fund payment or maturity.

"Note Documents" means this Indenture, the Securities, the Guarantee Agreements, the Security Documents and the Intercreditor Agreement.

"Obligations" means any principal (including reimbursement obligations and obligations to provide cash collateral with respect to letters of credit whether or not drawn), interest, premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness. The term "Obligations" includes accrued interest, fees, costs and other charges incurred under such documentation, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding.

"Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman of the Board, any Executive Vice President, any Senior Vice President, any Vice President, the

Chief Financial Officer, the Chief Operating Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary of a Person.

"Officers' Certificate" means a certificate signed by two Officers.

"Oil and Gas Business" means the business of the exploration for, and exploitation, development, acquisition, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, carbon dioxide and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

"Oil and Gas Hedging Contract" means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

"Oil and Gas Liens" means (i) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests); (ii) Liens on an oil or gas producing property to secure obligations Incurred or guarantees of obligations Incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property; (iii) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, master limited partnership agreements, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; provided, however, that in all instances such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract; (iv) Liens arising in connection with Production Payments; and (v) Liens on pipelines or pipeline facilities that arise by operation of law.

"Oil and Gas Properties" means (a) Hydrocarbon Interests; (b) the properties now or hereafter pooled or unitized with Hydrocarbon Interests; (c) all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any governmental authority) that may affect all or any portion of the Hydrocarbon Interests; (d) all operating agreements, contracts and other agreements, including production sharing contracts and agreements, that relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; (e) all Hydrocarbons in and under and that may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; (f) all tenements, hereditaments, appurtenances and properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests and (g) any and all property, real or personal, now owned or hereafter

acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or property described in clauses (a) through (f) of this definition (excluding drilling rigs, automotive equipment, rental equipment or other personal property that may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, gas processing plants and pipeline systems and any related infrastructure to any thereof, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes, together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing.

"Opinion of Counsel" means a written opinion from legal counsel (provided that such legal counsel may be an employee of, or counsel to, (a) the Company who is reasonably satisfactory to the Trustee or (b) the Trustee).

"Parity Lien" means a Lien granted by the Company or any Subsidiary Guarantor in favor of the Collateral Trustee, at any time, upon any property of the Company or any Subsidiary Guarantor to secure the Parity Lien Obligations.

"Parity Lien Debt" means:

(1)   the Securities issued on the Issue Date and Guarantees thereof;

(2)   the Existing Second Lien Notes and Guarantees thereof; and

(3)   all additional Indebtedness (other than intercompany Indebtedness owing to the Company or its Subsidiaries) of the Company or any Subsidiary Guarantor (including Additional Securities and Guarantees thereof), in each case that was permitted to be incurred and secured in accordance with the Secured Debt Documents equally and ratably with the Securities by a Parity Lien; provided that, in the case of any Indebtedness referred to in clause (3) of this definition:

(a)   other than in the case of Additional Securities, on or before the date on which such Indebtedness is incurred by the Company or any Subsidiary Guarantor, such Indebtedness is designated by the Company, in an Officers' Certificate delivered to each Parity Lien Representative and the Collateral Trustee, as "Parity Lien Debt" for the purposes of this Indenture and the Collateral Trust Agreement; provided further that if such Series of Secured Debt is designated as "Parity Lien Debt," it cannot also be designated as Priority Lien Debt or Junior Lien Debt (or any combination of the three);

(b)   such Indebtedness is governed by an indenture, credit agreement, collateral trust agreement or other agreement that includes an Additional Secured Debt Designation and, in each case, the Parity Lien Representative of such Parity Lien Debt (other than Additional Securities) shall have executed a joinder to the Intercreditor Agreement in the form provided, and the Parity Lien Collateral Trust Agreement or the Junior Lien Collateral Trust Agreement, as appropriate; and

(c)   all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee's Liens to secure such Indebtedness or Obligations in respect thereof are satisfied.

"Parity Lien Documents" means, collectively, the Note Documents (excluding the Intercreditor Agreement) and any additional indenture, supplemental indenture, credit agreement or other agreement governing each other Series of Parity Lien Debt and the Security Documents (other than any Security Documents that do not secure Parity Lien Obligations).

"Parity Lien Obligations" means Parity Lien Debt and all other Obligations in respect thereof. Notwithstanding any other provision hereof, the term "Parity Lien Obligations" will include accrued interest, fees, costs, and other charges incurred under the Parity Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding. To the extent that any payment with respect to the Parity Lien Obligations (whether by or on behalf of the Company or any Subsidiary Guarantor, as proceeds of security, enforcement of any right of set-off, or otherwise) is declared to be fraudulent or preferential in any respect, set aside, or required to be paid to a debtor in possession, trustee, receiver, or similar Person, then the Obligation or part thereof originally intended to be satisfied will be deemed to be reinstated and outstanding as if such payment had not occurred.

"Parity Lien Representative" means:

(1)   in the case of the Securities, the Trustee; or

(2)   in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who (a) is appointed to act for the holders of such Series of Parity Lien Debt (for purposes related to the administration of the Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (b) is or has become a party to the Collateral Trust Agreement by executing such agreement or a joinder in the form required under the Collateral Trust Agreement.

"Permanent Principal Repayment" means, with respect to any Indebtedness, a prepayment, repayment, redemption or purchase of such Indebtedness that permanently retires, or reduces the related loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased.

"Permitted Business Investment" means any investment made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including (i) ownership interests in Carbon Dioxide Interests, Oil and Gas Properties, processing facilities, gathering systems, pipelines or ancillary real property interests and (ii) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements (including for limited liability companies), excluding, however, Investments in corporations other than Restricted Subsidiaries.

"Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person that shall, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is an Oil and Gas Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated

with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is an Oil and Gas Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (viii) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to Section 4.07; (ix) Permitted Business Investments; (x) Investments intended to promote the Company's strategic objectives in the Oil and Gas Business in an aggregate amount not to exceed 5.0% of Modified ACNTA (determined as of the date of the making of any such Investment) at any one time outstanding (which Investments shall be deemed to be no longer outstanding only upon and to the extent of the return of capital thereof); and (xi) Investments made pursuant to Hedging Obligations of the Company and the Restricted Subsidiaries.

"Permitted Liens" means, with respect to any Person, (a) Liens existing as of the Issue Date (other than Liens ascribed in another clause of this definition); (b) [Reserved]; (c) any Lien existing on any property of a Person at the time such Person is merged or consolidated with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries; (d) any Lien existing on any property at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries; (e) any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the Restricted Subsidiaries or the ownership of their property (including (i) easements, rights of way and similar encumbrances, (ii) rights or title of lessors under leases (other than Capital Lease Obligations), (iii) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Restricted Subsidiaries on deposit with or in the possession of such banks, (iv) Liens imposed by law, including Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens, (v) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice and (vi) Oil and Gas Liens, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property (other than trade accounts payable arising in the ordinary course of business)); (f) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time; (g) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings, so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against the Company or any Restricted Subsidiary but excluding any such Liens to the extent securing insured or indemnified judgments or orders) in excess of $10.0 million; (h) Liens securing Hedging Obligations or Cash Management Obligations of the Company and its Restricted Subsidiaries; (i) Liens securing purchase money Indebtedness or Capital Lease

Obligations, _provided_ that such Liens attach only to the property acquired with the proceeds of such purchase money Indebtedness or the property which is the subject of such Capital Lease Obligations; (j) Liens securing Non-recourse Purchase Money Indebtedness granted in connection with the acquisition by the Company or any Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including the office buildings and other real property used by the Company or such Restricted Subsidiary in conducting its operations), _provided_ that (i) such Liens attach only to the fixed assets acquired with the proceeds of such Non-recourse Purchase Money Indebtedness and (ii) such Non-recourse Purchase Money Indebtedness is not in excess of the purchase price of such fixed assets; (k) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or legally defeasing Indebtedness of the Company or any Restricted Subsidiary so long as such deposit of funds is permitted under Section 4.05; (l) Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary to secure obligations of such Person and any refinancing thereof; (m) Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancing, refunding or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (a), (c), (d), (i) and (j) above; _provided_, _however_, that (i) such new Lien shall be limited to all or part of the same property (including future improvements thereon and accessions thereto) subject to the original Lien, (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement and (iii) the new Lien has no greater priority relative to the Securities and the Subsidiary Guarantees and the holders of the Indebtedness secured by such Lien have no greater intercreditor rights relative to the Securities and the Subsidiary Guarantees and the holders thereof than the original Liens and the related Indebtedness and the holders thereof and such new Liens are subject to the terms of the Intercreditor Agreement if applicable; (n) Liens in favor of the Company or a Restricted Subsidiary; (o) Liens securing Indebtedness of the Company or any Subsidiary Guarantor to the extent such Indebtedness constitutes Priority Lien Debt, Parity Lien Debt or Junior Lien Debt, in each case, under any Credit Facility Incurred under Section 4.03(b)(1) (and any related Guarantee Incurred under Section 4.03(b)(8)); _provided_ that the holders of such Indebtedness, or their duly appointed agent, are or will become party to the Intercreditor Agreement; (p) Liens securing Indebtedness of the Company or any Subsidiary Guarantor to the extent such Indebtedness constitutes Parity Lien Debt (including the Securities and the Subsidiary Guarantees) or Junior Lien Debt, in each case, Incurred under Section 4.03(b)(3) (and any related Guarantee Incurred under Section 4.03(b)(8)); _provided_ that the holders of such Indebtedness, or their duly appointed agent, are or will become party to the Intercreditor Agreement; (q) Liens securing Indebtedness of the Company or any Subsidiary Guarantor to the extent such Indebtedness constitutes Junior Lien Debt; _provided_ that such Junior Lien Debt is (i) incurred to extend, refinance, renew, replace, defease or refund Existing Subordinated Notes at a purchase price of not more than 100% of the principal amount as otherwise permitted under this Indenture and (ii) Incurred pursuant to Section 4.03(a); _provided further_ that the holders of such Indebtedness, or their duly appointed agent, are or will become party to the Intercreditor Agreement; and (r) Liens on the Collateral in favor of any collateral agent relating to such collateral agent's administrative expenses with respect to the Collateral. Notwithstanding anything in this definition to the contrary, the term "Permitted Liens" shall not include Liens resulting from the creation, Incurrence, issuance, assumption or Guarantee of any Production Payments other than (i) any such Liens existing as of the Issue Date, (ii) Production Payments in connection with the acquisition of any property after the Issue Date; _provided_ that any such Lien created in connection therewith is created, incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, such property and (iii) Production Payments other than those described in clauses (i) and (ii) of this sentence, to the extent such Production Payments constitute Asset Dispositions made pursuant to and in compliance with Section 4.07 and (iv) incentive compensation

programs for geologists, geophysicists and other providers of technical services to the Company and any Restricted Subsidiary; provided, however, that, in the case of the immediately foregoing clauses (i), (ii), (iii) and (iv), any Lien created in connection with any such Production Payments shall be limited to the property that is the subject of such Production Payments.

Any reference to a "Permitted Lien" is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Parity Liens.

"Permitted Marketing Obligations" means Indebtedness of the Company or any Restricted Subsidiary under letter of credit or borrowed money obligations, or in lieu of or in addition to such letters of credit or borrowed money, guarantees of such Indebtedness or other obligations of the Company or any Restricted Subsidiary by any other Restricted Subsidiary, as applicable, related to the purchase by the Company or any Restricted Subsidiary of hydrocarbons for which the Company or such Restricted Subsidiary has contracts to sell; provided, however, that in the event that such Indebtedness or obligations are guaranteed by the Company or any Restricted Subsidiary, then either (i) the Person with which the Company or such Restricted Subsidiary has contracts to sell has an investment grade credit rating from S&P or Moody's, or in lieu thereof, a Person guaranteeing the payment of such obligated Person has an investment grade credit rating from S&P or Moody's, or (ii) such Person posts, or has posted for it, a letter of credit in favor of the Company or such Restricted Subsidiary with respect to all such Person's obligations to the Company or such Restricted Subsidiary under such contracts.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Petroleum Industry Standards" means the Definitions for Oil and Gas Reserves promulgated by the Society of Petroleum Engineers (or any generally recognized successor) as in effect at the time in question.

"Pledge Agreement" means the Second Lien Pledge Agreement among Wilmington Trust, National Association, as Collateral Trustee (as defined therein), the Company and the Subsidiary pledgors from time to time party thereto, dated as of May 10, 2016, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Indenture.

"Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

The term "principal" of a Security means the principal of the Security plus the premium, if any, payable on the Security which is due or overdue or is to become due at the relevant time.

"Priority Lien" means a Lien granted by the Company or any Subsidiary Guarantor in favor of the Priority Lien Agent at any time, upon any property of the Company or any Subsidiary Guarantor to secure Priority Lien Obligations.

"Priority Lien Agent" means the administrative agent under the Priority Lien Credit Agreement, and, from and after the date of execution and delivery of a Priority Lien Substitute Facility, the agent, collateral agent, trustee or other representative of the lenders or holders of the Indebtedness and other

Obligations evidenced thereunder or governed thereby, in each case, together with its successors in such capacity.

"Priority Lien Cap" means, with respect to any Priority Lien Debt as of the date on which such Priority Lien Debt is Incurred, (a) a principal amount of Priority Lien Debt (with outstanding letters of credit being deemed to have a principal amount equal to the stated amount thereof) equal to the greatest of (i) $1,050.0 million, less the aggregate amount of all Permanent Principal Repayments of Priority Lien Debt since the Issue Date that are made in satisfaction of the requirements of Section 4.07, (ii) 35.0% of Modified ACNTA at the time of incurrence of such Indebtedness and (iii) the Borrowing Base in effect at the time of incurrence of such Indebtedness, plus (b) the amount of all Hedging Obligations, to the extent such Hedging Obligations are secured by the Priority Liens, plus (c) the amount of all Cash Management Obligations, to the extent such Cash Management Obligations are secured by the Priority Liens, plus (d) the amount of accrued and unpaid interest (excluding any interest paid-in-kind) with respect to such principal amount and outstanding fees, to the extent such Obligations are secured by the Priority Liens, plus (e) any amount of protective advances made by the holders of Priority Lien Obligations in respect of any Collateral for insurance, taxes or maintenance of Collateral, plus (f) fees, indemnifications, reimbursements and expenses due pursuant to the terms of any Priority Lien Debt.

"Priority Lien Credit Agreement" means the Amended and Restated Credit Agreement among the Company as Borrower and JPMorgan Chase Bank, N.A. as Administrative Agent and certain other financial institutions, dated December 9, 2014, as amended on May 4, 2015, as further amended on February 17, 2016, as further amended on April 18, 2016, as further amended on May 3, 2017, and as further amended on November 6, 2017, as such agreement may be amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time with the same and/or different lenders and/or agents and any credit agreement, loan agreement or any other agreement or instrument evidencing or governing the terms of any Priority Lien Substitute Facility.

"Priority Lien Debt" means Indebtedness of the Company and the Subsidiary Guarantors under the Priority Lien Credit Agreement (including reimbursement obligations with respect to letters of credit).

"Priority Lien Documents" means the Priority Lien Credit Agreement, the Priority Lien Security Documents, the other "Credit Documents" (as defined in the Priority Lien Credit Agreement), any documents with respect to Hedging Obligations and Cash Management Obligations secured under the terms of the Priority Lien Security Documents and all other loan documents, notes, guarantees, instruments and agreements governing or evidencing, or executed or delivered in connection with, any Priority Lien Substitute Facility.

"Priority Lien Obligations" means the Priority Lien Debt and all other Obligations in respect of or in connection with Priority Lien Debt together with Hedging Obligations and Cash Management Obligations. For the avoidance of doubt, Hedging Obligations and Cash Management Obligations shall only constitute Priority Lien Obligations to the extent that such Hedging Obligations or Cash Management Obligations, as applicable, are secured under the terms of the Priority Lien Credit Agreement and Priority Lien Security Documents. Notwithstanding any other provision hereof, the term "Priority Lien Obligations" includes accrued interest, fees, costs and other charges incurred under the Priority Lien Credit Agreement and the other Priority Lien Documents, whether incurred before or after commencement of an Insolvency or Liquidation Proceeding and whether or not allowable in an Insolvency or Liquidation Proceeding. To the extent that any payment with respect to the Priority Lien Obligations (whether by or on behalf of the Company or any Subsidiary Guarantor, as proceeds of security, enforcement of any right of set-off, or otherwise) is declared to be fraudulent or preferential in any respect, set aside, or required to be paid to a debtor in possession, trustee, receiver, or similar Person,

then the Obligation or part thereof originally intended to be satisfied will be deemed to be reinstated and outstanding as if such payment had not occurred.

"Priority Lien Security Documents" means the Priority Lien Credit Agreement (insofar as the same grants a Lien on the Collateral), certain agreements listed on the exhibits to the Intercreditor Agreement and any other security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, control agreements, or grants or transfers for security, now existing or entered into after the Issue Date, executed and delivered by the Company or any Subsidiary Guarantor creating (or purporting to create) a Lien upon Collateral in favor of the Priority Lien Agent (including any such agreements, assignments, mortgages, deeds of trust and other documents or instruments associated with any Priority Lien Substitute Facility).

"Priority Lien Substitute Facility" means any Credit Facility (without regard to any subsequent replacements thereof contemplated in the definition thereof unless also complying with the requirements of this definition) that replaces the Priority Lien Credit Agreement then in existence as permitted under this Indenture and the Intercreditor Agreement and with respect to which the following requirements have been satisfied:

(a)   on or before the date on which such Indebtedness is Incurred by the Company or any Subsidiary Guarantor (or the date that the Company guarantees Priority Lien Debt of the Subsidiary Guarantors), the Company delivers an Officers' Certificate stating that the incurrence thereof is permitted under each applicable Secured Debt Document;

(b)   the collateral agent or other representative with respect to such Indebtedness, the Priority Lien Agent, the Collateral Trustee, the Company and each applicable Subsidiary Guarantor have duly executed and delivered the Intercreditor Agreement (or a joinder to the Intercreditor Agreement);

(c)   the aggregate outstanding principal amount of the Priority Lien Obligations, after giving effect to such Priority Lien Substitute Facility, shall not exceed the Priority Lien Cap;

(d)   on or before the date on which such Indebtedness is Incurred by the Company and the Subsidiary Guarantors, such Indebtedness is designated by the Company, in an Officers' Certificate delivered to the Priority Lien Agent, the Collateral Trustee and the Junior Lien Agent, as "Priority Lien Debt" for the purposes of the Secured Debt Documents; provided that if such Series of Secured Debt is designated as "Priority Lien Debt," it cannot also be designated as Parity Lien Debt or Junior Lien Debt (or any combination of the three); and

(e)   all other requirements set forth in the Intercreditor Agreement as to the confirmation, grant or perfection of the Priority Lien Agent's Liens to secure such Indebtedness or Obligations in respect thereof are satisfied.

"Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

"Proved Developed Reserves" means oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both "Proved Reserves" and one of the following: (a) "Developed Producing Reserves" or (b) "Developed Non-Producing Reserves."

"Proved Reserves" means oil and gas reserves that, in accordance with Petroleum Industry Standards, are classified as both "Proved Reserves" and one of the following: (a) "Developed Producing Reserves," (b) "Developed Non-Producing Reserves" or (c) "Undeveloped Reserves."

"PV-9" means, with respect to any Proved Reserves expected to be produced from any Oil and Gas Properties evaluated in a Reserve Report, the Net Present Value, discounted at 9% per annum, of the future net revenues expected to accrue to the Company's and the Subsidiary Guarantors' collective interests in such reserves during the remaining expected economic lives of such reserves, calculated in accordance with the Priority Lien Credit Agreement or, if there is no Priority Lien Credit Agreement, calculated in a manner substantially consistent as determined in good faith by the Company with the calculation of PV-9 under the Priority Lien Credit Agreement as in effect on the Issue Date.

"Rating Agency" means (1) each of Moody's and S&P and (2) if Moody's or S&P ceases to rate the Securities for reasons outside of the Company's control, Fitch, unless at such time Fitch ceases to rate the Securities for reasons outside of the Company's control, in which case another "nationally recognized statistical rating organization" within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company as a replacement agency for Moody's, S&P or Fitch, as the case may be.

"Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

"Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with this Indenture including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced, (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced and (iv) if the Indebtedness being Refinanced is Non-recourse Purchase Money Indebtedness, such Refinancing Indebtedness satisfies clauses (i) and (ii) of the definition of "Non-recourse Purchase Money Indebtedness;" provided, further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

"Required Parity Lien Debtholders" means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Debt then outstanding (and including a majority in principal amount of the Existing Second Lien Notes then outstanding), calculated in accordance with the provisions of Section 7.2 of the Collateral Trust Agreement. For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, the Company or any Subsidiary of the Company will be deemed not to be outstanding.

"Reserve Report" means a report setting forth, as of each June 30th and December 31st, as applicable (or such other date in the event of any interim redetermination of the Borrowing Base pursuant to the terms of the Priority Lien Credit Agreement), the Proved Reserves and the Proved Developed Reserves attributable to the Oil and Gas Properties of the Company and the Subsidiary Guarantors, together with a projection of the rate of production and future net income, taxes, operating expenses and capital expenditures with respect thereto as of such date, in each case in the form delivered in accordance with the requirements of the Priority Lien Credit Agreement, or if there is no Priority Lien Credit Agreement requiring delivery of a Reserve Report, in form substantially consistent as determined in good

faith by the Company with the form of Reserve Report required under the Priority Lien Credit Agreement as in effect on the Issue Date.

"Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (y) dividends or distributions payable solely to the Company or a Restricted Subsidiary, and (z) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly-Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of such Person purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment (other than a Permitted Investment) in any Person.

"Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Company, Inc., and its successors.

"Sale/Leaseback Transaction" means an arrangement relating to property owned on the Issue Date or thereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person; provided that the fair market value of such property (as reasonably determined by the Board of Directors acting in good faith) is $10.0 million or more.

"SEC" means the Securities and Exchange Commission.

"Secured Debt" means Priority Lien Debt, Parity Lien Debt and Junior Lien Debt.

"Secured Debt Documents" means the Priority Lien Documents, the Parity Lien Documents and the Junior Lien Documents.

"Secured Parties" means the Collateral Trustee, the Holders and the other Parity Lien Secured Parties (as defined in the Collateral Trust Agreement).

"Security Documents" means the Collateral Trust Agreement, each agreement or joinder required by the Collateral Trust Agreement, the Pledge Agreement and all other security agreements, pledge agreements, collateral assignments, Mortgages, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by the Company or any Subsidiary Guarantor creating (or purporting to create) a Parity Lien upon Collateral in favor of the Collateral Trustee, in each case, as amended, supplemented, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions of Section 7.1 of the Collateral Trust Agreement.

"Senior Indebtedness" means, with respect to any Person (i) Indebtedness of such Person, and all obligations of such Person under the Securities, the Existing Second Lien Notes, any Credit Facility or any other Indebtedness, whether outstanding on the Issue Date or thereafter Incurred and (ii) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating such Person to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; provided, however, that Senior Indebtedness shall not include (1) any obligation of such Person to any Subsidiary of such Person, (2) any liability for Federal, state, local or other taxes owed or owing by such Person, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in right of payment to any other Indebtedness or other obligation of such Person or (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of this Indenture (other than, in the case of the Company or any Subsidiary Guarantor that Guarantees any Credit Facility, Indebtedness under any Credit Facility that is Incurred on the basis of a representation by the Company or the applicable Subsidiary Guarantor to the applicable lenders that such Person is permitted to Incur such Indebtedness under this Indenture).

"Series of Junior Lien Debt" means, severally, each issue or series of Junior Lien Debt for which a single transfer register is maintained.

"Series of Parity Lien Debt" means, severally, the Securities and each other issue or series of Parity Lien Debt for which a single transfer register is maintained.

"Series of Secured Debt" means each of the Priority Lien Debt, each Series of Parity Lien Debt and each Series of Junior Lien Debt.

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

"Stock Offering" means a primary offering, whether public or private, of shares of common stock of the Company.

"Subordinated Obligation" means any Indebtedness of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to, in the case of the Company, the Securities or, in the case of a Subsidiary Guarantor, its Subsidiary Guarantee pursuant to a written agreement to that effect.

"Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly

or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

"Subsidiary Guarantor" means each party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor, and any other Subsidiary that has issued a Subsidiary Guarantee.

"Subsidiary Guarantee" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Securities.

"Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof, (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $200.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized credit rating organization (as defined in Section 3(a)(62) of the Exchange Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor whose assets consist of obligations of the types described in clauses (i), (ii), (iii), (iv) and (v) of this definition, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a Person (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P or "R-1" (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer), (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's and (vi) investments in asset-backed securities maturing within one year of the date of acquisition thereof with a long-term rating at the time as of which any investment therein is made of "A3" (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer).

"TIA" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

"Trustee" means the party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor.

"Trust Officer" means:

(a)   any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter relating to this Indenture is referred because of such Person's knowledge of and familiarity with the particular subject; and

(b)   who shall have direct responsibility for the administration of this Indenture.

"Uniform Commercial Code" means the New York Uniform Commercial Code as in effect from time to time; provided, however, that if by reason of mandatory provisions of law, the perfection, the effect of perfection or non-perfection or priority of a security interest is governed by the personal property security laws of any jurisdiction other than New York, "Uniform Commercial Code" shall mean those personal property security laws as in effect in such other jurisdiction for the purposes of the provisions hereof relating to such perfection or priority and for the definitions related to such provisions.

"Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below, and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under Section 4.05. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under Section 4.03(a) and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

"Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

"Wholly-Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly-Owned Subsidiaries.

Section 1.02   Other Definitions.

Term	Defined in Section
"Affiliate Transaction"	4.08(a)
"Applicable Premium"	Securities
"Bankruptcy Law"	6.01
"Cash Consideration"	4.07(a)
"Company Order"	2.02
"covenant defeasance option"	8.01(b)

Term	Defined in Section
"Covenant Suspension Event"	4.14(a)
"Custodian"	6.01
"Definitive Security"	Appendix A
"Event of Default"	6.01
"Global Security"	Appendix A
"Guaranteed Obligations"	11.01
"legal defeasance option"	8.01(b)
"Mortgage Amendments"	10.02(a)
"Paying Agent"	2.03
"Registrar"	2.03
"Reversion Date"	4.14(b)
"Successor Company"	5.01(i)
"Suspended Covenants"	4.14(a)
"Suspension Period"	4.14(b)
"Treasury Rate"	Securities
"Unrestricted Affiliate"	4.08(b)

Section 1.03   Trust Indenture Act.

This Indenture is not qualified under the TIA. Notwithstanding the foregoing, whenever this Indenture expressly provides that a provision of the TIA shall apply to this Indenture, such provision is incorporated by reference in and made a part of this Indenture. The following TIA terms have the following meanings:

"indenture securities" means the Securities.

"obligor" on the indenture securities means the Company and any other obligor on the indenture securities.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule and in each case not otherwise defined in this Indenture, have the meanings assigned to them by such definitions.

Section 1.04   Rules of Construction. Unless the context otherwise requires:

(1)   a term has the meaning assigned to it;

(2)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3)   "or" is not exclusive;

(4)   "including" means including without limitation;

(5)   words in the singular include the plural and words in the plural include the singular;

(6)   (i) unsecured Indebtedness shall not be deemed to be subordinate or junior to Secured Debt (or any other Indebtedness secured by Permitted Liens) merely by virtue of its nature as unsecured Indebtedness and (ii) Senior Indebtedness shall not be deemed to be subordinate or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral;

(7)   the principal amount of any noninterest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the Company dated such date prepared in accordance with GAAP;

(8)   the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater;

(9)   references to "second lien" or "second-priority" Liens means Liens that may be junior in priority to the Liens securing Priority Lien Obligations, to the extent permitted to be incurred or to exist under the Intercreditor Agreement, and to other Permitted Liens; and

(10)   with respect to any Global Securities, references to the mailing of notice to the Holders shall be deemed to include electronic delivery of such notice in accordance with the applicable procedures of the Depository.

ARTICLE 2

The Securities

Section 2.01   Form and Dating. The Securities and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A, which is hereby incorporated in and expressly made a part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject, if any, or depository procedure or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company). Each Security shall be dated the date of its authentication. The Securities will be governed by this Indenture and by the provisions relating to the Securities set forth in Appendix A hereto, which is hereby incorporated into and expressly made a part of this Indenture. The terms of the Securities set forth in Exhibit A are part of the terms of this Indenture.

Section 2.02   Execution and Authentication. Two Officers shall sign the Securities for the Company by manual signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The manual signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

On the Issue Date, upon receipt of a written order of the Company signed by two Officers of the Company (a "Company Order"), the Trustee shall authenticate and deliver $381,568,000 of 9¼% Senior Secured Second Lien Notes due 2022 and, at any time and from time to time thereafter, the Trustee shall, upon receipt of a Company Order, authenticate and deliver Securities for original issue in an aggregate principal amount specified in such Company Order; provided that, in each case, the Trustee shall be

entitled to receive an Officers' Certificate and an Opinion of Counsel of the Company that it may reasonably request in connection with such authentication of Securities. Such Company Order shall specify the amount of Securities to be authenticated and the date on which the original issue of Securities is to be authenticated and, in the case of an issuance of Additional Securities pursuant to Section 2.13 after the Issue Date, shall certify that such issuance is in compliance with this Indenture, including Sections 4.03 and 4.10 hereof.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Securities. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

Section 2.03   Registrar and Paying Agent. The Company shall maintain an office or agency where Securities may be presented for registration or transfer or for exchange, which office shall maintain the names and addresses of Securityholders (the "Registrar"), and an office or agency where Securities may be presented for payment (the "Paying Agent"). The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent.

The Company shall enter into an appropriate agency agreement with any Registrar, Paying Agent or co-registrar not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of any such agent. If the Company fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Company or any Wholly-Owned Subsidiary incorporated or organized within the United States of America may act as Paying Agent, Registrar, co-registrar or transfer agent.

The Company initially appoints the Trustee as Registrar and Paying Agent in connection with the Securities.

Section 2.04   Paying Agent To Hold Money in Trust. Prior to 11:00 a.m., New York City time, on each due date of the principal and interest on any Security, the Company shall deposit with the Paying Agent a sum sufficient to pay such principal and interest when so becoming due. The Company shall require each Paying Agent (other than the Trustee) to agree in writing that the Paying Agent shall hold in trust for the benefit of Securityholders, the Trustee and the Collateral Trustee all money held by the Paying Agent for the payment of principal of or interest on the Securities and shall notify in writing the Trustee of any default by the Company in making any such payment. If the Company or a Wholly-Owned Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent. Upon complying with this Section, the Paying Agent shall have no further liability for the money delivered to the Trustee. Upon any Event of Default specified in Section 6.01(7) or (8), the Trustee shall automatically serve as the Paying Agent for the Securities.

Section 2.05   Securityholder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee, in writing at least five Business Days before each interest payment date and at such other times as the Trustee may request in

writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders.

Section 2.06   Transfer and Exchange. The Securities shall be issued in registered form and shall be transferable only upon the surrender of a Security for registration of transfer and in compliance with Appendix A. When a Security is presented to the Registrar or a co-registrar with a request to register a transfer, the Registrar shall register the transfer as requested if the requirements of this Indenture and Section 8-401(a) of the Uniform Commercial Code are met.

When Securities are presented to the Registrar or a co-registrar with a request to exchange them for an equal principal amount of Securities of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. To permit registration of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Securities at the Company's request. The Company may require the Securityholders to make a payment of a sum sufficient to pay all taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section. The Company shall not be required to make, and the Registrar need not register, transfers or exchanges of any Securities (i) selected for redemption (except, in the case of Securities to be redeemed in part, the portion thereof not to be redeemed) (ii) for a period of 15 days before the mailing of a notice of redemption of Securities to be redeemed or (iii) between a regular record date and the next succeeding interest payment date.

Prior to the due presentation for registration of transfer of any Security, the Company, the Subsidiary Guarantors, the Trustee, the Paying Agent and the Registrar may deem and treat the Person in whose name a Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, whether or not such Security is overdue, and none of the Company, any Subsidiary Guarantor, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

Any Holder of a beneficial interest in a Global Security shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Security may be effected only through a book-entry system maintained by (a) the Holder of such Global Security (or its agent) or (b) any Holder of a beneficial interest in such Global Security, and that ownership of a beneficial interest in such Global Security shall be required to be reflected in a book entry.

All Securities issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Securities surrendered upon such transfer or exchange.

Section 2.07   Replacement Securities. If a mutilated Security is surrendered to the Registrar or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee, upon the Company's written instruction, shall authenticate and deliver a replacement Security if the requirements of Section 8-405 of the Uniform Commercial Code are met and the Holder satisfies any other reasonable requirements of the Trustee. If required by the Trustee or the Company, such Holder shall furnish an indemnity bond sufficient in the judgment of the Company to protect the Company, the Trustee, the Paying Agent, the Registrar and any co-registrar and in the judgment of the Trustee to protect the Trustee, the Paying Agent, the Registrar and any of the Trustee's agents from any loss which any of them may suffer if a Security is replaced. The Company and the Trustee may charge the Holder for their expenses in replacing a Security.

Every replacement Security is an additional obligation of the Company.

Section 2.08   Outstanding Securities. Securities outstanding at any time are all Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding. A Security does not cease to be outstanding because the Company or an Affiliate of the Company holds the Security.

If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee and the Company receive proof satisfactory to them that the replaced Security is held by a bona fide purchaser.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a redemption date or maturity date money sufficient to pay all principal and interest payable on that date with respect to the Securities (or portions thereof) to be redeemed or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture, then on and after that date such Securities (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

Section 2.09   Temporary Securities. Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate and deliver temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Securities and deliver them in exchange for temporary Securities. Until such exchange, temporary Securities shall be entitled to the same rights, benefits and privileges as definitive Securities.

Section 2.10   Cancellation. The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange, payment or cancellation. The Trustee and no one else shall cancel and destroy (subject to the record retention requirements of the Exchange Act) all Securities surrendered for registration of transfer, exchange, payment or cancellation and, following the Company's written request, shall deliver a certificate of such destruction to the Company. The Company may not issue new Securities to replace Securities it has redeemed, paid or delivered to the Trustee for cancellation.

Section 2.11   Defaulted Interest. If the Company defaults in a payment of interest on the Securities, the Company shall pay defaulted interest (plus interest on such defaulted interest to the extent lawful) in any lawful manner. The Company may pay the defaulted interest to the Persons who are Securityholders on a subsequent special record date as provided in the Securities and in Section 4.01 hereof. The Company shall fix or cause to be fixed any such special record date and payment date and shall promptly send to each Securityholder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

Section 2.12   CUSIP Numbers and ISINs. The Company in issuing the Securities may use "CUSIP" numbers and/or "ISINs" (if then generally in use) and, if so, the Trustee shall use CUSIP numbers and/or ISINs in notices as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the CUSIP number or ISINs applicable to the Securities.

Section 2.13   Issuance of Additional Securities. The Company shall be entitled, subject to its compliance with Sections 4.03 and 4.10, to issue Additional Securities under this Indenture which shall have identical terms as the Securities issued on the Issue Date, other than with respect to the date of issuance and issue price; provided that such Additional Securities are fungible with the Securities for U.S. federal income tax purposes or are issued under a separate CUSIP number and ISIN. The Securities issued on the Issue Date and any Additional Securities shall be treated as a single class for all purposes under this Indenture.

With respect to any Additional Securities, the Company shall set forth in a resolution of the Board of Directors and an Officers' Certificate, a copy of each of which shall be delivered to the Trustee, the following information:

(1)   the aggregate principal amount of such Additional Securities to be authenticated and delivered pursuant to this Indenture; and

(2)   the issue price, the issue date and the CUSIP number and ISIN of such Additional Securities.

Section 2.14   Designation of Securities. The Securities and the Subsidiary Guarantees shall constitute "Senior Indebtedness," and the Company and the Subsidiary Guarantors hereby designate the Securities and the Subsidiary Guarantees as "Designated Senior Indebtedness" of the Company and the Subsidiary Guarantors, for purposes of the Existing Subordinated Notes Indentures. The Securities and the Subsidiary Guarantees shall be superior in right of payment to the Existing Subordinated Notes and the Guarantees thereof.

ARTICLE 3

Redemption

Section 3.01   Notices to Trustee. If the Company elects to redeem Securities pursuant to paragraph 5 of the Securities, it shall notify the Trustee in writing of the redemption date, the principal amount of Securities to be redeemed and the paragraph of the Securities pursuant to which the redemption shall occur.

The Company shall give each notice to the Trustee provided for in this Section at least 45 days before the redemption date unless the Trustee consents to a shorter period. Such notice shall be accompanied by an Officers' Certificate and an Opinion of Counsel from the Company to the effect that such redemption shall comply with the conditions herein.

Section 3.02   Selection of Securities To Be Redeemed. If fewer than all the Securities are to be redeemed, the Securities will be redeemed on a pro rata basis (or for Securities held in book-entry form, in accordance with the applicable procedures of DTC). The Trustee shall make the selection from outstanding Securities not previously called for redemption. The Trustee may select for redemption portions of the principal of Securities that have denominations larger than $2,000. Securities and portions of them the Trustee selects shall be in amounts of $2,000 or a whole multiple of $1,000 in excess thereof. Provisions of this Indenture that apply to Securities called for redemption also apply to portions of Securities called for redemption. The Trustee shall notify the Company, the Registrar and each Paying Agent promptly of the Securities or portions of Securities to be redeemed.

Section 3.03   Notice of Redemption. At least 30 days but not more than 60 days before a date for redemption of Securities, the Company shall send a notice of redemption by electronic transmission or by first-class mail to each Holder of Securities to be redeemed.

The notice shall identify the Securities to be redeemed and shall state:

        (1)   the redemption date;

        (2)   the redemption price;

        (3)   the name and address of the Paying Agent;

        (4)   that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

        (5)   if fewer than all the outstanding Securities are to be redeemed, the identification and principal amounts of the particular Securities to be redeemed;

        (6)   that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms of this Indenture, interest on Securities (or portions thereof) called for redemption ceases to accrue on and after the redemption date;

        (7)   the CUSIP number or ISIN, if any, printed on the Securities being re-deemed; and

        (8)   that no representation is made as to the correctness or accuracy of the CUSIP number or ISIN, if any, listed in such notice or printed on the Securities.

At the Company's request made at least five (5) Business Days prior to the date on which a notice of redemption is to be sent (or such shorter period as may be agreed by the Trustee), the Trustee shall give the notice of redemption in the Company's name and at the Company's expense. In such event, the Company shall provide the Trustee with the information required by this Section.

Section 3.04   <u>Effect of Notice of Redemption</u>. Once notice of redemption is sent, Securities called for redemption become due and payable on the redemption date and at the redemption price stated in the notice, subject to any condition or contingency stated therein. Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price stated in the notice, plus accrued and unpaid interest to but not including the redemption date. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

Section 3.05   <u>Deposit of Redemption Price.</u> Prior to 11:00 A.M. New York time on the redemption date, the Company shall deposit with the Paying Agent (or, if the Company or a Subsidiary is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of and accrued and unpaid interest on all Securities to be redeemed on that date other than Securities or portions of Securities called for redemption which have been delivered by the Company to the Trustee for cancellation.

Section 3.06   <u>Securities Redeemed in Part.</u> Upon surrender of a Security that is redeemed in part, the Company shall execute and the Trustee shall authenticate and deliver to the Holder (at the Company's expense) a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

ARTICLE 4

Covenants

Section 4.01   Payment of Securities. The Company shall promptly pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities and in this Indenture. Principal and interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds in accordance with this Indenture money sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture.

The Company shall pay interest on overdue principal at the rate specified therefor in the Securities, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02   Reports and Other Information.

(a)   Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to the rules and regulations promulgated by the SEC, so long as any Securities are outstanding, the Company shall have its annual consolidated financial statements audited by a nationally recognized firm of independent auditors and its interim consolidated financial statements reviewed by a national recognized firm of independent auditors in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accounts (or any similar replacement standard). In addition, so long as any Securities are outstanding, the Company shall furnish to the Holders and the Trustee the following reports:

(1)(x) all annual and quarterly financial statements that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q of the Company, if the Company were required to file such forms, plus a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (y) with respect to the annual and quarterly information, a presentation of EBITDA of the Company derived from such financial information; and (z) with respect to the annual financial statements only, a report on the annual financial statements by the Company's independent registered public accounting firm; and

(2) all information that would be required to be contained in filings with the SEC on Form 8-K under Items 1.01, 1.02, 1.03, 2.01, 2.05, 2.06, 4.01, 4.02, 5.01 and 5.02(b) and (c) (other than with respect to information otherwise required or contemplated by Item 402 of Regulation S-K) as in effect on the Issue Date if the Company were required to file such reports; provided, however, that (A) no such current report will be required to include as an exhibit, or to include a summary of the terms of, any employment or compensatory arrangement agreement, plan or understanding between the Company (or any of its Subsidiaries) and any director, manager or executive officer, of the Company (or any of its Subsidiaries), and (B) the Company shall not be required to make available any information regarding the occurrence of any of the events set forth in this clause (2) if the Company determines in its good faith judgment that the event that would otherwise be required to be disclosed is not material to the Holders or the business, assets, operations, financial positions or prospects of the Company and its Restricted Subsidiaries taken as a whole.

(b)   If and for so long as the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the information to be delivered pursuant to Section 4.02(a) shall not be required to (a) comply with (i) Section 302, 404 or 906 of the Sarbanes-Oxley Act of 2002 or related

Items 307 and 308 of Regulation S-K promulgated by the SEC, (ii) Item 601 of Regulation S-K (with respect to exhibits) or (iii) Regulation G or Item 10(e) of Regulation S-K promulgated by the SEC with respect to any non-generally accepted accounting principles financial measures contained therein, (b) contain any separate financial statements, footnotes or other information contemplated by Rule 3-05, Rule 3-10 or Rule 3-16 or Article 11 of Regulation S-X promulgated by the SEC, (c) include financial statements in interactive data format using eXtensible Business Reporting Language or (d) present compensation or beneficial ownership information.

(c)   All annual reports required under Section 4.02(a) shall be furnished within 90 days after the end of the fiscal year to which they relate, and all such quarterly reports shall be furnished within 45 days after the end of the fiscal quarter to which they relate. All current reports required under Section 4.02(a) shall be furnished within the time periods specified in the SEC's rules and regulations for reporting companies under the Exchange Act. The Company shall make available such information and such reports to the Trustee under this Indenture, to any Holder and to any beneficial owner or potential purchaser of the Securities, in each case by posting such information on its website, Intralinks or any comparable freely accessible online data system, and shall make such information readily available to any prospective investor, any securities analyst or any Holder. For purposes of this Section 4.02(c), the Company shall be deemed to have furnished such reports and information to, or filed such reports and information with, the Trustee, the Holders of the Securities and to any beneficial owner or potential purchaser of the Securities as required by this Section 4.02(c) if it has filed such reports or information with the SEC via the EDGAR filing system.

(d)   The Company shall furnish to Holders of the Securities, beneficial owners and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, so long as the Securities are not freely transferable under the Securities Act. If the Company has designated any of its Subsidiaries as an Unrestricted Subsidiary and if any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, would constitute a Significant Subsidiary of the Company, then the annual and quarterly information required by Section 4.02(a)(1) shall include a presentation of selected financial metrics (in the Company's sole discretion) of such Unrestricted Subsidiaries as a group in the "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(e)   Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee's receipt of those materials will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on Officers' Certificates). It is understood that the Trustee shall have no obligation whatsoever to monitor or confirm, on a continuing basis or otherwise, the Company's compliance with this Section 4.02, to determine whether or not such financial statements, information, documents or reports have been posted on any website or online data system or filed with the SEC or to participate in any conference calls.

(f)   The Company may satisfy its obligations under Section 4.02(a) with respect to financial information relating to the Company by furnishing financial information relating to any parent entity of the Company; provided that the same is accompanied by selected financial metrics (in the Company's sole determination) that show the differences between the information relating to such parent, on the one hand, and the information relating to the Company and the Restricted Subsidiaries on a stand-alone basis, on the other hand.

Section 4.03   Limitation on Indebtedness.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company or a Restricted Subsidiary may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.25 to 1.0.

(b)   Notwithstanding Section 4.03(a), the Company and any Restricted Subsidiary may Incur the following Indebtedness:

(1)   Indebtedness Incurred pursuant to any Credit Facility, so long as the aggregate amount of all such Indebtedness outstanding under all Credit Facilities Incurred under this clause (1) does not, immediately after giving effect thereto, exceed the greatest of (x) $1,050.0 million, less the aggregate amount of all Permanent Principal Repayments of Priority Lien Debt since the Issue Date that are made in satisfaction of the requirements of Section 4.07, (y) 35.0% of Modified ACNTA as of the date of such Incurrence and (z) the Borrowing Base as of the date of such Incurrence;

(2)   Indebtedness owed to and held by the Company or any Restricted Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

(3)   (A) the Securities, any Additional Securities, any other Parity Lien Debt, any Junior Lien Debt and any unsecured Indebtedness in an aggregate principal amount outstanding, together with all other Indebtedness outstanding under this clause (b)(3)(A), not to exceed the greater of (x) $1,000.0 million and (y) (I) 65.0% of Modified ACNTA determined as of the date of such Incurrence minus (II) the aggregate amount of all Indebtedness outstanding under Credit Facilities Incurred under Section 4.03(b)(1) as of the date of such Incurrence (assuming for such purposes that all available amounts under Section 4.03(b)(1) are fully drawn); provided, however, that any Parity Lien Debt, Junior Lien Debt or unsecured Indebtedness Incurred under this clause (b)(3)(A) after the Issue Date shall not have a Stated Maturity any earlier than the Stated Maturity of the Securities, and (B) [Reserved];

(4)   Indebtedness outstanding on the Issue Date (other than Indebtedness described in clauses (1), (2) or (3) of this Section 4.03(b));

(5)   Indebtedness of (A) a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and (B) the Company or a Restricted Subsidiary Incurred for the purpose of financing all or any part of the cost of acquiring Oil and Gas Properties or Carbon Dioxide Interests, another Person (other than a Person that was, immediately prior to such acquisition, a Subsidiary of the Company) engaged in the Oil and Gas Business or all or substantially all the assets of such a Person; provided, however, that in the case of each of clause (A) and clause (B) above, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.0 to 1.0;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to Section 4.03(a) or Section 4.03(b)(4) or (5), this clause (6) or clause (7) below; provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness or Preferred Stock of a Restricted Subsidiary described in Section 4.03(b)(5), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary or the Company;

(7) Non-recourse Purchase Money Indebtedness;

(8) Indebtedness consisting of the Subsidiary Guarantees and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred by the Company pursuant to clauses (1) and (3) of this Section 4.03(b);

(9) Indebtedness consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to this Indenture;

(10) Indebtedness under Oil and Gas Hedging Contracts and Currency Agreements entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Restricted Subsidiaries;

(11) Indebtedness in respect of bid, performance or surety obligations issued by or for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including Guarantees and letters of credit functioning as or supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(12) Indebtedness of the Company or a Restricted Subsidiary Incurred to finance capital expenditures and Refinancing Indebtedness Incurred in respect thereof in an aggregate amount which, when taken together with the amount of all other Indebtedness Incurred pursuant to this clause (12) since the Issue Date and then outstanding, does not exceed $20.0 million;

(13) Permitted Marketing Obligations;

(14) In-kind obligations relating to oil and gas balancing positions arising in the ordinary course of business; and

(15) Indebtedness in an aggregate amount which, together with the amount of all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by Section 4.03(a) or clauses (1) through (14) of this Section 4.03(b)) does not exceed $100.0 million.

(c) Notwithstanding the foregoing, the Company shall not, and shall not permit any Subsidiary Guarantor to, Incur any Indebtedness pursuant to Section 4.03(b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations (other than the Existing Subordinated Notes if (x) such Refinancing of the applicable series of Existing Subordinated Notes occurs within one year of the final maturity of such notes, (y) such Refinancing Indebtedness constitutes Junior Lien Debt or is unsecured or (z) such Existing Subordinated Notes are purchased, repurchased, redeemed, defeased, acquired or retired for value as permitted pursuant to Section 4.05(b)(8) (provided, that such Refinancing Indebtedness constitutes Parity Lien Debt, Junior Lien Debt or is unsecured)) unless such Indebtedness shall be subordinated to the Securities or the relevant Subsidiary Guarantee, as the case may be, to at least the same extent as such Subordinated Obligations.

(d)   For purposes of determining compliance with this Section 4.03, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in this Section 4.03, the Company, in its sole discretion, shall classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses of this Section 4.03; provided that (x) any Indebtedness outstanding under the Priority Lien Credit Agreement on the Issue Date shall be treated as Incurred on the Issue Date under Section 4.03(b)(1) and may not be reclassified and (y) any Indebtedness outstanding under the Existing Second Lien Notes Indenture on the Issue Date shall be treated as Incurred on the Issue Date under Section 4.03(b)(3) and may not be reclassified; and (2) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described in this Section 4.03, subject to the limitations described in clause (1) of this Section 4.03(d).

Section 4.04   <u>Incurrence of Layered Indebtedness</u>. The Company shall not, and the Company shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated in right of payment to any other Senior Indebtedness of the Company or of such Restricted Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinated in right of payment to the Securities or the Subsidiary Guarantee of such Restricted Subsidiary, to the same extent and in the same manner as such Indebtedness is subordinated in right of payment to such other Senior Indebtedness of the Company or such Restricted Subsidiary, as the case may be. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, Incur, assume or suffer to exist any Lien on Collateral securing any Indebtedness if such Lien would (a) have or purport to have priority over the Parity Liens on such Collateral and (b) be contractually subordinated to any Priority Liens on such Collateral.

Section 4.05   <u>Limitation on Restricted Payments</u>.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.03(a); or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since October 1, 2017 would exceed the sum of (without duplication): (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis commencing on October 1, 2017, and ending on the last day of the fiscal quarter ending on or immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to September 30, 2017 (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); (C) the aggregate Net Cash Proceeds received by the Company from the issue or sale subsequent to September 30, 2017 of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan; provided, however, that if such employee stock ownership plan incurs any Indebtedness with respect thereto, such aggregate amount shall be limited to an amount equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to such Indebtedness; (D) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to September 30, 2017, of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any

cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); and (E) an amount equal to the sum of (i) the net reduction in Investments made subsequent to September 30, 2017 by the Company or any Restricted Subsidiary in any Person resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to the Company or any Restricted Subsidiary from such Person, and (ii) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b)   The provisions of Section 4.05(a) shall not prohibit: (1) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this Section 4.05; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided, further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); provided, however, that (A) such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under Section 4.05(a)(3)(B) (but only to the extent that such Net Cash Proceeds were used to purchase, repurchase, redeem, defease or otherwise acquire or retire such Capital Stock as provided in this clause (2)); (3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company that is permitted to be Incurred under Section 4.03 (subject to the limitations of Section 4.03(c)); provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments; (4) the purchase, repurchase or acquisition of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such purchases, repurchases or acquisitions shall not exceed $25.0 million in any calendar year (with any unused amounts in any calendar year being carried over to succeeding calendar years); provided, further, however, that such purchases, repurchases and acquisitions shall be excluded in the calculation of the amount of Restricted Payments; (5) loans made to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors (or a duly authorized officer), the net cash proceeds of which are used solely (A) to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options or (B) to refinance loans, together with accrued interest thereon, made pursuant to item (A) of this clause (5); provided, however, that such loans shall be excluded in the calculation of the amount of Restricted Payments; (6) any Restricted Payment so long as on the date of such Restricted Payment, after giving pro forma effect thereto and to any related transactions as if the same had occurred

at the beginning of the Company's most recently ended four full fiscal quarters for which internal financial statements are available, the Company's Leverage Ratio would not have exceeded 2.5 to 1.0; provided, however, that such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments; (7) other Restricted Payments in an aggregate amount not to exceed $100.0 million; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments; or (8) any Restricted Payments in the form of purchases, repurchases, redemptions, defeasances or other acquisitions or retirements for value of the Existing Subordinated Notes in an aggregate amount of Restricted Payments on or after the Issue Date not to exceed $564.0 million; provided that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Section 4.06   Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (a) to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or a Restricted Subsidiary, (b) to make any loans or advances to the Company or a Restricted Subsidiary or (c) to transfer any of its property or assets to the Company or a Restricted Subsidiary, except: (i) any encumbrance or restriction in the Priority Lien Credit Agreement or Note Documents on the Issue Date or pursuant to any other agreement in effect on the Issue Date; (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this Section 4.06 or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this Section 4.06 or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Securityholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (iv) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; (v) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary permitted to be Incurred pursuant to this Indenture to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and (vi) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary in compliance with the terms of this Indenture pending the closing of such sale or disposition.

Section 4.07   Limitation on Sales of Assets and Subsidiary Stock.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless (1) the Company or such Restricted Subsidiary receives consideration at least equal to the fair market value (such fair market value to be determined in advance in good faith by an Officer or an officer of such Restricted Subsidiary with responsibility for such transaction, or if the Asset Disposition exceeds $50.0 million, by the Board of Directors, which determination shall be conclusive evidence of compliance with this provision), of the equity and assets subject to such Asset Disposition; (2) (A) at least 75% of the consideration received by the Company or

such Restricted Subsidiary is in the form of cash or cash equivalents, Additional Assets or any combination thereof (collectively, the "Cash Consideration") or (B) the fair market value of all forms of consideration other than Cash Consideration received by the Company and its Restricted Subsidiaries since September 30, 2017 does not exceed in the aggregate 10% of ACNTA at the time of the applicable Asset Disposition (after giving effect to such Asset Disposition); and (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) (A) *first*, (i) if the assets subject to such Asset Disposition constitute Collateral, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Priority Lien Debt and other outstanding Priority Lien Obligations or Parity Lien Debt and other outstanding Parity Lien Obligations (in each case, other than Indebtedness owed to the Company or an Affiliate of the Company) within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, provided such prepayment, repayment, redemption or purchase permanently retires, or reduces the related loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased (and, with respect to Parity Lien Debt, such prepayment, repayment, redemption or purchase must be made either (x) for Securities only or (y) for Securities and other Parity Lien Debt, and in the case of subclause (y), by a pro rata prepayment, repayment or redemption of outstanding Securities and such other Parity Lien Debt or by an offer to purchase on a pro rata basis made to all holders of Securities and such other Parity Lien Debt) or (ii) if the assets subject to such Asset Disposition do not constitute Collateral, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or any Subsidiary Guarantor in each case that is Secured Debt or Indebtedness (other than Disqualified Stock) of a Wholly-Owned Subsidiary that is not a Subsidiary Guarantor (other than Indebtedness owed to the Company or an Affiliate of the Company) within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, provided such prepayment, repayment, redemption or purchase permanently retires, or reduces the related loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased; (B) *second*, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets or to make capital expenditures in the Oil and Gas Business within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided that, without limitation of the provisions of Section 10.03, any such Additional Assets, including the assets of any Person that becomes a Subsidiary Guarantor as a result of such transaction, acquired with Net Available Cash from an Asset Disposition of Collateral are, to the extent required by the Priority Lien Documents or the Security Documents (and pursuant to the terms thereof), pledged as Collateral; and (C) *third*, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders (and to holders of other Parity Lien Debt of the Company designated by the Company) to purchase Securities (and such other Parity Lien Debt of the Company) pursuant to and subject to the conditions contained in this Indenture, which purchase permanently reduces the outstanding amount of such Securities (and such other Parity Lien Debt) in an amount equal to (or greater than) the principal amount purchased.

Pending application of Net Available Cash pursuant to this Section 4.07(a), such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit Indebtedness (which may include Priority Lien Debt).

(b)   Notwithstanding Section 4.07(a), the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance with Section 4.07(a) except to the extent that the aggregate Net Available Cash from all Asset Dispositions, which is not applied in accordance with Section 4.07(a), exceeds $40.0 million during any calendar year.

For the purposes of Section 4.07(a), the following are deemed to be cash or cash equivalents (i) any liabilities, as shown on the Company's or such Restricted Subsidiary's most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Securities or any Subsidiary Guarantee) that are assumed by the transferee of any such Asset Disposition pursuant to (A) a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability or (B) an assignment agreement that includes, in lieu of such a release, the agreement of the transferee or its parent company to indemnify and hold harmless the Company or such Restricted Subsidiary from and against any loss, liability or cost in respect of such assumed liability and (ii) any non-Cash Consideration received by the Company or any Restricted Subsidiary from the transferee that is converted, monetized, sold or exchanged by the Company or such Restricted Subsidiary into cash or cash equivalents within 120 days of receipt. Notwithstanding the foregoing, the 75% limitation referred to in Section 4.07(a)(2) shall be deemed satisfied with respect to any Asset Disposition in which the cash or cash equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Disposition complied with the aforementioned 75% limitation. The requirement of Section 4.07(a)(3)(B) shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by the Company or its Restricted Subsidiary within the time period specified in such clause and such Net Available Cash is subsequently applied in accordance with such agreement within six months following such agreement.

(c)   In the event of an Asset Disposition that requires the purchase of Securities (and other Parity Lien Debt of the Company) pursuant to Section 4.07(a)(3)(C), the Company shall make such offer to purchase Securities on or before the 541st day after the later of the date of such Asset Disposition or the receipt of such Net Available Cash, and shall purchase Securities tendered pursuant to an offer by the Company for the Securities (and if required or permitted by the terms of any other Parity Lien Debt, to the holders of such Indebtedness) at a purchase price of 100% of their principal amount (or, in the event (x) such other Parity Lien Debt (other than the Existing Second Lien Notes) of the Company was issued with original issue discount greater than 2.5% and (y) the Existing Second Lien Notes are outstanding, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Parity Lien Debt of the Company, such lesser price, if any, as may be provided for by the terms of such Parity Lien Debt of the Company) in accordance with the procedures (including prorating in the event of oversubscription) set forth in Section 3.02; provided, however, that if the terms of an asset sale covenant relating to the Secured Debt outstanding as of the Issue Date would require that such Secured Debt be included in an offer hereunder for the Securities, and the terms of such Secured Debt require that the price offered to the Securities in such offer be at a price not greater than 100% of accreted value, the Company may make the offer for the Securities hereunder at a price of 100% of accreted value so long as the Company has previously made an offer with the then remaining Net Available Cash from the applicable Asset Disposition for the Securities under Section 4.07(a)(3)(A) or otherwise at a price of 100% of principal amount. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company shall select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Securities shall be minimum denominations of $2,000 principal amount and whole multiples of $1,000 in excess thereof. The Company shall not be required to make such an offer to purchase Securities (and other Parity Lien Debt of the Company) pursuant to this Section 4.07 if the Net Available Cash not applied or invested as provided in Section 4.07(a)(3)(A) or (B) is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash shall be deemed to be reduced by the aggregate amount of such offer.

(d)   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to Section 4.07(c). To the extent that the provisions of any securities laws or regulations conflict with provisions of Section 4.07(c), the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under Section 4.07(c) by virtue of its compliance with such securities laws or regulations.

Section 4.08   Limitation on Affiliate Transactions.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $15.0 million, are set forth in writing and have been approved by the Board of Directors, including a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction, and (3) if such Affiliate Transaction involves an amount in excess of $25.0 million, have been determined by a nationally recognized investment banking or accounting firm or other qualified independent appraiser to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

(b)   The provisions of Section 4.08(a) shall not prohibit (i) any sale of hydrocarbons or other mineral products to an Affiliate of the Company or the entering into or performance of Oil and Gas Hedging Contracts, gas gathering, transportation or processing contracts or oil or natural gas marketing or exchange contracts with an Affiliate of the Company, in each case, in the ordinary course of business, so long as the terms of any such transaction are approved by a majority of the members of the Board of Directors who are disinterested with respect to such transaction, (ii) the sale to an Affiliate of the Company of Capital Stock of the Company that does not constitute Disqualified Stock, and the sale to an Affiliate of the Company of Indebtedness (including Disqualified Stock) of the Company in connection with an offering of such Indebtedness in a market transaction and on terms substantially identical to those of other purchasers in such market transaction, (iii) transactions contemplated by any employment agreement or other compensation plan or arrangement existing on the Issue Date or thereafter entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, (iv) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or any Restricted Subsidiary, (v) transactions between or among the Company and its Restricted Subsidiaries, (vi) transactions between the Company or any of its Restricted Subsidiaries and Persons that are controlled (as defined in the definition of "Affiliate") by the Company (an "Unrestricted Affiliate"); provided that no other Person that controls (as so defined) or is under common control with the Company holds any Investments in such Unrestricted Affiliate; (vii) Restricted Payments that are permitted by the provisions of Section 4.05; and (viii) loans or advances to employees in the ordinary course of business and approved by the Company's Board of Directors in an aggregate principal amount not to exceed $2.5 million outstanding at any one time.

Section 4.09   Change of Control.

(a)   Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Company purchase such Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment

date occurring on or prior to the purchase date), in accordance with the terms contemplated in Section 4.09(b). In the event that at the time of such Change of Control the terms of the Indebtedness under the Priority Lien Credit Agreement restrict or prohibit the repurchase of Securities pursuant to this Section, then prior to the mailing or other delivery in accordance with the applicable procedures of DTC of the notice to Holders provided for in Section 4.09(b), but in any event within 30 days following any Change of Control, the Company shall (i) repay in full the Indebtedness under the Priority Lien Credit Agreement or (ii) obtain the requisite consent under the agreements governing the Indebtedness under the Priority Lien Credit Agreement to permit the repurchase of the Securities as provided for in Section 4.09(b).

(b)   Within 30 days following a Change of Control, the Company shall mail, or otherwise deliver in accordance with the applicable procedures of DTC, a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date occurring on or prior to the purchase date); (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control); (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or otherwise delivered in accordance with the applicable procedures of DTC); and (4) the instructions determined by the Company, consistent with this Section 4.09, that a Holder must follow in order to have its Securities purchased.

(c)   Holders electing to have a Security purchased shall be required to surrender the Security, with an appropriate form duly completed, to the Company at the address specified in the notice at least three Business Days prior to the purchase date. Holders shall be entitled to withdraw their election if the Trustee or the Company receives not later than one Business Day prior to the purchase date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security which was delivered for purchase by the Holder and a statement that such Holder is withdrawing his election to have such Security purchased.

(d)   On the purchase date, all Securities purchased by the Company under this Section shall be delivered to the Trustee for cancellation, together with an Officers' Certificate to confirm the purchase and directing the Trustee to cancel such Securities, and the Company shall pay the purchase price plus accrued and unpaid interest, if any, to the Holders entitled thereto.

(e)   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to this Section 4.09. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.09, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.09 by virtue thereof.

(f)   The Company shall not be required to make an offer to purchase Securities as a result of a Change of Control pursuant to this Section 4.09 if a third party (i) makes such offer in the manner, at the times and otherwise in compliance with the requirements set forth in Section 4.09(b) and (ii) purchases all Securities validly tendered and not withdrawn under such an offer.

Section 4.10   Limitation on Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Lien on or with

respect to any property of the Company or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, except that the Company and its Restricted Subsidiaries may enter into, create, incur, assume or suffer to exist any Permitted Liens.

Section 4.11   Compliance Certificate. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2017) of the Company an Officers' Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such fiscal year. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also shall comply with Section 314(a)(4) of the TIA.

Section 4.12   Further Instruments and Acts. Upon request of the Trustee, the Company shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 4.13   Future Subsidiary Guarantors. The Company shall cause each domestic Restricted Subsidiary that represents 10% or more of the book assets of, or 10% or more of the ACNTA of, the Company and its Restricted Subsidiaries, taken as a whole, or that Guarantees or otherwise has an aggregate of $15.0 million or more of Indebtedness or Preferred Stock outstanding at any time to promptly Guarantee the Securities pursuant to a Supplemental Indenture substantially in the form attached hereto as Exhibit 1 and execute and deliver all documents and take all other actions required to grant a security interest to the Collateral Trustee as required under Section 10.03.

Section 4.14   Suspension of Certain Covenants.

(a)   If at any time after the Issue Date: (i) the Securities have Investment Grade Ratings from both Rating Agencies and (ii) no Event of Default has occurred and is continuing under this Indenture at such time (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), then until the end of the Suspension Period (as defined in Section 4.14(b)) the Company and the Restricted Subsidiaries shall not be subject to the provisions under Sections 4.03, 4.04, 4.05 (provided that no Restricted Subsidiary may be designated as an Unrestricted Subsidiary during the Suspension Period), 4.06, 4.07, 4.08, and paragraph (iii) of Section 5.01 (collectively, the "Suspended Covenants").

(b)   In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Securities below an Investment Grade Rating, then the Company and the Restricted Subsidiaries shall thereafter again be subject to the Suspended Covenants with respect to future events. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default shall be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the period of time between the Covenant Suspension Event and the Reversion Date (the "Suspension Period"), or upon termination of the Suspension Period or after that time based on any actions taken by the Company or its Restricted Subsidiaries during the Suspension Period. On the Reversion Date, all Indebtedness incurred during the Suspension Period shall be classified as having been incurred pursuant to Section 4.03(a) or Section 4.03(b) (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such

Indebtedness would not be so permitted to be incurred pursuant to Section 4.03(a) or Section 4.03(b), such Indebtedness shall be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under Section 4.03(b)(4). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.05 shall be made as though Section 4.05 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 4.05(a)(3) except to the extent that such Restricted Payments were permitted to have been made and are treated as having been made pursuant to Section 4.05(b).

(c)   The Company shall promptly notify the Trustee in an Officers' Certificate of the existence, and of the termination, of any Covenant Suspension Event or Reversion Date; provided, however, that the Trustee shall have no obligation to (i) monitor the ratings of the Securities, (ii) discover or verify the existence or termination of any Covenant Suspension Event or Reversion Date or (iii) notify holders of the Securities of any of the foregoing.

ARTICLE 5

Successor Company

Section 5.01   When Company May Merge or Transfer Assets. The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or series of related transactions, all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to, any Person, unless:

(i)   (A) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and (B) the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental hereto, and such other acknowledgments, joinder agreements or other documents as are required, all the obligations of the Company under the Note Documents;

(ii)   immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(iii)   immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.03(a);

(iv)   immediately after giving effect to such transaction, the Successor Company shall have Adjusted Consolidated Net Tangible Assets that are not less than the Adjusted Consolidated Net Tangible Assets prior to such transaction;

(v)   in the case of a conveyance, transfer or lease of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person;

(vi)   the Successor Company (if other than the Company) shall take such action (or agree to take such action) as may be reasonably necessary to cause any property or assets that constitute Collateral owned by or transferred to the Successor Company to be subject to the Parity Liens in the manner and to the extent required under the Note Documents; and

(vii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and such supplemental indenture (if any) comply with this Indenture;

provided, however, that clauses (iii) and (iv) shall not be applicable to any such transaction solely between the Company and any Restricted Subsidiary.

The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture and the other Note Documents, and the predecessor Company, except in the case of a lease, shall be released from the obligations thereunder.

Section 5.02   When Subsidiary Guarantors May Merge or Transfer Assets. The Company shall not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless: (i) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and, if such Person is not the Company or a Subsidiary Guarantor, such Person shall expressly assume, by executing a Guarantee Agreement and such other acknowledgements, joinder agreements or other documents as are required, as applicable, all the obligations of such Subsidiary, if any, under the Note Documents; (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; (iii) in the case of a conveyance, transfer or lease of all or substantially all the assets of a Subsidiary Guarantor, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; (iv) the resulting, surviving or transferee Person (if other than the Subsidiary Guarantor) shall take such action (or agree to take such action) as may be reasonably necessary to cause any property or assets that constitute Collateral owned by or transferred to such Person to be subject to the Parity Liens in the manner and to the extent required under the Note Documents; and (v) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and such Guarantee Agreement, if any, complies with this Indenture and such Guarantee Agreement, if any, is enforceable. The provisions of clauses (i), (ii) and (iv) above shall not apply to any one or more transactions which constitute an Asset Disposition if the Company has complied with Section 4.07. The resulting, surviving or transferee Person (if not such Subsidiary) shall be the successor to such Subsidiary Guarantor, and shall succeed to, be substituted for, and may exercise every right and power of, such Subsidiary Guarantor under this Indenture and the other Note Documents, and the predecessor Subsidiary Guarantor, except in the case of a lease, shall be released from the obligations thereunder.

ARTICLE 6

Defaults and Remedies

Section 6.01   Events of Default. An "Event of Default" occurs if:

(1)   the Company defaults in any payment of interest on any Security when the same becomes due and payable and such default continues for a period of 30 consecutive days;

(2)   the Company (i) defaults in the payment of the principal of any Security when the same becomes due and payable at its Stated Maturity, upon optional redemption, upon

required purchase, upon declaration of acceleration or otherwise or (ii) fails to redeem or purchase Securities when required pursuant to this Indenture or the Securities;

       (3)   the Company fails to comply with Section 5.01;

       (4)   the Company fails to comply with Section 4.02, 4.03, 4.04, 4.05, 4.06, 4.07 (other than a failure to purchase Securities when required under Section 4.07), 4.08, 4.09 (other than a failure to purchase Securities when required under Section 4.09), 4.10, 4.11 or 4.13 and such failure continues for 30 consecutive days after the notice specified below;

       (5)   the Company or any Restricted Subsidiary fails to comply with any of its agreements contained in the Securities or in the Note Documents (other than those referred to in (1), (2), (3) or (4) above) and such failure continues for 60 consecutive days after the notice specified below;

       (6)   Indebtedness of the Company (other than Non-recourse Purchase Money Indebtedness) is not paid within any applicable grace period after final maturity or the maturity of such Indebtedness is accelerated by the holders thereof because of a default (and such acceleration is not rescinded or annulled) and the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million;

       (7)   the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

           (A)   commences a voluntary case;

           (B)   consents to the entry of an order for relief against it in an involuntary case;

           (C)   consents to the appointment of a Custodian of it or for any substantial part of its property; or

           (D)   makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

       (8)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

           (A)   is for relief against the Company or any Significant Subsidiary in an involuntary case;

           (B)   appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

           (C)   orders the winding up or liquidation of the Company or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(9)   any judgment or decree for the payment of money in an uninsured or unindemnified amount in excess of $75.0 million or its foreign currency equivalent at the time is rendered against the Company or a Significant Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived, bonded or the execution thereof stayed, in either case 10 days after the notice specified below;

(10)   any Subsidiary Guarantee ceases or otherwise fails to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee if such default continues for a period of 10 days after the notice specified below; or

(11)   the occurrence of any of the following:

(A)   except as permitted by the Note Documents, any Security Document establishing the Parity Liens ceases for any reason to be enforceable; provided that it will not be an Event of Default under this clause (11)(A) if the sole result of the failure of one or more Security Documents to be fully enforceable is that any Parity Lien purported to be granted under such Security Documents on Collateral, individually or in the aggregate, having a fair market value of not more than $35.0 million, ceases to be enforceable; provided further that if such failure is susceptible to cure, no Event of Default shall arise with respect thereto until 60 days after any officer of the Company or any Restricted Subsidiary becomes aware of such failure, which failure has not been cured during such time period;

(B)   except as permitted by the Note Documents, any Parity Lien purported to be granted under any Security Document on Collateral, individually or in the aggregate, having a fair market value of at least $35.0 million, ceases to be an enforceable and perfected second-priority Lien, subject only to Permitted Liens and the terms of the Intercreditor Agreement; provided that if such failure is susceptible to cure, no Event of Default shall arise with respect thereto until 60 days after any officer of the Company or any Restricted Subsidiary becomes aware of such failure, which failure has not been cured during such time period; and

(C)   the Company or any Subsidiary Guarantor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Company or any Subsidiary Guarantor set forth in or arising under any Security Document establishing Parity Liens.

The foregoing shall constitute "Events of Default" whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The term "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

A Default under clause (4), (5), (9) or (10) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Securities notify the Company of the Default and the

Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice, in the form of an Officers' Certificate, of any Event of Default under clause (3), (6) or (11) of this Section 6.01 and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (4), (5), (9) or (10) of this Section 6.01, describing its status and what action the Company is taking or proposes to take with respect thereto. The Trustee shall not be deemed to have knowledge of any Default or Event of Default unless one of its Trust Officers receives written notice thereof from the Company or any of the Holders and such notice shall specify the Default and refer to this Indenture or the Securities.

Section 6.02   Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(7) or (8) with respect to the Company) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Securities by written notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all the Securities to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 6.01(7) or (8) with respect to the Company occurs and is continuing, the principal of and interest on all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholders. Any such amount hereby constitutes liquidated damages reasonably agreed by the Company and the Holders in view of the impracticability of determining actual damages. The Holders of a majority in principal amount of the outstanding Securities by written notice to the Trustee and the Company may rescind any acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto. If the Securities are accelerated or otherwise become due prior to their Stated Maturity, in each case, as a result of an Event of Default, the amount of principal of, accrued and unpaid interest and premium on the Securities that becomes due and payable shall equal (a) 100% of the principal amount of the Securities redeemed, plus (b) a premium equal to the Applicable Premium in effect on the date of such acceleration, determined as if such acceleration were an optional redemption of the Securities accelerated and as if references to "March 31, 2019" in the definitions of "Applicable Premium" and "Treasury Rate" were instead references to "March 31, 2022" (such amount, the "Prepayment Premium"), plus (c) accrued and unpaid interest.

Without limiting the generality of the foregoing, it is understood and agreed that, if the Securities are accelerated or otherwise become due prior to their Stated Maturity, in each case, in respect of any Event of Default (including, but not limited to, upon the occurrence of a voluntary or involuntary bankruptcy or insolvency event (including the acceleration of claims by operation of law) or pursuant to a plan of reorganization, the Prepayment Premium will also be due and payable as though the Securities were optionally redeemed and shall constitute part of the Obligations under the Securities, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the Company and the Holders as to a reasonable calculation of each Holder's lost profits as a result thereof. Any premium payable above shall be presumed to be the liquidated damages sustained by each Holder as the result of the early redemption and the Company agrees that it is reasonable under the circumstances currently existing. The premium shall also be payable in the event the Securities (and/or this Indenture) are satisfied or released by foreclosure (whether or not by power of judicial proceeding), deed in lieu of foreclosure or by any other means. THE COMPANY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE

STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREMIUM IN CONNECTION WITH ANY SUCH ACCELERATION. The Company expressly agrees (to the fullest extent it may lawfully do so) that: (A) the premium is reasonable and is the product of an arm's length transaction between sophisticated business people, ably represented by counsel; (B) the premium shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between Holders and the Company giving specific consideration in this transaction for such agreement to pay the premium; and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay the premium to Holders as herein described is a material inducement to Holders to purchase the Securities.

Section 6.03   Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of or interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 6.04   Waiver of Past Defaults. The Holders of a majority in principal amount of the Securities by written notice to the Trustee may waive an existing or past Default and its consequences except (i) a Default in the payment of the principal of or interest on a Security or (ii) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each Securityholder affected. When a Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

Section 6.05   Control by Majority. The Holders of a majority in principal amount of the outstanding Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law, this Indenture or the Intercreditor Agreement or, subject to Section 7.01, that the Trustee determines is unduly prejudicial to the rights of any other Securityholder or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action hereunder, the Trustee shall be entitled to be furnished with indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses caused by taking or not taking such action.

Section 6.06   Limitation on Suits. A Securityholder may not pursue any remedy with respect to this Indenture or the Securities unless:

(1)   the Holder gives to the Trustee written notice stating that an Event of Default is continuing;

(2)   the Holders of at least 25% in principal amount of the outstanding Securities make a written request to the Trustee to pursue the remedy;

(3)   such Holder or Holders furnish, if required by the Trustee, to the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)   the Trustee does not comply with the request within 60 days after receipt of the request and the furnishing of the required security or indemnity; and

(5)   the Holders of a majority in principal amount of the outstanding Securities do not give the Trustee a direction inconsistent with the request during such 60-day period.

A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder.

Section 6.07   <u>Rights of Holders To Receive Payment</u>. Notwithstanding any other provision of this Indenture, the contractual right of any Holder to receive payment of principal of, premium (if any) or interest on the Securities held by such Holder, on or after the respective due dates expressed in the Securities, shall not be impaired or affected without the consent of such Holder, and the right of any Holder to bring suit for the enforcement of any such payment on or after such respective dates shall not be impaired or affected without the consent of such Holder.

Section 6.08   <u>Collection Suit by Trustee</u>. If an Event of Default specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company and the Subsidiary Guarantors for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.07.

Section 6.09   <u>Trustee May File Proofs of Claim</u>. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Securityholders allowed in any judicial proceedings relative to the Company or any Subsidiary Guarantor their respective creditors or their respective property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.07.

Section 6.10   <u>Priorities</u>. Subject to the Intercreditor Agreement and the Collateral Trust Agreement, if the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money or property in the following order:

FIRST: to the Trustee and the Collateral Trustee for amounts due under Section 7.07;

SECOND: to Securityholders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

THIRD: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Securityholders pursuant to this Section. At least 15 days before such record date, the Company shall mail to each Securityholder and the Trustee a notice that states the record date, the payment date and amount to be paid.

Section 6.11   Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than an aggregate of 10% in principal amount of the outstanding Securities.

Section 6.12   Waiver of Stay or Extension Laws. The Company (to the extent it may lawfully do so) shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 7

Trustee

Section 7.01   Duties of Trustee.

(a)   If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs.

(b)   Except during the continuance of an Event of Default:

(1)   the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)   in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein).

(c)   The Trustee may not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(1)   this paragraph does not limit the effect of Section 7.01(b);

(2)   the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3)   the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d)   [Reserved].

(e)   The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.

(f)   Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)   No provision of this Indenture shall require the Trustee to advance, expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(h)   Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01.

(i)   Notwithstanding anything to the contrary herein, the Trustee shall have no duty to review the reports and information documents required to be provided by Section 4.02 for the purposes of determining compliance with any provisions of this Indenture.

Section 7.02   Rights of Trustee.

(a)   The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b)   Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officers' Certificate or Opinion of Counsel.

(c)   The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)   The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e)   The Trustee may consult with counsel, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Securities shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)   In no event shall the Trustee be liable to any Person for punitive damages.

(g)   The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder, including the Collateral Trustee.

(h)   The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture or the other Note Documents at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the losses, liabilities and expenses which may be incurred therein or thereby.

(i)   The Trustee may request that the Company delivers an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture or the other Note Documents.

(j)   Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by one Officer of the Company.

(k)   The permissive rights of the Trustee enumerated hereunder shall not be construed as duties.

Section 7.03   Individual Rights of Trustee. The Trustee in its individual or any other capacity (including in its capacity as the Collateral Trustee) may become the owner or pledgee of Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar, co-registrar or co-paying agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

Section 7.04   Trustee's Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the Securities, and it shall not be responsible for any statement of the Company in this Indenture, the Note Documents or in any document issued in connection with the sale of the Securities or in the Securities other than the Trustee's certificate of authentication.

Section 7.05   Notice of Defaults. If a Default occurs and is continuing and (i) a Trust Officer has actual knowledge of such Default or (ii) written notice of such Default is given to the Trustee by the Company or Holders of at least 25% in aggregate principal amount of the Securities and such notice references the Securities and this Indenture, the Trustee shall mail or otherwise deliver in accordance with the applicable procedures of DTC to each Securityholder notice of the Default within the later of (i) 90 days after it occurs and (ii) 10 Business Days after such actual knowledge or written notice. Except in the case of a Default in payment of principal of or interest on any Security (including payments pursuant to the mandatory redemption provisions of such Security, if any), the Trustee may withhold the notice if and so long as the Trust Officer responsible for administering this Indenture and the Securities in good faith determines that withholding notice is not opposed to the interests of Securityholders.

Section 7.06   [Reserved].

Section 7.07   Compensation and Indemnity. The Company shall pay to the Trustee from time to time reasonable compensation for its services, including extraordinary services such as default administration. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee's agents, counsel, accountants and experts. The Company shall indemnify the Trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including attorneys' fees) arising out of its acceptance of this trust or incurred by any of them in

connection with the administration of this trust and the performance of its duties hereunder, including the costs and expenses of enforcing this Indenture against the Company (including under this Section 7.07). The Trustee shall notify the Company promptly of any claim (whether asserted by any Securityholder or the Company) for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee may have separate counsel and the Company shall pay the fees and expenses of such counsel. The Company need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee's own willful misconduct, gross negligence or bad faith as determined by a final, non-appealable judgment of a court of competent jurisdiction.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Securities.

The Company's obligations pursuant to this Section and immunities of the Trustee contained in this Section shall survive the resignation or removal of the Trustee and the discharge of this Indenture. When the Trustee incurs expenses after the occurrence of a Default specified in Section 6.01(7) or (8) with respect to the Company, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

Section 7.08   Replacement of Trustee. The Trustee may resign at any time by so notifying the Company. The Holders of a majority in principal amount outstanding of the Securities may remove the Trustee upon 30 days written notice to the Trustee and may appoint a successor Trustee. A Holder may petition a court of competent jurisdiction to remove the Trustee in the manner and under the circumstances contemplated by Section 310(b)(iii) of the TIA. The Company shall remove the Trustee if:

(1)   the Trustee fails to comply with Section 7.10;

(2)   the Trustee is adjudged bankrupt or insolvent;

(3)   a receiver or other public officer takes charge of the Trustee or its property; or

(4)   the Trustee otherwise becomes incapable of acting.

If the Trustee resigns, is removed by the Company or by the Holders of a majority in principal amount outstanding of the Securities and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Securityholders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.07.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of 10% in principal amount outstanding of the Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.10, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section, the Company's obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

Section 7.09   Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Securities so authenticated; and in case at that time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have.

Section 7.10   Eligibility; Disqualification. The Trustee shall at all times satisfy the requirements of Section 310(a) of the TIA. The Trustee shall have a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition. The Trustee shall comply with Section 310(b) of the TIA, subject to its right to apply for a stay of its duty to resign under the penultimate paragraph of Section 310(b) of the TIA; provided, however, that there shall be excluded from the operation of Section 310(b)(1) of the TIA any series of securities issued under this Indenture and any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Company are outstanding if the requirements for such exclusion set forth in Section 310(b)(1) of the TIA are met.

This Indenture shall always have a Trustee who satisfies the requirements of Sections 310(a)(1), (2) and (5) of the TIA. The Trustee shall comply with Section 310(b) of the TIA.

Section 7.11   Preferential Collection of Claims Against Company. The Trustee shall comply with Section 311(a) of the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent indicated therein.

ARTICLE 8

Discharge of Indenture; Defeasance

Section 8.01   Discharge of Liability on Securities; Defeasance.

(a)   When either (i) the Company delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.07) for cancellation or (ii) all outstanding Securities not theretofore delivered to the Trustee for cancellation: (1) have become due and payable, or (2) will become due and payable at their Stated Maturity within one year, or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and, in the case of clause (ii), the Company irrevocably deposits with the Trustee money or U.S. Government Obligations sufficient (if payable other than solely

in money, in the opinion of a nationally recognized bank, appraisal firm or independent accounting firm), without consideration of any reinvestment of interest, to pay at maturity or upon redemption all outstanding Securities, including interest thereon to maturity or such redemption date (other than Securities replaced pursuant to Section 2.07), and if in the case of either clause (i) or (ii) the Company pays all other sums payable hereunder by the Company, then this Indenture shall, subject to Section 8.01(c), cease to be of further effect, each Subsidiary Guarantor will be released from all its obligations with respect to its Subsidiary Guarantee and any security granted to secure the Securities and Subsidiary Guarantees will be released. Upon satisfaction of the conditions set forth in this Section 8.01, the Trustee shall acknowledge satisfaction and discharge of this Indenture on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Company.

(b)   Subject to Sections 8.01(c) and 8.02, the Company at any time may terminate (i) all its obligations under the Securities and this Indenture ("legal defeasance option") or (ii) its obligations under Sections 4.02, 4.03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11 and 4.13 and the operation of Sections 6.01(4), 6.01(6), 6.01(7) (but only with respect to Significant Subsidiaries), 6.01(8) (but only with respect to Significant Subsidiaries), 6.01(9), 6.01(10) and 6.01(11) and its obligations under Section 5.01(iii) and (iv) and under Section 5.02(iii) and (iv) ("covenant defeasance option"). The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If the Company exercises its legal defeasance option, payment of the Securities may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Securities may not be accelerated because of an Event of Default specified in Section 6.01(4), 6.01(6), 6.01(7) (but only with respect to Significant Subsidiaries), 6.01(8) (but only with respect to Significant Subsidiaries), 6.01(9), 6.01(10) or 6.01(11) or because of the failure of the Company to comply with Section 5.01(iii) or (iv) or with Section 5.02(iii) or (iv). If the Company exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantor shall be released from all its obligations with respect to its Subsidiary Guarantee and any security granted to secure the Securities and Subsidiary Guarantees will be released except to the extent necessary to guarantee any of the Company's continuing obligations pursuant to Section 8.01(c) hereof.

Upon satisfaction of the conditions set forth herein and upon request of the Company, the Trustee shall acknowledge in writing the discharge of those obligations that the Company terminates.

(c)   Notwithstanding Sections 8.01 (a) and (b), the Company's obligations in Sections 2.03, 2.04, 2.05, 2.07, 7.07, 7.08 and this Article 8 shall survive until the Securities have been paid in full. Thereafter, the Company's obligations in Sections 7.07, 8.04 and 8.05 shall survive.

Section 8.02   Conditions to Defeasance. The Company may exercise its legal defeasance option or its covenant defeasance option only if:

(1)   the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Securities to maturity or redemption, as the case may be;

(2)   the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing its opinion that the payments of principal of and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment shall provide cash at such times and in such amounts as shall be sufficient to pay principal and interest when due on all the Securities to maturity or redemption, as the case may be;

(3)   123 days pass after the deposit is made and during the 123-day period no Default specified in Section 6.01(7) or (8) with respect to the Company occurs which is continuing at the end of the period;

(4)   the deposit does not constitute a default under any other agreement binding on the Company;

(5)   the Company delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(6)   in the case of the legal defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or (ii) since the Issue Date there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Securityholders (and their beneficial owners) shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

(7)   in the case of the covenant defeasance option, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Securityholders (and their beneficial owners) shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(8)   the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance of the Securities as contemplated by this Article 8 have been complied with.

Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Securities at a future date in accordance with Article 3.

Section 8.03   Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to this Article 8. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Securities.

Section 8.04   Repayment to Company. The Trustee and the Paying Agent shall promptly turn over to the Company upon written request any money or securities held by them at any time which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof that would then be required for the Company to exercise its legal defeasance option or its covenant defeasance option pursuant to this Article 8.

Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, Securityholders entitled to the money must look solely to the Company for payment as general creditors.

Section 8.05   Indemnity for Government Obligations. The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

Section 8.06   Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with this Article 8 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under the Note Documents shall be revived and reinstated as though no deposit had occurred pursuant to this Article 8 until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with this Article 8; provided, however, that, if the Company has made any payment of interest on or principal of any Securities because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 9

Amendments

Section 9.01   Without Consent of Holders. The Company, the Subsidiary Guarantors, the Trustee and the Collateral Trustee may amend any of the Note Documents without notice to or consent of any Securityholder:

(1)   to cure any ambiguity, omission, defect or inconsistency;

(2)   to provide for the assumption by a successor corporation of the obligations of the Company or the Subsidiary Guarantors under this Indenture or the other Note Documents as provided in Article 5;

(3)   to provide for uncertificated Securities in addition to or in place of certificated Securities; provided, however, that the uncertificated Securities are issued in registered form for purposes of Section 163(f) of the Code;

(4)   to add guarantees or Collateral with respect to the Securities (including any Subsidiary Guarantee), or release guarantees or Collateral with respect to the Securities (including any Subsidiary Guarantee) in the manner provided in this Indenture and the other Note Documents;

(5)   with respect to the Note Documents establishing Parity Liens, as provided in the Intercreditor Agreement or the Collateral Trust Agreement;

(6)   to provide for the issuance of Additional Securities (in accordance with the limitations set forth in this Indenture);

(7)   to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power herein conferred upon the Company or any Subsidiary Guarantor;

(8)   to make any change that does not adversely affect the rights of any Holder under any Note Document in any material respect; provided, however, that any change to this Indenture to conform it to the Description of Second Lien Notes shall not be deemed to adversely affect such rights;

(9) to make, complete or confirm any grant of Collateral permitted or required by this Indenture or any of the Note Documents establishing Parity Liens; or

(10) to conform the text of this Indenture, the Subsidiary Guarantees or the other Note Documents (a) to any provision in the Description of Second Lien Notes to the extent that such text constitutes an unintended conflict with, or is inconsistent with, the description of the corresponding provision in the Description of Second Lien Notes or (b) as may be necessary or advisable to preserve and confirm the relative priorities of the Secured Debt Documents as such priorities are contemplated by and set forth in the Intercreditor Agreement, in each case as described in an Officers' Certificate.

In addition, the Intercreditor Agreement and the Collateral Trust Agreement may be amended in accordance with their terms and without the consent of any Holder, the Trustee or the Collateral Trustee with the consent of the parties thereto or otherwise in accordance with their terms, including to add additional Indebtedness as Priority Lien Debt, Parity Lien Debt or Junior Lien Debt and add other parties (or any authorized agent thereof or trustee therefor) holding such Indebtedness thereto and to establish that the Liens on any Collateral securing such Indebtedness shall rank equally with (or junior to) the Liens on such Collateral securing the other Priority Lien Debt, Parity Lien Debt or Junior Lien Debt, as applicable, then outstanding, in each case to the extent permitted by the applicable Secured Debt Documents.

After an amendment under this Section becomes effective, the Company shall mail or otherwise deliver in accordance with the applicable procedures of DTC to Securityholders a notice briefly describing such amendment. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

Section 9.02   With Consent of Holders. Subject to other exceptions set forth in this Indenture, the Company, the Subsidiary Guarantors and the Trustee may amend any of the Note Documents without prior notice to any Securityholder but with the consent of the Holders of at least a majority in principal amount of the Securities then outstanding (including consents obtained in connection with a tender offer or exchange for the Securities). Without the consent of each Securityholder affected thereby, however, an amendment may not:

(1) reduce the amount of Securities whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Security;

(3) reduce the principal of or extend the Stated Maturity of any Security;

(4) reduce the premium payable upon a required purchase (to the extent the Company has at the time become obligated by the terms of this Indenture to effect a required purchase) or the redemption of any Security or change the date on which any Security may be redeemed in accordance with Article 3 of this Indenture and paragraph 5 of the Securities (except, in any case, for the redemption notice period);

(5) make any Security payable in money other than that stated in the Security;

(6) impair the contractual right of any Securityholder to receive payment of principal of and interest on such Securityholder's Security on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Securityholder's Security;

(7)   make any change in Section 6.04 or 6.07 or the second sentence of this Section; or

(8)   make any change in any Subsidiary Guarantee that could adversely affect such Securityholder.

In addition, the consent of Holders representing at least 66⅔% in principal amount of outstanding Securities will be required to release the Liens for the benefit of the Holders of the Securities on all or substantially all of the Collateral, other than in accordance with the Note Documents. If Holders of at least 66⅔% in principal amount of outstanding Securities so consent to the release of Collateral, the Trustee or Collateral Trustee, as the case may be, will be entitled to vote the total principal amount of Securities then outstanding as a block in respect of any vote required for such release under the Security Documents.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

After an amendment under this Section becomes effective, the Company shall mail or otherwise deliver in accordance with the applicable procedures of DTC to Securityholders a notice briefly describing such amendment. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

Section 9.03   [Reserved].

Section 9.04   Revocation and Effect of Consents and Waivers. A consent to an amendment or a waiver by a Holder shall bind the Holder and every subsequent Holder or portion of the Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent or waiver is not made on the Security. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder's Security or portion of the Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. After an amendment or waiver becomes effective, it shall bind every Securityholder.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Securityholders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Securityholders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

Section 9.05   Notation on or Exchange of Securities. If an amendment changes the terms of a Security, the Company may require the Holder to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security regarding the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

Section 9.06   Trustee To Sign Amendments. The Trustee shall sign any amendment authorized pursuant to this Article 9 if the amendment does not adversely affect the rights, duties, liabilities or

immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment the Trustee shall be entitled to receive indemnity reasonably satisfactory to it and to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel stating that such amendment is authorized or permitted by this Indenture and the other Note Documents and that such amendment is the legal, valid and binding obligation of the Company and any Subsidiary Guarantor, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof.

Section 9.07   Payment for Consent.   Neither the Company nor any Affiliate of the Company shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Securities unless such consideration is offered to be paid or agreed to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

ARTICLE 10

Collateral and Security

Section 10.01   Security Interest.

(a)   The due and punctual payment of the Obligations on the Securities and the Obligations of the Subsidiary Guarantors under the Subsidiary Guarantees, when and as the same shall be due and payable, whether on an interest payment date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest (including interest and other Obligations accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), on the Securities, the Subsidiary Guarantees and performance and payment of all other obligations of the Company and the Subsidiary Guarantors to the Holders or the Trustee and the Collateral Trustee under the Note Documents, according to the terms hereunder or thereunder, are secured as provided in the Security Documents.   In furtherance of the foregoing, the Company and each Subsidiary Guarantor (a) have entered into the Collateral Trust Agreement, the Intercreditor Agreement and the Pledge Agreement and (b) have delivered or will, on or prior to the Issue Date, deliver to the Collateral Trustee (or the Priority Lien Agent in accordance with the Intercreditor Agreement) all certificates and other instruments and documents required under the Pledge Agreement to be delivered to the Collateral Trustee and (c) have authorized or will, on or prior to the Issue Date, authorize the filing, registration and recording of all Uniform Commercial Code financing statements required by applicable law to be filed, registered or recorded to perfect the Parity Liens created under the Pledge Agreement to the extent required by the Pledge Agreement, the Intercreditor Agreement and this Indenture. The Company and each of the Subsidiary Guarantors consent and agree to be bound by the terms of the Security Documents to which they are parties, as the same may be in effect from time to time, and agree to perform their obligations thereunder in accordance therewith. The Company and the Subsidiary Guarantors hereby agree that, subject to Section 10.6, the Intercreditor Agreement and the Collateral Trust Agreement, the Collateral Trustee shall hold the Collateral on behalf of and for the benefit of all of the Holders and the other holders of Parity Lien Obligations.

(b)   Each Holder, by its acceptance of a Security and of the Subsidiary Guarantees, consents and agrees to the terms of the Intercreditor Agreement, the Collateral Trust Agreement and the Security

Documents (including, without limitation, the provisions providing for foreclosure and release of Collateral and amendments to the Security Documents) as the same may be in effect or may be amended from time to time in accordance with their terms, and authorizes and appoints Wilmington Trust, National Association as the Trustee and as the Collateral Trustee. The Trustee hereby authorizes and appoints Wilmington Trust, National Association as Collateral Trustee, and each Holder and the Trustee direct the Collateral Trustee to enter into any Security Documents to which it is not already party (including any amendments thereto contemplated by Section 7.1 of the Collateral Trust Agreement and any security documents to secure additional Parity Lien Debt in accordance with Section 5.3 of the Collateral Trust Agreement, all as more particularly described in the Collateral Trust Agreement, and any joinders to any Security Documents) and to perform its obligations and exercise its rights thereunder in accordance therewith, subject to the terms and conditions thereof, including, the limitations on duties of the Collateral Trustee provided in Section 5.12 of the Collateral Trust Agreement. The Trustee, the Collateral Trustee and each Holder, by accepting the Securities and the Subsidiary Guarantees of the Subsidiary Guarantors, acknowledges that, as more fully set forth in the Security Documents, the Collateral as now or hereafter constituted shall be held, subject to the Intercreditor Agreement and the Collateral Trust Agreement, for the benefit of all the holders of Parity Lien Obligations, the Collateral Trustee and the Trustee, and the Lien of this Indenture and the Security Documents is subject to and qualified and limited in all respects by the Intercreditor Agreement, the Collateral Trust Agreement, the Security Documents and actions that may be taken thereunder.

Section 10.02   Post-Issue Date Collateral Requirements.

(a)   The Company and the applicable Subsidiary Guarantors are parties to certain Mortgages that secure the Existing Second Lien Notes and that will, upon the execution and recording of certain amendments thereto, establish Parity Liens on the Collateral. Accordingly, on or before January 5, 2018, the Company shall, or shall cause the applicable Subsidiary Guarantors to, execute and deliver amendments to such Mortgages to the appropriate local counsel's office for recording or to the applicable recording office for recording (such amendments, the "Mortgage Amendments"). The Company shall make a filing on Form 8-K with the SEC within five Business Days after January 5, 2018 indicating the Company's compliance with the requirement in the immediately preceding sentence. The Company hereby covenants and confirms as follows: (i) that such Mortgages have been filed for record in the real estate records, mortgage records or other appropriate records of each jurisdiction where any part of the Collateral constituting Oil and Gas Properties of the Company and its Restricted Subsidiaries are situated, and (ii) that upon the Mortgage Amendments being filed for record in the real estate records, mortgage records or other appropriate records of each such jurisdiction, such Mortgages will create for the benefit of the parties secured thereby (including the Holders) valid and perfected Parity Liens on the Oil and Gas Properties subject to such Mortgages (as amended by such Mortgage Amendments), which Oil and Gas Properties had, as of November 1, 2017, a PV-9 value equal to at least 90% of the PV-9 value of Proved Reserves attributable to the Oil and Gas Properties of the Company and its Restricted Subsidiaries, as evaluated in the most recent Reserve Report, after giving effect to exploration and production activities, acquisitions, dispositions and production since the date of such Reserve Report. The Company shall, or shall cause the applicable Subsidiary Guarantors to, (i) cause appropriate counsel to execute and deliver to the Collateral Trustee Opinions of Counsel (subject to customary assumptions and qualifications) in form reasonably satisfactory to the Collateral Trustee on the date of delivery of such Mortgage Amendments for recording substantially to the effect that, by virtue of the recording of such Mortgage Amendments and the filing of appropriate Uniform Commercial Code financing statements (or amendments to existing financing statements), the Collateral Trustee has or will have a valid and perfected lien for the benefit of the Holders with respect to the Oil and Gas Properties subject to such Mortgages (as amended by such Mortgage Amendments), and (ii) promptly pay any required taxes or fees in connection with the recordation and filing of such Mortgage Amendments. The Company shall, or shall cause the applicable

Subsidiary Guarantor to, send written evidence of the recording of such Mortgage Amendments promptly after the receipt of evidence of such recording to the Collateral Trustee.

(b)   To the extent required by the Security Documents for each deposit account, securities account and commodity account that the Company or any Subsidiary Guarantor at any time maintains, the Company shall, or shall cause the applicable Subsidiary Guarantor to, pursuant to a customary control agreement in form and substance reasonably satisfactory to the Collateral Trustee, cause the depository bank that maintains such deposit account, securities intermediary that maintains such securities account, or commodities intermediary that maintains such commodity account, as applicable, to agree to comply at any time with instructions from the Collateral Trustee (or, prior to the Discharge of Priority Lien Obligations (as defined in the Intercreditor Agreement), the Priority Lien Agent, as gratuitous bailee for the Secured Parties) to such depository bank, securities intermediary or commodities intermediary directing the disposition of funds from time to time credited to any such deposit account, directing the transfer or redemption of a financial asset credited to any such deposit account or directing the application of any value distributed on account of any commodity contract carried in any such commodity account, in each case without further consent of the Company or such Subsidiary Guarantor, or take such other action as the Collateral Trustee may approve in order to perfect the Collateral Trustee's security interest in such deposit account, securities account or commodity account. The Company hereby covenants and confirms that each deposit account, securities account and commodity account existing on the Issue Date that is required by the Security Documents to be subject to a customary control agreement is subject to such a customary control agreement that has been delivered to the Collateral Trustee. With respect to any such deposit account, securities account or commodity account opened after the Issue Date, the required control agreement shall be delivered substantially contemporaneously with the opening thereof. On the date that any such control agreement is executed, the Company shall cause appropriate counsel to execute and deliver to the Collateral Trustee an Opinion of Counsel in form reasonably satisfactory to the Collateral Trustee and substantially to the effect that the Collateral Trustee has a valid and perfected lien, perfected by "control," with respect to each such deposit account, securities account or commodity account.

(c)   Any Security Documents providing for the Parity Liens entered into after the Issue Date shall be substantially in the form of, and grant security interests in the same assets as, the corresponding security documents securing the Priority Lien Obligations, or to the extent there are no such corresponding security documents, the form of the corresponding security documents securing the Priority Lien Obligations in place on the Issue Date, in each case, with such changes as are reasonably necessary to reflect the terms of the Intercreditor Agreement and with such deletions or modifications of representations, warranties and covenants as are customary with respect to security documents establishing Liens securing publicly traded debt securities, all as certified to the Collateral Trustee pursuant to an Officers' Certificate of the Company. Neither the Trustee nor the Collateral Trustee shall have any duty or obligation to determine whether deletions or modifications of representations, warranties and covenants with respect to security documents establishing Liens are customary.

Section 10.03   Further Assurances; Liens on Additional Property.

(a)   The Company and each of the Subsidiary Guarantors shall do or cause to be done all acts and things that may be required, or that the Collateral Trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds, for the benefit of the holders of the Parity Lien Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets constituting Collateral that are acquired or otherwise become, or are required by any Parity Lien Document to become, Collateral after the Issue Date), in each case, as contemplated by, and with the Lien priority required under, the Parity Lien Documents. In connection with any merger or

consolidation of the Company or any Subsidiary Guarantor, the Company or such Subsidiary Guarantor shall take such action as may be reasonably necessary to cause any newly acquired property and assets to be made subject to the Parity Liens in the manner and to the extent required under the Security Documents.

(b) Upon the reasonable request of the Collateral Trustee or any Parity Lien Representative at any time and from time to time, the Company and each of the Subsidiary Guarantors will promptly execute, acknowledge and deliver such Security Documents, instruments, certificates, notices and other documents, and take such other actions as shall be reasonably required, or that the Collateral Trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Parity Lien Documents for the benefit of the holders of Parity Lien Obligations; provided that no such Security Document, instrument or other document shall be materially more burdensome upon the Company and the Subsidiary Guarantors than the Parity Lien Documents executed and delivered (or required to be executed and delivered after the Issue Date within the timeframes set forth herein) by the Company and the Subsidiary Guarantors in connection with the issuance of the Original Securities on the Issue Date.

(c) In addition, from and after the Issue Date, if the Company or any Subsidiary Guarantor acquires any property or asset that constitutes collateral for the Priority Lien Debt or Junior Lien Debt, and any Priority Lien Document or Junior Lien Document, as applicable, requires any supplemental Security Document for such collateral or other actions to achieve a perfected Lien on such collateral, then the Company shall, or shall cause the applicable Subsidiary Guarantor to, promptly (but in any event no later than the date that is 20 Business Days after the date on which such supplemental Security Documents are executed and delivered (or other action taken) under such Priority Lien Documents or Junior Lien Documents, as applicable), to the extent permitted by applicable law, execute and deliver to the Collateral Trustee appropriate Security Documents (or amendments thereto) in such form as shall be necessary to grant the Collateral Trustee a valid, enforceable and perfected second-priority Lien on such property or asset or take such other actions in favor of the Collateral Trustee as shall be reasonably necessary to grant a valid, enforceable and perfected Lien on such collateral to the Collateral Trustee for the benefit of the holders of Parity Lien Obligations, subject to the terms of this Indenture, the Intercreditor Agreement and the other Note Documents. Additionally, subject to this Indenture, the Intercreditor Agreement and the other Note Documents, if the Company or any Subsidiary Guarantor creates any additional Lien upon any property or asset that is required to constitute Collateral, or takes any actions to perfect any Lien on Collateral, in each case for the benefit of the holders of the Priority Lien Debt or the holders of Junior Lien Debt, after the Issue Date, the Company or such Subsidiary Guarantor, as applicable, shall, to the extent permitted by applicable law, within 20 Business Days after such Lien is granted or other action taken, grant a valid and enforceable second-priority Lien upon such property or asset, or take such perfection actions, as applicable, for the benefit of the Holders and obtain all such related deliverables as shall have been delivered to the Priority Lien Agent or Junior Lien Agent, as applicable, in each case as security for the obligations of the Company with respect to the Securities, the obligations of the Subsidiary Guarantors under the Subsidiary Guarantees and the performance of all other obligations of the Company and the Subsidiary Guarantors under the Note Documents. Neither the Trustee nor the Collateral Trustee shall have a duty to monitor the status of any Collateral or any future acquisition of property and rights that constitute Collateral, nor shall the Trustee or the Collateral Trustee have any duty to properly perfect the security interests. Notwithstanding the foregoing, to the extent that any Lien on any Collateral is perfected by the possession or control of such Collateral or of any account in which such Collateral is held, and if such Collateral or any such account is in fact in the possession or under the control of the Priority Lien Agent, or of agents or bailees of the Priority Lien Agent (in each case as gratuitous bailee or agent of the Collateral Trustee), the perfection

actions and related deliverables described in this Section 10.03(c) shall not be required other than with respect to control agreements, which shall be subject to an additional 60-day grace period.

(d)   The Company shall deliver to the Collateral Trustee semi-annually on or before May 1 and November 1 in each calendar year, beginning May 1, 2018, an Officers' Certificate certifying, as of the date of such certificate, the amount of Oil and Gas Properties included in the Collateral, expressed as a percentage of the PV-9 value of Proved Reserves attributable to the Oil and Gas Properties of the Company and its Restricted Subsidiaries, as evaluated in the most recent Reserve Report, after giving effect to exploration and production activities, acquisitions, dispositions and production since the date of such Reserve Report; provided, that in the event the percentage of the PV-9 value so certified is not at least equal to 90% of the PV-9 value of such Proved Reserves, the Company shall, or shall cause the applicable Restricted Subsidiary to, within 60 days following delivery of such certificate, execute and deliver to the Collateral Trustee: (i) such executed Mortgages or amendments or supplements to prior Mortgages naming the Collateral Trustee, as mortgagee or beneficiary, as may be necessary to cause such 90% requirement to be satisfied, (ii) satisfactory evidence of the delivery of all executed Mortgages (or amendments or supplements thereto) to the appropriate local counsel's office for recording or the applicable recording office for recording (and payment of any taxes or fees in connection therewith) and (iii) an additional Officers' Certificate certifying, as of the date of such certificate, that the amount of Oil and Gas Properties included in the Collateral, expressed as a percentage of the PV-9 value of such Proved Reserves, is at least equal to 90%. The Company shall send written evidence of the recording of any such Mortgages (or amendments or supplements thereto) promptly after the receipt thereof to the Collateral Trustee. The Company will also cause to be delivered to the Collateral Trustee, on the date of delivery of such Mortgages, an Opinion of Counsel (by appropriate counsel and subject to customary assumptions and qualifications) to the effect that, upon recording of such Mortgages and the filing of appropriate Uniform Commercial Code financing statements (or amendments to existing financing statements), the Collateral Trustee will have a valid and perfected lien with respect to the Oil and Gas Properties subject to such Mortgages.

(e)   Without limitation of any other obligations under this Section 10.03, promptly following the execution of any Mortgage, the Company shall file such Uniform Commercial Code financing statements necessary to perfect the security interest in any personal property Collateral granted under such Mortgage in the appropriate jurisdiction.

Section 10.04   Intercreditor Agreement. This Article 10 and the provisions of each Security Document are subject to the terms, conditions and benefits set forth in the Intercreditor Agreement. The Company and each Subsidiary Guarantor consents to, and agrees to be bound by, the terms of the Intercreditor Agreement, as the same may be in effect from time to time, and to perform its obligations thereunder in accordance with the terms thereof. The Company shall, on the Issue Date, execute and deliver any certificates and other instruments and documents required under the Intercreditor Agreement to be delivered to the Priority Lien Agent or the Second Lien Collateral Trustee (each as defined in the Intercreditor Agreement) in connection with the designation of the Holders as additional holders of Second Lien Obligations (as defined in the Intercreditor Agreement). Each Holder, by its acceptance of the Securities (a) consents to the subordination of Liens provided for in the Intercreditor Agreement, (b) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Intercreditor Agreement and (c) authorizes and instructs the Trustee and Collateral Trustee to join and become a party to the Intercreditor Agreement on behalf of the Holders as Second Lien Secured Parties (as defined in the Intercreditor Agreement). In addition, each Holder authorizes and instructs the Collateral Trustee to enter into any amendments or joinders to the Intercreditor Agreement or Collateral Trust Agreement, to add the Securities as Parity Lien Debt and without the consent of any Holder or the Trustee, to add additional Indebtedness as Priority Lien Debt, Parity Lien Debt or Junior Lien Debt and add other parties (or any

authorized agent or trustee therefor) holding such Indebtedness thereto and to establish that the Lien on any Collateral securing such Indebtedness ranks equally with the Liens on such Collateral securing the other Priority Lien Debt, Parity Lien Debt or Junior Lien Debt, as applicable, then outstanding, in each case, where the Incurrence of such Secured Debt is permitted by this Indenture. The foregoing provisions are intended as an inducement to the lenders under the Priority Lien Credit Agreement to continue to extend credit to the Company and certain of the Subsidiaries, and such lenders are intended third party beneficiaries of such provisions and the provisions of the Intercreditor Agreement.

Section 10.05   <u>Collateral Trust Agreement.</u> This <u>Article 10</u> and the provisions of each Security Document are subject to the terms, conditions and benefits set forth in the Collateral Trust Agreement. The Company and each Subsidiary Guarantor consents to, and agrees to be bound by, the terms of the Collateral Trust Agreement and to perform its obligations thereunder in accordance with the terms therewith. The Company shall, on the Issue Date, execute and deliver any certificates and other instruments and documents required under the Collateral Trust Agreement to be delivered to the Collateral Trustee in connection with the designation of the Holders as additional holders of Parity Lien Debt. Each Holder, by its acceptance of the Securities (a) agrees that it will be bound by, and will take no actions contrary to, the provisions of the Collateral Trust Agreement, (b) authorizes and instructs the Collateral Trustee to join and become a party to the Collateral Trust Agreement as Collateral Trustee on behalf of the Holders and the other holders of Parity Lien Obligations and (c) authorizes and instructs the Trustee to join and become a party to the Collateral Trust Agreement as Trustee on behalf of the Holders and authorizes and instructs the Trustee to perform its obligations thereunder as the Parity Lien Representative for the Holders.

Section 10.06   <u>Release of Liens in Respect of Securities.</u> The Collateral Trustee's Parity Liens upon the Collateral will no longer secure the Securities outstanding under this Indenture or any other Obligations under the Note Documents, and the right of the Holders to the benefits and proceeds of the Collateral Trustee's Parity Liens on the Collateral will terminate and be discharged:

(a)   upon satisfaction and discharge of this Indenture in accordance with <u>Section 8.01</u>;

(b)   upon exercise of the legal defeasance option or covenant defeasance option in accordance with <u>Article 8</u>;

(c)   upon payment in full in cash and discharge of all Securities outstanding under this Indenture and all other Obligations that are outstanding, due and payable under this Indenture and the other Note Documents at the time the Securities are paid in full in cash and discharged (other than contingent indemnity obligations for which no claim has been made);

(d)   as to any Collateral of the Company or a Subsidiary Guarantor that is sold, transferred or otherwise disposed of by the Company or any Subsidiary Guarantor to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Subsidiary of the Company in a transaction or other circumstance that does not violate Section 4.07(a) and is otherwise permitted by all of the Note Documents, at the time of such sale, transfer or other disposition to the extent of the interest sold, transferred or otherwise disposed of; provided that the Collateral Trustee's Liens upon the Collateral will not be released if the sale or disposition is subject to <u>Section 5.01</u>;

(e)   in whole or in part, with the consent of the Holders of the requisite percentage of aggregate principal amount of Securities in accordance with <u>Section 9.02</u>;

(f) with respect to the assets of any Subsidiary Guarantor, at the time that such Subsidiary Guarantor is released from its Subsidiary Guarantee in accordance with Section 11.06; or

(g) if and to the extent required by Section 4.1(a) of the Collateral Trust Agreement or Section 4.01(a) of the Intercreditor Agreement.

Upon receipt of an Officers' Certificate and Opinion of Counsel, the Collateral Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release prepared by the Company of any Collateral permitted to be released pursuant to this Section 10.06.

Section 10.07   Insurance. The Company hereby covenants and confirms that as of the Issue Date the Collateral Trustee is named (through an endorsement or amendment to the applicable policy) as an additional insured on all liability insurance policies of the Company and the Subsidiary Guarantors for which the Priority Lien Agent is named as an additional insured and the Collateral Trustee is named as an additional lender loss payee and, if applicable, mortgagee on all property and casualty insurance policies of the Company and the Subsidiary Guarantors for which the Priority Lien Agent is so named. If at any time there ceases to be a Priority Lien Credit Agreement, the Company and the Subsidiary Guarantors shall continue to cause the Collateral Trustee to be so named as contemplated in this sentence with respect to any liability, property and casualty insurance policies that insure the Collateral. The Company and the Subsidiary Guarantors shall exercise commercially reasonable efforts to cause the insurance providers of such policies to endeavor to give 30 days' notice to the Collateral Trustee of cancellation of all such property and casualty insurance policies of the Company and the Subsidiary Guarantors (or at least 10 days' prior written notice in the case of cancellation of such issuance due to non-payment).

Section 10.08   Collateral Trustee.

(a) The Collateral Trustee will hold (directly or through co-trustees or agents) and, subject to the terms of the Intercreditor Agreement, will be entitled to enforce all Liens on the Collateral created by the Security Documents.

(b) Except as provided in the Collateral Trust Agreement or as directed by an Act of Parity Lien Debtholders in accordance with the Collateral Trust Agreement, the Collateral Trustee will not be obligated:

(i) to act upon directions purported to be delivered to it by any Person;

(ii) to foreclose upon or otherwise enforce any Lien; or

(iii) to take any other action whatsoever with regard to any or all of the Security Documents, the Liens created thereby or the Collateral.

The Company will deliver to each Parity Lien Representative copies of all Security Documents delivered to the Collateral Trustee.

(c) By accepting a Security, each Holder is deemed to authorize the Collateral Trustee to release or subordinate any Collateral that is permitted to be sold, reclassified or released or be subject to a Priority Lien pursuant to the terms of this Indenture and the Security Documents. By

accepting a Security, each Holder is deemed to authorize the Collateral Trustee to execute and deliver to the Company, at the Company's sole cost and expense, any and all releases of Liens, termination statements, assignments or other documents reasonably requested by the Company in connection with any sale, reclassification or other disposition of Collateral to the extent such sale, reclassification or other disposition, and such release of Liens, is permitted by the terms of this Indenture, the Security Documents and the Intercreditor Agreement.

(d)   Neither the Trustee nor the Collateral Trustee nor any of their respective officers, directors, employees, attorneys or agents shall be responsible for (i) perfecting, maintaining, monitoring, preserving or protecting the security interest or Lien granted under the Security Documents or any agreement or instrument contemplated hereby or thereby, (ii) the filing, re-filing, recording, re-recording or continuing of any document, financing statement, Mortgage, assignment, notice, instrument of further assurance or other instrument in any public office at any time or times or (iii) providing, maintaining, monitoring or preserving insurance on or the payment of taxes with respect to the Collateral. The actions described in clauses (i) through (iii) shall be the sole responsibility of the Company and the Subsidiary Guarantors.

(e)   Neither the Trustee nor the Collateral Trustee nor any of their respective officers, directors, employees, attorneys or agents will be responsible or liable for the existence, genuineness, value or protection of any Collateral, for the legality, enforceability, effectiveness, or sufficiency of the Collateral Documents, for the creation, perfection, priority, sufficiency or protection of any Lien, including payment of any Taxes, charges or assessments upon the Collateral or otherwise as to the maintenance of the Collateral, or for any defect or deficiency as to any such matters, or, except as may be provided in the Collateral Trust Agreement, for any failure to demand, collect, foreclose or realize upon or otherwise enforce any of the Liens or Collateral Documents or any delay in doing so. Neither the Trustee nor the Collateral Trustee nor any of their respective officers, directors, employees, attorneys or agents will be responsible or liable for making any filings or recordings to perfect or maintain the perfection of the Collateral Trustee's Lien in the Collateral, including without limitation, the filing of any Uniform Commercial Code financing statements, continuation statements, Mortgages or any other filings.

(f)   In acting hereunder and under the other Note Documents, the Holders, the Company and the Subsidiary Guarantors agree that the Collateral Trustee shall be entitled to the rights, privileges, protections, immunities, indemnities and benefits provided to the Trustee hereunder as if such were provided to the Collateral Trustee.

ARTICLE 11

Subsidiary Guarantees

Section 11.01   Subsidiary Guarantees. Each Subsidiary Guarantor, jointly and severally, as primary obligor and not merely as surety, hereby irrevocably, fully and unconditionally Guarantees on a senior secured second lien basis to each Holder and to the Trustee and the Collateral Trustee and their respective successors and assigns (a) the full and punctual payment of principal of and interest on the Securities when due, whether at Stated Maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of the Company under this Indenture and the Securities and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under this Indenture and the Securities (all the foregoing obligations hereinafter collectively called the "Guaranteed Obligations"). Each Subsidiary Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from such Subsidiary

Guarantor, and that such Subsidiary Guarantor shall remain bound under this Article 11 notwithstanding any extension or renewal of any such Guaranteed Obligation.

Each Subsidiary Guarantor waives presentation to, demand of, payment from and protest to the Company of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Subsidiary Guarantor waives notice of any default under the Securities or the Guaranteed Obligations. The obligations of each Subsidiary Guarantor hereunder shall not be affected by (a) the failure of any Holder, the Trustee or the Collateral Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under this Indenture, the Securities, the other Note Documents or any other agreement or otherwise; (b) any extension or renewal of any thereof; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Securities or any other agreement; (d) the release of any security held by any Holder, the Trustee or the Collateral Trustee for the Guaranteed Obligations or any of them; (e) the failure of any Holder, Trustee or the Collateral Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (f) except as provided in Section 11.06, any change in the ownership of such Subsidiary Guarantor.

Each Subsidiary Guarantor further agrees that its Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a Guarantee of collection) and waives any right to require that any resort be had by any Holder, the Trustee or the Collateral Trustee to any security held for payment of the Guaranteed Obligations.

Except as expressly set forth in Sections 8.01(b), 11.02 and 11.06, the obligations of each Subsidiary Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Subsidiary Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder, the Trustee or the Collateral Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Securities or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of such Subsidiary Guarantor or would otherwise operate as a discharge of such Subsidiary Guarantor as a matter of law or equity.

Each Subsidiary Guarantor further agrees that its Subsidiary Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Guaranteed Obligation is rescinded or must otherwise be restored by any Holder, the Trustee or the Collateral Trustee upon the bankruptcy or reorganization of the Company or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Holder, the Trustee or the Collateral Trustee has at law or in equity against any Subsidiary Guarantor by virtue hereof, upon the failure of the Company to pay the principal of or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration, by redemption or otherwise, or to perform or comply with any other Guaranteed Obligation, each Subsidiary Guarantor shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders, the Trustee or the Collateral Trustee an amount equal to the sum of (i) the unpaid principal amount of such Guaranteed Obligations, (ii) accrued and unpaid interest on such Guaranteed Obligations

(but only to the extent not prohibited by law) and (iii) all other monetary Guaranteed Obligations of the Company to the Holders and the Trustee.

Each Subsidiary Guarantor agrees that it shall not be entitled to any right of subrogation in respect of any Guaranteed Obligations guaranteed hereby until payment in full of all Guaranteed Obligations. Each Subsidiary Guarantor further agrees that, as between it, on the one hand, and the Holders, the Trustee and the Collateral Trustee, on the other hand, (x) the maturity of the Guaranteed Obligations Guaranteed hereby may be accelerated as provided in Article 6 for the purposes of such Subsidiary Guarantor's Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations Guaranteed hereby, and (y) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article 6, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by such Subsidiary Guarantor for the purposes of this Section.

Each Subsidiary Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys' fees) incurred by the Trustee, the Collateral Trustee or any Holder in enforcing any rights under this Section.

Section 11.02   Limitation on Liability. Any term or provision of this Indenture to the contrary notwithstanding, the maximum, aggregate amount of the obligations guaranteed hereunder by any Subsidiary Guarantor shall not exceed the maximum amount that can be hereby guaranteed by such Subsidiary Guarantor without rendering this Indenture, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Section 11.03   Successors and Assigns. This Article 11 shall be binding upon each Subsidiary Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee, the Collateral Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder, the Trustee or the Collateral Trustee, the rights and privileges conferred upon that party in this Indenture and in the Securities shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

Section 11.04   No Waiver. Neither a failure nor a delay on the part of either the Trustee, the Collateral Trustee or the Holders in exercising any right, power or privilege under this Article 11 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee, the Collateral Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article 11 at law, in equity, by statute or otherwise.

Section 11.05   Modification. No modification, amendment or waiver of any provision of this Article 11, nor the consent to any departure by any Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Subsidiary Guarantor in any case shall entitle such Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstances.

Section 11.06   Release of Subsidiary Guarantor. The Guarantee of a Subsidiary Guarantor shall be automatically and unconditionally released and discharged:

(a)   upon satisfaction and discharge of this Indenture in accordance with Section 8.01;

(b)   upon exercise of the legal defeasance option or covenant defeasance option in accordance with Article 8;

(c)   upon payment in full in cash and discharge of all Securities outstanding under this Indenture and all other Obligations that are outstanding, due and payable under this Indenture and the other Note Documents at the time the Securities are paid in full in cash and discharged (other than contingent indemnity obligations for which no claim has been made);

(d)   in connection with any sale, transfer or other disposition of (x) the Capital Stock of such Subsidiary Guarantor, after which such Subsidiary Guarantor is no longer a Restricted Subsidiary or (y) all or substantially all of the assets of such Subsidiary Guarantor, in each case, to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Subsidiary of the Company in a transaction or other circumstance that does not violate Section 4.07(a) and is otherwise permitted by all of the Note Documents, at the time of such sale, transfer or other disposition; or

(e)   upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the terms of this Indenture.

Upon receipt of an Officers' Certificate and an Opinion of Counsel, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination or release prepared by the Company or any Subsidiary Guarantor permitted to be released pursuant to this Section 11.06.

ARTICLE 12

[Reserved]

ARTICLE 13

Miscellaneous

Section 13.01   [Reserved].

Section 13.02   Notices. Any notice or communication shall be in writing and delivered in person or mailed by first-class mail addressed as follows:

if to the Company or any Subsidiary Guarantor:

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
Attention of Corporate Secretary

if to the Trustee or the Collateral Trustee:

Wilmington Trust, National Association
Global Capital Markets
15950 N. Dallas Parkway, Suite 550
Dallas, TX 75248
Attention: Denbury Resources 9 ¼ % Secured Second Lien Notes Administrator

The Company, any Subsidiary Guarantor, the Trustee or the Collateral Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a Securityholder shall be mailed to the Securityholder at the Securityholder's address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it. Notwithstanding any provision of this Indenture to the contrary, so long as the Securities are evidenced by Global Securities, any notice to the Securityholders shall be sufficient if given in accordance with the applicable procedures of the Depository within the time prescribed.

Any notice or communication to the Company or any Subsidiary Guarantors shall be deemed given or made as of the date so delivered if personally delivered or if delivered electronically, in pdf format; when receipt is acknowledged, if telecopied; and seven calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee). Any notice or communication to the Trustee or Collateral Trustee shall only be deemed delivered upon receipt.

Section 13.03   Communication by Holders with Other Holders. Securityholders may communicate pursuant to Section 312(b) of the TIA with other Securityholders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar and anyone else shall have the protection of Section 312(c) of the TIA.

Section 13.04   Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee or the Collateral Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee or the Collateral Trustee:

(1)   an Officers' Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)   an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 13.05   Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(1)   a statement that the individual making such certificate or opinion has read such covenant or condition;

(2)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)   a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)   a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

Any Officers' Certificate may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless any such Officer knows or in the exercise of reasonable care should have known that such Opinion of Counsel is erroneous. Any Opinion of Counsel may be based, insofar as it relates to factual matters or information with respect to which is in possession of the Company, upon an Officers' Certificate, unless such counsel knows or in the exercise of reasonable care should have known that such Officers' Certificate is erroneous.

Section 13.06   <u>When Securities Disregarded</u>. In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee actually knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

Section 13.07   <u>Rules by Trustee, Paying Agent and Registrar</u>. The Trustee may make reasonable rules for action by or a meeting of Securityholders. The Registrar and the Paying Agent may make reasonable rules for their functions.

Section 13.08   <u>Business Days</u>. If a payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Holiday, and no interest shall accrue with respect to such payment for the intervening period. If a regular record date is not a Business Day, the record date shall not be affected.

Section 13.09   <u>Governing Law</u>. This Indenture and the Securities shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 13.10   <u>No Recourse Against Others</u>. A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Securityholder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issue of the Securities.

Section 13.11   <u>Successors</u>. All agreements of the Company in this Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 13.12   <u>Multiple Originals</u>. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes.

Section 13.13   <u>Table of Contents; Headings</u>. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 13.14   <u>Severability</u>. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

Section 13.15   <u>Force Majeure</u>. In no event shall the Trustee or the Collateral Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God; it being understood that the Trustee and the Collateral Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 13.16   <u>Waiver of Jury Trial</u>. EACH OF THE COMPANY, THE SUBSIDIARY GUARANTORS, THE TRUSTEE AND THE COLLATERAL TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES, THE SUBSIDIARY GUARANTEES, THE GUARANTEE AGREEMENTS, THE OTHER NOTE DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

DENBURY RESOURCES INC.

By: /s/ Mark C. Allen

Name: Mark C. Allen

Title: Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

SUBSIDIARY GUARANTORS:

DENBURY AIR, LLC
DENBURY GATHERING & MARKETING, INC.
DENBURY GREEN PIPELINE - MONTANA, LLC
DENBURY GREEN PIPELINE - RILEY RIDGE, LLC
DENBURY GREEN PIPELINE - TEXAS, LLC
DENBURY GULF COAST PIPELINES, LLC
DENBURY HOLDINGS, INC.
DENBURY ONSHORE, LLC
DENBURY OPERATING COMPANY
DENBURY PIPELINE HOLDINGS, LLC
DENBURY THOMPSON PIPELINE, LLC
ENCORE PARTNERS GP HOLDINGS, LLC
GREENCORE PIPELINE COMPANY LLC
PLAIN ENERGY HOLDINGS, LLC
DENBURY BROOKHAVEN PIPELINE, LLC
DENBURY BROOKHAVEN PIPELINE PARTNERSHIP, LP

By:	/s/ Mark C. Allen
Name:	Mark C. Allen
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

TRUSTEE:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By: /s/ Shawn Goffinet

Name: Shawn Goffinet

Title: Assistant Vice President

COLLATERAL TRUSTEE:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Collateral Trustee

By: /s/ Shawn Goffinet

Name: Shawn Goffinet

Title: Assistant Vice President

EXHIBIT 1

FORM OF SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of [•], among [SUBSIDIARY GUARANTOR] (the "New Subsidiary Guarantor"), a subsidiary of Denbury Resources Inc. (or its successor) (the "Company"), DENBURY RESOURCES INC., a Delaware corporation, on behalf of itself and the Subsidiary Guarantors (the "Existing Subsidiary Guarantors") under the Indenture referred to below, and Wilmington Trust, National Association, as trustee under the indenture referred to below (the "Trustee") and collateral trustee under the indenture referred to below (the "Collateral Trustee").

W I T N E S S E T H :

WHEREAS the Company has heretofore executed and delivered to the Trustee an Indenture (the "Indenture") dated as of December 6, 2017, providing for the issuance of 9¼% Senior Secured Second Lien Notes due 2022 (the "Securities");

WHEREAS Section 4.13 of the Indenture provides that under certain circumstances the Company is required to cause the New Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Subsidiary Guarantor shall unconditionally guarantee all of the Company's obligations under the Securities pursuant to a Subsidiary Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 9.01 of the Indenture, the Trustee, the Company and Existing Subsidiary Guarantors are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the Company, the Existing Subsidiary Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Securities as follows:

1. Definitions.

(a) Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(b) For all purposes of this Supplement, except as otherwise herein expressly provided or unless the context otherwise requires: (i) the terms and expressions used herein shall have the same meanings as corresponding terms and expressions used in the Indenture; and (ii) the words "herein," "hereof" and "hereby" and other words of similar import used in this Supplement refer to this Supplement as a whole and not to any particular section hereof.

2. Agreement to Guarantee. The New Subsidiary Guarantor hereby agrees, jointly and severally with all other Subsidiary Guarantors, to guarantee the Company's obligations under the Securities on the terms and subject to the conditions set forth in Article 11 of the Indenture and to be bound by all other applicable provisions of the Indenture. The Obligations of the New Subsidiary Guarantor will rank equally and ratably in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor.

Exhibit 1-1

3.   <u>Ratification of Indenture; Supplemental Indentures Part of Indenture</u>. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

4.   <u>Governing Law</u>. **THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

5.   <u>Trustee Makes No Representation</u>. The Trustee and Collateral Trustee make no representation as to the validity or sufficiency of this Supplemental Indenture.

6.   <u>Counterparts</u>. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7.   <u>Effect of Headings</u>. The Section headings herein are for convenience only and shall not affect the construction thereof.

Exhibit 1-2

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

[NEW SUBSIDIARY GUARANTOR]

By: _____
        Name:
        Title:

DENBURY RESOURCES INC., on behalf of itself and the Existing Subsidiary Guarantors

By: _____
        Name:
        Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By: _____
        Name:
        Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Collateral Trustee

By: _____
        Name:
        Title:

Exhibit 1-3

PROVISIONS RELATING TO ORIGINAL SECURITIES AND ADDITIONAL SECURITIES

1.   Definitions.

1.1   Definitions.

For the purposes of this Appendix A the following terms shall have the meanings indicated below:

"Definitive Security" means a certificated Security (bearing the Restricted Securities Legend if the transfer of such Security is restricted by applicable law) that does not include the Global Securities Legend.

"Depository" means The Depository Trust Company, its nominees and their respective successors.

"Global Securities Legend" means the legend set forth under that caption in the applicable Exhibit to the Indenture.

"QIB" means a "qualified institutional buyer" as defined in Rule 144A.

"Regulation S" means Regulation S under the Securities Act.

"Regulation S Securities" means all Securities offered and sold outside the United States in reliance on Regulation S.

"Restricted Global Security" means Global Securities and any other Securities, in each case, which bear or are required to bear or are subject to the Restricted Securities Legend.

"Restricted Period," with respect to any Securities, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Securities are first offered to persons other than distributors (as defined in Regulation S under the Securities Act) in reliance on Regulation S, notice of which day shall be promptly given by the Company to the Trustee, and (b) the Issue Date, and with respect to any Additional Securities that are Transfer Restricted Securities, it means the comparable period of 40 consecutive days.

"Restricted Securities Legend" means the legend set forth in Section 2.2(f)(i) herein.

"Rule 144A" means Rule 144A under the Securities Act.

"Rule 144A Securities" means all Securities offered and sold to QIBs.

"Securities Custodian" means the custodian with respect to a Global Security (as appointed by the Depository) or any successor person thereto, who shall initially be the Trustee.

"Transfer Restricted Securities" means Definitive Securities and any other Securities, in each case, which bear or are required to bear or are subject to the Restricted Securities Legend.

"Unrestricted Definitive Security" means Definitive Securities that are not required to bear, or are not subject to, the Restricted Securities Legend.

"Unrestricted Global Security" means Global Securities that are not required to bear, or are not subject to, the Restricted Securities Legend.

1.2   Other Definitions.

Term:	Defined in Section:
Agent Members	2.1(b)
Clearstream	2.1(b)
Euroclear	2.1(b)
Global Securities	2.1(b)
Regulation S Global Securities	2.1(b)
Regulation S Permanent Global Security	2.1(b)
Regulation S Temporary Global Security	2.1(b)
Rule 144A Global Securities	2.1(b)

2.   The Securities.

2.1   Form and Dating; Global Securities.

(a)   The Original Securities issued on the date hereof will be offered and sold by the Company initially only to QIBs. Such Original Securities may thereafter be transferred to, among others, QIBs and purchasers in reliance on Regulation S. Additional Securities offered after the date hereof may be offered and sold by the Company from time to in accordance with the requirements of the Indenture and applicable law.

(b)   Global Securities. (i) Rule 144A Securities initially shall be represented by one or more Securities in definitive, fully registered, global form without interest coupons (collectively, the "Rule 144A Global Securities").

Regulation S Securities initially shall be represented by one or more Securities in fully registered, global form without interest coupons (collectively, the "Regulation S Temporary Global Security" and, together with the Regulation S Permanent Global Security (defined below), the "Regulation S Global Securities"), which shall be registered in the name of the Depository or the nominee of the Depository for the accounts of designated agents holding on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear") or Clearstream Banking, Société Anonyme ("Clearstream").

The Restricted Period shall be terminated upon the receipt by the Trustee of: (1) a written certificate from the Depository, together with copies of certificates from Euroclear and Clearstream certifying that they have received certification of non-United States beneficial ownership of 100% of the aggregate principal amount of the Regulation S Temporary Global Security (except to the extent of any beneficial owners thereof who acquired an interest therein during the Restricted Period pursuant to another exemption from registration under the Securities Act and who shall take delivery of a beneficial ownership interest in a 144A Global Security bearing a Restricted Securities Legend, all as contemplated by this Appendix A); and (2) an Officers' Certificate from the Company.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Security shall be exchanged for beneficial interests in a permanent Global Security (the "Regulation S Permanent Global Security") pursuant to the applicable procedures of the Depository. Simultaneously with the authentication of the Regulation S Permanent Global Security, the Trustee shall cancel the Regulation S Temporary Global Security. The aggregate principal amount of the Regulation S Temporary Global Security and the Regulation S Permanent Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking" and "Customer Handbook" of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Security and the Regulation S Permanent Global Security that are held by Participants through Euroclear or Clearstream.

The term "Global Securities" means the Rule 144A Global Securities and the Regulation S Global Securities. The Global Securities shall bear the Global Security Legend. The Global Securities initially shall (i) be registered in the name of the Depository or the nominee of such Depository, in each case for credit to an account of an Agent Member, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear the Restricted Securities Legend.

Members of, or direct or indirect participants in, the Depository ("Agent Members") shall have no rights under the Indenture with respect to any Global Security held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Securities. The Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Securities for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository, or impair, as between the Depository and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder.

(ii)   Transfers of Global Securities shall be limited to transfer in whole, but not in part, to the Depository, its successors or their respective nominees. Interests of beneficial owners in the Global Securities may be transferred or exchanged for Definitive Securities only in accordance with the applicable rules and procedures of the Depository and the provisions of Section 2.2. In addition, a Global Security shall be exchangeable for Definitive Securities if (x) the Depository (1) notifies the Company that it is unwilling or unable to continue as depository for such Global Security and the Company thereupon fails to appoint a successor depository within 90 days or (2) has ceased to be a clearing agency registered under the Exchange Act and the Company thereupon fails to appoint a successor depository within 90 days or (y) the Company, at its option, notifies the Trustee that it elects to cause the issuance of Definitive Securities or (z) there shall have occurred and be continuing an Event of Default with respect to such Global Security and the Depositary shall have requested such exchange; provided that in no event shall a Regulation S Temporary Global Security be exchanged by the Company for Definitive Securities prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3)(ii)(B) under the Securities Act. In all cases, Definitive Securities delivered in exchange for any Global Security or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depository in accordance with its customary procedures.

(iii)   In connection with the transfer of a Global Security as an entirety to beneficial owners pursuant to subsection (ii) of this Section 2.1(b), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by the Depository in writing in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of Definitive Securities of authorized denominations.

(iv)   Any Transfer Restricted Security delivered in exchange for an interest in a Global Security pursuant to Section 2.2 shall, except as otherwise provided in Section 2.2, bear the Restricted Securities Legend.

(v)   Notwithstanding the foregoing, through the Restricted Period, a beneficial interest in a Regulation S Temporary Global Security may be held only through Euroclear or Clearstream unless delivery is made in accordance with the applicable provisions of Section 2.2.

(vi)   The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under the Indenture or the Securities.

2.2   Transfer and Exchange.

(a)   Transfer and Exchange of Global Securities. A Global Security may not be transferred as a whole except as set forth in Section 2.1(b). Global Securities will not be exchanged by the Company for Definitive Securities except under the circumstances described in Section 2.1(b)(ii). Global Securities also may be exchanged or replaced, in whole or in part, as provided in Sections 2.06, 2.07, 2.09 and 2.10 of the Indenture. Beneficial interests in a Global Security may be transferred and exchanged as provided in Sections 2.2(b) and 2.2(c).

(b)   Transfer and Exchange of Beneficial Interests in Global Securities. The transfer and exchange of beneficial interests in the Global Securities shall be effected through the Depository, in accordance with the provisions of the Indenture and the applicable rules and procedures of the Depository. Beneficial interests in Restricted Global Securities shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Beneficial interests in Global Securities shall be transferred or exchanged only as provided in Section 2.1(b) or for beneficial interests in Global Securities. Transfers and exchanges of beneficial interests in the Global Securities also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i)   Transfer of Beneficial Interests in the Same Global Security. Beneficial interests in any Restricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Security in accordance with the transfer restrictions set forth in the Restricted Securities Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in a Regulation S Global Security may not be made to a U.S. Person or for the account or benefit of a U.S. Person. A beneficial interest in an Unrestricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.2(b)(i).

(ii)   All Other Transfers and Exchanges of Beneficial Interests in Global Securities. In connection with all transfers and exchanges of beneficial interests in any Global Security that is not subject to Section 2.2(b)(i), the transferor of such beneficial interest must deliver to the Registrar (1) a written order from an Agent Member given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to credit or cause to be credited a beneficial interest in another Global Security in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the applicable rules and procedures of the Depository containing information regarding the Agent Member account to be credited with such increase. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Securities contained in the Indenture and the Securities or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Security pursuant to Section 2.2(g).

(iii)   Transfer of Beneficial Interests to Another Restricted Global Security. A beneficial interest in a Transfer Restricted Global Security may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Transfer Restricted Global Security if the transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)   if the transferee will take delivery in the form of a beneficial interest in a Rule 144A Global Security, then the transferor must deliver a certificate in the form attached to the applicable Security; and

(B)   if the transferee will take delivery in the form of a beneficial interest in a Regulation S Global Security, then the transferor must deliver a certificate in the form attached to the applicable Security.

(iv)   Transfer and Exchange of Beneficial Interests in a Transfer Restricted Global Security for Beneficial Interests in an Unrestricted Global Security. A beneficial interest in a Transfer Restricted Global Security may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Security or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security if the exchange or transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)   if the Holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security; or

(B)   if the Holder of such beneficial interest in a Restricted Global Security proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security,

and, in each such case, if the Company or the Registrar so requests or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the requesting party to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted

Securities Legend are no longer required in order to maintain compliance with the Securities Act. If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and, upon receipt of an written order of the Company in the form of an Officers' Certificate in accordance with Section 2.01, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred or exchanged pursuant to this subparagraph (iv).

(v) <u>Transfer and Exchange of Beneficial Interests in an Unrestricted Global Security for Beneficial Interests in a Restricted Global Security</u>. Beneficial interests in an Unrestricted Global Security cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Security.

(c) <u>Transfer and Exchange of Beneficial Interests in Global Securities for Definitive Securities</u>. A beneficial interest in a Global Security may not be exchanged for a Definitive Security except under the circumstances described in Section 2.1(b)(ii). A beneficial interest in a Global Security may not be transferred to a Person who takes delivery thereof in the form of a Definitive Security except under the circumstances described in Section 2.1(b)(ii).

(d) <u>Transfer and Exchange of Definitive Securities for Beneficial Interests in Global Securities</u>. Transfers and exchanges of beneficial interests in the Global Securities also shall require compliance with either subparagraph (i), (ii), (iii) or (iv) below, as applicable:

(i) <u>Transfer Restricted Securities to Beneficial Interests in Restricted Global Securities</u>. If any Holder of a Transfer Restricted Security proposes to exchange such Transfer Restricted Security for a beneficial interest in a Restricted Global Security or to transfer such Transfer Restricted Security to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Security, then, upon receipt by the Registrar of the following documentation:

(A) if the Holder of such Transfer Restricted Security proposes to exchange such Transfer Restricted Security for a beneficial interest in a Restricted Global Security, a certificate from such Holder in the form attached to the applicable Security;

(B) if such Transfer Restricted Security is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate from such Holder in the form attached to the applicable Security;

(C) if such Transfer Restricted Security is being transferred to a non‑U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate from such Holder in the form attached to the applicable Security;

(D) if such Transfer Restricted Security is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate from such Holder in the form attached to the applicable Security; or

(E)   if such Transfer Restricted Security is being transferred to the Company or a Subsidiary thereof, a certificate from such Holder in the form attached to the applicable Security;

the Trustee shall cancel the Transfer Restricted Security, and increase or cause to be increased the aggregate principal amount of the appropriate Restricted Global Security.

(ii)   <u>Transfer Restricted Securities to Beneficial Interests in Unrestricted Global Securities</u>. A Holder of a Transfer Restricted Security may exchange such Transfer Restricted Definitive Security for a beneficial interest in an Unrestricted Global Security or transfer such Transfer Restricted Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security only if the Registrar receives the following:

(A)   if the Holder of such Transfer Restricted Security proposes to exchange such Transfer Restricted Security for a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security; or

(B)   if the Holder of such Transfer Restricted Security proposes to transfer such Transfer Restricted Security to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security,

and, in each such case, if the Company or the Registrar so requests or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the requesting party to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Securities Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of this subparagraph (ii), the Trustee shall cancel the Transfer Restricted Securities and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Security. If any such transfer or exchange is effected pursuant to this subparagraph (ii) at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and, upon receipt of a written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of Transfer Restricted Securities transferred or exchanged pursuant to this subparagraph (ii).

(iii)   <u>Unrestricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities</u>. A Holder of an Unrestricted Definitive Security may exchange such Unrestricted Definitive Security for a beneficial interest in an Unrestricted Global Security or transfer such Unrestricted Definitive Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Security and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Securities. If any such transfer or exchange is effected pursuant to this subparagraph (iii) at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and, upon receipt of an written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate

principal amount equal to the aggregate principal amount of Unrestricted Definitive Securities transferred or exchanged pursuant to this subparagraph (iii).

(iv)   Unrestricted Definitive Securities to Beneficial Interests in Restricted Global Securities. An Unrestricted Definitive Security cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a beneficial interest in a Restricted Global Security.

(e)   Transfer and Exchange of Definitive Securities for Definitive Securities. Upon request by a Holder of Definitive Securities and such Holder's compliance with the provisions of this Section 2.2(e), the Registrar shall register the transfer or exchange of Definitive Securities. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Securities duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.2(e).

(i)   Transfer Restricted Securities to Transfer Restricted Securities. A Transfer Restricted Security may be transferred to and registered in the name of a Person who takes delivery thereof in the form of a Transfer Restricted Security if the Registrar receives the following:

(A)   if the transfer will be made to a QIB pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Security;

(B)   if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Security;

(C)   if the transfer will be made pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate in the form attached to the applicable Security; and

(D)   if such transfer will be made to the Company or a Subsidiary thereof, a certificate in the form attached to the applicable Security.

(ii)   Transfer Restricted Securities to Unrestricted Definitive Securities. Any Transfer Restricted Security may be exchanged by the Holder thereof for an Unrestricted Definitive Security or transferred to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security, in each case, if the requirement of Section 2.1(b)(iii) are satisfied and if the Registrar receives the following:

(1)   if the Holder of such Transfer Restricted Security proposes to exchange such Transfer Restricted Security for an Unrestricted Definitive Security, a certificate from such Holder in the form attached to the applicable Security; or

(2)   if the Holder of such Transfer Restricted Security proposes to transfer such Securities to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Security, a certificate from such Holder in the form attached to the applicable Security,

and, in each such case, if the Registrar or the Company so requests, an Opinion of Counsel in form reasonably acceptable to the requesting party to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Securities Legend are no longer required in order to maintain compliance with the Securities Act.

(iii)   <u>Unrestricted Definitive Securities to Unrestricted Definitive Securities</u>. A Holder of an Unrestricted Definitive Security may transfer such Unrestricted Definitive Securities to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security at any time. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Securities pursuant to the instructions from the Holder thereof.

(iv)   <u>Unrestricted Definitive Securities to Transfer Restricted Securities</u>. An Unrestricted Definitive Security cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a Transfer Restricted Security.

(f)   <u>Legend</u>.

(i)   Except as permitted by the following paragraph (iii), each Security certificate evidencing the Global Securities and the Definitive Securities (and all Securities issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT ("RULE 144A")) OR (B) IT IS NOT A "U.S. PERSON" AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR FOR WHICH IT HAS EXCHANGED SECURITIES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE THAT IS [IN THE

CASE OF SECURITIES ISSUED TO QIBS] [ONE YEAR (OR SUCH SHORTER PERIOD AS IS PRESCRIBED BY RULE 144 UNDER THE U.S. SECURITIES ACT AS THEN IN EFFECT OR ANY SUCCESSOR RULE WITHOUT ANY VOLUME OR MANNER OF SALE RESTRICTIONS OR COMPLIANCE BY THE COMPANY WITH ANY CURRENT PUBLIC INFORMATION REQUIREMENTS THEREUNDER) AFTER THE DATE ON WHICH THE SECURITY WAS ACQUIRED FROM THE COMPANY OR ANY OF ITS AFFILIATES] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATIONS S], ONLY (A) TO THE COMPANY, THE SUBSIDIARY GUARANTORS OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO PERSONS WHO ARE NOT U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO RULE 144 OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT IN EACH OF THE FOREGOING CASES TO ANY REQUIREMENT OR LAW THAT THE DISPOSITION OF ITS PROPERTY OR THE PROPERTY OF SUCH INVESTOR ACCOUNT OR ACCOUNTS BE AT ALL TIMES WITHIN ITS OR THEIR CONTROL AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND ANY APPLICABLE LOCAL LAWS AND REGULATIONS AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED, THAT THE COMPANY, THE TRUSTEE AND THE TRANSFER AGENT SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) PRIOR TO THE DATE THAT IS ONE YEAR (OR SUCH SHORTER PERIOD AS IS PRESCRIBED BY RULE 144 UNDER THE SECURITIES ACT WITHOUT ANY VOLUME OR MANNER OF SALE REQUIREMENTS OR COMPLIANCE BY US WITH ANY CURRENT PUBLIC INFORMATION REQUIREMENTS

THEREUNDER) AFTER THE DATE ON WHICH THE SECURITIES WERE ACQUIRED FROM THE COMPANY OR ANY OF ITS AFFILIATES OR PURSUANT TO CLAUSE (D) PRIOR TO AND UPON THE END OF THE APPLICABLE DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM AND IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE REVERSE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE CODE) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE ("SIMILAR LAWS"), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE PLAN ASSETS OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS."

Each Regulation S Temporary Global Security shall bear the following additional legend:

"THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT."

Each Global Security shall bear the following additional legends:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

"TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF."

(ii)   Each Security certificate, unless not required in the Company's reasonable determination, shall bear a legend in substantially the following form:

"SOLELY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, THIS SECURITY WILL BE TREATED AS ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID"). UPON REQUEST, THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO A HOLDER OF THIS SECURITY THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND ISSUE DATE OF THIS SECURITY, (2) THE AMOUNT OF OID, (3) THE YIELD TO MATURITY OF THIS SECURITY, AND (4) ANY OTHER INFORMATION REQUIRED TO BE MADE AVAILABLE BY U.S. TREASURY REGULATIONS. HOLDERS SHOULD CONTACT MARK C. ALLEN AT (972) 673-2000."

(iii)   Upon any sale or transfer of a Transfer Restricted Security that is a Definitive Security, the Registrar shall permit the Holder thereof to exchange such Transfer Restricted Security for a Definitive Security that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Security if the Holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Original Security).

(iv)   Upon a sale or transfer after the expiration of the Restricted Period of any Original Security acquired pursuant to Regulation S, all requirements that such Original Security

bear the Restricted Securities Legend shall cease to apply and the requirements requiring any such Original Security be issued in global form shall continue to apply.

(v) Any Additional Securities sold in a registered offering shall not be required to bear the Restricted Securities Legend.

(g) <u>Cancellation or Adjustment of Global Security</u>. At such time as all beneficial interests in a particular Global Security have been exchanged for Definitive Securities or a particular Global Security has been redeemed, repurchased or canceled in whole and not in part, each such Global Security shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of the Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security or for Definitive Securities, the principal amount of Securities represented by such Global Security shall be reduced accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security, such other Global Security shall be increased accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(h) <u>Obligations with Respect to Transfers and Exchanges of Securities</u>.

(i) To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate, Definitive Securities and Global Securities at the Registrar's request.

(ii) No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax, assessment, or similar governmental charge payable in connection therewith (other than any such transfer tax, assessment or similar governmental charge payable upon exchanges pursuant to Sections 3.06, 4.07, 4.09 or 9.05 of the Indenture).

(iii) Prior to the due presentation for registration of transfer of any Security, the Company, the Trustee, a Paying Agent or the Registrar may deem and treat the Person in whose name a Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, whether or not such Security is overdue, and none of the Company, the Trustee, any Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv) All Securities issued upon any transfer or exchange pursuant to the terms of the Indenture shall evidence the same debt and shall be entitled to the same benefits under the Indenture as the Securities surrendered upon such transfer or exchange.

(i) <u>No Obligation of the Trustee</u>.

(i) The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Security, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Securities or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository)

of any notice (including any notice of redemption or repurchase) or the payment of any amount, under or with respect to such Securities. All notices and communications to be given to the Holders and all payments to be made to the Holders under the Securities shall be given or made only to the registered Holders (which shall be the Depository or its nominee in the case of a Global Security). The rights of beneficial owners in any Global Security shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii)   The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depository participants, members or beneficial owners in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

[FORM OF FACE OF SECURITY]

[Insert Global Securities Legend, if applicable]

[Insert OID Legend, if applicable]

[Insert Restricted Securities Legend, if applicable]

[Insert Temporary Regulation S Security legend, if applicable]

[Insert Definitive Security legend, if applicable]

CUSIP No.: [QIB: [•] / REG S: [•]]
ISIN No.: [QIB: [•] / REG S: [•]]

No. [•] $[•]

9¼% Senior Secured Second Lien Notes Due 2022

Denbury Resources Inc., a Delaware corporation, promises to pay to Cede & Co., or registered assigns, the principal sum of $[•] Dollars, as the same may be revised on the Schedule of Increases or Decreases in Global Security attached hereto, on March 31, 2022.

Interest Payment Dates: March 31 and September 30.

Record Dates: March 15 and September 15.

Additional provisions of this Security are set forth on the other side of this Security.

Dated:

**DENBURY RESOURCES INC.**

By: _____
    Name:
    Title:

By: _____
    Name:
    Title:

TRUSTEE'S CERTIFICATION OF AUTHENTICATION

WILMINGTON TRUST, NATIONAL ASSOCIATION

as Trustee, certifies that this is one of the Securities referred to in the Indenture.

By: _____
    Authorized Signatory

*/   If the Security is to be issued in global form, add the Global Securities Legend and the attachment from Exhibit A captioned "TO BE ATTACHED TO GLOBAL SECURITIES - SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY."

9¼% Senior Secured Second Lien Notes Due 2022

1.   Interest

        Denbury Resources Inc., a Delaware corporation (such corporation, and its successors and assigns under the Indenture hereinafter referred to, being herein called the "Company"), promises to pay interest on the principal amount of this Security at the rate per annum shown above. The Company shall pay interest semiannually on March 31 and September 30 of each year, commencing on March 31, 2018. Interest on the Securities shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from December 6, 2017. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Company shall pay interest on overdue principal at the rate borne by the Securities plus 1% per annum, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

2.   Method of Payment

        The Company shall pay interest on the Securities (except defaulted interest) to the Persons who are registered holders of Securities at the close of business on the March 15 and September 15 next preceding the interest payment date even if Securities are canceled after the record date and on or before the interest payment date. Holders must surrender Securities to a Paying Agent to collect principal payments. The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Securities represented by a Global Security (including principal, premium, if any, and interest) shall be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company. The Company shall make all payments in respect of a certificated Security (including principal, premium, if any, and interest) by mailing a check to the registered address of each Holder thereof; provided, however, that payments on a certificated Security shall be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

3.   Paying Agent and Registrar

        Initially, Wilmington Trust, National Association (the "Trustee"), shall act as Paying Agent and Registrar. The Company may appoint and change any Paying Agent, Registrar or co-registrar without notice. The Company or any Wholly-Owned Subsidiary may act as Paying Agent, Registrar or co-registrar.

4.   Indenture

        The Company issued the Securities under an Indenture dated as of December 6, 2017 ("Indenture"), among the Company, the Subsidiary Guarantors, the Trustee and the Collateral Trustee. The terms of the Securities include those stated in the Indenture and those expressly made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date (the "Act"). Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Securities are subject to all such terms, and Securityholders are referred to the Indenture and the Act for a statement of those terms.

The Securities are general senior secured second lien obligations of the Company. The Company shall be entitled, subject to its compliance with Sections 4.03 and 4.10 of the Indenture, to issue Additional Securities pursuant to Section 2.13 of the Indenture. The Securities issued on the Issue Date and any Additional Securities shall be treated as a single class for all purposes under the Indenture. The Indenture contains covenants that limit the ability of the Company and its subsidiaries to incur or guarantee additional indebtedness; pay dividends or distributions on, or redeem or repurchase capital stock; make investments; engage in transactions with affiliates; transfer or sell assets; incur liens; restrict dividends or other payments of subsidiaries; and consolidate, merge or transfer all or substantially all of their assets and the assets of their subsidiaries. These covenants are subject to important exceptions and qualifications.

5.   Optional Redemption

(a)   *Optional Redemption.* Except as set forth below, the Company shall not be entitled to redeem the Securities prior to March 31, 2019. On and after March 31, 2019, the Company shall be entitled at its option to redeem all or a portion of the Securities at any time or from time to time upon not less than 30 nor more than 60 days' prior notice sent by electronic transmission or by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to but not including the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date), if redeemed during the 12-month period commencing on March 31 of the years set forth below:

Period	Redemption Price
2019	109.250%
2020	104.625%
2021 and thereafter	100.000%

(b)   *Optional Redemption Upon Stock Offerings.* Prior to March 31, 2019, the Company may at its option on one or more occasions redeem Securities (which include Additional Securities, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Securities (which include Additional Securities, if any) issued under the Indenture at a redemption price (expressed as a percentage of principal amount) of 109.25%, plus accrued and unpaid interest to but not including the redemption date, with the net cash proceeds from one or more Stock Offerings; provided, however, that

(1)   at least 65% of such aggregate principal amount of Securities (which include Additional Securities, if any) remains outstanding immediately after the occurrence of each such redemption (excluding Securities held, directly or indirectly, by the Company or its Affiliates); and

(2)   each such redemption occurs within 60 days after the date of consummation of the related Stock Offering.

(c)   *Make-Whole Redemption.* At any time prior to March 31, 2019, upon not less than 30 nor more than 60 days' prior notice sent by electronic transmission or by first-class mail to each Holder's registered address, the Company may redeem the Securities, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date (subject to the rights of Holders of record on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date). The Company will calculate the Applicable Premium prior to such redemption date and deliver to

the Trustee an Officers' Certificate setting forth the redemption price and Applicable Premium, showing the calculation of each in reasonable detail.

(d) "Applicable Premium" means, with respect to a Security on any date of redemption, the greater of (i) 1.0% of the principal amount of such Security; and (ii) the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Security on March 31, 2019 plus (ii) all required interest payments due on such Security through March 31, 2019 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then-outstanding principal of such Security.

(e) "Treasury Rate" means as of any date of redemption of Securities the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to March 31, 2019; provided, however, that if the period from the redemption date to March 31, 2019 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to March 31, 2019 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

6. Notice of Redemption

Notice of redemption shall be mailed at least 30 days but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. Securities in denominations larger than $2,000 principal amount may be redeemed in part but only in whole multiples of $1,000 in excess thereof. If money sufficient to pay the redemption price of and accrued interest on all Securities (or portions thereof) to be redeemed on the redemption date is deposited with the Paying Agent on or before the redemption date and certain other conditions are satisfied, on and after such date interest ceases to accrue on such Securities (or such portions thereof) called for redemption.

7. Put Provisions

Upon a Change of Control, any Holder shall have the right to cause the Company to repurchase all or any part of the Securities of such Holder at a purchase price equal to 101% of the principal amount of the Securities to be repurchased on the date of purchase plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) as provided in, and subject to the terms of, the Indenture.

8. Designation of Security

The Securities and the Subsidiary Guarantees shall constitute "Senior Indebtedness," and the Company and the Subsidiary Guarantors hereby designate the Securities and the Subsidiary Guarantees as "Designated Senior Indebtedness" of the Company and the Subsidiary Guarantors, for purposes of the Existing Subordinated Notes Indentures. The Securities and the Subsidiary Guarantees shall be superior in right of payment to the Existing Subordinated Notes and the Guarantees thereof.

9.   Guarantees

The payment by the Company of the principal of, and premium (if any) and interest on, the Securities is fully and unconditionally guaranteed on a joint and several senior secured second lien basis by each of the Subsidiary Guarantors on the terms set forth in the Indenture.

10.   Denominations; Transfer; Exchange

The Securities are in registered form without coupons in minimum denominations of $2,000 principal amount and whole multiples of $1,000. A Holder may transfer or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Securities selected for redemption (except, in the case of a Security to be redeemed in part, the portion of the Security not to be redeemed) or any Securities for a period of 15 days before a selection of Securities to be redeemed or 15 days before an interest payment date.

11.   Persons Deemed Owners

The registered Holder of this Security may be treated as the owner of it for all purposes.

12.   Unclaimed Money

If money for the payment of principal, premium (if any) or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Company at its request unless an abandoned property law designates another Person. After any such payment, Holders entitled to the money must look only to the Company and not to the Trustee for payment.

13.   Discharge and Defeasance

Subject to certain conditions, the Company at any time shall be entitled to terminate some or all of its obligations under the Securities and the Indenture, including the Subsidiary Guarantees, if the Company deposits with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Securities to redemption or maturity, as the case may be.

14.   Amendment, Waiver

The Note Documents may be amended or supplemented, and any existing or past Default may be waived, as provided in the Indenture.

15.   Defaults and Remedies

The Events of Default with respect to the Notes are set forth in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Subsidiary Guarantors, the Trustee, the Collateral Trustee and the Holders are as provided in the Indenture.

Securityholders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Securities unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in principal amount of the Securities may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from

Securityholders notice of any continuing Default (except a Default in payment of principal or interest) if it determines that withholding notice is in the interest of the Holders.

16.   Trustee Dealings with the Company

Subject to certain limitations imposed by the Act, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.

17.   No Recourse Against Others

A director, officer, employee, stockholder, incorporator, or member, as such, of the Company or any Subsidiary Guarantor shall not have any liability for any obligations of the Company or any Subsidiary Guarantor under the Securities, any Subsidiary Guarantee, or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each Securityholder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

18.   Authentication

This Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Security.

19.   Abbreviations

Customary abbreviations may be used in the name of a Securityholder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

20.   CUSIP Numbers and ISINs

The Company has caused CUSIP numbers and ISINs to be printed on the Securities and has directed the Trustee to use CUSIP numbers and ISINs in notices of redemption as a convenience to Securityholders. No representation is made as to the accuracy of such numbers either as printed on the Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

21.   Governing Law

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company shall furnish to any Securityholder upon written request and without charge to the Securityholder a copy of the Indenture which has in it the text of this Security in larger type. Requests may be made to:

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
Attention of Chief Financial Officer

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

(Print or type assignee's name, address and zip code)

(Insert assignee's soc. sec. or tax I.D. No.)

and irrevocably appoint _____ agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date: _____   Your Signature: _____

Sign exactly as your name appears on the other side of this Security.

Date: _____

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably accepted by the Trustee

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
Attention of Chief Financial Officer

Wilmington Trust, National Association
Global Capital Markets
15950 N. Dallas Parkway, Suite 550
Dallas, TX 75248
Attention: Denbury Resources 9 ¼ % Secured Second Lien Notes Administrator

CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR
REGISTRATION OF TRANSFER RESTRICTED SECURITIES

This certificate relates to $_____ principal amount of Securities held in (check applicable space) _____ book entry or _____ definitive form by the undersigned.

The undersigned (check one box below):

☐   has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Security held by the Depository a Security or Securities in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Security (or the portion thereof indicated above);

☐   has requested the Trustee by written order to exchange or register the transfer of a Security or Securities.

In connection with any transfer of any of the Securities evidenced by this certificate occurring prior to the expiration of the holding period referred to in Rule 144 under the Securities Act, the undersigned confirms that such Securities are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)   ☐   to the Company or subsidiary thereof; or

(2)   ☐   to the Registrar for registration in the name of the Holder, without transfer; or

(3)   ☐   to a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

(4)   ☐   outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act of 1933 and such Security shall be held immediately after the transfer through Euroclear or Clearstream until the expiration of the Restricted Period (as defined in the Indenture); or

(5) ☐ pursuant to another available exemption from registration provided by Rule 144 under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Securities evidenced by this certificate in the name of any Person other than the registered Holder thereof; <u>provided</u>, <u>however</u>, that if box (4) or (5) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Securities, such legal opinions, certifications and other information as the Company or the Trustee have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Date: _____   Your Signature: _____
Signature Guarantee: _____   Signature of Signature Guarantee: _____

Date: _____

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date: _____   _____
                                            NOTICE: To be executed by an executive officer

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The initial principal amount of this Global Security is $_____. The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature of authorized signatory of Trustee or Securities Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Security purchased by the Company pursuant to Section 4.07 or 4.09 of the Indenture, check the box:

☐ Section 4.07   ☐ Section 4.09

If you want to elect to have only part of this Security purchased by the Company pursuant to Section 4.07 or 4.09 of the Indenture, state the amount in principal amount ($2,000 and any whole multiples of $1,000 in excess thereof): $_____.

Dated: _____

Your Signature: _____
Sign exactly as your name appears on the other side of this Security.)

Signature Guarantee: _____
(Signature must be guaranteed)

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the United States Securities Exchange Act of 1934, as amended.

Exhibit 4.3

DENBURY RESOURCES INC.

Issuer

3½% Convertible Senior Notes Due 2024

_____

INDENTURE

Dated as of December 6, 2017

_____

WILMINGTON TRUST, NATIONAL ASSOCIATION

Trustee

_____

TABLE OF CONTENTS

ARTICLE 5

Successor Company

ARTICLE 6

Defaults and Remedies

ARTICLE 7

Trustee

ARTICLE 8

Discharge of Indenture

ARTICLE 13

Miscellaneous

INDENTURE dated as of December 6, 2017, among DENBURY RESOURCES INC., a Delaware corporation (the "Company"), certain of the Company's subsidiaries signatory hereto (each, a "Subsidiary Guarantor" and, collectively, the "Subsidiary Guarantors"), and Wilmington Trust, National Association, as Trustee (in such capacity, together with its successors and assigns, the "Trustee").

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders of (a) the Company's $84,650,000 aggregate principal amount of 3½% Convertible Senior Notes due 2024 issued on the Issue Date (the "Original Securities") and (b) any Additional Securities (as defined herein) that may be issued after the date hereof in the form of Exhibit A (all such securities in clauses (a) and (b) being referred to collectively as the "Securities" and each as, a "Security"). The Original Securities and any Additional Securities shall constitute a single series hereunder.

ARTICLE 1

Definitions and Incorporation by Reference

Section 1.01   Definitions.

"Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in the Oil and Gas Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or (iii) Capital Stock constituting a non-controlling interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clauses (ii) or (iii) above is primarily engaged in the Oil and Gas Business.

"Additional Securities" means, subject to the Company's compliance with Sections 4.03 and 4.10, 3½% Convertible Senior Notes due 2024 issued from time to time after the Issue Date under the terms of this Indenture (other than pursuant to Section 2.06, 2.07, 2.09 or 9.05 of this Indenture).

"Adjusted Consolidated Net Tangible Assets" or "ACNTA" means (without duplication), as of the date of determination, (a) the sum of (i) the discounted future net revenue from proved crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated in a reserve report prepared as of the end of the Company's most recently completed fiscal year, which reserve report is prepared or reviewed by independent petroleum engineers, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries attributable to acquisitions consummated since the date of such year-end reserve report, and (B) estimated crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries attributable to extensions, discoveries and other additions and upward determinations of estimates of proved crude oil, natural gas and helium reserves (including previously estimated development costs incurred during the period and the accretion of discount since the prior year end) due to exploration, development or exploitation, production or other activities which reserves were not reflected in such year-end reserve report which would, in the case of determinations made pursuant to clauses (A) and (B), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue attributable to (C) estimated proved crude oil, natural gas and helium reserves of the Company and its Restricted Subsidiaries reflected in such year-end reserve report produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated crude oil, natural gas and helium reserves of the

1

Company and its Restricted Subsidiaries reflected in such year-end reserve report since the date of such year-end reserve report attributable to downward determinations of estimates of proved crude oil, natural gas and helium reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which would, in the case of determinations made pursuant to clauses (C) and (D), in accordance with standard industry practice, result in such determinations, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company's engineers, except that if as a result of such acquisitions, dispositions, discoveries, extensions or revisions, there is a Material Change which is an increase, then such increases and decreases in the discounted future net revenue shall be confirmed in writing by an independent petroleum engineer, (ii) the capitalized costs that are attributable to crude oil, natural gas and helium properties of the Company and its Restricted Subsidiaries to which no proved crude oil, natural gas and helium reserves are attributed, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (iv) the greater of (I) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (II) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Restricted Subsidiaries as of a date no earlier than the date of the Company's latest audited financial statements (provided that the Company shall not be required to obtain such an appraisal of such assets if no such appraisal has been performed), minus (b) to the extent not otherwise taken into account in the immediately preceding clause (a), the sum of (i) noncontrolling interests, (ii) any natural gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, (iii) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties, (iv) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company's year-end reserve report), attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto and (v) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production included in determining the discounted future net revenue specified in the immediately preceding clause (a)(i) (utilizing the same prices utilized in the Company's year-end reserve report), would be necessary to satisfy fully the obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

"Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of Sections 4.05, 4.07 and 4.08 only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

"Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary. Notwithstanding the foregoing, none of the following shall be deemed to be an Asset Disposition: (1) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly-Owned Subsidiary, (2) for purposes of Section 4.07 only, a disposition that constitutes a Restricted Payment permitted by Section 4.05, a disposition of all or substantially all the assets of the Company in compliance with Section 5.01 or a disposition that constitutes a Change of Control pursuant to clause (iii) of the definition thereof, (3) the sale or transfer (whether or not in the ordinary course of business) of crude oil and natural gas properties or direct or indirect interests in real property; provided, however, that at the time of such sale or transfer such properties do not have associated with them any proved reserves, (4) the abandonment, farm-out, lease or sublease of developed or undeveloped crude oil and natural gas properties, (5) the trade or exchange by the Company or any Restricted Subsidiary of any crude oil and natural gas property owned or held by the Company or such Restricted Subsidiary for any crude oil and natural gas property owned or held by another Person, (6) the sale or transfer of hydrocarbons or other mineral products or surplus or obsolete equipment or (7) a single transaction or series of related transactions that involve the disposition of assets with a fair market value of less than $20.0 million, in the case of clauses (1) through (7) in the ordinary course of business.

"Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the Sale/Leaseback Transaction, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

"Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

"Bankruptcy Code" means Title 11 of the United States Code.

"Bankruptcy Law" means the Bankruptcy Code and any similar federal, state or foreign law providing for the relief of debtors.

"Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

"Borrowing Base" means the maximum amount in United States dollars determined or re-determined from time to time by the lenders (or such of them as shall be entitled thereunder to make such determination) under the Priority Lien Credit Agreement as the Borrowing Base (as defined therein) based on such lenders' normal and customary oil and gas reserve-based lending criteria as they exist at the particular time and which are generally applied by commercial lenders with respect to similar oil and gas reserve-based credits for similarly situated borrowers, as determined either quarterly, semi-annually

or annually during each year and/or on such other occasions as may be provided for by the Priority Lien Credit Agreement; provided that the majority of commitments to lend under such Priority Lien Credit Agreement are from commercial banks, and the administrative agent for the lenders is a commercial bank, in each case, engaged in oil and gas reserve based lending in the ordinary course of their businesses (it being understood that the administrative agent and all lenders under the Priority Lien Credit Agreement as of the Issue Date constitute commercial banks for purposes hereof).

"Business Day" means any day excluding any Saturday, Sunday and any other day on which banking institutions in New York City or Dallas, Texas are authorized or required by law to remain closed.

"Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests (however designated) in equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

"Carbon Dioxide Interests" means all rights, titles, interests and estates now or hereafter acquired in and to carbon dioxide (whether from natural or anthropogenic sources), including, to the extent each of the following may be related thereto, leases, fee interests, overriding royalty and royalty interests, net profit interests and production payment interests, including any reserved or residual interests of whatever nature.

"Cash Management Services" means each and any of the following services and products provided to the Company or any Subsidiary Guarantor by any lender under the Priority Lien Credit Agreement or any affiliate of such lender: (a) commercial credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, (b) treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services) and (c) any other demand deposit or operating account relationships or other cash management services, including pursuant to any agreement in respect of the foregoing.

"Cash Management Obligations" means any and all Obligations of the Company or any of Subsidiary Guarantor, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with, or in respect of, any Cash Management Services.

"Change of Control" means the occurrence of any of the following events:

(i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) such person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of the Company (for the purposes of this clause (i), such person shall be deemed to beneficially own any Voting Stock of a specified

corporation held by a parent corporation, if such person is the beneficial owner (as defined in this clause (i)), directly or indirectly, of more than 40% of the voting power of the Voting Stock of such parent corporation);

(ii)   during any period of two consecutive years from and after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(iii)   the shareholders of the Company shall have approved any plan of liquidation or dissolution of the Company; or

(iv)   the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale, lease, conveyance or transfer of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to another Person, and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

"Close of Business" means 5:00 p.m., New York City time.

"Closing Sale Price" of the Common Stock on any date means the closing per share sale price (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) at 4:00 p.m. (New York City time) on such date as reported in composite transactions for The New York Stock Exchange or, if the Common Stock is not listed on The New York Stock Exchange, the principal U.S. national or regional securities exchange on which the Common Stock is listed for trading or, if the Common Stock is not listed on a U.S. national or regional securities exchange, as reported by OTC Markets Group Inc. at 4:00 p.m. (New York City time) on such date (or in either case the then-standard closing time for regular trading on the relevant exchange or trading system). If the closing sale price of the Common Stock is not so reported, the "Closing Sale Price" will be the average of the mid-point of the last bid and ask prices for the Common Stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Stock" means the common stock, par value $0.001 per share, of the Company at the date of this indenture, subject to Section 10.11.

"Common Stock Restricted Legend" means the legend set forth in Exhibit C of this Indenture.

"Company" means the party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor and, for purposes of any provision contained herein, each other obligor on the Securities.

"Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness, (3) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition (other than an Asset Disposition involving assets having a fair market value of less than the greater of (a) 2.5% of Adjusted Consolidated Net Tangible Assets as of the end of the Company's then most recently completed fiscal year and (b) $3.0 million), then EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative) directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (4) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition (including by way of lease) of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) of this definition if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into

account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

"Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication, (i) interest expense attributable to Capital Lease Obligations and imputed interest with respect to Attributable Debt, (ii) capitalized interest, (iii) non-cash interest expense, (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (v) net costs (including amortization of fees and up-front payments) associated with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being net payees as to future payouts under such caps or options, and interest rate and currency swaps and forwards for which the Company or any of its Restricted Subsidiaries has paid a premium, (vi) dividends (excluding dividends paid in shares of Capital Stock which is not Disqualified Stock) in respect of all Disqualified Stock held by Persons other than the Company or a Wholly-Owned Subsidiary, (vii) cash interest paid in connection with the issuance or Incurrence of any Indebtedness to the extent that, pursuant to ASC 470-60, such payments are not accounted for as interest expense and (viii) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by the Company or any Restricted Subsidiary or secured by a Lien on assets of the Company or any Restricted Subsidiary to the extent such Indebtedness constitutes Indebtedness of the Company or any Restricted Subsidiary (whether or not such Guarantee or Lien is called upon); provided, however, "Consolidated Interest Expense" shall not include any (v) amortization of costs relating to original debt issuances other than the amortization of debt discount related to the issuance of zero coupon securities or other securities with an original issue price of not more than 90% of the principal thereof, (w) any write-off of debt issuance cost, (x) paid in kind interest added to the principal amount of any related Indebtedness following the date of its incurrence, (y) Consolidated Interest Expense with respect to any Indebtedness Incurred pursuant to Section 4.03(b)(8) and (z) non-cash interest expense Incurred in connection with interest rate caps and other interest rate and currency options that, at the time entered into, resulted in the Company and its Restricted Subsidiaries being either neutral or net payors as to future payouts under such caps or options.

"Consolidated Net Income" means, for any period, the net income of the Company and its Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income; (ii) any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any Restricted Subsidiary (other than a Subsidiary Guarantor) if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the exclusion contained in clause (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary,

to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain or loss realized upon the sale or other disposition of any assets of the Company or its Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Capital Stock of any Person; (v) extraordinary gains or losses; (vi) any non-cash compensation expense realized for grants of performance shares, stock options or stock awards to officers, directors and employees of the Company or any of its Restricted Subsidiaries; (vii) any non-cash fair value adjustment pursuant to the "Derivatives and Hedging" topic of FASC; (viii) any write-downs of non-current assets; provided, however, that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred; and (ix) the cumulative effect of a change in accounting principles. Notwithstanding the foregoing, for the purposes of Section 4.05 only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under Section 4.05(a)(3)(E).

"Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and its Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as the sum of (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

"Conversion Agent" refers to a Person engaged by the Company to facilitate conversion of the Securities.

"Conversion Date" means an Optional Conversion Date or the Mandatory Conversion Date, as applicable.

"Conversion Notice" means a "Conversion Notice" in the form attached to the Form of Security attached hereto as Exhibit B.

"Conversion Rate" means a number of shares of Common Stock per $1,000 principal amount of Securities, initially, (i) in respect of any Optional Conversion Date occurring during the period from the Issue Date to but excluding the sixtieth (60th) day following the effectiveness of the Registration Statement, 460.00, (ii) in respect of any Optional Conversion Date occurring during the period from and including the date that is sixty (60) days following the effective date of the Registration Statement to but excluding the date that is one hundred and twenty (120) days after the effective date of the Registration Statement, 455.56, and (iii) in respect of any Optional Conversion Date other than an Optional Conversion Date as described in the immediately preceding clauses (i) and (ii) or any Mandatory Conversion Date, 444.44, in each case subject to adjustment as provided in Article 10.

"Credit Facility" or "Credit Facilities" means, with respect to the Company or any Restricted Subsidiary, one or more debt facilities (including the Priority Lien Credit Agreement) with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables) or letters of credit, including any notes, mortgages, guarantees, collateral documents, security documents, instruments and agreements executed in connection therewith, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from

time to time, and any debt facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financings (including through the sale of receivables) or letters of credit that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (<u>provided</u> that such increase in borrowings is permitted under Section 4.03) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

"<u>Currency Agreement</u>" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

"<u>Daily VWAP</u>" means for any Trading Day, the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page "DNR<equity>VWAP" (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day, up to and including the final closing print (which is indicated by Condition Code "6" in Bloomberg) (or if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such Trading Day, determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by the Company).

"<u>Default</u>" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"<u>Description of Convertible Notes</u>" means the final version of the "Description of Convertible Notes" provided to initial Holders on November 30, 2017 in connection with offers of the Securities.

"<u>Disqualified Stock</u>" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event, (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable, in whole or in part, at the option of the holder thereof, in each case described in the immediately preceding clauses (i), (ii) or (iii), on or prior to the Stated Maturity of the Securities; <u>provided</u>, <u>however</u>, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Securities shall not constitute Disqualified Stock if (x) the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of Sections 4.07 and 4.09 and (y) any such requirement only becomes operative after compliance with such corresponding terms applicable to the Securities, including the purchase of any Securities tendered pursuant thereto. The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to this Indenture; <u>provided</u>, <u>however</u>, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price shall be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

"<u>Dollar-Denominated Production Payments</u>" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"DTC" means The Depository Trust Company, its nominees and their respective successors and assigns, or such other depository institution hereinafter appointed by the Company.

"EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense plus the following to the extent deducted in calculating such Consolidated Net Income: (a) provision for taxes based on income or profits, (b) depletion and depreciation expense, (c) amortization expense, (d) exploration expense (if applicable to the Company after the Issue Date), (e) unrealized foreign exchange losses and (f) all other non-cash charges, including non-cash charges taken pursuant to the "Derivatives and Hedging" topic of the FASC (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period except such amounts as the Company determines in good faith are nonrecurring), and less, to the extent included in calculating such Consolidated Net Income and in excess of any costs or expenses attributable thereto and deducted in calculating such Consolidated Net Income, the sum of (w) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments, (x) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, (y) unrealized foreign exchange gains and (z) all other non-cash unrealized gains, including non-cash unrealized gains taken pursuant to the "Derivatives and Hedging" topic of the FASC. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depletion, depreciation, amortization and exploration and other non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Existing 2021 Indenture" means the indenture dated as of February 17, 2011 governing the Company's 6⅜% Senior Subordinated Notes due 2021, as amended, supplemented or otherwise modified from time to time.

"Existing 2021 Second Lien Indenture" means the indenture dated as of May 10, 2016 governing the Company's 9% Senior Secured Second Lien Notes due 2021, as amended, supplemented or otherwise modified from time to time.

"Existing 2021 Second Lien Notes" means the Company's outstanding 9% Senior Secured Second Lien Notes due 2021.

"Existing 2022 Indenture" means the indenture dated as of April 30, 2014 governing the Company's 5½% Senior Subordinated Notes due 2022, as amended, supplemented or otherwise modified from time to time.

"Existing 2023 Indenture" means the indenture dated as of February 5, 2013 governing the Company's 4⅝% Senior Subordinated Notes due 2023, as amended, supplemented or otherwise modified from time to time.

"Existing Second Lien Indentures" means the Existing 2021 Second Lien Indenture and the New 2022 Second Lien Indenture.

"Existing Second Lien Notes" means the Company's outstanding 9% Senior Secured Second Lien Notes due 2021 and the Company's outstanding 9¼% Senior Secured Second Lien Notes due 2022.

"Existing Subordinated Notes" means the Company's outstanding 6⅜% Senior Subordinated Notes due 2021, the Company's 5½% Senior Subordinated Notes due 2022 and the Company's 4⅝% Senior Subordinated Notes due 2023.

"Existing Subordinated Notes Indentures" means the Existing 2021 Indenture, the Existing 2022 Indenture and the Existing 2023 Indenture.

"FASC" means Financial Accounting Standards Codification issued by the Financial Accounting Standards Board.

"Fitch" means Fitch Ratings Ltd. and its successors.

"GAAP" means generally accepted accounting principles in the United States of America as in effect on the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession, and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

"Guarantee" means, without duplication, any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

"Guarantee Agreement" means a supplemental indenture, substantially in the form attached hereto as Exhibit 1, pursuant to which a Subsidiary Guarantor or any other Person becomes subject to the applicable terms and conditions of this Indenture.

"Hedging Obligations" of any Person means the obligations of such Person pursuant to any Oil and Gas Hedging Contract, Interest Rate Agreement or Currency Agreement.

"Holder" or "Securityholder" means the Person in whose name a Security is registered on the Registrar's books.

"Hydrocarbon Interests" means all rights, titles, interests and estates, excluding Carbon Dioxide Interests, now or hereafter acquired in and to oil and gas leases, oil, gas and mineral leases, or other liquid or gaseous hydrocarbon leases, mineral fee interests, overriding royalty and royalty interests, net profit

interests and production payment interests, including any reserved or residual interests of whatever nature.

"Hydrocarbons" means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom.

"Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (which purchase price is due more than six months after the date of taking delivery of title to such property), including all obligations of such Person for the deferred purchase price of property under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding any accrued dividends) or, with respect to any Restricted Subsidiary of such Person that is not a Subsidiary Guarantor, the amount of all obligations of such Person with respect to any Preferred Stock of such Restricted Subsidiary; (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee; and (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such first-mentioned Person (whether or not such obligation is assumed by such first-mentioned Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, assuming the contingency giving rise to the obligation were to have occurred on such date, of any Guarantees outstanding at such date.

None of the following shall constitute Indebtedness: (i) indebtedness arising from agreements providing for indemnification or adjustment of purchase price or from guarantees securing any obligations of the Company or any of its Subsidiaries pursuant to such agreements, incurred or assumed in connection with the disposition of any business, assets or Subsidiary of the Company, other than guarantees or similar credit support by the Company or any of its Subsidiaries of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; (ii) any trade payables or other similar liabilities to trade creditors and other

accrued current liabilities incurred in the ordinary course of business as the deferred purchase price of property; (iii) any liability for Federal, state, local or other taxes owed or owing by such Person; (iv) amounts due in the ordinary course of business to other royalty and working interest owners; (v) obligations arising from guarantees to suppliers, lessors, licensees, contractors, franchisees or customers incurred in the ordinary course of business; (vi) obligations (other than express Guarantees of indebtedness for borrowed money) in respect of Indebtedness of other Persons arising in connection with (A) the sale or discount of accounts receivable, (B) trade acceptances and (C) endorsements of instruments for deposit in the ordinary course of business; (vii) obligations in respect of performance bonds provided by the Company or its Subsidiaries in the ordinary course of business and refinancing thereof; (viii) obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such obligation is extinguished within two Business Days of its Incurrence; (ix) obligations in respect of any obligations under workers' compensation laws and similar legislation; (x) any obligation in respect of any Oil and Gas Hedging Contract; (xi) any unrealized losses or charges in respect of Hedging Obligations (including those resulting from the application of the "Derivatives and Hedging" topic of the FASC); and (xii) any obligations relating to any Production Payments.

"Indenture" means this Indenture as amended or supplemented from time to time.

"Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

"Investment" in any Person means any direct or indirect advance, loan (other than advances to customers or joint interest partners or drilling partnerships sponsored by the Company or any Restricted Subsidiary in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value. For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and Section 4.05, (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

"Investment Grade Rating" means for Moody's, a rating equal to or higher than Baa3 (or equivalent), for S&P, a rating equal to or higher than BBB- (or equivalent) and for any other Rating Agency the equivalent to the foregoing.

"Issue Date" means December 6, 2017.

"Junior Lien" means a Lien, junior to the Priority Liens and the Second Liens as provided in any instrument that establishes a ranking of Lien priority, granted by the Company or any Subsidiary Guarantor in favor of holders of Junior Lien Debt (or any collateral trustee or representative in connection therewith), at any time, upon any property of the Company or any Subsidiary Guarantor to secure Junior Lien Obligations.

"Junior Lien Debt" means any Indebtedness (other than intercompany Indebtedness owing to the Company or its Subsidiaries) of the Company or any Subsidiary Guarantor that is secured by a Junior Lien that was permitted to be Incurred and so secured under each applicable Secured Debt Document.

"Junior Lien Documents" means, collectively, any indenture, credit agreement or other agreement or instrument pursuant to which Junior Lien Debt is incurred and the documents pursuant to which Junior Lien Obligations are secured.

"Junior Lien Obligations" means Junior Lien Debt and all other Obligations in respect thereof, including accrued interest, fees, costs and other charges incurred under the Junior Lien Documents.

"Leverage Ratio" means, with respect to any Person as of any date of determination, the ratio of (x) the total consolidated Indebtedness of such Person and its Restricted Subsidiaries as of the end of the most recent fiscal quarter ending at least 45 days prior to the date of determination, which would be reflected as a liability on a consolidated balance sheet of such Person and its Restricted Subsidiaries prepared as of such date in accordance with GAAP, to (y) the EBITDA of such Person for the then most recent four fiscal quarters ending at least 45 days prior to the date of determination, in each case with such pro forma adjustments to the amount of consolidated Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of "Consolidated Coverage Ratio"; provided, however, that if, as of any date of determination, the carrying amount of any consolidated Indebtedness of such Person differs from the principal amount of such consolidated Indebtedness as a result of the application of ASC 470-60, then the principal amount of such consolidated Indebtedness as of such date shall be deemed to be the amount of such consolidated Indebtedness as of such date for purposes of determining the Leverage Ratio.

"Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

"Material Change" means an increase or decrease (excluding changes that result solely from changes in prices and changes resulting from the Incurrence of previously estimated future development costs) of more than 25% during a fiscal quarter in the discounted future net revenues from proved crude oil and natural gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (a)(i) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following shall be excluded from the calculation of Material Change: (i) any acquisitions during the fiscal quarter of oil and gas reserves that have been estimated by independent petroleum engineers and with respect to which a report or reports of such engineers exist and (ii) any disposition of properties existing at the beginning of such fiscal quarter that have been disposed of in compliance with Section 4.07.

"Modified ACNTA" means, as of any date of determination, an amount equal to Adjusted Consolidated Net Tangible Assets calculated without giving effect to clause (a)(iv) of the definition thereof and calculated as of a date not more than 30 days prior to the date of determination (the "calculation date"), on the following basis:

(a)   in lieu of commodity pricing of future net revenues based on SEC guidelines, Modified ACNTA Prices shall be used after giving effect to commodity derivatives contracts in effect as of the date of determination, as determined in good faith by the Company, and

(b)   such calculation shall be based on then current estimates of costs determined in good faith by the Company in light of prevailing market conditions.

"Modified ACNTA Prices" means, as of any date of determination, the forward month prices for the most comparable hydrocarbon commodity applicable to such future production month for a five year period (or such shorter period if forward month prices are not quoted for a reasonably comparable hydrocarbon commodity for the full five year period), with such prices held constant thereafter based on the last quoted forward month price of such period, as such prices are (i) quoted on the NYMEX (or its successor) as of the calculation date (as defined in the definition of Modified ACNTA) and (ii) adjusted for energy content, quality and basis differentials; provided that with respect to estimated future production for which prices are defined, within the meaning of SEC guidelines, by contractual arrangements excluding escalations based upon future conditions, then such contract prices shall be applied to future production subject to such arrangements.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) in each case net of (i) all legal, title and recording tax expenses, commissions and other fees (including financial and other advisory fees) and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to non-controlling interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

"Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock, the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters', placement agents' or dealer managers' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Net Working Capital" means (a) all current assets of the Company and its Restricted Subsidiaries minus (b) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, in each case as determined in accordance with GAAP.

"New 2022 Second Lien Indenture" means the indenture dated as of December 6, 2017 governing the Company's 9¼ % Senior Secured Second Lien Notes due 2022, as amended, supplemented or otherwise modified from time to time.

"New 2022 Second Lien Notes" means the Company's outstanding 9¼% Senior Secured Second Lien Notes due 2022.

"Non-recourse Purchase Money Indebtedness" means Indebtedness (other than Capital Lease Obligations) of the Company or any Subsidiary Guarantor incurred in connection with the acquisition by the Company or such Subsidiary Guarantor in the ordinary course of business of fixed assets used in the Oil and Gas Business (including office buildings and other real property used by the Company or such Subsidiary Guarantor in conducting its operations) with respect to which (i) the holders of such Indebtedness agree that they shall look solely to the fixed assets so acquired which secure such Indebtedness, and neither the Company nor any Restricted Subsidiary (a) is directly or indirectly liable for such Indebtedness or (b) provides credit support, including any undertaking, Guarantee, agreement or instrument that would constitute Indebtedness (other than the grant of a Lien on such acquired fixed assets), and (ii) no default or event of default with respect to such Indebtedness would cause, or permit (after notice or passage of time or otherwise), any holder of any other Indebtedness of the Company or a Subsidiary Guarantor to declare a default or event of default on such other Indebtedness or cause the payment, repurchase, redemption, defeasance or other acquisition or retirement for value thereof to be accelerated or payable prior to any scheduled principal payment, scheduled sinking fund payment or maturity.

"Obligations" means any principal (including reimbursement obligations and obligations to provide cash collateral with respect to letters of credit whether or not drawn), interest, premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness. The term "Obligations" includes accrued interest, fees, costs and other charges incurred under such documentation.

"Officer" means the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman of the Board, any Executive Vice President, any Senior Vice President, any Vice President, the Chief Financial Officer, the Chief Operating Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary of a Person.

"Officers' Certificate" means a certificate signed by two Officers.

"Oil and Gas Business" means the business of the exploration for, and exploitation, development, acquisition, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, carbon dioxide and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

"Oil and Gas Hedging Contract" means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against oil and gas price fluctuations.

"Oil and Gas Liens" means (i) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests); (ii) Liens on an oil or gas producing property to secure obligations Incurred or guarantees of obligations Incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property; (iii) Liens arising

under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Restricted Subsidiary, master limited partnership agreements, farm-out agreements, farm-in agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; provided, however, that in all instances such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract; (iv) Liens arising in connection with Production Payments; and (v) Liens on pipelines or pipeline facilities that arise by operation of law.

"Oil and Gas Properties" means (a) Hydrocarbon Interests; (b) the properties now or hereafter pooled or unitized with Hydrocarbon Interests; (c) all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including without limitation all units created under orders, regulations and rules of any governmental authority) that may affect all or any portion of the Hydrocarbon Interests; (d) all operating agreements, contracts and other agreements, including production sharing contracts and agreements, that relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; (e) all Hydrocarbons in and under and that may be produced and saved or attributable to the Hydrocarbon Interests, including all oil in tanks, and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; (f) all tenements, hereditaments, appurtenances and properties in any manner appertaining, belonging, affixed or incidental to the Hydrocarbon Interests and (g) any and all property, real or personal, now owned or hereafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or property described in clauses (a) through (f) of this definition (excluding drilling rigs, automotive equipment, rental equipment or other personal property that may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, gas processing plants and pipeline systems and any related infrastructure to any thereof, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes, together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing.

"Open of Business" means 9:00 a.m., New York City time.

"Opinion of Counsel" means a written opinion from legal counsel (provided that such legal counsel may be an employee of, or counsel to, (a) the Company who is reasonably satisfactory to the Trustee or (b) the Trustee).

"Optional Conversion Date" means, with respect to any Security being converted by a Holder exercising its right to Optional Conversion, the date on which a Holder satisfies the last of the requirements to be satisfied for such conversion specified in Section 10.02(a).

"Permanent Principal Repayment" means, with respect to any Indebtedness, a prepayment, repayment, redemption or purchase of such Indebtedness that permanently retires, or reduces the related

loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased.

"Permitted Business Investment" means any investment made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business, including investments or expenditures for actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of Oil and Gas Business jointly with third parties, including (i) ownership interests in Carbon Dioxide Interests, Oil and Gas Properties, processing facilities, gathering systems, pipelines or ancillary real property interests and (ii) Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), subscription agreements, stock purchase agreements and other similar agreements (including for limited liability companies), excluding, however, Investments in corporations other than Restricted Subsidiaries.

"Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person that shall, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is an Oil and Gas Business; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is an Oil and Gas Business; (iii) Temporary Cash Investments; (iv) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (vi) loans or advances to employees made in the ordinary course of business; (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (viii) any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted pursuant to Section 4.07; (ix) Permitted Business Investments; (x) Investments intended to promote the Company's strategic objectives in the Oil and Gas Business in an aggregate amount not to exceed 5.0% of Modified ACNTA (determined as of the date of the making of any such Investment) at any one time outstanding (which Investments shall be deemed to be no longer outstanding only upon and to the extent of the return of capital thereof); and (xi) Investments made pursuant to Hedging Obligations of the Company and the Restricted Subsidiaries.

"Permitted Liens" means, with respect to any Person, (a) Liens existing as of the Issue Date (other than Liens ascribed in another clause of this definition); (b) [Reserved]; (c) any Lien existing on any property of a Person at the time such Person is merged or consolidated with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries; (d) any Lien existing on any property at the time of the acquisition thereof (and not incurred in anticipation of or in connection with such transaction), provided that such Liens are not extended to other property of the Company or the Restricted Subsidiaries; (e) any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company

or the Restricted Subsidiaries or the ownership of their property (including (i) easements, rights of way and similar encumbrances, (ii) rights or title of lessors under leases (other than Capital Lease Obligations), (iii) rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or the Restricted Subsidiaries on deposit with or in the possession of such banks, (iv) Liens imposed by law, including Liens under workers' compensation or similar legislation and mechanics', carriers', warehousemen's, materialmen's, suppliers' and vendors' Liens, (v) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice and (vi) Oil and Gas Liens, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property (other than trade accounts payable arising in the ordinary course of business)); (f) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time; (g) Liens incurred to secure appeal bonds and judgment and attachment Liens, in each case in connection with litigation or legal proceedings that are being contested in good faith by appropriate proceedings, so long as reserves have been established to the extent required by GAAP as in effect at such time and so long as such Liens do not encumber assets by an aggregate amount (together with the amount of any unstayed judgments against the Company or any Restricted Subsidiary but excluding any such Liens to the extent securing insured or indemnified judgments or orders) in excess of $10.0 million; (h) Liens securing Hedging Obligations or Cash Management Obligations of the Company and its Restricted Subsidiaries; (i) Liens securing purchase money Indebtedness or Capital Lease Obligations, provided that such Liens attach only to the property acquired with the proceeds of such purchase money Indebtedness or the property which is the subject of such Capital Lease Obligations; (j) Liens securing Non-recourse Purchase Money Indebtedness granted in connection with the acquisition by the Company or any Restricted Subsidiary in the ordinary course of business of fixed assets used in the Oil and Gas Business (including the office buildings and other real property used by the Company or such Restricted Subsidiary in conducting its operations), provided that (i) such Liens attach only to the fixed assets acquired with the proceeds of such Non-recourse Purchase Money Indebtedness and (ii) such Non-recourse Purchase Money Indebtedness is not in excess of the purchase price of such fixed assets; (k) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of decreasing or legally defeasing Indebtedness of the Company or any Restricted Subsidiary so long as such deposit of funds is permitted under Section 4.05; (l) Liens resulting from a pledge of Capital Stock of a Person that is not a Restricted Subsidiary to secure obligations of such Person and any refinancing thereof; (m) Liens to secure any permitted extension, renewal, refinancing, refunding or exchange (or successive extensions, renewals, refinancing, refunding or exchanges), in whole or in part, of or for any Indebtedness secured by Liens referred to in clauses (a), (c), (d), (i) and (j) above; provided, however, that (i) such new Lien shall be limited to all or part of the same property (including future improvements thereon and accessions thereto) subject to the original Lien, and (ii) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness secured by such original Lien immediately prior to such extension, renewal, refinancing, refunding or exchange and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; (n) Liens in favor of the Company or a Restricted Subsidiary; (o) Liens securing Indebtedness of the Company or any Subsidiary Guarantor to the extent such Indebtedness constitutes Priority Lien Debt, Second Lien Debt or Junior Lien Debt, in each case, under any Credit Facility Incurred under Section 4.03(b)(1) (and any related Guarantee Incurred under Section 4.03(b)(8)); (p) Liens securing Indebtedness of the Company or any Subsidiary Guarantor to the extent such Indebtedness constitutes Second Lien Debt or Junior Lien Debt, in each case, Incurred under Section 4.03(b)(3)(A) (and any related Guarantee Incurred under Section 4.03(b)(8)); (q) Liens securing

Indebtedness of the Company or any Subsidiary Guarantor to the extent such Indebtedness constitutes Junior Lien Debt; provided that such Junior Lien Debt is (i) incurred to extend, refinance, renew, replace, defease or refund Existing Subordinated Notes at a purchase price of not more than 100% of the principal amount as otherwise permitted under this Indenture and (ii) Incurred pursuant to Section 4.03(a); and (r) Liens on the collateral securing the Company's Secured Debt in favor of any collateral agent relating to such collateral agent's administrative expenses with respect to such collateral. Notwithstanding anything in this definition to the contrary, the term "Permitted Liens" shall not include Liens resulting from the creation, Incurrence, issuance, assumption or Guarantee of any Production Payments other than (i) any such Liens existing as of the Issue Date, (ii) Production Payments in connection with the acquisition of any property after the Issue Date; provided that any such Lien created in connection therewith is created, incurred, issued, assumed or Guaranteed in connection with the financing of, and within 60 days after the acquisition of, such property and (iii) Production Payments other than those described in clauses (i) and (ii) of this sentence, to the extent such Production Payments constitute Asset Dispositions made pursuant to and in compliance with Section 4.07 and (iv) incentive compensation programs for geologists, geophysicists and other providers of technical services to the Company and any Restricted Subsidiary; provided, however, that, in the case of the immediately foregoing clauses (i), (ii), (iii) and (iv), any Lien created in connection with any such Production Payments shall be limited to the property that is the subject of such Production Payments.

"Permitted Marketing Obligations" means Indebtedness of the Company or any Restricted Subsidiary under letter of credit or borrowed money obligations, or in lieu of or in addition to such letters of credit or borrowed money, guarantees of such Indebtedness or other obligations of the Company or any Restricted Subsidiary by any other Restricted Subsidiary, as applicable, related to the purchase by the Company or any Restricted Subsidiary of hydrocarbons for which the Company or such Restricted Subsidiary has contracts to sell; provided, however, that in the event that such Indebtedness or obligations are guaranteed by the Company or any Restricted Subsidiary, then either (i) the Person with which the Company or such Restricted Subsidiary has contracts to sell has an investment grade credit rating from S&P or Moody's, or in lieu thereof, a Person guaranteeing the payment of such obligated Person has an investment grade credit rating from S&P or Moody's, or (ii) such Person posts, or has posted for it, a letter of credit in favor of the Company or such Restricted Subsidiary with respect to all such Person's obligations to the Company or such Restricted Subsidiary under such contracts.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

The term "principal" of a Security means the principal of the Security plus the premium, if any, payable on the Security which is due or overdue or is to become due at the relevant time.

"Priority Lien" means a Lien, senior to the Second Liens and the Junior Liens as provided in any instrument that establishes a ranking of Lien priority, granted by the Company or any Subsidiary Guarantor in favor of the Priority Lien Agent at any time, upon any property of the Company or any Subsidiary Guarantor to secure Priority Lien Obligations.

"Priority Lien Agent" means the administrative agent under the Priority Lien Credit Agreement, and, from and after the date of execution and delivery of a Priority Lien Substitute Facility, the agent, collateral agent, trustee or other representative of the lenders or holders of the Indebtedness and other Obligations evidenced thereunder or governed thereby, in each case, together with its successors in such capacity.

"Priority Lien Credit Agreement" means the Amended and Restated Credit Agreement among the Company as Borrower and JPMorgan Chase Bank, N.A. as Administrative Agent and certain other financial institutions, dated December 9, 2014, as amended on May 4, 2015, as further amended on February 17, 2016, as further amended on April 18, 2016, as further amended on May 3, 2017, and as further amended on November 6, 2017, as such agreement may be amended, restated, adjusted, waived, renewed, extended, supplemented or otherwise modified from time to time with the same and/or different lenders and/or agents and any credit agreement, loan agreement or any other agreement or instrument evidencing or governing the terms of any Priority Lien Substitute Facility.

"Priority Lien Debt" means Indebtedness of the Company and the Subsidiary Guarantors under the Priority Lien Credit Agreement (including reimbursement obligations with respect to letters of credit).

"Priority Lien Documents" means the Priority Lien Credit Agreement, the other "Credit Documents" (as defined in the Priority Lien Credit Agreement), any security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, control agreements, or grants or transfers for security, now existing or entered into after the Issue Date, executed and delivered by the Company or any Subsidiary Guarantor creating (or purporting to create) a Lien upon any of the Company's property in favor of the Priority Lien Agent (including any such agreements, assignments, mortgages, deeds of trust and other documents or instruments associated with any Priority Lien Substitute Facility) and any documents with respect to Hedging Obligations and Cash Management Obligations secured under the terms of the such security agreements, pledge agreements, collateral assignments, mortgages, deeds of trust, control agreements and all other loan documents, notes, guarantees, instruments and agreements governing or evidencing, or executed or delivered in connection with, any Priority Lien Substitute Facility.

"Priority Lien Obligations" means the Priority Lien Debt and all other Obligations in respect of or in connection with Priority Lien Debt together with Hedging Obligations and Cash Management Obligations. For the avoidance of doubt, Hedging Obligations and Cash Management Obligations shall only constitute Priority Lien Obligations to the extent that such Hedging Obligations or Cash Management Obligations, as applicable, are secured under the terms of the Priority Lien Credit Agreement and Priority Lien Security Documents. Notwithstanding any other provision hereof, the term "Priority Lien Obligations" includes accrued interest, fees, costs and other charges incurred under the Priority Lien Credit Agreement and the other Priority Lien Documents. To the extent that any payment with respect to the Priority Lien Obligations (whether by or on behalf of the Company or any Subsidiary Guarantor, as proceeds of security, enforcement of any right of set-off, or otherwise) is declared to be fraudulent or preferential in any respect, set aside, or required to be paid to a debtor in possession, trustee, receiver, or similar Person, then the Obligation or part thereof originally intended to be satisfied will be deemed to be reinstated and outstanding as if such payment had not occurred.

"Priority Lien Substitute Facility" means any Credit Facility (without regard to any subsequent replacements thereof contemplated in the definition thereof unless also complying with the requirements of this definition) that replaces the Priority Lien Credit Agreement then in existence as permitted under this Indenture.

"Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

"Rating Agency" means (1) each of Moody's and S&P and (2) if Moody's or S&P ceases to rate the Securities for reasons outside of the Company's control, Fitch, unless at such time Fitch ceases to rate the Securities for reasons outside of the Company's control, in which case another "nationally recognized statistical rating organization" within the meaning of Section 3(a)(62) of the Exchange Act selected by the Company as a replacement agency for Moody's, S&P or Fitch, as the case may be.

"record date" means, for purposes of Section 10.06, with respect to any dividend, distribution or other transaction or event in which the holders of Common Stock (or other applicable security) have the right to receive any cash, securities or other property or in which Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of Common Stock (or other applicable security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, by the Company's bylaws or by statute, contract or otherwise).

"Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

"Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with this Indenture including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced, (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced and (iv) if the Indebtedness being Refinanced is Non-recourse Purchase Money Indebtedness, such Refinancing Indebtedness satisfies clauses (i) and (ii) of the definition of "Non-recourse Purchase Money Indebtedness;" provided, further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

"Resale Restriction Termination Date" means the later of (i) the date that is one year after the last date of original issuance of the applicable Security, or such shorter period of time as permitted by Rule 144 of the Securities Act or any successor provision thereto, or (ii) such later date, if any, as may be required by applicable law.

"Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (x) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (y) dividends or distributions payable solely to the Company or a Restricted Subsidiary, and (z) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly-Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a

Subsidiary that is an entity other than a corporation)), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of such Person (other than the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of such Person purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment (other than a Permitted Investment) in any Person.

"Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Company, Inc., and its successors.

"Sale/Leaseback Transaction" means an arrangement relating to property owned on the Issue Date or thereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person; provided that the fair market value of such property (as reasonably determined by the Board of Directors acting in good faith) is $10.0 million or more.

"SEC" means the Securities and Exchange Commission.

"Second Lien" means a Lien, junior to the Priority Liens and senior to the Junior Liens as provided in any instrument that establishes a ranking of Lien priority, granted by the Company or any Subsidiary Guarantor in favor of holders of Second Lien Debt (or any representative or collateral trustee in connection therewith), at any time, upon any property of the Company or any Subsidiary Guarantor to secure Second Lien Obligations.

"Second Lien Debt" means any Indebtedness (other than intercompany Indebtedness owing to the Company or its Subsidiaries) of the Company or any Subsidiary Guarantor, including the Existing Second Lien Notes, that is secured by a Second Lien that was permitted to be Incurred and so secured under each applicable Secured Debt Document.

"Second Lien Documents" means, collectively, any indenture, supplemental indenture, credit agreement or other agreement or instrument pursuant to which Second Lien Debt is incurred and the documents pursuant to which Second Lien Obligations are secured.

"Second Lien Obligations" means Second Lien Debt and all other Obligations in respect thereof, including accrued interest, fees, costs and other charges incurred under the Second Lien Documents.

"Secured Debt" means Priority Lien Debt, Second Lien Debt and Junior Lien Debt, as applicable.

"Secured Debt Documents" means the Priority Lien Documents, the Second Lien Documents and the Junior Lien Documents.

"Securities Act" means the Securities Act of 1933, as amended.

"Selling Holder Notice and Questionnaire" means the Selling Holder Notice and Questionnaire attached as Exhibit D to the Indenture.

"Senior Indebtedness" means, with respect to any Person (i) Indebtedness of such Person, and all obligations of such Person under the Securities, the Existing Second Lien Notes, any Credit Facility or any other Indebtedness, whether outstanding on the Issue Date or thereafter Incurred and (ii) accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating such Person to the extent post-filing interest is allowed in such proceeding) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; provided, however, that Senior Indebtedness shall not include (1) any obligation of such Person to any Subsidiary of such Person, (2) any liability for Federal, state, local or other taxes owed or owing by such Person, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Person (and any accrued and unpaid interest in respect thereof) which is subordinate or junior in right of payment to any other Indebtedness or other obligation of such Person or (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of this Indenture (other than, in the case of the Company or any Subsidiary Guarantor that Guarantees any Credit Facility, Indebtedness under any Credit Facility that is Incurred on the basis of a representation by the Company or the applicable Subsidiary Guarantor to the applicable lenders that such Person is permitted to Incur such Indebtedness under this Indenture).

"Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

"Stock Offering" means a primary offering, whether public or private, of shares of common stock of the Company.

"Subordinated Obligation" means any Indebtedness of the Company or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to, in the case of the Company, the Securities or, in the case of a Subsidiary Guarantor, its Subsidiary Guarantee pursuant to a written agreement to that effect.

"Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

"Subsidiary Guarantor" means each party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor, and any other Subsidiary that has issued a Subsidiary Guarantee.

"Subsidiary Guarantee" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Securities.

"Temporary Cash Investments" means any of the following: (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof, (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $200.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized credit rating organization (as defined in Section 3(a)(62) of the Exchange Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor whose assets consist of obligations of the types described in clauses (i), (ii), (iii), (iv) and (v) of this definition, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a Person (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P or "R-1" (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer), (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's and (vi) investments in asset-backed securities maturing within one year of the date of acquisition thereof with a long-term rating at the time as of which any investment therein is made of "A3" (or higher) by Dominion Bond Rating Service Limited or Canadian Bond Rating Service, Inc. (in the case of a Canadian issuer).

"Threshold Price" means, initially, with respect to the Securities, $2.65. The applicable Threshold Price is subject to adjustment inversely to and in the same proportion as the adjustments to the applicable Conversion Rate made pursuant to Section 10.06.

"TIA" means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

"Trading Day" means a day on which:

(a)   trading in the Common Stock (or other applicable security for which a Daily VWAP must be determined) generally occurs on The New York Stock Exchange or, if the Common Stock (or such other security) is not then listed on The New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which the Common Stock (or other such security) is then listed or, if the Common Stock (or such other security) is not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Stock (or such other security) is then traded; and

(b)   a Daily VWAP for the Common Stock (or other such security) is available on such securities exchange or market;

but if the Common Stock (or other such security) is not so listed or traded, "Trading Day" means a Business Day.

"Trustee" means the party named as such in the preamble to this Indenture until a successor replaces it and, thereafter, means the successor.

"Trust Officer" means:

(a)   any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter relating to this Indenture is referred because of such Person's knowledge of and familiarity with the particular subject; and

(b)   who shall have direct responsibility for the administration of this Indenture.

"Uniform Commercial Code" means the New York Uniform Commercial Code as in effect from time to time; provided, however, that if by reason of mandatory provisions of law, the perfection, the effect of perfection or non-perfection or priority of a security interest is governed by the personal property security laws of any jurisdiction other than New York, "Uniform Commercial Code" shall mean those personal property security laws as in effect in such other jurisdiction for the purposes of the provisions hereof relating to such perfection or priority and for the definitions related to such provisions.

"Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below, and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under Section 4.05. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under Section 4.03(a) and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

"Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

"Wholly-Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and shares held by other Persons to the extent such shares are required

by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly-Owned Subsidiaries.

Section 1.02   Other Definitions.

Term	Defined in Section
"Affiliate Transaction"	4.08(a)
"Applicable Premium"	Securities
"Bankruptcy Law"	6.01
"Cash Consideration"	4.07(a)
"Company Order"	2.02
"Covenant Suspension Event"	4.14(a)
"Custodian"	6.01
"Definitive Security"	Appendix A
"Equity Conditions"	10.01(b)
"Equity Conditions Measuring Period"	10.01(b)
"Event of Default"	6.01
"Global Security"	Appendix A
"Guaranteed Obligations"	11.01
"Mandatory Conversion"	10.01(b)
"Mandatory Conversion Date"	10.01(b)
"Mandatory Conversion Event"	10.01(b)
"Merger Event"	10.11(a)
"Optional Conversion"	10.01(a)
"Paying Agent"	2.03
"Registrar"	2.03
"Reference Property"	10.11(a)
"Registration Statement"	4.15(a)
"Reversion Date"	4.14(b)
"Successor Company"	5.01(i)
"Suspended Covenants"	4.14(a)
"Suspension Period"	4.14(b)
"Unrestricted Affiliate"	4.08(b)

Section 1.03   Trust Indenture Act.

This Indenture is not qualified under the TIA. Notwithstanding the foregoing, whenever this Indenture expressly provides that a provision of the TIA shall apply to this Indenture, such provision is incorporated by reference in and made a part of this Indenture. The following TIA terms have the following meanings:

"indenture securities" means the Securities.

"obligor" on the indenture securities means the Company and any other obligor on the indenture securities.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule and in each case not otherwise defined in this Indenture, have the meanings assigned to them by such definitions.

Section 1.04   Rules of Construction. Unless the context otherwise requires:

(1)   a term has the meaning assigned to it;

(2)   an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3)   "or" is not exclusive;

(4)   "including" means including without limitation;

(5)   words in the singular include the plural and words in the plural include the singular;

(6)   (i) unsecured Indebtedness shall not be deemed to be subordinate or junior to Secured Debt (or any other Indebtedness secured by Permitted Liens) merely by virtue of its nature as unsecured Indebtedness and (ii) Senior Indebtedness shall not be deemed to be subordinate or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral;

(7)   the principal amount of any noninterest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the Company dated such date prepared in accordance with GAAP;

(8)   the principal amount of any Preferred Stock shall be (i) the maximum liquidation value of such Preferred Stock or (ii) the maximum mandatory redemption or mandatory repurchase price with respect to such Preferred Stock, whichever is greater; and

(9)   with respect to any Global Securities, references to the mailing of notice to the Holders shall be deemed to include electronic delivery of such notice in accordance with the applicable procedures of the Depository.

ARTICLE 2

The Securities

Section 2.01   Form and Dating. The Securities and the Trustee's certificate of authentication shall be substantially in the form of Exhibit A, which is hereby incorporated in and expressly made a part of this Indenture. The Securities may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject, if any, or depository procedure or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company). Each Security shall be dated the date of its authentication. The Securities will be governed by this Indenture and by the provisions relating to the Securities set forth in Appendix A hereto, which is hereby incorporated into and expressly made a part of this Indenture. The terms of the Securities set forth in Exhibit A are part of the terms of this Indenture.

Section 2.02   Execution and Authentication. Two Officers shall sign the Securities for the Company by manual signature.

If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security. The manual signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

On the Issue Date, upon receipt of a written order of the Company signed by two Officers of the Company (a "Company Order"), the Trustee shall authenticate and deliver $84,650,000 of 3½% Convertible Senior Notes due 2024 and, at any time and from time to time thereafter, the Trustee shall, upon receipt of a Company Order, authenticate and deliver Securities for original issue in an aggregate principal amount specified in such Company Order; provided that, in each case, the Trustee shall be entitled to receive an Officers' Certificate and an Opinion of Counsel of the Company that it may reasonably request in connection with such authentication of Securities. Such Company Order shall specify the amount of Securities to be authenticated and the date on which the original issue of Securities is to be authenticated and, in the case of an issuance of Additional Securities pursuant to Section 2.13 after the Issue Date, shall certify that such issuance is in compliance with this Indenture, including Sections 4.03 and 4.10 hereof.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Securities. Unless limited by the terms of such appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

Section 2.03   Registrar and Paying Agent. The Company shall maintain an office or agency where Securities may be presented for registration or transfer or for exchange or conversion, which office shall maintain the names and addresses of Securityholders (the "Registrar"), and an office or agency where Securities may be presented for payment (the "Paying Agent"). The Registrar shall keep a register of the Securities and of their transfer and exchange and conversion. The Company may have one or more co-registrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent.

The Company shall enter into an appropriate agency agreement with any Registrar, Paying Agent or co-registrar not a party to this Indenture. The agreement shall implement the provisions of this Indenture that relate to such agent. The Company shall notify the Trustee of the name and address of any such agent. If the Company fails to maintain a Registrar or Paying Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.07. The Company or any Wholly-Owned Subsidiary incorporated or organized within the United States of America may act as Paying Agent, Registrar, co-registrar or transfer agent.

The Company initially appoints the Trustee as Registrar, Paying Agent and Conversion Agent in connection with the Securities.

Section 2.04   Paying Agent To Hold Money in Trust. Prior to 11:00 a.m., New York City time, on each due date of (i) the principal and interest on any Security, (ii) any accrued and unpaid interest due upon any conversion, if applicable, or (iii) cash in lieu of fractional shares in connection with any conversion, the Company shall deposit with the Paying Agent a sum sufficient to pay such amounts

when so becoming due. The Company shall require each Paying Agent (other than the Trustee) to agree in writing that the Paying Agent shall hold in trust for the benefit of Securityholders and the Trustee all money held by the Paying Agent for the payment of principal of or interest on the Securities and shall notify in writing the Trustee of any default by the Company in making any such payment. If the Company or a Wholly-Owned Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed by the Paying Agent. Upon complying with this Section, the Paying Agent shall have no further liability for the money delivered to the Trustee. Upon any Event of Default specified in Section 6.01 (7) or (8), the Trustee shall automatically serve as the Paying Agent for the Securities.

Section 2.05   Securityholder Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee, in writing at least five Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders.

Section 2.06   Transfer and Exchange. The Securities shall be issued in registered form and shall be transferable only upon the surrender of a Security for registration of transfer and in compliance with Appendix A. When a Security is presented to the Registrar or a co-registrar with a request to register a transfer, the Registrar shall register the transfer as requested if the requirements of this Indenture and Section 8-401(a) of the Uniform Commercial Code are met.

When Securities are presented to the Registrar or a co-registrar with a request to exchange them for an equal principal amount of Securities of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. To permit registration of transfers and exchanges, the Company shall execute and the Trustee shall authenticate Securities at the Company's request. The Company may require the Securityholders to make a payment of a sum sufficient to pay all taxes, assessments or other governmental charges in connection with any transfer or exchange pursuant to this Section. The Company shall not be required to make, and the Registrar need not register, transfers or exchanges of any Securities between a regular record date and the next succeeding interest payment date.

Prior to the due presentation for registration of transfer of any Security, the Company, the Subsidiary Guarantors, the Trustee, the Paying Agent and the Registrar may deem and treat the Person in whose name a Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, whether or not such Security is overdue, and none of the Company, any Subsidiary Guarantor, the Trustee, the Paying Agent or the Registrar shall be affected by notice to the contrary.

Any Holder of a beneficial interest in a Global Security shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Security may be effected only through a book-entry system maintained by (a) the Holder of such Global Security (or its agent) or (b) any Holder of a beneficial interest in such Global Security, and that ownership of a beneficial interest in such Global Security shall be required to be reflected in a book entry.

All Securities issued upon any transfer or exchange pursuant to the terms of this Indenture shall evidence the same debt and shall be entitled to the same benefits under this Indenture as the Securities surrendered upon such transfer or exchange.

Section 2.07   Replacement Securities. If a mutilated Security is surrendered to the Registrar or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee, upon the Company's written instruction, shall authenticate and deliver a replacement Security if the requirements of Section 8-405 of the Uniform Commercial Code are met and the Holder satisfies any other reasonable requirements of the Trustee. If required by the Trustee or the Company, such Holder shall furnish an indemnity bond sufficient in the judgment of the Company to protect the Company, the Trustee, the Paying Agent, the Registrar and any co-registrar and in the judgment of the Trustee to protect the Trustee, the Paying Agent, the Registrar and any of the Trustee's agents from any loss which any of them may suffer if a Security is replaced. The Company and the Trustee may charge the Holder for their expenses in replacing a Security.

Every replacement Security is an additional obligation of the Company.

Section 2.08   Outstanding Securities. Securities outstanding at any time are all Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation and those described in this Section as not outstanding. A Security does not cease to be outstanding because the Company or an Affiliate of the Company holds the Security.

If a Security is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee and the Company receive proof satisfactory to them that the replaced Security is held by a bona fide purchaser.

If the Paying Agent segregates and holds in trust, in accordance with this Indenture, on a maturity date money sufficient to pay all principal and interest payable on that date with respect to the Securities (or portions thereof) maturing, and the Paying Agent is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture, then on and after that date such Securities (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

Section 2.09   Temporary Securities. Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate and deliver temporary Securities. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate definitive Securities and deliver them in exchange for temporary Securities. Until such exchange, temporary Securities shall be entitled to the same rights, benefits and privileges as definitive Securities.

Section 2.10   Cancellation. The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange, payment or cancellation. The Trustee and no one else shall cancel and destroy (subject to the record retention requirements of the Exchange Act) all Securities surrendered for registration of transfer, exchange, payment or cancellation and, following the Company's written request, shall deliver a certificate of such destruction to the Company. The Company may not issue new Securities to replace Securities it has paid or delivered to the Trustee for cancellation.

Section 2.11   Defaulted Interest. If the Company defaults in a payment of interest on the Securities, the Company shall pay defaulted interest (plus interest on such defaulted interest to the extent lawful) in any lawful manner. The Company may pay the defaulted interest to the Persons who are Securityholders on a subsequent special record date as provided in the Securities and in Section 4.01 hereof. The Company shall fix or cause to be fixed any such special record date and payment date and shall promptly send to each Securityholder a notice that states the special record date, the payment date and the amount of defaulted interest to be paid.

Section 2.12   CUSIP Numbers and ISINs. The Company in issuing the Securities may use "CUSIP" numbers and/or "ISINs" (if then generally in use) and, if so, the Trustee shall use CUSIP numbers and/or ISINs in notices as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the CUSIP number or ISINs applicable to the Securities.

Section 2.13   Issuance of Additional Securities. The Company shall be entitled, subject to its compliance with Sections 4.03 and 4.10, to issue Additional Securities under this Indenture which shall have identical terms as the Securities issued on the Issue Date, other than with respect to the date of issuance and issue price; provided that such Additional Securities are fungible with the Securities for U.S. federal income tax purposes or are issued under a separate CUSIP number and ISIN. The Securities issued on the Issue Date and any Additional Securities shall be treated as a single class for all purposes under this Indenture.

With respect to any Additional Securities, the Company shall set forth in a resolution of the Board of Directors and an Officers' Certificate, a copy of each of which shall be delivered to the Trustee, the following information:

(1)   the aggregate principal amount of such Additional Securities to be authenticated and delivered pursuant to this Indenture; and

(2)   the issue price, the issue date and the CUSIP number and ISIN of such Additional Securities.

Section 2.14   Designation of Securities. The Securities and the Subsidiary Guarantees shall constitute "Senior Indebtedness," and the Company and the Subsidiary Guarantors hereby designate the Securities and the Subsidiary Guarantees as "Designated Senior Indebtedness" of the Company and the Subsidiary Guarantors, for purposes of the Existing Subordinated Notes Indentures. The Securities and the Subsidiary Guarantees shall be superior in right of payment to the Existing Subordinated Notes and the Guarantees thereof or any other Subordinated Obligations.

Section 2.15   Shares of Common Stock Issued upon Conversion. Prior to the Resale Restriction Termination Date, all shares of Common Stock issued upon conversion of any Security shall bear, upon issuance, if reasonably determined by the Company that such shares are subject to restriction on transfer under the Securities Act at their time of issuance, the Common Stock Restricted Legend and be subject to the restrictions on transfer specified therein. Any shares of Common Stock that bear the Restricted Stock Legend and are subject to the restrictions on transfer specified therein and that have been transferred, replaced or exchanged on or after the Resale Restriction Termination Date or that have been transferred pursuant to a registration statement that has been declared effective under the Securities Act may be exchanged for shares of Common Stock that do not bear the Restricted Stock Legend and are not subject to the restrictions on transfer specified therein in accordance with the procedures of the transfer agent for the Common Stock at such time, including delivery to such transfer agent of any additional documentation reasonably required by the Company or the transfer agent for Common Stock in connection with such exchange.

ARTICLE 3
[Reserved]

ARTICLE 4

Covenants

Section 4.01   Payment of Securities. The Company shall promptly pay the principal of and interest on the Securities and, if applicable, the accrued and unpaid interest due in connection with any conversion and, if applicable, the Company agrees to deliver the shares of Common Stock and any cash in lieu of fractional shares due in connection with an Optional Conversion or Mandatory Conversion, each on the dates and in the manner provided in the Securities and in this Indenture. Principal and interest shall be considered paid on the date due if on such date the Trustee or the Paying Agent holds in accordance with this Indenture money sufficient to pay all principal and interest then due and the Trustee or the Paying Agent, as the case may be, is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Indenture.

The Company shall pay interest on overdue principal at the rate specified therefor in the Securities, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02   Reports and Other Information.

(a)   Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to the rules and regulations promulgated by the SEC, so long as any Securities are outstanding, the Company shall have its annual consolidated financial statements audited by a nationally recognized firm of independent auditors and its interim consolidated financial statements reviewed by a national recognized firm of independent auditors in accordance with Statement on Auditing Standards No. 100 issued by the American Institute of Certified Public Accounts (or any similar replacement standard). In addition, so long as any Securities are outstanding, the Company shall furnish to the Holders and the Trustee the following reports:

(1)(x) all annual and quarterly financial statements that would be required to be contained in a filing with the SEC on Forms 10-K and 10-Q of the Company, if the Company were required to file such forms, plus a "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (y) with respect to the annual and quarterly information, a presentation of EBITDA of the Company derived from such financial information; and (z) with respect to the annual financial statements only, a report on the annual financial statements by the Company's independent registered public accounting firm; and

(2) all information that would be required to be contained in filings with the SEC on Form 8-K under Items 1.01, 1.02, 1.03, 2.01, 2.05, 2.06, 4.01, 4.02, 5.01 and 5.02(b) and (c) (other than with respect to information otherwise required or contemplated by Item 402 of Regulation S-K) as in effect on the Issue Date if the Company were required to file such reports; provided, however, that (A) no such current report will be required to include as an exhibit, or to include a summary of the terms of, any employment or compensatory arrangement agreement, plan or understanding between the Company (or any of its Subsidiaries) and any director, manager or executive officer, of the Company (or any of its Subsidiaries), and (B) the Company shall not be required to make available any information regarding the occurrence of any of the events set forth in this clause (2) if the Company determines in its good faith judgment that the event that would otherwise be required to be disclosed is not material to the Holders or the

business, assets, operations, financial positions or prospects of the Company and its Restricted Subsidiaries taken as a whole.

(b)   If and for so long as the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the information to be delivered pursuant to Section 4.02(a) shall not be required to (a) comply with (i) Section 302, 404 or 906 of the Sarbanes-Oxley Act of 2002 or related Items 307 and 308 of Regulation S-K promulgated by the SEC, (ii) Item 601 of Regulation S-K (with respect to exhibits) or (iii) Regulation G or Item 10(e) of Regulation S-K promulgated by the SEC with respect to any non-generally accepted accounting principles financial measures contained therein, (b) contain any separate financial statements, footnotes or other information contemplated by Rule 3-05, Rule 3-10 or Rule 3-16 or Article 11 of Regulation S-X promulgated by the SEC, (c) include financial statements in interactive data format using eXtensible Business Reporting Language or (d) present compensation or beneficial ownership information.

(c)   All annual reports required under Section 4.02(a) shall be furnished within 90 days after the end of the fiscal year to which they relate, and all such quarterly reports shall be furnished within 45 days after the end of the fiscal quarter to which they relate. All current reports required under Section 4.02(a) shall be furnished within the time periods specified in the SEC's rules and regulations for reporting companies under the Exchange Act. The Company shall make available such information and such reports to the Trustee under this Indenture, to any Holder and to any beneficial owner or potential purchaser of the Securities, in each case by posting such information on its website, Intralinks or any comparable freely accessible online data system, and shall make such information readily available to any prospective investor, any securities analyst or any Holder. For purposes of this Section 4.02(c), the Company shall be deemed to have furnished such reports and information to, or filed such reports and information with, the Trustee, the Holders of the Securities and to any beneficial owner or potential purchaser of the Securities as required by this Section 4.02(c) if it has filed such reports or information with the SEC via the EDGAR filing system.

(d)   The Company shall furnish to Holders of the Securities, beneficial owners and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, so long as the Securities are not freely transferable under the Securities Act. If the Company has designated any of its Subsidiaries as an Unrestricted Subsidiary and if any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries, if taken together as one Subsidiary, would constitute a Significant Subsidiary of the Company, then the annual and quarterly information required by Section 4.02(a)(1) shall include a presentation of selected financial metrics (in the Company's sole discretion) of such Unrestricted Subsidiaries as a group in the "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(e)   Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee's receipt of those materials will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants under this Indenture (as to which the Trustee is entitled to rely exclusively on Officers' Certificates). It is understood that the Trustee shall have no obligation whatsoever to monitor or confirm, on a continuing basis or otherwise, the Company's compliance with this Section 4.02, to determine whether or not such financial statements, information, documents or reports have been posted on any website or online data system or filed with the SEC or to participate in any conference calls.

(f)   The Company may satisfy its obligations under Section 4.02(a) with respect to financial information relating to the Company by furnishing financial information relating to any parent entity of

the Company; <u>provided</u> that the same is accompanied by selected financial metrics (in the Company's sole determination) that show the differences between the information relating to such parent, on the one hand, and the information relating to the Company and the Restricted Subsidiaries on a stand-alone basis, on the other hand.

Section 4.03   <u>Limitation on Indebtedness</u>.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; <u>provided</u>, <u>however</u>, that the Company or a Restricted Subsidiary may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.25 to 1.0.

(b)   Notwithstanding Section 4.03(a), the Company and any Restricted Subsidiary may Incur the following Indebtedness:

(1)   Indebtedness Incurred pursuant to any Credit Facility, so long as the aggregate amount of all such Indebtedness outstanding under all Credit Facilities Incurred under this clause (1) does not, immediately after giving effect thereto, exceed the greatest of (x) $1,050.0 million, less the aggregate amount of all Permanent Principal Repayments of Priority Lien Debt since the Issue Date that are made in satisfaction of the requirements of Section 4.07, (y) 35.0% of Modified ACNTA as of the date of such Incurrence and (z) the Borrowing Base as of the date of such Incurrence;

(2)   Indebtedness owed to and held by the Company or any Restricted Subsidiary; <u>provided</u>, <u>however</u>, that any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

(3)

(A) any Second Lien Debt, any Junior Lien Debt and any unsecured Indebtedness in an aggregate principal amount outstanding, together with all other Indebtedness outstanding under this clause (b)(3)(A), not to exceed the greater of (x) $1,000.0 million and (y) (I) 65.0% of Modified ACNTA determined as of the date of such Incurrence minus (II) the aggregate amount of all Indebtedness outstanding under Credit Facilities Incurred under Section 4.03(b)(1) as of the date of such Incurrence (assuming for such purposes that all available amounts under Section 4.03(b)(1) are fully drawn); <u>provided</u>, <u>however</u>, that unsecured Indebtedness Incurred under this Section 4.03(b)(3)(A) after the Issue Date shall not have a Stated Maturity any earlier than the Stated Maturity of the Securities, and

(B) Indebtedness of the Company represented by the Securities (other than any Additional Securities);

(4)   Indebtedness outstanding on the Issue Date (other than Indebtedness described in clauses (1), (2) or (3) of this Section 4.03(b));

(5)   Indebtedness of (A) a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which

such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and (B) the Company or a Restricted Subsidiary Incurred for the purpose of financing all or any part of the cost of acquiring Oil and Gas Properties or Carbon Dioxide Interests, another Person (other than a Person that was, immediately prior to such acquisition, a Subsidiary of the Company) engaged in the Oil and Gas Business or all or substantially all the assets of such a Person; provided, however, that in the case of each of clause (A) and clause (B) above, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio equals or exceeds 2.0 to 1.0;

(6)   Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to Section 4.03(a) or Section 4.03(b)(3)(B), (4) or (5), this clause (6) or clause (7) below; provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness or Preferred Stock of a Restricted Subsidiary described in Section 4.03(b)(5), such Refinancing Indebtedness shall be Incurred only by such Restricted Subsidiary or the Company;

(7)   Non-recourse Purchase Money Indebtedness;

(8)   Indebtedness consisting of the Subsidiary Guarantees and any Guarantee by a Subsidiary Guarantor of Indebtedness Incurred by the Company pursuant to clauses (1) and (3) of this Section 4.03(b);

(9)   Indebtedness consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Company and its Restricted Subsidiaries pursuant to this Indenture;

(10)   Indebtedness under Oil and Gas Hedging Contracts and Currency Agreements entered into in the ordinary course of business for the purpose of limiting risks that arise in the ordinary course of business of the Company and its Restricted Subsidiaries;

(11)   Indebtedness in respect of bid, performance or surety obligations issued by or for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including Guarantees and letters of credit functioning as or supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(12)   Indebtedness of the Company or a Restricted Subsidiary Incurred to finance capital expenditures and Refinancing Indebtedness Incurred in respect thereof in an aggregate amount which, when taken together with the amount of all other Indebtedness Incurred pursuant to this clause (12) since the Issue Date and then outstanding, does not exceed $20.0 million;

(13)   Permitted Marketing Obligations;

(14)   In-kind obligations relating to oil and gas balancing positions arising in the ordinary course of business; and

(15)   Indebtedness in an aggregate amount which, together with the amount of all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by Section 4.03(a) or clauses (1) through (14) of this Section 4.03(b)) does not exceed $100.0 million.

(c)   Notwithstanding the foregoing, the Company shall not, and shall not permit any Subsidiary Guarantor to, Incur any Indebtedness pursuant to Section 4.03(b) if the proceeds thereof are

used, directly or indirectly, to Refinance any Subordinated Obligations (other than the Existing Subordinated Notes if (x) such Refinancing of the applicable series of Existing Subordinated Notes occurs within one year of the final maturity of such notes, (y) such Refinancing Indebtedness constitutes Junior Lien Debt or is unsecured or (z) such Existing Subordinated Notes are purchased, repurchased, redeemed, defeased, acquired or retired for value as permitted pursuant to Section 4.05(b)(8) (provided, that such Refinancing Indebtedness constitutes Second Lien Debt, Junior Lien Debt or is unsecured)) unless such Indebtedness shall be subordinated to the Securities or the relevant Subsidiary Guarantee, as the case may be, to at least the same extent as such Subordinated Obligations.

(d)   For purposes of determining compliance with this Section 4.03, (1) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in this Section 4.03, the Company, in its sole discretion, shall classify such item of Indebtedness at the time of Incurrence and only be required to include the amount and type of such Indebtedness in one of the above clauses of this Section 4.03; provided that (x) any Indebtedness outstanding under the Priority Lien Credit Agreement on the Issue Date shall be treated as Incurred on the Issue Date under Section 4.03(b)(1) and may not be reclassified and (y) any Indebtedness outstanding under the Existing Second Lien Notes Indentures on the Issue Date shall be treated as Incurred on the Issue Date under Section 4.03(b)(3)(A) and may not be reclassified; and (2) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described in this Section 4.03, subject to the limitations described in clause (1) of this Section 4.03(d).

Section 4.04   Incurrence of Layered Indebtedness. The Company shall not, and the Company shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated in right of payment to any other Senior Indebtedness of the Company or of such Restricted Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinated in right of payment to the Securities or the Subsidiary Guarantee of such Restricted Subsidiary, to the same extent and in the same manner as such Indebtedness is subordinated in right of payment to such other Senior Indebtedness of the Company or such Restricted Subsidiary, as the case may be.

Section 4.05   Limitation on Restricted Payments.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Company is not able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.03(a); or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since October 1, 2017 would exceed the sum of (without duplication): (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis commencing on October 1, 2017, and ending on the last day of the fiscal quarter ending on or immediately preceding the date of such proposed Restricted Payment (or, if such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit); (B) the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to September 30, 2017 (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); (C) the aggregate Net Cash Proceeds received by the Company from the issue or sale subsequent to September 30, 2017 of its Capital Stock (other than Disqualified Stock) to an employee stock ownership plan; provided, however, that if such employee stock ownership plan incurs any Indebtedness with respect thereto, such aggregate amount shall be limited to an amount equal to any increase in the Consolidated

Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to such Indebtedness; (D) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to September 30, 2017, of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); and (E) an amount equal to the sum of (i) the net reduction in Investments made subsequent to September 30, 2017 by the Company or any Restricted Subsidiary in any Person resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to the Company or any Restricted Subsidiary from such Person, and (ii) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b)   The provisions of Section 4.05(a) shall not prohibit: (1) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this Section 4.05; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided, further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments; (2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); provided, however, that (A) such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under Section 4.05(a)(3)(B) (but only to the extent that such Net Cash Proceeds were used to purchase, repurchase, redeem, defease or otherwise acquire or retire such Capital Stock as provided in this clause (2)); (3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company that is permitted to be Incurred under Section 4.03 (subject to the limitations of Section 4.03(c)); provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments; (4) the purchase, repurchase or acquisition of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such purchases, repurchases or acquisitions shall not exceed $25.0 million in any calendar year (with any unused amounts in any calendar year being carried over to succeeding calendar years); provided, further, however, that such purchases, repurchases and acquisitions shall be excluded in the calculation of the amount of Restricted Payments; (5) loans made to officers, directors or employees of the Company or any Restricted Subsidiary approved by the Board of Directors (or a duly authorized officer), the net cash proceeds of which are used solely (A) to purchase common stock of the Company in connection with a restricted stock or employee stock purchase plan, or to exercise stock options received pursuant to an employee or

director stock option plan or other incentive plan, in a principal amount not to exceed the exercise price of such stock options or (B) to refinance loans, together with accrued interest thereon, made pursuant to item (A) of this clause (5); provided, however, that such loans shall be excluded in the calculation of the amount of Restricted Payments; (6) any Restricted Payment so long as on the date of such Restricted Payment, after giving pro forma effect thereto and to any related transactions as if the same had occurred at the beginning of the Company's most recently ended four full fiscal quarters for which internal financial statements are available, the Company's Leverage Ratio would not have exceeded 2.5 to 1.0; provided, however, that such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments; (7) other Restricted Payments in an aggregate amount not to exceed $100.0 million; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments; or (8) any Restricted Payments in the form of purchases, repurchases, redemptions, defeasances or other acquisitions or retirements for value of the Existing Subordinated Notes in an aggregate amount of Restricted Payments on or after the Issue Date not to exceed $564.0 million; provided that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Section 4.06   Limitation on Restrictions on Distributions from Restricted Subsidiaries. The Company shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (a) to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or a Restricted Subsidiary, (b) to make any loans or advances to the Company or a Restricted Subsidiary or (c) to transfer any of its property or assets to the Company or a Restricted Subsidiary, except: (i) any encumbrance or restriction in the Priority Lien Credit Agreement or Second Lien Documents on the Issue Date or pursuant to any other agreement in effect on the Issue Date; (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this Section 4.06 or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this Section 4.06 or this clause (iii); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Securityholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements; (iv) any such encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; (v) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary permitted to be Incurred pursuant to this Indenture to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and (vi) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary in compliance with the terms of this Indenture pending the closing of such sale or disposition.

Section 4.07   Limitation on Sales of Assets and Subsidiary Stock.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless (1) the Company or such Restricted Subsidiary

receives consideration at least equal to the fair market value (such fair market value to be determined in advance in good faith by an Officer or an officer of such Restricted Subsidiary with responsibility for such transaction, or if the Asset Disposition exceeds $50.0 million, by the Board of Directors, which determination shall be conclusive evidence of compliance with this provision), of the equity and assets subject to such Asset Disposition; (2) (A) at least 75% of the consideration received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents, Additional Assets or any combination thereof (collectively, the "Cash Consideration") or (B) the fair market value of all forms of consideration other than Cash Consideration received by the Company and its Restricted Subsidiaries since September 30, 2017 does not exceed in the aggregate 10% of ACNTA at the time of the applicable Asset Disposition (after giving effect to such Asset Disposition); and (3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) (A) *first*, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or any Subsidiary Guarantor or Indebtedness (other than Disqualified Stock) of a Wholly-Owned Subsidiary that is not a Subsidiary Guarantor (other than Indebtedness owed to the Company or an Affiliate of the Company) within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, provided such prepayment, repayment, redemption or purchase permanently retires, or reduces the related loan commitment (if any) for, such Indebtedness in an amount equal to the principal amount so prepaid, repaid, redeemed or purchased; (B) *second*, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets or to make capital expenditures in the Oil and Gas Business within 540 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and (C) *third*, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders (and to holders of other Senior Indebtedness of the Company designated by the Company) to purchase Securities (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in this Indenture, which purchase permanently reduces the outstanding amount of such Securities (and such other Senior Indebtedness) in an amount equal to (or greater than) the principal amount purchased.

Pending application of Net Available Cash pursuant to this Section 4.07(a), such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit Indebtedness (which may include Priority Lien Debt).

(b)   Notwithstanding Section 4.07(a), the Company and the Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance with Section 4.07(a) except to the extent that the aggregate Net Available Cash from all Asset Dispositions, which is not applied in accordance with Section 4.07(a), exceeds $40.0 million during any calendar year.

For the purposes of Section 4.07(a), the following are deemed to be cash or cash equivalents (i) any liabilities, as shown on the Company's or such Restricted Subsidiary's most recent balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Securities or any Subsidiary Guarantee) that are assumed by the transferee of any such Asset Disposition pursuant to (A) a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability or (B) an assignment agreement that includes, in lieu of such a release, the agreement of the transferee or its parent company to indemnify and hold harmless the Company or such Restricted Subsidiary from and against any loss, liability or cost in respect of such assumed liability and (ii) any non-Cash Consideration received by the Company or any Restricted Subsidiary from the transferee that is converted, monetized, sold or exchanged by the Company or such Restricted Subsidiary into cash or cash equivalents within 120 days of receipt. Notwithstanding the foregoing, the 75% limitation referred to in Section 4.07(a)(2) shall be deemed satisfied with respect to

any Asset Disposition in which the cash or cash equivalents portion of the consideration received therefrom, determined in accordance with the foregoing provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Disposition complied with the aforementioned 75% limitation. The requirement of Section 4.07(a)(3)(B) shall be deemed to be satisfied if an agreement (including a lease, whether a capital lease or an operating lease) committing to make the acquisitions or expenditures referred to therein is entered into by the Company or its Restricted Subsidiary within the time period specified in such clause and such Net Available Cash is subsequently applied in accordance with such agreement within six months following such agreement.

(c)   In the event of an Asset Disposition that requires the purchase of Securities (and other Senior Indebtedness of the Company) pursuant to Section 4.07(a)(3)(C), the Company shall make such offer to purchase Securities on or before the 541st day after the later of the date of such Asset Disposition or the receipt of such Net Available Cash, and shall purchase Securities tendered pursuant to an offer by the Company for the Securities (and if required or permitted by the terms of any other Senior Indebtedness, to the holders of such Indebtedness) at a purchase price of 100% of their principal amount (or, in the event (x) such other Senior Indebtedness (other than the Existing 2021 Second Lien Notes, the New 2022 Second Lien Notes or the other series of convertible notes) of the Company was issued with original issue discount greater than 2.5%, and (y) the Existing 2021 Second Lien Notes are outstanding, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness of the Company) in accordance with the procedures (including prorating in the event of oversubscription) set forth in Section 3.02; *provided*, *however*, that if the terms of an asset sale covenant relating to Secured Debt outstanding as of the Issue Date would require that such Secured Debt be included in an offer hereunder for the Securities, and the terms of such Secured Debt require that the price offered for the Securities in such offer be at a price not greater than 100% of accreted value, the Company may make the offer for the Securities hereunder at a price of 100% of accreted value so long as the Company has previously made an offer with the then remaining Net Available Cash from the applicable Asset Disposition for the Securities under Section 4.07(a)(3)(A) or otherwise at a price of 100% of principal amount.. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company shall select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the Securities shall be minimum denominations of $2,000 principal amount and whole multiples of $1,000 in excess thereof. The Company shall not be required to make such an offer to purchase Securities (and other Senior Indebtedness of the Company) pursuant to this Section 4.07 if the Net Available Cash not applied or invested as provided in Section 4.07(a)(3)(A) or (B) is less than $20.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash shall be deemed to be reduced by the aggregate amount of such offer.

(d)   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to Section 4.07(c). To the extent that the provisions of any securities laws or regulations conflict with provisions of Section 4.07(c), the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under Section 4.07(c) by virtue of its compliance with such securities laws or regulations.

Section 4.08   Limitation on Affiliate Transactions.

(a)   The Company shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless the terms thereof (1) are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $15.0 million, are set forth in writing and have been approved by the Board of Directors, including a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction, and (3) if such Affiliate Transaction involves an amount in excess of $25.0 million, have been determined by a nationally recognized investment banking or accounting firm or other qualified independent appraiser to be fair, from a financial standpoint, to the Company and its Restricted Subsidiaries.

(b)   The provisions of Section 4.08(a) shall not prohibit (i) any sale of hydrocarbons or other mineral products to an Affiliate of the Company or the entering into or performance of Oil and Gas Hedging Contracts, gas gathering, transportation or processing contracts or oil or natural gas marketing or exchange contracts with an Affiliate of the Company, in each case, in the ordinary course of business, so long as the terms of any such transaction are approved by a majority of the members of the Board of Directors who are disinterested with respect to such transaction, (ii) the sale to an Affiliate of the Company of Capital Stock of the Company that does not constitute Disqualified Stock, and the sale to an Affiliate of the Company of Indebtedness (including Disqualified Stock) of the Company in connection with an offering of such Indebtedness in a market transaction and on terms substantially identical to those of other purchasers in such market transaction, (iii) transactions contemplated by any employment agreement or other compensation plan or arrangement existing on the Issue Date or thereafter entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business, (iv) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or any Restricted Subsidiary, (v) transactions between or among the Company and its Restricted Subsidiaries, (vi) transactions between the Company or any of its Restricted Subsidiaries and Persons that are controlled (as defined in the definition of "Affiliate") by the Company (an "Unrestricted Affiliate"); provided that no other Person that controls (as so defined) or is under common control with the Company holds any Investments in such Unrestricted Affiliate; (vii) Restricted Payments that are permitted by the provisions of Section 4.05; and (viii) loans or advances to employees in the ordinary course of business and approved by the Company's Board of Directors in an aggregate principal amount not to exceed $2.5 million outstanding at any one time.

Section 4.09   Change of Control.

(a)   Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Company purchase such Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date occurring on or prior to the purchase date), in accordance with the terms contemplated in Section 4.09(b). In the event that at the time of such Change of Control the terms of the Indebtedness under the Priority Lien Credit Agreement restrict or prohibit the repurchase of Securities pursuant to this Section, then prior to the mailing or other delivery in accordance with the applicable procedures of DTC of the notice to Holders provided for in Section 4.09(b), but in any event within 30 days following any Change of Control, the Company shall (i) repay in full the Indebtedness under the Priority Lien Credit Agreement

or (ii) obtain the requisite consent under the agreements governing the Indebtedness under the Priority Lien Credit Agreement to permit the repurchase of the Securities as provided for in Section 4.09(b).

(b)   Within 30 days following a Change of Control, the Company shall mail, or otherwise deliver in accordance with the applicable procedures of DTC, a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder's Securities at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date occurring on or prior to the purchase date); (2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control); (3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed or otherwise delivered in accordance with the applicable procedures of DTC); and (4) the instructions determined by the Company, consistent with this Section 4.09, that a Holder must follow in order to have its Securities purchased.

(c)   Holders electing to have a Security purchased shall be required to surrender the Security, with an appropriate form duly completed, to the Company at the address specified in the notice at least three Business Days prior to the purchase date. Holders shall be entitled to withdraw their election if the Trustee or the Company receives not later than one Business Day prior to the purchase date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security which was delivered for purchase by the Holder and a statement that such Holder is withdrawing his election to have such Security purchased.

(d)   On the purchase date, all Securities purchased by the Company under this Section shall be delivered to the Trustee for cancellation, together with an Officers' Certificate to confirm the purchase and directing the Trustee to cancel such Securities, and the Company shall pay the purchase price plus accrued and unpaid interest, if any, to the Holders entitled thereto.

(e)   The Company shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Securities pursuant to this Section 4.09. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.09, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.09 by virtue thereof.

(f)   The Company shall not be required to make an offer to purchase Securities as a result of a Change of Control pursuant to this Section 4.09 if a third party (i) makes such offer in the manner, at the times and otherwise in compliance with the requirements set forth in Section 4.09(b) and (ii) purchases all Securities validly tendered and not withdrawn under such an offer.

Section 4.10   <u>Limitation on Liens</u>. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) on or with respect to any property of the Company or such Restricted Subsidiary, whether owned on the Issue Date or acquired after the Issue Date, or any interest therein or any income or profits therefrom, unless the Securities or any Subsidiary Guarantee of such Restricted Subsidiary, as applicable, are secured equally and ratably with (or prior to) any and all other Indebtedness secured by such Lien, except that if such Indebtedness is subordinated in right of payment, the Lien securing the Securities will be senior in priority to such Lien.

Section 4.11   _Compliance Certificate_. The Company shall deliver to the Trustee within 120 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2017) of the Company an Officers' Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such fiscal year. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also shall comply with Section 314(a)(4) of the TIA.

Section 4.12   _Further Instruments and Acts_. Upon request of the Trustee, the Company shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 4.13   _Future Subsidiary Guarantors_. The Company shall cause each "100% owned" (within the meaning of Rule 3-10(h)(1) of Regulation S-X) domestic Restricted Subsidiary that represents 10% or more of the book assets of, or 10% or more of the ACNTA of, the Company and its Restricted Subsidiaries, taken as a whole, or that Guarantees or otherwise has an aggregate of $15.0 million or more of Indebtedness or Preferred Stock outstanding at any time to promptly Guarantee the Securities pursuant to a Supplemental Indenture substantially in the form attached hereto as Exhibit 1.

Section 4.14   _Suspension of Certain Covenants_.

(a)   If at any time after the Issue Date: (i) the Securities have Investment Grade Ratings from both Rating Agencies and (ii) no Event of Default has occurred and is continuing under this Indenture at such time (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), then until the end of the Suspension Period (as defined in Section 4.14(b)) the Company and the Restricted Subsidiaries shall not be subject to the provisions under Sections 4.03, 4.04, 4.05 (provided that no Restricted Subsidiary may be designated as an Unrestricted Subsidiary during the Suspension Period), 4.06, 4.07, 4.08, and paragraph (iv) of Section 5.01 (collectively, the "Suspended Covenants").

(b)   In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the Securities below an Investment Grade Rating, then the Company and the Restricted Subsidiaries shall thereafter again be subject to the Suspended Covenants with respect to future events. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default shall be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the period of time between the Covenant Suspension Event and the Reversion Date (the "Suspension Period"), or upon termination of the Suspension Period or after that time based on any actions taken by the Company or its Restricted Subsidiaries during the Suspension Period. On the Reversion Date, all Indebtedness incurred during the Suspension Period shall be classified as having been incurred pursuant to Section 4.03(a) or Section 4.03(b) (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be incurred pursuant to Section 4.03(a) or Section 4.03(b), such Indebtedness shall be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under Section 4.03(b)(4). Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 4.05 shall be made as though Section 4.05 had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments

made during the Suspension Period shall reduce the amount available to be made as Restricted Payments under Section 4.05(a)(3) except to the extent that such Restricted Payments were permitted to have been made and are treated as having been made pursuant to Section 4.05(b).

(c)   The Company shall promptly notify the Trustee in an Officers' Certificate of the existence, and of the termination, of any Covenant Suspension Event or Reversion Date; provided, however, that the Trustee shall have no obligation to (i) monitor the ratings of the Securities, (ii) discover or verify the existence or termination of any Covenant Suspension Event or Reversion Date or (iii) notify holders of the Securities of any of the foregoing.

Section 4.15   Registration Rights; Additional Interest.

(a)   The Company shall: (i) file with the SEC a shelf registration statement (the "Registration Statement") (which shall be an automatic shelf registration statement if the Company is then a well-known seasoned issuer as defined in Rule 405 under the Securities Act) with the SEC and cause such shelf registration statement to become effective on or prior to the 30th day after the Issue Date covering resales of the shares of Common Stock issuable upon conversion of the Securities; and (ii) keep such shelf registration statement effective until the earliest of: (1) the 20th Trading Day immediately following the Stated Maturity of the Securities, (2) the date on which there are no longer any Securities or ''restricted'' (within the meaning of Rule 144) shares of Common Stock outstanding that have been issued upon conversion of the Securities and (3) the date on which all Common Stock issuable upon conversion of the Securities is eligible for sale and transfer without registration under the Securities Act pursuant to Rule 144 thereunder (without limitations on volume or manner of sale pursuant to Rule 144) by Holders other than the Company's affiliates (or Holders that were the Company's affiliates at any time during the three months immediately preceding).

If the Company is not in compliance with the foregoing sentence at any time, the Company shall pay additional interest on the Securities at a rate equal to 0.50% per annum of the aggregate principal amount of the Securities then outstanding for each day for which the Company's noncompliance occurred and is continuing.

The use and availability of the Registration Statement and related prospectus by any Holder or beneficial holder for resales of shares of Common Stock issuable upon conversion of the Securities is subject to the Company's receipt of a properly completed Selling Holder Notice and Questionnaire (or such disclosure as may be required to be included in the Registration Statement and related prospectus with respect to the beneficial holder being named as a selling stockholder, together with such information and acknowledgements related thereto as are reasonably satisfactory to the Company), the beneficial holder being named as a selling stockholder in the Registration Statement and related prospectus, whether by post-effective amendment, supplement, incorporation by reference or otherwise, to the extent required by and in accordance with applicable law, and the beneficial holder's compliance with the representations and warranties contained in Item (10) of the Selling Holder Notice and Questionnaire and the other terms and conditions thereof.

(b)   If, at any time during the six-month period beginning on, and including, the date that is six months after the Issue Date, the Company fails to timely file any document or report that it is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (after giving effect to all applicable grace periods thereunder and other than reports on Form 8-K), as applicable, or the Securities are not otherwise freely tradable by Holders other than the Company's affiliates (as a result of restrictions pursuant to U.S. securities law or the terms of the Indenture or the Securities), the Company shall pay additional interest on the Securities at a rate equal to 0.50% per annum of the aggregate principal amount

of the Securities then outstanding for each day during such six-month period for which the Company's failure to file has occurred and is continuing.

(c)   If, at any time on or after the 365th day after the Issue Date: (i) there is a restrictive legend on the Securities, (ii) the Securities are assigned a restricted CUSIP number, or (iii) the Securities are not otherwise freely tradable pursuant to Rule 144 without restrictions by Holders other than the Company's affiliates (as a result of restrictions pursuant to U.S. securities law or the terms of the Indenture or the Securities) (each a "restricted event"), the Company shall pay additional interest on the Securities at a rate equal to 0.50% per annum of the aggregate principal amount of the Securities then outstanding for each day on or after the 365th day after the Issue Date on which such restricted event is continuing.

(d)   Any additional interest rate on the Securities pursuant to this Section 4.15 shall not exceed 0.50% per annum in the aggregate and shall not be payable under more than one such clause above for any period of time. Additional interest payable as a result of this section shall be payable in arrears on each interest payment date following accrual in the same manner as regular interest on the Securities. The obligation to pay additional interest pursuant to this Section 4.15 shall be the sole remedy for non-compliance with Section 4.15(a) and (c).

ARTICLE 5

Successor Company

Section 5.01   When Company May Merge or Transfer Assets. The Company shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of related transactions, all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, to, any Person, unless:

(i)   (A) the resulting, surviving or transferee Person (the "Successor Company") shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and (B) the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in a form satisfactory to the Trustee, all the obligations of the Company under the Securities and this Indenture;

(ii)   if as a result of such transaction the Securities become convertible into Common Stock or other securities issued by a third party, such third party assumes or fully and unconditionally guarantees all obligations of the Company or any successor under this Indenture and the Securities;

(iii)   immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(iv)   immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.03(a);

(v)   immediately after giving effect to such transaction, the Successor Company shall have Adjusted Consolidated Net Tangible Assets that are not less than the Adjusted Consolidated Net Tangible Assets prior to such transaction;

(vi)   in the case of a conveyance, transfer or lease of all or substantially all the assets of the Company and its Restricted Subsidiaries, taken as a whole, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; and

(vii)   the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and such supplemental indenture (if any) comply with this Indenture;

provided, however, that clauses (iv) and (v) shall not be applicable to any such transaction solely between the Company and any Restricted Subsidiary.

The Successor Company shall be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligations hereunder.

Section 5.02   When Subsidiary Guarantors May Merge or Transfer Assets. The Company shall not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless: (i) the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and, if such Person is not the Company or a Subsidiary Guarantor, such Person shall expressly assume, by executing a Guarantee Agreement, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee; (ii) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; (iii) in the case of a conveyance, transfer or lease of all or substantially all the assets of a Subsidiary Guarantor, such assets shall have been so conveyed, transferred or leased as an entirety or virtually as an entirety to one Person; and (iv) the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and such Guarantee Agreement, if any, complies with this Indenture and such Guarantee Agreement, if any, is enforceable. The provisions of clauses (i) and (ii) above shall not apply to any one or more transactions which constitute an Asset Disposition if the Company has complied with Section 4.07. The resulting, surviving or transferee Person (if not such Subsidiary) shall be the successor to such Subsidiary Guarantor, and shall succeed to, be substituted for, and may exercise every right and power of, such Subsidiary Guarantor under this Indenture, and the predecessor Subsidiary Guarantor, except in the case of a lease, shall be released from the obligations hereunder.

ARTICLE 6

Defaults and Remedies

Section 6.01   Events of Default. An "Event of Default" occurs if:

(1)   the Company defaults in any payment of interest on any Security when the same becomes due and payable and such default continues for a period of 30 consecutive days;

(2)   the Company (i) defaults in the payment of the principal of any Security when the same becomes due and payable at its Stated Maturity, upon required purchase, upon

declaration of acceleration or otherwise or (ii) fails to redeem or purchase Securities when required pursuant to this Indenture or the Securities;

(3)   the Company fails to comply with Section 5.01;

(4)   the Company fails to comply with Section 4.02, 4.03, 4.04, 4.05, 4.06, 4.07 (other than a failure to purchase Securities when required under Section 4.07), 4.08, 4.09 (other than a failure to purchase Securities when required under Section 4.09), 4.10 or 4.11 and such failure continues for 30 consecutive days after the notice specified below;

(5)   the Company or any Restricted Subsidiary fails to comply with any of its agreements contained in the Securities (other than those referred to in (1), (2), (3) or (4) above) and such failure continues for 60 consecutive days after the notice specified below;

(6)   Indebtedness of the Company (other than Non-recourse Purchase Money Indebtedness) is not paid within any applicable grace period after final maturity or the maturity of such Indebtedness is accelerated by the holders thereof because of a default (and such acceleration is not rescinded or annulled) and the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million;

(7)   the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A)   commences a voluntary case;

(B)   consents to the entry of an order for relief against it in an involuntary case;

(C)   consents to the appointment of a Custodian of it or for any substantial part of its property; or

(D)   makes a general assignment for the benefit of its creditors;

or takes any comparable action under any foreign laws relating to insolvency;

(8)   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A)   is for relief against the Company or any Significant Subsidiary in an involuntary case;

(B)   appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

(C)   orders the winding up or liquidation of the Company or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(9)   any judgment or decree for the payment of money in an uninsured or unindemnified amount in excess of $75.0 million or its foreign currency equivalent at the time is rendered against the Company or a Significant Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following the entry of such judgment or decree during which such judgment or decree is not discharged, waived, bonded or the execution thereof stayed, in either case 10 days after the notice specified below;

(10)   any Subsidiary Guarantee ceases or otherwise fails to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee if such default continues for a period of 10 days after the notice specified below; or

(11)   the Company fails to satisfy its conversion or payment obligations in accordance with Article 10, which failure is not cured within five (5) Business Days.

The foregoing shall constitute "Events of Default" whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

The term "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

A Default under clause (4), (5), (9) or (10) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Securities notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice, in the form of an Officers' Certificate, of any Event of Default under clause (3) or (6) of this Section 6.01 and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (4), (5), (9) or (10) of this Section 6.01, describing its status and what action the Company is taking or proposes to take with respect thereto. The Trustee shall not be deemed to have knowledge of any Default or Event of Default unless one of its Trust Officers receives written notice thereof from the Company or any of the Holders and such notice shall specify the Default and refer to this Indenture or the Securities.

Section 6.02   Acceleration. If an Event of Default (other than an Event of Default specified in Section 6.01(7) or (8) with respect to the Company) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Securities by written notice to the Company and the Trustee, may declare the principal of and accrued but unpaid interest on all the Securities to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default specified in Section 6.01(7) or (8) with respect to the Company occurs and is continuing, the principal of and interest on all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Securityholders. Any such amount hereby constitutes liquidated damages reasonably agreed by the Company and the Holders in view of the impracticability of determining actual damages. The Holders of a majority in principal amount of the outstanding Securities by written notice to the Trustee and the Company may rescind any acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived

except nonpayment of principal or interest that has become due solely because of acceleration. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Section 6.03   Other Remedies. If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of or interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

Section 6.04   Waiver of Past Defaults. The Holders of a majority in principal amount of the Securities by written notice to the Trustee may waive an existing or past Default and its consequences except (i) a Default in the payment of the principal of or interest on a Security or settlement due upon the conversion of any Security or (ii) a Default in respect of a provision that under Section 9.02 cannot be amended without the consent of each Securityholder affected. When a Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

Section 6.05   Control by Majority. The Holders of a majority in principal amount of the outstanding Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law, this Indenture or, subject to Section 7.01, that the Trustee determines is unduly prejudicial to the rights of any other Securityholder or would involve the Trustee in personal liability; provided, however, that the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction. Prior to taking any action hereunder, the Trustee shall be entitled to be furnished with indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses caused by taking or not taking such action.

Section 6.06   Limitation on Suits. A Securityholder may not pursue any remedy with respect to this Indenture or the Securities unless:

(1)   the Holder gives to the Trustee written notice stating that an Event of Default is continuing;

(2)   the Holders of at least 25% in principal amount of the outstanding Securities make a written request to the Trustee to pursue the remedy;

(3)   such Holder or Holders furnish, if required by the Trustee, to the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)   the Trustee does not comply with the request within 60 days after receipt of the request and the furnishing of the required security or indemnity; and

(5)   the Holders of a majority in principal amount of the outstanding Securities do not give the Trustee a direction inconsistent with the request during such 60-day period.

A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over another Securityholder.

Section 6.07   Rights of Holders To Receive Payment. Notwithstanding any other provision of this Indenture, the contractual right of any Holder to receive payment of principal of, premium (if any) or interest on the Securities held by such Holder, or to receive payment of any consideration due upon conversion of the Securities held by such Holder, on or after the respective due dates expressed in the Securities, shall not be impaired or affected without the consent of such Holder, and the right of any Holder to bring suit for the enforcement of any such payment on or after such respective dates shall not be impaired or affected without the consent of such Holder.

Section 6.08   Collection Suit by Trustee. If an Event of Default specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company and the Subsidiary Guarantors for the whole amount then due and owing (together with interest on any unpaid interest to the extent lawful) and the amounts provided for in Section 7.07.

Section 6.09   Trustee May File Proofs of Claim. The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Securityholders allowed in any judicial proceedings relative to the Company or any Subsidiary Guarantor their respective creditors or their respective property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and its counsel, and any other amounts due the Trustee under Section 7.07.

Section 6.10   Priorities. If the Trustee collects any money or property pursuant to this Article 6, it shall pay out the money or property in the following order:

FIRST: to the Trustee for amounts due under Section 7.07;

SECOND: to Securityholders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

THIRD: to the Company or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Securityholders pursuant to this Section. At least 15 days before such record date, the Company shall mail to each Securityholder and the Trustee a notice that states the record date, the payment date and amount to be paid.

Section 6.11   Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.07 or a suit by Holders of more than an aggregate of 10% in principal amount of the outstanding Securities.

Section 6.12   <u>Waiver of Stay or Extension Laws</u>

. The Company (to the extent it may lawfully do so) shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 7

Trustee

Section 7.01   <u>Duties of Trustee</u>.

(a)   If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs.

(b)   Except during the continuance of an Event of Default:

(1)   the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2)   in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein).

(c)   The Trustee may not be relieved from liability for its own grossly negligent action, its own grossly negligent failure to act or its own willful misconduct, except that:

(1)   this paragraph does not limit the effect of Section 7.01(b);

(2)   the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3)   the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d)   [Reserved].

(e)   The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.

(f)   Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g)   No provision of this Indenture shall require the Trustee to advance, expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(h)   Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 7.01.

(i)   Notwithstanding anything to the contrary herein, the Trustee shall have no duty to review the reports and information documents required to be provided by Section 4.02 for the purposes of determining compliance with any provisions of this Indenture.

Section 7.02   Rights of Trustee.

(a)   The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.

(b)   Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on the Officers' Certificate or Opinion of Counsel.

(c)   The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)   The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e)   The Trustee may consult with counsel, and the advice or opinion of counsel with respect to legal matters relating to this Indenture and the Securities shall be full and complete authorization and protection from liability in respect to any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)   In no event shall the Trustee be liable to any Person for punitive damages.

(g)   The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder.

(h)   The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the losses, liabilities and expenses which may be incurred therein or thereby.

(i)   The Trustee may request that the Company delivers an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.

(j)   Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by one Officer of the Company.

(k)   The permissive rights of the Trustee enumerated hereunder shall not be construed as duties.

Section 7.03   Individual Rights of Trustee. The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee. Any Paying Agent, Registrar, Conversion Agent, co-registrar, co-paying agent or co-conversion agent may do the same with like rights. However, the Trustee must comply with Sections 7.10 and 7.11.

Section 7.04   Trustee's Disclaimer. The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the Securities, and it shall not be responsible for any statement of the Company in this Indenture or in any document issued in connection with the sale of the Securities or in the Securities other than the Trustee's certificate of authentication.

Section 7.05   Notice of Defaults. If a Default occurs and is continuing and (i) a Trust Officer has actual knowledge of such Default or (ii) written notice of such Default is given to the Trustee by the Company or Holders of at least 25% in aggregate principal amount of the Securities and such notice references the Securities and this Indenture, the Trustee shall mail or otherwise deliver in accordance with the applicable procedures of DTC to each Securityholder notice of the Default within the later of (i) 90 days after it occurs and (ii) 10 Business Days after such actual knowledge or written notice. Except in the case of a Default in payment of principal of or interest on any Security (including payments pursuant to the mandatory redemption provisions of such Security, if any), the Trustee may withhold the notice if and so long as the Trust Officer responsible for administering this Indenture and the Securities in good faith determines that withholding notice is not opposed to the interests of Securityholders.

Section 7.06   [Reserved].

Section 7.07   Compensation and Indemnity. The Company shall pay to the Trustee from time to time reasonable compensation for its services, including extraordinary services such as default administration. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the reasonable compensation and expenses, disbursements and advances of the Trustee's agents, counsel, accountants and experts. The Company shall indemnify the Trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including attorneys' fees) arising out of its acceptance of this trust or incurred by any of them in connection with the administration of this trust and the performance of its duties hereunder, including the costs and expenses of enforcing this Indenture against the Company (including under this Section 7.07). The Trustee shall notify the Company promptly of any claim (whether asserted by any Securityholder or the Company) for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder. The Company shall defend the claim and the Trustee may have separate counsel and the Company shall pay the fees and expenses of such counsel. The Company need not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee through the Trustee's own willful misconduct, gross negligence or bad faith as determined by a final, non-appealable judgment of a court of competent jurisdiction.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee other than money or property held in trust to pay principal of and interest on particular Securities.

The Company's obligations pursuant to this Section and immunities of the Trustee contained in this Section shall survive the resignation or removal of the Trustee and the discharge of this Indenture. When the Trustee incurs expenses after the occurrence of a Default specified in Section 6.01(7) or (8) with respect to the Company, the expenses are intended to constitute expenses of administration under the Bankruptcy Law.

Section 7.08   Replacement of Trustee. The Trustee may resign at any time by so notifying the Company. The Holders of a majority in principal amount outstanding of the Securities may remove the Trustee upon 30 days written notice to the Trustee and may appoint a successor Trustee. A Holder may petition a court of competent jurisdiction to remove the Trustee in the manner and under the circumstances contemplated by Section 310(b)(iii) of the TIA. The Company shall remove the Trustee if:

(1)   the Trustee fails to comply with Section 7.10;

(2)   the Trustee is adjudged bankrupt or insolvent;

(3)   a receiver or other public officer takes charge of the Trustee or its property; or

(4)   the Trustee otherwise becomes incapable of acting.

If the Trustee resigns, is removed by the Company or by the Holders of a majority in principal amount outstanding of the Securities and such Holders do not reasonably promptly appoint a successor Trustee, or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to Securityholders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 7.07.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee or the Holders of 10% in principal amount outstanding of the Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.10, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding the replacement of the Trustee pursuant to this Section, the Company's obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.

Section 7.09   Successor Trustee by Merger. If the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to, another corporation or banking association, the resulting, surviving or transferee corporation without any further act shall be the successor Trustee.

In case at the time such successor or successors by merger, conversion or consolidation to the Trustee shall succeed to the trusts created by this Indenture any of the Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor trustee, and deliver such Securities so authenticated; and in case at that

time any of the Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have.

Section 7.10   Eligibility; Disqualification. The Trustee shall at all times satisfy the requirements of Section 310(a) of the TIA. The Trustee shall have a combined capital and surplus of at least $50 million as set forth in its most recent published annual report of condition. The Trustee shall comply with Section 310(b) of the TIA, subject to its right to apply for a stay of its duty to resign under the penultimate paragraph of Section 310(b) of the TIA; provided, however, that there shall be excluded from the operation of Section 310(b)(1) of the TIA any series of securities issued under this Indenture and any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Company are outstanding if the requirements for such exclusion set forth in Section 310(b)(1) of the TIA are met.

This Indenture shall always have a Trustee who satisfies the requirements of Sections 310(a)(1), (2) and (5) of the TIA. The Trustee shall comply with Section 310(b) of the TIA.

Section 7.11   Preferential Collection of Claims Against Company. The Trustee shall comply with Section 311(a) of the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA. A Trustee who has resigned or been removed shall be subject to Section 311(a) of the TIA to the extent indicated therein.

ARTICLE 8

Discharge of Indenture

Section 8.01   Discharge of Liability on Securities.

(a)   When either (i) the Company delivers to the Trustee all outstanding Securities (other than Securities replaced pursuant to Section 2.07) for cancellation or (ii) all outstanding Securities not theretofore delivered to the Trustee for cancellation: (1) have become due and payable or (2) have been converted, and, in the case of (ii), the Company irrevocably deposits with the Trustee (x) money, (y) U.S. Government Obligations or (z) shares of Common Stock, solely to satisfy the Company's Optional Conversion or Mandatory Conversion obligations, as applicable, in each case sufficient (if payable other than solely in money, in the opinion of a nationally recognized bank, appraisal firm or independent accounting firm), without consideration of any reinvestment of interest, (A) to pay at maturity all outstanding Securities, including interest thereon to maturity (other than Securities replaced pursuant to Section 2.07) or (B) to satisfy all conversions, as the case may be, and if in the case of either clause (i) or (ii) the Company pays all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect, each Subsidiary Guarantor will be released from all its obligations with respect to its Subsidiary Guarantee and any security granted to secure the Securities and Subsidiary Guarantees will be released. Upon satisfaction of the conditions set forth in this Section 8.01, the Trustee shall acknowledge satisfaction and discharge of this Indenture on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Company.

(b)   Notwithstanding Section 8.01(a), the Company's obligations in Sections 2.03, 2.04, 2.05, 2.07, 7.07, 7.08 and this Article 8 shall survive until the Securities have been paid in full. Thereafter, the Company's obligations in Sections 7.07, 8.04 and 8.05 shall survive.

Section 8.02   Application of Trust Money. The Trustee shall hold in trust money, U.S. Government Obligations pursuant to this Article 8. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal of and interest on the Securities and to the conversion of the Securities as applicable.

Section 8.03   Repayment to Company. Subject to any applicable abandoned property law, the Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years, and, thereafter, Securityholders entitled to the money must look solely to the Company for payment as general creditors.

Section 8.04   Indemnity for Government Obligations. The Company shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal and interest received on such U.S. Government Obligations.

Section 8.05   Reinstatement. If the Trustee or Paying Agent is unable to apply any money, U.S. Government Obligations or shares of Common Stock in accordance with this Article 8 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to this Article 8 until such time as the Trustee, the Paying Agent or the Conversion Agent, as applicable, is permitted to apply all such money or U.S. Government Obligations in accordance with this Article 8; provided, however, that, if the Company has made any payment of interest on or principal of any Securities because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 9

Amendments

Section 9.01   Without Consent of Holders. The Company, the Subsidiary Guarantors and the Trustee may amend this Indenture or the Securities without notice to or consent of any Securityholder:

(1)   to cure any ambiguity, omission, defect or inconsistency;

(2)   to provide for the assumption by a successor corporation of the obligations of the Company or the Subsidiary Guarantors under this Indenture as provided in Article 5;

(3)   to provide for uncertificated Securities in addition to or in place of certificated Securities; provided, however, that the uncertificated Securities are issued in registered form for purposes of Section 163(f) of the Code;

(4)   to add guarantees with respect to the Securities (including any Subsidiary Guarantee), or to secure the Securities;

(5)   to provide for the issuance of Additional Securities (in accordance with the limitations set forth in this Indenture);

(6)   to add to the covenants of the Company for the benefit of the Holders or to surrender any right or power herein conferred upon the Company or any Subsidiary Guarantor;

(7) to make any change that does not adversely affect the rights of any Holder in any material respect, including any increase in the Conversion Rate or other consideration due upon conversion of the Securities (whether or not subject to time limitations or other conditions); provided, however, that any change to this Indenture to conform it to the Description of Convertible Notes shall not be deemed to adversely affect such rights;

(8) to conform the text of this Indenture or the Subsidiary Guarantees to any provision in the Description of Convertible Notes to the extent that such text constitutes an unintended conflict with, or is inconsistent with, the description of the corresponding provision in the Description of Convertible Notes, in each case as described in an Officers' Certificate;

(9) to make provision with respect to adjustments to the Conversion Rate (and corresponding adjustments to the Threshold Price) as required by this Indenture or to increase the Conversion Rate (and therefore decrease the Threshold Price) in accordance with this Indenture; or

(10) to change the right to convert the Securities into Reference Property in the case of a Merger Event and in accordance with Section 10.11.

After an amendment under this Section becomes effective, the Company shall mail or otherwise deliver in accordance with the applicable procedures of DTC to Securityholders a notice briefly describing such amendment. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

Section 9.02 <u>With Consent of Holders</u>. Subject to other exceptions set forth in this Indenture, the Company, the Subsidiary Guarantors and the Trustee may amend any of this Indenture or the Securities without prior notice to any Securityholder but with the consent of the Holders of at least a majority in principal amount of the Securities then outstanding (including consents obtained in connection with a tender offer or exchange for the Securities). Without the consent of each Securityholder affected thereby, however, an amendment may not:

(1) reduce the amount of Securities whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Security;

(3) reduce the principal of or extend the Stated Maturity of any Security;

(4) reduce the premium payable upon a required purchase (to the extent the Company has at the time become obligated by the terms of this Indenture to effect a required purchase);

(5) make any Security payable in money other than that stated in the Security;

(6) impair the contractual right of any Securityholder to receive payment of principal of and interest on such Securityholder's Security on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Securityholder's Security;

(7) make any change in Section 6.04 or 6.07 or the second sentence of this Section;

(8) make any change in any Subsidiary Guarantee that could adversely affect such Securityholder; or

(9) reduce the consideration due upon conversion or otherwise adversely affect the right of Holders to convert securities in accordance with Article 10, or impair the right of any Holder to institute suit for the enforcement of any payment of consideration due upon conversion of such Holder's Securities.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, but it shall be sufficient if such consent approves the substance thereof.

After an amendment under this Section becomes effective, the Company shall mail or otherwise deliver in accordance with the applicable procedures of DTC to Securityholders a notice briefly describing such amendment. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

Section 9.03   [Reserved].

Section 9.04   Revocation and Effect of Consents and Waivers. A consent to an amendment or a waiver by a Holder shall bind the Holder and every subsequent Holder or portion of the Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent or waiver is not made on the Security. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder's Security or portion of the Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. After an amendment or waiver becomes effective, it shall bind every Securityholder.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Securityholders entitled to give their consent or take any other action described above or required or permitted to be taken pursuant to this Indenture. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those Persons who were Securityholders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 120 days after such record date.

Section 9.05   Notation on or Exchange of Securities. If an amendment changes the terms of a Security, the Company may require the Holder to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security regarding the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

Section 9.06   Trustee To Sign Amendments. The Trustee shall sign any amendment authorized pursuant to this Article 9 if the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may but need not sign it. In signing such amendment the Trustee shall be entitled to receive indemnity reasonably satisfactory to it and to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel stating that such amendment is authorized or permitted by this Indenture and that such amendment is the legal, valid and binding obligation of the Company and any Subsidiary Guarantor, enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions hereof.

Section 9.07   Payment for Consent. Neither the Company nor any Affiliate of the Company shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Securities unless such consideration is offered to be paid or agreed to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

ARTICLE 10

Conversion

Section 10.01   Conversion.

(a)   Subject to compliance with Section 10.02, a Holder shall have the right to convert all or any portion (if such portion is $1,000 principal amount or an integral multiple of $1,000 principal amount) of its Securities ("Optional Conversion"), at any time from the date of issuance until the Close of Business on the Business Day immediately preceding the maturity date of the Securities, into a number of shares of Common Stock per $1,000 principal amount of Securities being converted equal to the Conversion Rate then in effect (plus cash in lieu of fractional shares of Common Stock in accordance with Section 10.03).

(b)   The Company shall convert the Securities ("Mandatory Conversion") into a number of shares of Common Stock per $1,000 principal amount of Securities equal to the Conversion Rate then in effect (plus cash in lieu of fractional shares of Common Stock in accordance with Section 10.03), if the Daily VWAP of the Common Stock (or other security into which the Securities are convertible pursuant to Section 10.11) exceeds the Threshold Price in effect for at least 10 Trading Days (whether or not consecutive) during any period of 15 consecutive Trading Days (the "Mandatory Conversion Event"). Upon the occurrence of the Mandatory Conversion Event, the Company shall deliver notice to the Holders of the Securities, the Trustee and the Conversion Agent (if other than the Trustee) (such notice, a "Mandatory Conversion Notice") not later than the Open of Business on the second Business Day following the Mandatory Conversion Event, which notice shall specify the date on which the Mandatory Conversion shall occur, which shall not be later than the fifth Business Day following the notice of the Mandatory Conversion Event (the "Mandatory Conversion Date").

Notwithstanding the foregoing, a Mandatory Conversion shall not occur unless, as evidenced by an Officers' Certificate delivered to the Trustee and the Conversion Agent (if other than the Trustee) on the Mandatory Conversion Date, all of the conditions listed below (the "Equity Conditions") are satisfied on each day during the period (x) commencing on, and including, the date of the Mandatory Conversion Notice and (y) ending on, and including, the Mandatory Conversion Date (the "Equity Conditions Measuring Period"):

(i)   either (1) all shares of Common Stock issuable upon conversion of the Securities and held by a non-Affiliate of the Company shall be eligible for sale without the need for registration under any applicable federal or state securities laws or (2) a shelf registration statement registering the resale of the shares of Common Stock issuable upon conversion of the Securities shall have been filed by the Company and been declared effective by the SEC or is automatically effective and is available for use, and the Company expects such shelf registration statement to remain effective and available for use from the Mandatory Conversion Date until a date that is at least thirty days following the Mandatory Conversion Date;

(ii)   the Common Stock deliverable upon conversion is listed or traded on The New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market, or any of their respective successors (each, an "Eligible Market") and shall not then be suspended from trading on such Eligible Market;

(iii)   at or prior to the Mandatory Conversion Date, for any Securities validly surrendered for Optional Conversion on or prior to the date of the Mandatory Conversion Notice in accordance with the terms of this Indenture, the Company shall have delivered and paid the number of shares of Common Stock and the amount of cash due upon conversion of those Securities to the applicable Holders in accordance with Section 10.01(a);

(iv)   any shares of Common Stock to be issued upon conversion may be issued without violating the rules or regulations of The New York Stock Exchange or any other applicable Eligible Market on which the Common Stock delivered upon conversion is or are then listed or trading; and

(v)   no Event of Default shall have occurred and be continuing.

The Company shall use its reasonable best efforts to keep the registration statement described under Section 10.01(b)(i) above effective and available for use for at least 30 days following the Mandatory Conversion Date.

(c)   Interest shall cease to accrue on any Securities on the applicable Conversion Date.

(d)   If a Holder exercises its right to require the Company to repurchase its Securities in connection with the occurrence of a Change of Control in accordance with Section 4.09, such Holder may convert its Securities into Common Stock only if it withdraws its election to have its Securities repurchased in connection with such Change of Control and converts its Securities prior to the Close of Business on the Business Day immediately preceding the applicable repurchase date.

Section 10.02   Conversion Procedure and Payment Upon Conversion.

(a)   To convert its Security pursuant to an Optional Conversion, a Securityholder must:

(i)   complete and manually sign the Conversion Notice, with appropriate signature guarantee, or a facsimile of the Conversion Notice, and deliver the completed Conversion Notice (which shall be irrevocable) to the Conversion Agent;

(ii)   surrender the Security to the Conversion Agent;

(iii)   furnish appropriate endorsements and transfer documents if required by the Registrar, Conversion Agent or the Company's transfer agent; and

(iv)   pay all transfer or similar taxes if required pursuant to Section 10.04.

If a Holder holds a beneficial interest in a Global Security, to convert such Security, the Holder must comply with clause (iv) above and DTC's applicable procedures for converting a beneficial interest in a Global Security.

(b)   In connection with an Optional Conversion or a Mandatory Conversion, the Company shall deliver to each converting Holder, through the Company's transfer agent, a number of shares of Common Stock per $1,000 principal amount of Securities being converted equal to the Conversion Rate in effect on the applicable Conversion Date (plus cash in lieu of fractional shares, if applicable, in accordance with Section 10.03). In addition, the Company shall deliver, through the Conversion Agent, with respect to the Securities being converted, cash in an amount per $1,000 principal amount of Securities equal to accrued and unpaid interest to, but not including, the Conversion Date; provided, that if the Conversion Date occurs during the period after the Close of Business on any regular record date and before the opening of business on the corresponding interest payment date, notwithstanding such conversion, the full amount of interest payable with respect to the Securities will be payable on such interest payment date to the Holders in whose names the Securities are registered at the Close of Business on such regular record date and accrued interest will not be paid to the converting Holder. The shares of Common Stock issuable upon conversion of a Global Security shall be delivered by the Company in accordance with DTC's applicable procedures; provided, that, prior to the Resale Restriction Termination Date, if the Company reasonably determines that the shares of Common Stock are subject to restriction on transfer under the Securities Act at their time of issuance, they shall be issued in a form bearing the Common Stock Restricted Legend and subject to the restrictions on transfer specified therein.

(c)   Securities surrendered for conversion will be deemed converted at the Close of Business on the applicable Conversion Date, and the Person in whose name the shares of Common Stock shall be issued upon such conversion shall become the holder of record of such shares as of the Close of Business on such Conversion Date. Prior to the Close of Business on such Conversion Date, a Holder receiving shares of Common Stock upon conversion shall not be entitled to any rights relating to such shares of Common Stock, including, among other things, the right to vote, tender in a tender offer and receive dividends and notices of shareholder meetings. On and after the Close of Business on the applicable Conversion Date with respect to a conversion of a Security pursuant hereto, all rights of the Holder of such Security shall terminate, other than the right to receive the consideration deliverable or payable upon conversion of such Security as provided in Section 10.02(b). Settlement of any conversion provided for in this Article 10 shall occur (i) on the second Business Day immediately following the Optional Conversion Date, in the case of an Optional Conversion and (ii) on the Mandatory Conversion Date, in the case of a Mandatory Conversion.

(d)   Upon surrender of a Security that is converted in part, the Trustee shall authenticate for the Holder a new Security equal in principal amount to the unconverted portion of the Security surrendered.

Section 10.03   Cash in Lieu of Fractional Shares. The Company will not issue a fractional share of Common Stock upon conversion of a Security. Instead, the Company shall pay cash in lieu of fractional shares based on the Daily VWAP of the Common Stock on the applicable Conversion Date (or, if such Conversion Date is not a Trading Day, the Daily VWAP of the Common Stock on the Trading Day immediately preceding such Conversion Date).

Section 10.04   Taxes on Conversion. The Company shall pay any documentary, stamp or similar issue or transfer tax or duty due on the issue, if any, of Common Stock upon the conversion of a Security. However, the converting Holder shall pay any such tax or duty that becomes due because such shares are issued in a name other than such Holder's name. The Company's transfer agent may refuse to deliver a certificate representing the Common Stock to be issued in a name other than such Holder's name until the Company's transfer agent receives a sum sufficient to pay any tax or duty which will become due because such shares are to be issued in a name other than such Holder's name.

Section 10.05   Company to Reserve, Provide and List Common Stock.

(a)   The Company shall at all times reserve out of its authorized but unissued Common Stock or Common Stock held in its treasury a sufficient number of shares of Common Stock to permit the conversion, in accordance herewith, of all of the Securities outstanding.

(b)   All shares of Common Stock issued upon conversion of the Securities shall be validly issued, fully paid and non-assessable and shall be free of preemptive or similar rights and free of any lien or adverse claim that arises from the action or inaction of the Company.

(c)   The Company shall comply with all securities laws regulating the offer and delivery of shares of Common Stock upon conversion of Securities and shall list such shares on each national securities exchange or automated quotation system on which the shares of Common Stock are listed on the applicable Conversion Date.

Section 10.06   Adjustment of Conversion Rate. The Conversion Rate shall be subject to adjustment from time to time, without duplication, upon the occurrence of any of the following events:

(a)   If the Company issues solely shares of Common Stock as a dividend or distribution on all or substantially all of the shares of its Common Stock, or if the Company subdivides or combines the Common Stock, the Conversion Rate will be adjusted based on the following formula:

$$CR = CR_0 \times \frac{OS}{OS_0}$$

where,

CR_0 = the Conversion Rate in effect immediately prior to the Close of Business on the record date for such dividend or distribution, or immediately prior to the Open of Business on the effective date of such subdivision or combination of Common Stock, as the case may be;

CR = the Conversion Rate in effect immediately after the Close of Business on the record date for such dividend or distribution, or immediately after the Open of Business on the effective date of such subdivision or combination of Common Stock, as the case may be;

OS_0 = the number of shares of the Company's Common Stock outstanding immediately prior to the Close of Business on the record date for such dividend or distribution, or immediately prior to the Open of Business on the effective date of such subdivision or combination of Common Stock, as the case may be; and

OS = the number of shares of the Company's Common Stock that would be outstanding immediately after giving effect to such dividend or distribution, or immediately after the effective date of such subdivision or combination of Common Stock, as the case may be.

Any adjustment made under this Section 10.06(a) shall become effective immediately after the Close of Business on the record date for such dividend or distribution, or immediately after the Open of Business on the effective date of such subdivision or combination of Common Stock, as the case may be. If such dividend, distribution, subdivision or combination described in this Section 10.06(a) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Company's board of directors or a duly authorized committee thereof determines not to pay such dividend

or distribution or to effect such subdivision or combination, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared or subdivision or combination had not been announced.

(b)   If an ex-dividend date occurs for a distribution to all or substantially all holders of the Company's Common Stock of any rights, options or warrants entitling them for a period of not more than 60 calendar days from the announcement date for such distribution to subscribe for or purchase shares of the Company's Common Stock, at a price per share less than the average of the Closing Sale Prices of the Company's Common Stock for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the announcement date for such distribution, the Conversion Rate will be increased based on the following formula:

$$CR = CR_0 \times \frac{OS_0 + X}{OS_0 + Y}$$

where,

CR_0 = the Conversion Rate in effect immediately prior to the Close of Business on the record date for such distribution;

CR = the Conversion Rate in effect immediately after the Close of Business on the record date for such distribution;

OS_0 = the number of shares of Common Stock outstanding immediately prior to Close of Business on the record date for such distribution;

X = the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y = the number of shares of Common Stock equal to the aggregate price payable to exercise such rights, options or warrants *divided by* the average of the Closing Sale Prices of the Common Stock over the 10 consecutive Trading-Day period ending on, and including, the Trading Day immediately preceding the announcement date for such distribution.

Any increase made under this Section 10.06(b) will be made successively whenever any such rights, options or warrants are issued and will become effective immediately after the Close of Business on the record date for such distribution. To the extent that shares of Common Stock are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If such rights, options or warrants are not so distributed, the Conversion Rate shall be decreased to the Conversion Rate that would then be in effect if the record date for such distribution had not occurred.

For purposes of this Section 10.06(b), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of Common Stock at a price that is less than the average of the Closing Sale Prices of the Company's Common Stock for each Trading Day in the applicable 10 consecutive Trading Day period, there shall be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value

of such consideration if other than cash to be determined in good faith by the Company's board of directors or a duly authorized committee thereof.

(c)   If an ex-dividend date occurs for a distribution of shares of the Company's capital stock, evidences of the Company's indebtedness or other assets or property of the Company or rights, options or warrants to acquire the Company's capital stock or other securities, to all or substantially all holders of the Company's Common Stock (excluding (i) dividends or distributions and rights, options or warrants as to which an adjustment was effected under Section 10.06(a) or Section 10.06(b) above; (ii) dividends or distributions paid exclusively in cash; and (iii) spin-offs as defined below in this Section 10.06(c)), then the Conversion Rate will be increased based on the following formula:

$$CR = CR_0 \times \frac{SP_0}{SP_0 - FMV}$$

where,

CR_0 = the Conversion Rate in effect immediately prior to the Close of Business on the record date for such distribution;

CR = the Conversion Rate in effect immediately after the Close of Business on the record date for such distribution;

SP_0 = the average of the Closing Sale Prices of the Common Stock over the 10 consecutive trading-day period ending on, and including, the Trading Day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined in good faith by the Company's board of directors or a duly authorized committee thereof) of the shares of capital stock, evidences of indebtedness, assets or property or rights, options or warrants distributed with respect to each outstanding share of the Common Stock as of the Open of Business on the ex-dividend date for such distribution.

Any increase made under the above portion of this Section 10.06(c) will become effective immediately after the Close of Business on the record date for such distribution. No adjustment pursuant to the above formula will result in a decrease of the Conversion Rate. However, if such distribution is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if "FMV" (as defined above) is equal to or greater than "SP_0" (as defined above), in lieu of the foregoing increase, each Holder of Securities shall receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of the Company's Common Stock, without having to convert its Securities, the amount and kind of such distribution that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Conversion Rate in effect on the record date for the distribution.

With respect to an adjustment pursuant to this Section 10.06(c) where there has been an ex-dividend date for a dividend or other distribution on the Company's Common Stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a "spin-off"), the Conversion Rate will be increased based on the following formula:

$$CR = CR_0 \times \frac{FMV + MP_0}{MP_0}$$

where,

CR$_0$ = the Conversion Rate in effect immediately prior to the end of the valuation period (as defined below);

CR = the Conversion Rate in effect immediately after the end of the valuation period;

FMV = the average of the Closing Sale Prices of the capital stock or similar equity interest distributed to holders of the Company's Common Stock applicable to one share of the Company's Common Stock (determined by reference to the definition of "Closing Sale Price" as if references therein to our Common Stock were to such capital stock or similar equity interest) over the first 10 consecutive Trading Day period commencing on, and including, the ex-dividend date for the spin-off (such period, the "valuation period"); and

MP$_0$ = the average of the Closing Sale Prices of the Company's Common Stock over the valuation period.

The adjustment to the Conversion Rate under the immediately preceding paragraph of this Section 10.06(c) will be determined on the last day of the valuation period but will be given effect immediately after the Open of Business on the ex-dividend date for the spin-off. In respect of any conversion during the valuation period for any spin-off, references within this Section 10.06(c) related to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the ex-dividend date for such spin-off to, but excluding, the relevant Conversion Date.

(d)   If an ex-dividend date occurs for a cash dividend or distribution to all, or substantially all, holders of the outstanding Common Stock (other than any dividend or distribution in connection with the Company's liquidation, dissolution or winding up), the Conversion Rate will be increased based on the following formula:

$$CR = CR_0 \times \frac{SP_0}{SP_0 - C}$$

where,

CR$_0$ = the Conversion Rate in effect immediately prior to the Close of Business on the record date for such distribution;

CR = the Conversion Rate in effect immediately after the Close of Business on the record date for such distribution;

SP$_0$ = the average of the Closing Sale Prices of the Company's Common Stock over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the ex-dividend date for such distribution; and

C = the amount in cash per share the Company pays or distributes to all or substantially all holders of the Company's Common Stock.

Any increase made under this Section 10.06(d) shall become effective immediately after the Close of Business on the record date for such dividend or distribution. No adjustment pursuant to the above formula will result in a decrease of the Conversion Rate. However, if any dividend or distribution described in this Section 10.06(d) is declared but not so paid or made, the new Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

Notwithstanding the foregoing, if "C" (as defined above) is equal to or greater than "SP_0" (as defined above), in lieu of the foregoing increase, each Holder of Securities shall receive, for each $1,000 principal amount of Securities, at the same time and upon the same terms as holders of shares of the Company's Common Stock, without having to convert its Securities, the amount of cash that such Holder would have received if such Holder owned a number of shares of Common Stock equal to the Conversion Rate on the record date for such cash dividend or distribution.

(e) If the Company or any of its subsidiaries makes a payment in respect of a tender or exchange offer for the Company's Common Stock and, if the cash and value of any other consideration included in the payment per share of Common Stock exceeds the average of the Closing Sale Prices of the Common Stock over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the "expiration date"), the Conversion Rate will be increased based on the following formula:

$$CR = CR_0 \times \frac{AC + (OS \times SP)}{OS_0 \times SP}$$

where,

CR_0 = the Conversion Rate in effect immediately prior to the Open of Business on the Trading Day next succeeding the expiration date;

CR = the Conversion Rate in effect immediately after the Open of Business on the Trading Day next succeeding the expiration date;

AC = the aggregate value of all cash and any other consideration (as determined in good faith by the Company's board of directors or a duly authorized committee thereof) paid or payable for shares purchased in such tender or exchange offer;

OS_0 = the number of shares of Common Stock outstanding immediately prior to the time (the "expiration time") such tender or exchange offer expires (prior to giving effect to such tender or exchange offer);

OS = the number of shares of Common Stock outstanding immediately after the expiration time (after giving effect to such tender or exchange offer); and

SP = the average of the Closing Sale Prices of the Common Stock over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the expiration date.

The adjustment to the Conversion Rate under the preceding paragraph of this Section 10.06(e) will be determined at the Close of Business on the tenth Trading Day immediately following, but excluding, the expiration date but will be given effect at the Open of Business on the Trading Day next succeeding the expiration date. In respect of any conversion during the 10 Trading Days commencing on the Trading Day next succeeding the expiration date, references in this Section 10.06(e) to 10 Trading Days shall be deemed to be replaced with such lesser number of Trading Days as have elapsed from, and including, the Trading Day next succeeding the expiration date to, but excluding, the relevant Conversion Date. No adjustment pursuant to the above formula will result in a decrease of the Conversion Rate.

(f) Notwithstanding any of the foregoing, the Conversion Rate will not be adjusted: (i) upon the issuance of Common Stock at a price below the conversion price or otherwise, unless otherwise described in the Conversion Rate adjustment provisions above; (ii) on account of share repurchases that are not tender offers referred to in Section 10.06(e) above, including structured or derivative transactions, or pursuant to a share repurchase program approved by the Company's board of directors or otherwise; (iii) upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company's securities and the investment of additional optional amounts in shares of Common Stock under any plan; (iv) upon the issuance of any shares of Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its subsidiaries; (v) upon the issuance of any shares of Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the immediately preceding clause (iv) and outstanding as of the Issue Date; (vi) solely for a change in the par value of the Common Stock; or (vii) for accrued and unpaid interest, if any. If an adjustment to the Conversion Rate otherwise required by the Section 10.06(a)-(e) above would result in a change of less than 1.0% to the Conversion Rate, then, notwithstanding the foregoing, the Company may, at its election, defer and carry forward such adjustment, except that all such deferred adjustments must be given effect immediately upon the earliest to occur of the following: (x) when all such deferred adjustments would result in an aggregate change of at least 1.0% to the Conversion Rate; or (y) the Conversion Date of any Security.

(g) In addition to the foregoing adjustments in Section 10.06(a)-(e) above, the Company may, from time to time and to the extent permitted by law and the applicable rules of the New York Stock Exchange (or other applicable Eligible Market), increase the Conversion Rate by any amount for a period of at least 20 Business Days or any longer period as may be permitted or required by law, as specified by the Board of Directors if the Board of Directors has made a determination, which determination shall be conclusive, that such increase would be in the best interests of the Company; *provided*, *however*, that, during the 12-month period immediately following the Issue Date (or in the case of Additional Securities, during the 12-month period immediately following the date of issuance of such Additional Securities), the Company is prohibited from increasing the Conversion Rate to an amount that is equal to or greater than 507.6142 shares of Common Stock per $1,000 principal amount of the Securities. Such Conversion Rate increase shall be irrevocable during such period. The Company shall give written notice to the Trustee specifying the increase in Conversion Rate and cause notice of such increase to be mailed to each Holder of Securities at such Holder's address as the same appears on the registry books of the Registrar, at least 15 days prior to the date on which such increase commences.

(h)   As used in this Section 10.06, "ex-dividend date" means the first date on which the shares of the Company's Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the applicable issuance, dividend or distribution, from the Company or, if applicable, from the seller of the Company's Common Stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

(i)   To the extent that the Company has a rights plan in effect at the time of any conversion of Securities (*i.e.*, a poison pill), Holders will receive, in addition to the Common Stock received in connection with such conversion, the rights under the rights plan, unless prior to that conversion, the rights have separated from the Common Stock, in which case the Conversion Rate will be adjusted at the time of separation as if the Company had distributed to all holders of its Common Stock, shares of the Company's capital stock, evidences of indebtedness or other assets or property as described in Section 10.06(c) above, subject to readjustment on any expiration, termination or redemption of such rights.

(j)   Adjustments to the Conversion Rate will be calculated to the nearest 1/10,000th of a share. Whenever any provision of this Indenture requires the Company to calculate Closing Sale Prices or Daily VWAPs over a span of multiple days, the Company's board of directors or a duly authorized committee thereof will make appropriate adjustments to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate when the record date of the event occurs at any time during the period during which such Closing Sale Prices or Daily VWAPs are to be calculated.

(k)   No adjustment to the Conversion Rate is required for a transaction if Holders will be entitled to participate in that transaction, without conversion of the Securities, on the same terms and at the same time as a holder of a number of shares of Common Stock equal to the principal amount of a Holder's Securities divided by $1,000 and multiplied by the Conversion Rate would be entitled to participate.

Section 10.07   No Adjustment. The Conversion Rate shall not be adjusted for any transaction or event other than as specified in this Article 10.

Section 10.08   Adjustments for Tax Purposes. Except as prohibited by law, the Company may (but is not obligated to) increase the Conversion Rate, in addition to those adjustments required by or allowed under Section 10.06 hereof, as it determines to be advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company or to its shareholders will not be taxable to the recipients thereof or in order to avoid or diminish any such taxation.

Section 10.09   Notice of Adjustment. Whenever the Conversion Rate is adjusted, the Company shall promptly mail to Holders at the addresses appearing on the Registrar's books a notice of the adjustment and file with the Trustee and the Conversion Agent an Officers' Certificate briefly stating the facts requiring the adjustment and the manner of computing it. The certificate shall be conclusive evidence of the correctness of such adjustment. In addition, the Company will issue a press release containing the relevant information relating to such Conversion Rate adjustment (and make the press release available on its website).

Section 10.10   Notice of Certain Transactions. If:

(a)   the Company or any of its subsidiaries takes any action that would require or effects an adjustment in the Conversion Rate,

(b)   the Company takes any action that would require a supplemental indenture pursuant to Section 10.11, or

(c)   there is a voluntary or involuntary dissolution, liquidation or winding up of the Company,

the Company will, as promptly as possible but in any event at least 20 days prior to the applicable date described below, mail to the Holders and the Trustee a written notice stating (i) the date on which a record is to be taken for the purpose of such action by the Company or one of its subsidiaries or, if a record is not to be taken, the date as of which the holders of Common Stock of record are to be determined for the purposes of such action by the Company or one of its subsidiaries, or (ii) the date on which such dissolution, liquidation or winding-up is expected to become effective or occur, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such dissolution, liquidation or winding-up.

Section 10.11   Effect of Reclassification, Consolidation, Merger, Binding Share Exchange or Sale of Conversion Privilege.

(a)   If the Company:

(i)   reclassifies the Common Stock (other than a change only in par value, or from par value to no par value, or from no par value to par value, or a change as a result of a subdivision or combination of Common Stock to which Section 10.06(a) applies);

(ii)   is party to a consolidation, merger, combination or binding share exchange; or

(iii)   sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of the consolidated property or assets of the Company,

in each case, pursuant to which the Common Stock would be entitled to receive stock, other securities, other property or cash for the Common Stock (any such event, a "Merger Event"), each $1,000 principal amount of Securities will, from and after the effective time of such Merger Event, in lieu of being convertible into Common Stock, be convertible into the same kind, type and proportions of consideration that a holder of a number of shares of Common Stock equal to the Conversion Rate in effect immediately prior to such Merger Event would have received in such Merger Event ("Reference Property") and, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture permitted under Section 9.01 providing for such change in the right to convert the Securities. If the Securities become convertible into Reference Property, the Company will notify the Trustee in writing and issue a press release containing the relevant information (and make the press release available on the Company's website).

(b)   If a Merger Event causes the Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in any part upon any form of stockholder election), then the Reference Property into which the Securities will be convertible shall be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock that affirmatively make such an election.

(c)   The Company shall notify in writing Holders, the Trustee and the Conversion Agent (if other than the Trustee) of such weighted average as soon as practicable after such determination is made.

(d)   The supplemental indenture referred to in the first sentence of this Section 10.11 shall, in the good faith judgment of the Company as evidenced by an Officers' Certificate, (1) provide for

adjustments to the Conversion Rate and Threshold Price that shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Rate and Threshold Price provided for in this Article 10 and for the delivery of cash by the Company in lieu of fractional securities or property that would otherwise be deliverable to Holders upon conversion as part of the Reference Property, with such amount of cash determined by the Company in a manner as nearly equivalent as may be practicable to that used by the Company to determine the Daily VWAP of the Common Stock and (2) provide that after the Merger Event, the Daily VWAP (and related calculations) shall be determined with reference to the trading value of the Reference Property as determined in good faith by the Company in a manner as nearly equivalent as may be practicable to that used by the Company to determine the Daily VWAP of the Common Stock. If the Reference Property includes shares of stock, other securities or other property or assets (including any combination thereof) of a company other than the Company or the successor or purchasing entity, as the case may be, in such Merger Event, then such other company shall also execute such supplemental indenture, and such supplemental indenture shall contain such additional provisions to protect the interests of the Holders, including the right of Holders to require the Company to repurchase their Securities upon a Change of Control in accordance with Section 4.09, as the Board of Directors shall reasonably consider necessary by reason of the foregoing. The provisions of this Section 10.11 shall similarly apply to successive Merger Events.

(e)   The Company shall not become a party to any Merger Event unless its terms are consistent with this Section 10.11.

(f)   None of the foregoing provisions shall affect the right of a Holder to convert its Securities into shares of Common Stock (and cash in lieu of any fractional share) as set forth in Section 10.01(a) and Section 10.02 prior to the effective date of a Merger Event, or the right of the Company to effect a Mandatory Conversion prior to the effective date of a Merger Event in accordance with Section 10.01(b).

(g)   If the Company shall execute a supplemental indenture pursuant to this Section 10.11, the Company shall promptly file with the Trustee and the Conversion Agent an Officers' Certificate briefly stating the reasons therefor, the kind or amount of Reference Property receivable by Holders of the Securities upon the conversion of their Securities after any such Merger Event and any adjustment to be made with respect thereto.

Section 10.12   Calculations. The Company will be responsible for making all calculations called for under the Securities and this Indenture. These calculations include, but are not limited to, determinations of the sale prices of the Common Stock, the Daily VWAPs, accrued interest payable on the Securities, and the Conversion Rate. The Company will make all these calculations in good faith and, absent manifest error, the Company's calculations shall be final and binding on Holders. The Company will provide a schedule of its calculations to each of the Trustee and the Conversion Agent (if other than the Trustee), and each of the Trustee and the Conversion Agent (if other than the Trustee) is entitled to rely conclusively upon the accuracy of the Company's calculations without independent verification. The Trustee and the Conversion Agent shall not have any liability or responsibility in connection with any calculation or information relating to any calculation. Neither the Trustee nor the Conversion Agent shall have any responsibility or obligation to determine when and if any Notes may be converted at any time. The Trustee will forward the Company's calculations to any Holder upon the request of that Holder at the Company's sole cost and expense.

Section 10.13   Trustee's Disclaimer. The Trustee and the Conversion Agent have no duty or responsibility to determine when an adjustment under this Article 10 must or may be made, how it must or may be made or what such adjustment must or may be, but may accept as conclusive evidence of the

correctness of any such adjustment, and shall be protected in relying upon, the Officers' Certificate with respect thereto which the Company is obligated to file with the Trustee and the Conversion Agent pursuant to Section 10.09 hereof. The Trustee and the Conversion Agent make no representation as to the validity or value of any securities or assets issued upon conversion of Securities, and the Trustee shall not be responsible for the failure by the Company to comply with any provision of this Article 10.

The Trustee and the Conversion Agent shall not be under any responsibility to determine the correctness of any provision contained in any supplemental indenture executed pursuant to Section 10.11, but may accept as conclusive evidence of the correctness thereof, and shall be protected in relying upon, the Officers' Certificate with respect thereto which the Company is obligated to file with the Trustee and the Conversion Agent pursuant to Section 10.11 hereof.

ARTICLE 11

Subsidiary Guarantees

Section 11.01   Subsidiary Guarantees. Each Subsidiary Guarantor, jointly and severally, as primary obligor and not merely as surety, hereby irrevocably, fully and unconditionally Guarantees on a senior unsecured basis to each Holder and to the Trustee and their respective successors and assigns (a) the full and punctual payment of principal of and interest on the Securities when due, whether at Stated Maturity, by acceleration or otherwise, and all other monetary obligations of the Company under this Indenture and the Securities and (b) the full and punctual performance within applicable grace periods of all other obligations of the Company under this Indenture and the Securities (all the foregoing obligations hereinafter collectively called the "Guaranteed Obligations"). Each Subsidiary Guarantor further agrees that the Guaranteed Obligations may be extended or renewed, in whole or in part, without notice or further assent from such Subsidiary Guarantor, and that such Subsidiary Guarantor shall remain bound under this Article 11 notwithstanding any extension or renewal of any such Guaranteed Obligation.

Each Subsidiary Guarantor waives presentation to, demand of, payment from and protest to the Company of any of the Guaranteed Obligations and also waives notice of protest for nonpayment. Each Subsidiary Guarantor waives notice of any default under the Securities or the Guaranteed Obligations. The obligations of each Subsidiary Guarantor hereunder shall not be affected by (a) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under this Indenture, the Securities or any other agreement or otherwise; (b) any extension or renewal of any thereof; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Securities or any other agreement; (d) the release of any security held by any Holder or the Trustee for the Guaranteed Obligations or any of them; (e) the failure of any Holder or Trustee to exercise any right or remedy against any other guarantor of the Guaranteed Obligations; or (f) except as provided in Section 11.06, any change in the ownership of such Subsidiary Guarantor.

Each Subsidiary Guarantor further agrees that its Guarantee herein constitutes a guarantee of payment, performance and compliance when due (and not a Guarantee of collection) and waives any right to require that any resort be had by any Holder or the Trustee to any security held for payment of the Guaranteed Obligations.

Except as expressly set forth in Sections 8.01(b), 11.02 and 11.06, the obligations of each Subsidiary Guarantor hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration or compromise, and shall not be subject to any defense of setoff, counterclaim, recoupment or termination whatsoever or

by reason of the invalidity, illegality or unenforceability of the Guaranteed Obligations or otherwise. Without limiting the generality of the foregoing, the obligations of each Subsidiary Guarantor herein shall not be discharged or impaired or otherwise affected by the failure of any Holder or the Trustee to assert any claim or demand or to enforce any remedy under this Indenture, the Securities or any other agreement, by any waiver or modification of any thereof, by any default, failure or delay, willful or otherwise, in the performance of the Guaranteed Obligations, or by any other act or thing or omission or delay to do any other act or thing which may or might in any manner or to any extent vary the risk of such Subsidiary Guarantor or would otherwise operate as a discharge of such Subsidiary Guarantor as a matter of law or equity.

Each Subsidiary Guarantor further agrees that its Subsidiary Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of principal of or interest on any Guaranteed Obligation is rescinded or must otherwise be restored by any Holder or the Trustee upon the bankruptcy or reorganization of the Company or otherwise.

In furtherance of the foregoing and not in limitation of any other right which any Holder or the Trustee has at law or in equity against any Subsidiary Guarantor by virtue hereof, upon the failure of the Company to pay the principal of or interest on any Guaranteed Obligation when and as the same shall become due, whether at maturity, by acceleration or otherwise, or to perform or comply with any other Guaranteed Obligation, each Subsidiary Guarantor shall, upon receipt of written demand by the Trustee, forthwith pay, or cause to be paid, in cash, to the Holders or the Trustee an amount equal to the sum of (i) the unpaid principal amount of such Guaranteed Obligations, (ii) accrued and unpaid interest on such Guaranteed Obligations (but only to the extent not prohibited by law) and (iii) all other monetary Guaranteed Obligations of the Company to the Holders and the Trustee.

Each Subsidiary Guarantor agrees that it shall not be entitled to any right of subrogation in respect of any Guaranteed Obligations guaranteed hereby until payment in full of all Guaranteed Obligations. Each Subsidiary Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the Guaranteed Obligations Guaranteed hereby may be accelerated as provided in Article 6 for the purposes of such Subsidiary Guarantor's Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Guaranteed Obligations Guaranteed hereby, and (y) in the event of any declaration of acceleration of such Guaranteed Obligations as provided in Article 6, such Guaranteed Obligations (whether or not due and payable) shall forthwith become due and payable by such Subsidiary Guarantor for the purposes of this Section.

Each Subsidiary Guarantor also agrees to pay any and all costs and expenses (including reasonable attorneys' fees) incurred by the Trustee or any Holder in enforcing any rights under this Section.

Section 11.02   Limitation on Liability. Any term or provision of this Indenture to the contrary notwithstanding, the maximum, aggregate amount of the obligations guaranteed hereunder by any Subsidiary Guarantor shall not exceed the maximum amount that can be hereby guaranteed by such Subsidiary Guarantor without rendering this Indenture, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Section 11.03   Successors and Assigns. This Article 11 shall be binding upon each Subsidiary Guarantor and its successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the

Trustee, the rights and privileges conferred upon that party in this Indenture and in the Securities shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

Section 11.04   No Waiver. Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article 11 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article 11 at law, in equity, by statute or otherwise.

Section 11.05   Modification. No modification, amendment or waiver of any provision of this Article 11, nor the consent to any departure by any Subsidiary Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Subsidiary Guarantor in any case shall entitle such Subsidiary Guarantor to any other or further notice or demand in the same, similar or other circumstances.

Section 11.06   Release of Subsidiary Guarantor. The Guarantee of a Subsidiary Guarantor shall be automatically and unconditionally released and discharged:

(a)   upon payment in full in cash and discharge of all amounts due in respect of the Securities outstanding under this Indenture after the Securities have become due and payable, whether at maturity, upon conversion or otherwise;

(b)   in connection with any sale, transfer or other disposition of (x) the Capital Stock of such Subsidiary Guarantor, after which such Subsidiary Guarantor is no longer a Restricted Subsidiary or (y) all or substantially all of the assets of such Subsidiary Guarantor, in each case, to a Person that is not (either before or after such sale, transfer or disposition) the Company or a Subsidiary of the Company in a transaction or other circumstance that does not violate Section 4.07(a) and is otherwise permitted by this Indenture, at the time of such sale, transfer or other disposition; or

(c)   upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the terms of this Indenture.

Upon receipt of an Officers' Certificate and an Opinion of Counsel, the Trustee shall execute, deliver or acknowledge any necessary or proper instruments of termination or release prepared by the Company or any Subsidiary Guarantor permitted to be released pursuant to this Section 11.06.

ARTICLE 12

[Reserved]

ARTICLE 13

Miscellaneous

Section 13.01   [Reserved].

Section 13.02   Notices. Any notice or communication shall be in writing and delivered in person or mailed by first-class mail addressed as follows:

if to the Company or any Subsidiary Guarantor:

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
Attention of Corporate Secretary

if to the Trustee:

Wilmington Trust, National Association
Global Capital Markets
15950 N. Dallas Parkway, Suite 550
Dallas, TX 75248
Attention: Denbury Resources Account Manager

The Company, any Subsidiary Guarantor or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed to a Securityholder shall be mailed to the Securityholder at the Securityholder's address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it. Notwithstanding any provision of this Indenture to the contrary, so long as the Securities are evidenced by Global Securities, any notice to the Securityholders shall be sufficient if given in accordance with the applicable procedures of the Depository within the time prescribed.

Any notice or communication to the Company or any Subsidiary Guarantors shall be deemed given or made as of the date so delivered if personally delivered or if delivered electronically, in pdf format; when receipt is acknowledged, if telecopied; and seven calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee). Any notice or communication to the Trustee shall only be deemed delivered upon receipt.

Section 13.03   Communication by Holders with Other Holders. Securityholders may communicate pursuant to Section 312(b) of the TIA with other Securityholders with respect to their rights under this Indenture or the Securities. The Company, the Trustee, the Registrar and anyone else shall have the protection of Section 312(c) of the TIA.

Section 13.04   Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee:

(1)   an Officers' Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)   an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 13.05   Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Indenture shall include:

(1)   a statement that the individual making such certificate or opinion has read such covenant or condition;

(2)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)   a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)   a statement as to whether or not, in the opinion of such individual, such covenant or condition has been complied with.

Any Officers' Certificate may be based, insofar as it relates to legal matters, upon an Opinion of Counsel, unless any such Officer knows or in the exercise of reasonable care should have known that such Opinion of Counsel is erroneous. Any Opinion of Counsel may be based, insofar as it relates to factual matters or information with respect to which is in possession of the Company, upon an Officers' Certificate, unless such counsel knows or in the exercise of reasonable care should have known that such Officers' Certificate is erroneous.

Section 13.06   When Securities Disregarded. In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall be disregarded and deemed not to be outstanding, except that, for the purpose of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities which the Trustee actually knows are so owned shall be so disregarded. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

Section 13.07   Rules by Trustee, Paying Agent and Registrar. The Trustee may make reasonable rules for action by or a meeting of Securityholders. The Registrar and the Paying Agent may make reasonable rules for their functions.

Section 13.08   Business Days. If a payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Holiday, and no interest shall accrue with respect to such payment for the intervening period. If a regular record date is not a Business Day, the record date shall not be affected.

Section 13.09   Governing Law. This Indenture and the Securities shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 13.10   No Recourse Against Others. A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.

By accepting a Security, each Securityholder shall waive and release all such liability. The waiver and release shall be part of the consideration for the issue of the Securities.

Section 13.11   Successors. All agreements of the Company in this Indenture and the Securities shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 13.12   Multiple Originals. The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture for all purposes.

Section 13.13   Table of Contents; Headings. The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

Section 13.14   Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

Section 13.15   Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 13.16   Waiver of Jury Trial. EACH OF THE COMPANY, THE SUBSIDIARY GUARANTORS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES, THE SUBSIDIARY GUARANTEES, THE GUARANTEE AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.17   Set-Off of Withholding Taxes. If the Company is required by applicable law to pay, and pays, withholding tax on behalf of a non-U.S. Holder as a result of an adjustment to the Conversion Rate, the Company may, at its option, set off or cause to be set off such withholding tax against any payments of cash or shares of Common Stock on the Securities (or, if such withholding tax has not previously been fully set off against such cash or shares of Common Stock). For purposes of such a set-off, each share of Common Stock shall be deemed to have a value equal to the Daily VWAP of the Common Stock on the Conversion Date applicable to such Security.

IN WITNESS WHEREOF, the parties have caused this Indenture to be duly executed as of the date first written above.

DENBURY RESOURCES INC.

By: /s/ Mark C. Allen
Name: Mark C. Allen
Title: Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

SUBSIDIARY GUARANTORS:

DENBURY AIR, LLC
DENBURY GATHERING & MARKETING, INC.
DENBURY GREEN PIPELINE - MONTANA, LLC
DENBURY GREEN PIPELINE - RILEY RIDGE, LLC
DENBURY GREEN PIPELINE - TEXAS, LLC
DENBURY GULF COAST PIPELINES, LLC
DENBURY HOLDINGS, INC.
DENBURY ONSHORE, LLC
DENBURY OPERATING COMPANY
DENBURY PIPELINE HOLDINGS, LLC
DENBURY THOMPSON PIPELINE, LLC
ENCORE PARTNERS GP HOLDINGS, LLC
GREENCORE PIPELINE COMPANY LLC
PLAIN ENERGY HOLDINGS, LLC
DENBURY BROOKHAVEN PIPELINE, LLC
DENBURY BROOKHAVEN PIPELINE PARTNERSHIP, LP

By:	/s/ Mark C. Allen
Name:	Mark C. Allen
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

TRUSTEE:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By: /s/ Shawn Goffinet

Name: Shawn Goffinet

Title: Assistant Vice President

EXHIBIT 1

FORM OF SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of [•], among [SUBSIDIARY GUARANTOR] (the "New Subsidiary Guarantor"), a subsidiary of Denbury Resources Inc. (or its successor) (the "Company"), DENBURY RESOURCES INC., a Delaware corporation, on behalf of itself and the Subsidiary Guarantors (the "Existing Subsidiary Guarantors") under the Indenture referred to below, and Wilmington Trust, National Association, as trustee under the indenture referred to below (the "Trustee").

W I T N E S S E T H :

WHEREAS the Company has heretofore executed and delivered to the Trustee an Indenture (the "Indenture") dated as of December 6, 2017, providing for the issuance of 3½% Convertible Senior Notes due 2024 (the "Securities");

WHEREAS Section 4.13 of the Indenture provides that under certain circumstances the Company is required to cause the New Subsidiary Guarantor to execute and deliver to the Trustee a supplemental indenture pursuant to which the New Subsidiary Guarantor shall unconditionally guarantee all of the Company's obligations under the Securities pursuant to a Subsidiary Guarantee on the terms and conditions set forth herein; and

WHEREAS pursuant to Section 9.01 of the Indenture, the Trustee, the Company and Existing Subsidiary Guarantors are authorized to execute and deliver this Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Subsidiary Guarantor, the Company, the Existing Subsidiary Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

1. Definitions.

(a) Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

(b) For all purposes of this Supplement, except as otherwise herein expressly provided or unless the context otherwise requires: (i) the terms and expressions used herein shall have the same meanings as corresponding terms and expressions used in the Indenture; and (ii) the words "herein," "hereof" and "hereby" and other words of similar import used in this Supplement refer to this Supplement as a whole and not to any particular section hereof.

2. Agreement to Guarantee. The New Subsidiary Guarantor hereby agrees, jointly and severally with all other Subsidiary Guarantors, to guarantee the Company's obligations under the Securities on the terms and subject to the conditions set forth in Article 11 of the Indenture and to be bound by all other applicable provisions of the Indenture. The Obligations of the New Subsidiary Guarantor will rank equally and ratably in right of payment with all existing and future Senior Indebtedness of such Subsidiary Guarantor.

3. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms,

Exhibit 1-1

conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.

4. <u>Governing Law</u>. **THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.**

5. <u>Trustee Makes No Representation</u>. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

6. <u>Counterparts</u>. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7. <u>Effect of Headings</u>. The Section headings herein are for convenience only and shall not affect the construction thereof.

Exhibit 1-2

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

[NEW SUBSIDIARY GUARANTOR]

By:

_____

Name:

Title:

DENBURY RESOURCES INC., on behalf of itself and the Existing Subsidiary Guarantors

By:

_____

Name:

Title:

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:

_____

Name:

Title:

Exhibit 1-3

<u>PROVISIONS RELATING TO ORIGINAL SECURITIES AND ADDITIONAL SECURITIES</u>

1.   <u>Definitions</u>.

1.1   <u>Definitions</u>.

For the purposes of this Appendix A the following terms shall have the meanings indicated below:

"Definitive Security" means a certificated Security (bearing the Restricted Securities Legend if the transfer of such Security is restricted by applicable law) that does not include the Global Securities Legend.

"Depository" means The Depository Trust Company, its nominees and their respective successors.

"Global Securities Legend" means the legend set forth under that caption in the applicable Exhibit to the Indenture.

"QIB" means a "qualified institutional buyer" as defined in Rule 144A.

"Regulation S" means Regulation S under the Securities Act.

"Regulation S Securities" means all Securities offered and sold outside the United States in reliance on Regulation S.

"Restricted Global Security" means Global Securities and any other Securities, in each case, which bear or are required to bear or are subject to the Restricted Securities Legend.

"Restricted Period," with respect to any Securities, means the period of 40 consecutive days beginning on and including the later of (a) the day on which such Securities are first offered to persons other than distributors (as defined in Regulation S under the Securities Act) in reliance on Regulation S, notice of which day shall be promptly given by the Company to the Trustee, and (b) the Issue Date, and with respect to any Additional Securities that are Transfer Restricted Securities, it means the comparable period of 40 consecutive days.

"Restricted Securities Legend" means the legend set forth in Section 2.2(f)(i) herein.

"Rule 144A" means Rule 144A under the Securities Act.

"Rule 144A Securities" means all Securities offered and sold to QIBs.

"Securities Custodian" means the custodian with respect to a Global Security (as appointed by the Depository) or any successor person thereto, who shall initially be the Trustee.

"Transfer Restricted Securities" means Definitive Securities and any other Securities, in each case, which bear or are required to bear or are subject to the Restricted Securities Legend.

"Unrestricted Definitive Security" means Definitive Securities that are not required to bear, or are not subject to, the Restricted Securities Legend.

"Unrestricted Global Security" means Global Securities that are not required to bear, or are not subject to, the Restricted Securities Legend.

1.2   Other Definitions.

Term:	Defined in Section:
Agent Members	2.1(b)
Clearstream	2.1(b)
Euroclear	2.1(b)
Global Securities	2.1(b)
Regulation S Global Securities	2.1(b)
Regulation S Permanent Global Security	2.1(b)
Regulation S Temporary Global Security	2.1(b)
Rule 144A Global Securities	2.1(b)

2.   The Securities.

2.1   Form and Dating; Global Securities.

(a)   The Original Securities issued on the date hereof will be offered and sold by the Company initially only to QIBs. Such Original Securities may thereafter be transferred to, among others, QIBs and purchasers in reliance on Regulation S. Additional Securities offered after the date hereof may be offered and sold by the Company from time to in accordance with the requirements of the Indenture and applicable law.

(b)   Global Securities. (i) Rule 144A Securities initially shall be represented by one or more Securities in definitive, fully registered, global form without interest coupons (collectively, the "Rule 144A Global Securities").

Regulation S Securities initially shall be represented by one or more Securities in fully registered, global form without interest coupons (collectively, the "Regulation S Temporary Global Security" and, together with the Regulation S Permanent Global Security (defined below), the "Regulation S Global Securities"), which shall be registered in the name of the Depository or the nominee of the Depository for the accounts of designated agents holding on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear") or Clearstream Banking, Société Anonyme ("Clearstream").

The Restricted Period shall be terminated upon the receipt by the Trustee of: (1) a written certificate from the Depository, together with copies of certificates from Euroclear and Clearstream certifying that they have received certification of non-United States beneficial ownership of 100% of the aggregate principal amount of the Regulation S Temporary Global Security (except to the extent of any beneficial owners thereof who acquired an interest therein during the Restricted Period pursuant to another exemption from registration under the Securities Act and who shall take delivery of a beneficial ownership interest in a 144A Global Security bearing a Restricted Securities Legend, all as contemplated by this Appendix A); and (2) an Officers' Certificate from the Company.

Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Security shall be exchanged for beneficial interests in a permanent Global Security (the "Regulation S Permanent Global Security") pursuant to the applicable procedures of the Depository. Simultaneously with the authentication of the Regulation S Permanent Global Security, the Trustee shall cancel the Regulation S Temporary Global Security. The aggregate principal amount of the Regulation S Temporary Global Security and the Regulation S Permanent Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

The provisions of the "Operating Procedures of the Euroclear System" and "Terms and Conditions Governing Use of Euroclear" and the "General Terms and Conditions of Clearstream Banking" and "Customer Handbook" of Clearstream shall be applicable to transfers of beneficial interests in the Regulation S Temporary Global Security and the Regulation S Permanent Global Security that are held by Participants through Euroclear or Clearstream.

The term "Global Securities" means the Rule 144A Global Securities and the Regulation S Global Securities. The Global Securities shall bear the Global Security Legend. The Global Securities initially shall (i) be registered in the name of the Depository or the nominee of such Depository, in each case for credit to an account of an Agent Member, (ii) be delivered to the Trustee as custodian for such Depository and (iii) bear the Restricted Securities Legend.

Members of, or direct or indirect participants in, the Depository ("Agent Members") shall have no rights under the Indenture with respect to any Global Security held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Securities. The Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Securities for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository, or impair, as between the Depository and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder.

(ii)   Transfers of Global Securities shall be limited to transfer in whole, but not in part, to the Depository, its successors or their respective nominees. Interests of beneficial owners in the Global Securities may be transferred or exchanged for Definitive Securities only in accordance with the applicable rules and procedures of the Depository and the provisions of Section 2.2. In addition, a Global Security shall be exchangeable for Definitive Securities if (x) the Depository (1) notifies the Company that it is unwilling or unable to continue as depository for such Global Security and the Company thereupon fails to appoint a successor depository within 90 days or (2) has ceased to be a clearing agency registered under the Exchange Act and the Company thereupon fails to appoint a successor depository within 90 days or (y) the Company, at its option, notifies the Trustee that it elects to cause the issuance of Definitive Securities or (z) there shall have occurred and be continuing an Event of Default with respect to such Global Security and the Depositary shall have requested such exchange; provided that in no event shall a Regulation S Temporary Global Security be exchanged by the Company for Definitive Securities prior to (x) the expiration of the Restricted Period and (y) the receipt by the Registrar of any certificates required pursuant to Rule 903(b)(3) (ii)(B) under the Securities Act. In all cases, Definitive Securities delivered in exchange for any Global Security or beneficial interests therein shall be registered in the names, and issued in any approved denominations, requested by or on behalf of the Depository in accordance with its customary procedures.

(iii)   In connection with the transfer of a Global Security as an entirety to beneficial owners pursuant to subsection (ii) of this Section 2.1(b), such Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and make available for delivery, to each beneficial owner identified by the Depository in writing in exchange for its beneficial interest in such Global Security, an equal aggregate principal amount of Definitive Securities of authorized denominations.

(iv)   Any Transfer Restricted Security delivered in exchange for an interest in a Global Security pursuant to Section 2.2 shall, except as otherwise provided in Section 2.2, bear the Restricted Securities Legend.

(v)   Notwithstanding the foregoing, through the Restricted Period, a beneficial interest in a Regulation S Temporary Global Security may be held only through Euroclear or Clearstream unless delivery is made in accordance with the applicable provisions of Section 2.2.

(vi)   The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under the Indenture or the Securities.

2.2   Transfer and Exchange.

(a)   Transfer and Exchange of Global Securities. A Global Security may not be transferred as a whole except as set forth in Section 2.1(b). Global Securities will not be exchanged by the Company for Definitive Securities except under the circumstances described in Section 2.1(b)(ii). Global Securities also may be exchanged or replaced, in whole or in part, as provided in Sections 2.06, 2.07, 2.09 and 2.10 of the Indenture. Beneficial interests in a Global Security may be transferred and exchanged as provided in Sections 2.2(b) and 2.2(c).

(b)   Transfer and Exchange of Beneficial Interests in Global Securities. The transfer and exchange of beneficial interests in the Global Securities shall be effected through the Depository, in accordance with the provisions of the Indenture and the applicable rules and procedures of the Depository. Beneficial interests in Restricted Global Securities shall be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Beneficial interests in Global Securities shall be transferred or exchanged only as provided in Section 2.1(b) or for beneficial interests in Global Securities. Transfers and exchanges of beneficial interests in the Global Securities also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i)   Transfer of Beneficial Interests in the Same Global Security. Beneficial interests in any Restricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Security in accordance with the transfer restrictions set forth in the Restricted Securities Legend; provided, however, that prior to the expiration of the Restricted Period, transfers of beneficial interests in a Regulation S Global Security may not be made to a U.S. Person or for the account or benefit of a U.S. Person. A beneficial interest in an Unrestricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.2(b)(i).

(ii)   All Other Transfers and Exchanges of Beneficial Interests in Global Securities. In connection with all transfers and exchanges of beneficial interests in any Global Security that is not subject to Section 2.2(b)(i), the transferor of such beneficial interest must deliver to the Registrar (1) a written order from an Agent Member given to the Depository in accordance with the applicable rules and procedures of the Depository directing the Depository to credit or cause to be credited a beneficial interest in another Global Security in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the applicable rules and procedures of the Depository containing information regarding the Agent Member account to be credited with such increase. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Securities contained in the Indenture and the Securities or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Security pursuant to Section 2.2(g).

(iii)   Transfer of Beneficial Interests to Another Restricted Global Security. A beneficial interest in a Transfer Restricted Global Security may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Transfer Restricted Global Security if the transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)   if the transferee will take delivery in the form of a beneficial interest in a Rule 144A Global Security, then the transferor must deliver a certificate in the form attached to the applicable Security; and

(B)   if the transferee will take delivery in the form of a beneficial interest in a Regulation S Global Security, then the transferor must deliver a certificate in the form attached to the applicable Security.

(iv)   Transfer and Exchange of Beneficial Interests in a Transfer Restricted Global Security for Beneficial Interests in an Unrestricted Global Security. A beneficial interest in a Transfer Restricted Global Security may be exchanged by any Holder thereof for a beneficial interest in an Unrestricted Global Security or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security if the exchange or transfer complies with the requirements of Section 2.2(b)(ii) above and the Registrar receives the following:

(A)   if the Holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security; or

(B)   if the Holder of such beneficial interest in a Restricted Global Security proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security,

and, in each such case, if the Company or the Registrar so requests or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the requesting party to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted

Securities Legend are no longer required in order to maintain compliance with the Securities Act. If any such transfer or exchange is effected pursuant to this subparagraph (iv) at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and, upon receipt of an written order of the Company in the form of an Officers' Certificate in accordance with Section 2.01, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred or exchanged pursuant to this subparagraph (iv).

(v)   <u>Transfer and Exchange of Beneficial Interests in an Unrestricted Global Security for Beneficial Interests in a Restricted Global Security</u>. Beneficial interests in an Unrestricted Global Security cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Security.

(c)   <u>Transfer and Exchange of Beneficial Interests in Global Securities for Definitive Securities</u>. A beneficial interest in a Global Security may not be exchanged for a Definitive Security except under the circumstances described in Section 2.1(b)(ii). A beneficial interest in a Global Security may not be transferred to a Person who takes delivery thereof in the form of a Definitive Security except under the circumstances described in Section 2.1(b)(ii).

(d)   <u>Transfer and Exchange of Definitive Securities for Beneficial Interests in Global Securities</u>. Transfers and exchanges of beneficial interests in the Global Securities also shall require compliance with either subparagraph (i), (ii), (iii) or (iv) below, as applicable:

(i)   <u>Transfer Restricted Securities to Beneficial Interests in Restricted Global Securities</u>. If any Holder of a Transfer Restricted Security proposes to exchange such Transfer Restricted Security for a beneficial interest in a Restricted Global Security or to transfer such Transfer Restricted Security to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Security, then, upon receipt by the Registrar of the following documentation:

(A)   if the Holder of such Transfer Restricted Security proposes to exchange such Transfer Restricted Security for a beneficial interest in a Restricted Global Security, a certificate from such Holder in the form attached to the applicable Security;

(B)   if such Transfer Restricted Security is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate from such Holder in the form attached to the applicable Security;

(C)   if such Transfer Restricted Security is being transferred to a non‑U.S. Person in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act, a certificate from such Holder in the form attached to the applicable Security;

(D)   if such Transfer Restricted Security is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate from such Holder in the form attached to the applicable Security; or

(E)   if such Transfer Restricted Security is being transferred to the Company or a Subsidiary thereof, a certificate from such Holder in the form attached to the applicable Security;

the Trustee shall cancel the Transfer Restricted Security, and increase or cause to be increased the aggregate principal amount of the appropriate Restricted Global Security.

(ii)   <u>Transfer Restricted Securities to Beneficial Interests in Unrestricted Global Securities</u>. A Holder of a Transfer Restricted Security may exchange such Transfer Restricted Definitive Security for a beneficial interest in an Unrestricted Global Security or transfer such Transfer Restricted Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security only if the Registrar receives the following:

(A)   if the Holder of such Transfer Restricted Security proposes to exchange such Transfer Restricted Security for a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security; or

(B)   if the Holder of such Transfer Restricted Security proposes to transfer such Transfer Restricted Security to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such Holder in the form attached to the applicable Security,

and, in each such case, if the Company or the Registrar so requests or if the applicable rules and procedures of the Depository so require, an Opinion of Counsel in form reasonably acceptable to the requesting party to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Securities Legend are no longer required in order to maintain compliance with the Securities Act. Upon satisfaction of the conditions of this subparagraph (ii), the Trustee shall cancel the Transfer Restricted Securities and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Security. If any such transfer or exchange is effected pursuant to this subparagraph (ii) at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and, upon receipt of a written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of Transfer Restricted Securities transferred or exchanged pursuant to this subparagraph (ii).

(iii)   <u>Unrestricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities</u>. A Holder of an Unrestricted Definitive Security may exchange such Unrestricted Definitive Security for a beneficial interest in an Unrestricted Global Security or transfer such Unrestricted Definitive Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Security and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Securities. If any such transfer or exchange is effected pursuant to this subparagraph (iii) at a time when an Unrestricted Global Security has not yet been issued, the Company shall issue and, upon receipt of an written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate

principal amount equal to the aggregate principal amount of Unrestricted Definitive Securities transferred or exchanged pursuant to this subparagraph (iii).

(iv)   Unrestricted Definitive Securities to Beneficial Interests in Restricted Global Securities. An Unrestricted Definitive Security cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a beneficial interest in a Restricted Global Security.

(e)   Transfer and Exchange of Definitive Securities for Definitive Securities. Upon request by a Holder of Definitive Securities and such Holder's compliance with the provisions of this Section 2.2(e), the Registrar shall register the transfer or exchange of Definitive Securities. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Securities duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.2(e).

(i)   Transfer Restricted Securities to Transfer Restricted Securities. A Transfer Restricted Security may be transferred to and registered in the name of a Person who takes delivery thereof in the form of a Transfer Restricted Security if the Registrar receives the following:

(A)   if the transfer will be made to a QIB pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Security;

(B)   if the transfer will be made pursuant to Rule 903 or Rule 904 under the Securities Act, then the transferor must deliver a certificate in the form attached to the applicable Security;

(C)   if the transfer will be made pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate in the form attached to the applicable Security; and

(D)   if such transfer will be made to the Company or a Subsidiary thereof, a certificate in the form attached to the applicable Security.

(ii)   Transfer Restricted Securities to Unrestricted Definitive Securities. Any Transfer Restricted Security may be exchanged by the Holder thereof for an Unrestricted Definitive Security or transferred to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security, in each case, if the requirement of Section 2.1(b)(iii) are satisfied and if the Registrar receives the following:

(1)   if the Holder of such Transfer Restricted Security proposes to exchange such Transfer Restricted Security for an Unrestricted Definitive Security, a certificate from such Holder in the form attached to the applicable Security; or

(2)   if the Holder of such Transfer Restricted Security proposes to transfer such Securities to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Security, a certificate from such Holder in the form attached to the applicable Security,

and, in each such case, if the Registrar or the Company so requests, an Opinion of Counsel in form reasonably acceptable to the requesting party to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Restricted Securities Legend are no longer required in order to maintain compliance with the Securities Act.

(iii)   <u>Unrestricted Definitive Securities to Unrestricted Definitive Securities</u>. A Holder of an Unrestricted Definitive Security may transfer such Unrestricted Definitive Securities to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security at any time. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Securities pursuant to the instructions from the Holder thereof.

(iv)   <u>Unrestricted Definitive Securities to Transfer Restricted Securities</u>. An Unrestricted Definitive Security cannot be exchanged for, or transferred to a Person who takes delivery thereof in the form of, a Transfer Restricted Security.

(f)   <u>Legend</u>.

(i)   Except as permitted by the following paragraph (iii), each Security certificate evidencing the Global Securities and the Definitive Securities (and all Securities issued in exchange therefor or in substitution thereof) shall bear a legend in substantially the following form (each defined term in the legend being defined as such for purposes of the legend only):

"THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT ("RULE 144A")) OR (B) IT IS NOT A "U.S. PERSON" AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT, (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR FOR WHICH IT HAS EXCHANGED SECURITIES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE THAT IS [IN THE

CASE OF SECURITIES ISSUED TO QIBS] [ONE YEAR (OR SUCH SHORTER PERIOD AS IS PRESCRIBED BY RULE 144 UNDER THE U.S. SECURITIES ACT AS THEN IN EFFECT OR ANY SUCCESSOR RULE WITHOUT ANY VOLUME OR MANNER OF SALE RESTRICTIONS OR COMPLIANCE BY THE COMPANY WITH ANY CURRENT PUBLIC INFORMATION REQUIREMENTS THEREUNDER) AFTER THE DATE ON WHICH THE SECURITY WAS ACQUIRED FROM THE COMPANY OR ANY OF ITS AFFILIATES] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATIONS S], ONLY (A) TO THE COMPANY, THE SUBSIDIARY GUARANTORS OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO PERSONS WHO ARE NOT U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO RULE 144 OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT IN EACH OF THE FOREGOING CASES TO ANY REQUIREMENT OR LAW THAT THE DISPOSITION OF ITS PROPERTY OR THE PROPERTY OF SUCH INVESTOR ACCOUNT OR ACCOUNTS BE AT ALL TIMES WITHIN ITS OR THEIR CONTROL AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND ANY APPLICABLE LOCAL LAWS AND REGULATIONS AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; PROVIDED, THAT THE COMPANY, THE TRUSTEE AND THE TRANSFER AGENT SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) PRIOR TO THE DATE THAT IS ONE YEAR (OR SUCH SHORTER PERIOD AS IS PRESCRIBED BY RULE 144 UNDER THE SECURITIES ACT WITHOUT ANY VOLUME OR MANNER OF SALE REQUIREMENTS OR COMPLIANCE BY US WITH ANY CURRENT PUBLIC INFORMATION REQUIREMENTS

THEREUNDER) AFTER THE DATE ON WHICH THE SECURITIES WERE ACQUIRED FROM THE COMPANY OR ANY OF ITS AFFILIATES OR PURSUANT TO CLAUSE (D) PRIOR TO AND UPON THE END OF THE APPLICABLE DISTRIBUTION COMPLIANCE PERIOD WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM AND IN EACH OF THE FOREGOING CASES, TO REQUIRE THAT A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE REVERSE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (1) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE OR HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR A PLAN, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER ARRANGEMENT THAT IS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE CODE) OR PROVISIONS UNDER ANY OTHER FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE ("SIMILAR LAWS"), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE PLAN ASSETS OF ANY SUCH PLAN, ACCOUNT OR ARRANGEMENT, OR (2) THE ACQUISITION AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS."

Each Regulation S Temporary Global Security shall bear the following additional legend:

"THIS SECURITY (OR ITS PREDECESSOR) WAS ORIGINALLY ISSUED IN A TRANSACTION ORIGINALLY EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, ANY U.S. PERSON EXCEPT PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ALL APPLICABLE STATE SECURITIES LAWS. TERMS USED ABOVE HAVE THE MEANINGS GIVEN TO THEM IN REGULATION S UNDER THE SECURITIES ACT."

Each Global Security shall bear the following additional legends:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), NEW YORK, NEW YORK, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

"TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO DTC, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR'S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO ON THE REVERSE HEREOF."

(ii)   Each Security certificate, unless not required in the Company's reasonable determination, shall bear a legend in substantially the following form:

"SOLELY FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, THIS SECURITY WILL BE TREATED AS ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID"). UPON REQUEST, THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO A HOLDER OF THIS SECURITY THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE AND ISSUE DATE OF THIS SECURITY, (2) THE AMOUNT OF OID, (3) THE YIELD TO MATURITY OF THIS SECURITY, AND (4) ANY OTHER INFORMATION REQUIRED TO BE MADE AVAILABLE BY U.S. TREASURY REGULATIONS. HOLDERS SHOULD CONTACT MARK C. ALLEN AT (972) 673-2000."

(iii)   Upon any sale or transfer of a Transfer Restricted Security that is a Definitive Security, the Registrar shall permit the Holder thereof to exchange such Transfer Restricted Security for a Definitive Security that does not bear the legends set forth above and rescind any restriction on the transfer of such Transfer Restricted Security if the Holder certifies in writing to the Registrar that its request for such exchange was made in reliance on Rule 144 (such certification to be in the form set forth on the reverse of the Original Security).

(iv)   Upon a sale or transfer after the expiration of the Restricted Period of any Original Security acquired pursuant to Regulation S, all requirements that such Original Security

bear the Restricted Securities Legend shall cease to apply and the requirements requiring any such Original Security be issued in global form shall continue to apply.

(v)   Any Additional Securities sold in a registered offering shall not be required to bear the Restricted Securities Legend.

(g)   <u>Cancellation or Adjustment of Global Security</u>. At such time as all beneficial interests in a particular Global Security have been exchanged for Definitive Securities or a particular Global Security has been repurchased or canceled in whole and not in part, each such Global Security shall be returned to or retained and canceled by the Trustee in accordance with Section 2.10 of the Indenture. At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security or for Definitive Securities, the principal amount of Securities represented by such Global Security shall be reduced accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security, such other Global Security shall be increased accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.

(h)   <u>Obligations with Respect to Transfers and Exchanges of Securities</u>.

(i)   To permit registrations of transfers and exchanges, the Company shall execute and the Trustee shall authenticate, Definitive Securities and Global Securities at the Registrar's request.

(ii)   No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax, assessment, or similar governmental charge payable in connection therewith (other than any such transfer tax, assessment or similar governmental charge payable upon exchanges pursuant to Sections 3.06, 4.07, 4.09 or 9.05 of the Indenture).

(iii)   Prior to the due presentation for registration of transfer of any Security, the Company, the Trustee, a Paying Agent or the Registrar may deem and treat the Person in whose name a Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, whether or not such Security is overdue, and none of the Company, the Trustee, any Paying Agent or the Registrar shall be affected by notice to the contrary.

(iv)   All Securities issued upon any transfer or exchange pursuant to the terms of the Indenture shall evidence the same debt and shall be entitled to the same benefits under the Indenture as the Securities surrendered upon such transfer or exchange.

(i)   <u>No Obligation of the Trustee</u>.

(i)   The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Security, a member of, or a participant in the Depository or any other Person with respect to the accuracy of the records of the Depository or its nominee or of any participant or member thereof, with respect to any ownership interest in the Securities or with respect to the delivery to any participant, member, beneficial owner or other Person (other than the Depository)

of any notice or the payment of any amount, under or with respect to such Securities. All notices and communications to be given to the Holders and all payments to be made to the Holders under the Securities shall be given or made only to the registered Holders (which shall be the Depository or its nominee in the case of a Global Security). The rights of beneficial owners in any Global Security shall be exercised only through the Depository subject to the applicable rules and procedures of the Depository. The Trustee may rely and shall be fully protected in relying upon information furnished by the Depository with respect to its members, participants and any beneficial owners.

(ii)   The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under the Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depository participants, members or beneficial owners in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of the Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

[FORM OF FACE OF SECURITY]

[Insert Global Securities Legend, if applicable]

[Insert OID Legend, if applicable]

[Insert Restricted Securities Legend, if applicable]

[Insert Temporary Regulation S Security legend, if applicable]

[Insert Definitive Security legend, if applicable]

CUSIP No.: [QIB: [•] / REG S: [•]]
ISIN No.: [QIB: [•] / REG S: [•]]

No. [•] $[•]

3½% Convertible Senior Notes Due 2024

Denbury Resources Inc., a Delaware corporation, promises to pay to Cede & Co., or registered assigns, the principal sum of $[•] Dollars, as the same may be revised on the Schedule of Increases or Decreases in Global Security attached hereto, on March 31, 2024.

Interest Payment Dates: March 31 and September 30.

Record Dates: March 15 and September 15.

Additional provisions of this Security are set forth on the other side of this Security.

Dated:


DENBURY RESOURCES INC.


By: _____

Name:
Title:

By: _____

Name:
Title:

TRUSTEE'S CERTIFICATION OF AUTHENTICATION

WILMINGTON TRUST, NATIONAL ASSOCIATION

as Trustee, certifies that this is one of the Securities referred to in the Indenture.

By: _____

Authorized Signatory

*/   If the Security is to be issued in global form, add the Global Securities Legend and the attachment from Exhibit A captioned "TO BE ATTACHED TO GLOBAL SECURITIES - SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY."

3½% Convertible Senior Notes Due 2024

1.   Interest

Denbury Resources Inc., a Delaware corporation (such corporation, and its successors and assigns under the Indenture hereinafter referred to, being herein called the "Company"), promises to pay interest on the principal amount of this Security at the rate per annum shown above. The Company shall pay interest semiannually on March 31 and September 30 of each year, commencing March 31, 2018. Interest on the Securities shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from December 6, 2017. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. The Company shall pay interest on overdue principal at the rate borne by the Securities plus 1% per annum, and it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

2.   Method of Payment

The Company shall pay interest on the Securities (except defaulted interest) to the Persons who are registered holders of Securities at the Close of Business on the March 15 and September 15 next preceding the interest payment date even if Securities are canceled after the record date and on or before the interest payment date. Holders must surrender Securities to a Paying Agent to collect principal payments. The Company shall pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts. Payments in respect of the Securities represented by a Global Security (including principal, premium, if any, and interest) shall be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company. The Company shall make all payments in respect of a certificated Security (including principal, premium, if any, and interest) by mailing a check to the registered address of each Holder thereof; provided, however, that payments on a certificated Security shall be made by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving written notice to the Trustee or the Paying Agent to such effect designating such account no later than 30 days immediately preceding the relevant due date for payment (or such other date as the Trustee may accept in its discretion).

3.   Paying Agent, Registrar and Conversion Agent

Initially, Wilmington Trust, National Association (the "Trustee"), shall act as Paying Agent, Registrar and Conversion Agent. The Company may appoint and change any Paying Agent, Registrar, co-registrar or Conversion Agent without notice. The Company or any Wholly-Owned Subsidiary may act as Paying Agent, Registrar, co-registrar or Conversion Agent.

4.   Indenture

The Company issued the Securities under an Indenture dated as of December 6, 2017 ("Indenture"), among the Company, the Subsidiary Guarantors and the Trustee. The terms of the Securities include those stated in the Indenture and those expressly made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date (the "Act"). Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the Indenture. The Securities are subject to all such terms, and Securityholders are referred to the Indenture and the Act for a statement of those terms.

The Securities are general senior unsecured obligations of the Company. The Company shall be entitled, subject to its compliance with Sections 4.03 and 4.10 of the Indenture, to issue Additional Securities pursuant to Section 2.13 of the Indenture. The Securities issued on the Issue Date and any Additional Securities shall be treated as a single class for all purposes under the Indenture. The Indenture contains covenants that limit the ability of the Company and its subsidiaries to incur or guarantee additional indebtedness; pay dividends or distributions on, or redeem or repurchase capital stock; make investments; engage in transactions with affiliates; transfer or sell assets; incur liens; restrict dividends or other payments of subsidiaries; and consolidate, merge or transfer all or substantially all of their assets and the assets of their subsidiaries. These covenants are subject to important exceptions and qualifications.

5.   Put Provisions

Upon a Change of Control, any Holder shall have the right to cause the Company to repurchase all or any part of the Securities of such Holder at a purchase price equal to 101% of the principal amount of the Securities to be repurchased on the date of purchase plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date) as provided in, and subject to the terms of, the Indenture.

6.   Designation of Security

The Securities and the Subsidiary Guarantees shall constitute "Senior Indebtedness," and the Company and the Subsidiary Guarantors hereby designate the Securities and the Subsidiary Guarantees as "Designated Senior Indebtedness" of the Company and the Subsidiary Guarantors, for purposes of the Existing Subordinated Notes Indentures. The Securities and the Subsidiary Guarantees shall be superior in right of payment to the Existing Subordinated Notes and the Guarantees thereof or any other Subordinated Obligations.

7.   Guarantees

The payment by the Company of the principal of, and premium (if any) and interest on, the Securities is fully and unconditionally guaranteed on a joint and several senior secured second lien basis by each of the Subsidiary Guarantors on the terms set forth in the Indenture.

8.   Denominations; Transfer; Exchange

The Securities are in registered form without coupons in minimum denominations of $2,000 principal amount and whole multiples of $1,000. A Holder may transfer or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements or transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not register the transfer of or exchange any Securities 15 days before an interest payment date.

9.   Persons Deemed Owners

The registered Holder of this Security may be treated as the owner of it for all purposes.

10.   Unclaimed Money

If money for the payment of principal, premium (if any) or interest remains unclaimed for two years, the Trustee or Paying Agent shall pay the money back to the Company at its request unless an

abandoned property law designates another Person. After any such payment, Holders entitled to the money must look only to the Company and not to the Trustee for payment.

11.   Discharge

The Securities are subject to discharge upon the terms and conditions specified in the Indenture.

12.   Amendment, Waiver

The Note Documents may be amended or supplemented, and any existing or past Default may be waived, as provided in the Indenture.

13.   Defaults and Remedies

The Events of Default with respect to the Notes are set forth in Section 6.01 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Subsidiary Guarantors, the Trustee, the Collateral Trustee and the Holders are as provided in the Indenture.

Securityholders may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee may refuse to enforce the Indenture or the Securities unless it receives reasonable indemnity or security. Subject to certain limitations, Holders of a majority in principal amount of the Securities may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Securityholders notice of any continuing Default (except a Default in payment of principal or interest) if it determines that withholding notice is in the interest of the Holders.

14.   Conversion. The Securities shall be convertible into shares of Common Stock in accordance with Article 10 of the Indenture. To convert a Security at its option, a Holder must satisfy the requirements of Section 10.01(a) of the Indenture. A Holder may convert a portion of a Security in an Optional Conversion if the portion is $1,000 principal amount or an integral multiple of $1,000 principal amount. Upon conversion of a Security pursuant to an Optional Conversion, the Holder thereof shall be entitled to receive the shares of Common Stock payable upon conversion in accordance with Article 10 of the Indenture, at the Conversion Rate, as adjusted from time to time in accordance with Article 10 of the Indenture. The Securities shall be convertible into Common Stock in accordance with Section 10.01(b) of the Indenture and the conditions to Mandatory Conversion specified therein. Upon conversion of a Security pursuant to a Mandatory Conversion, the Holder thereof shall be entitled to receive the shares of Common Stock payable upon conversion in accordance with Article 10 of the Indenture, at the Conversion Rate, as adjusted from time to time in accordance with Article 10 of the Indenture.

15.   Trustee Dealings with the Company

Subject to certain limitations imposed by the Act, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.

16.   No Recourse Against Others

A director, officer, employee, stockholder, incorporator, or member, as such, of the Company or any Subsidiary Guarantor shall not have any liability for any obligations of the Company or any Subsidiary Guarantor under the Securities, any Subsidiary Guarantee, or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security, each

Securityholder waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Securities.

17.   Authentication

This Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) manually signs the certificate of authentication on the other side of this Security.

18.   Abbreviations

Customary abbreviations may be used in the name of a Securityholder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with rights of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

19.   CUSIP Numbers and ISINs

The Company has caused CUSIP numbers and ISINs to be printed on the Securities. No representation is made as to the accuracy of such numbers either as printed on the Securities and reliance may be placed only on the other identification numbers placed thereon.

20.   Governing Law

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company shall furnish to any Securityholder upon written request and without charge to the Securityholder a copy of the Indenture which has in it the text of this Security in larger type. Requests may be made to:

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
Attention of Chief Financial Officer

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

(Print or type assignee's name, address and zip code)

(Insert assignee's soc. sec. or tax I.D. No.)

and irrevocably appoint _____ agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date: _____   Your Signature: _____

Sign exactly as your name appears on the other side of this Security.

Date: _____

Signature must be guaranteed by a participant in a
recognized signature guaranty medallion program or
other signature guarantor program reasonably
accepted by the Trustee

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
Attention of Chief Financial Officer

Wilmington Trust, National Association
Global Capital Markets
15950 N. Dallas Parkway, Suite 550
Dallas, TX 75248
Attention: Denbury Resources Secured Notes Administrator


CERTIFICATE TO BE DELIVERED UPON EXCHANGE OR
REGISTRATION OF TRANSFER RESTRICTED SECURITIES


This certificate relates to $_____ principal amount of Securities held in (check applicable space) _____ book entry or _____ definitive form by the undersigned.

The undersigned (check one box below):

☐ has requested the Trustee by written order to deliver in exchange for its beneficial interest in the Global Security held by the Depository a Security or Securities in definitive, registered form of authorized denominations and an aggregate principal amount equal to its beneficial interest in such Global Security (or the portion thereof indicated above);

☐ has requested the Trustee by written order to exchange or register the transfer of a Security or Securities.

In connection with any transfer of any of the Securities evidenced by this certificate occurring prior to the Resale Restriction Termination Date, the undersigned confirms that such Securities are being transferred in accordance with its terms:

CHECK ONE BOX BELOW

(1)   ☐   to the Company or subsidiary thereof; or

(2)   ☐   to the Registrar for registration in the name of the Holder, without transfer; or

(3)   ☐   to a "qualified institutional buyer" (as defined in Rule 144A under the Securities Act of 1933) that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that such transfer is being made in reliance on Rule 144A, in each case pursuant to and in compliance with Rule 144A under the Securities Act of 1933; or

(4)   ☐   outside the United States in an offshore transaction within the meaning of Regulation S under the Securities Act in compliance with Rule 904 under the Securities Act of 1933 and such Security shall be held immediately after the transfer through Euroclear or Clearstream until the expiration of the Restricted Period (as defined in the Indenture); or

(5) ☐ pursuant to another available exemption from registration provided by Rule 144 under the Securities Act of 1933.

Unless one of the boxes is checked, the Trustee will refuse to register any of the Securities evidenced by this certificate in the name of any Person other than the registered Holder thereof; provided, however, that if box (4) or (5) is checked, the Company or the Trustee may require, prior to registering any such transfer of the Securities, such legal opinions, certifications and other information as the Company or the Trustee have reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933.

Date: _____   Your Signature: _____
Signature Guarantee: _____   Signature of Signature Guarantee: _____

Date: _____

Signature must be guaranteed by a participant in a recognized signature guaranty medallion program or other signature guarantor program reasonably acceptable to the Trustee

TO BE COMPLETED BY PURCHASER IF (3) ABOVE IS CHECKED.

The undersigned represents and warrants that it is purchasing this Security for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a "qualified institutional buyer" within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Company as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned's foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Date: _____   _____
                                            NOTICE: To be executed by an executive officer

[TO BE ATTACHED TO GLOBAL SECURITIES]

SCHEDULE OF INCREASES OR DECREASES IN GLOBAL SECURITY

The initial principal amount of this Global Security is $_____. The following increases or decreases in this Global Security have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal amount of this Global Security following such decrease or increase	Signature of authorized signatory of Trustee or Securities Custodian

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Security purchased by the Company pursuant to Section 4.07 or 4.09 of the Indenture, check the box:

☐ Section 4.07   ☐ Section 4.09

If you want to elect to have only part of this Security purchased by the Company pursuant to Section 4.07 or 4.09 of the Indenture, state the amount in principal amount ($2,000 and any whole multiples of $1,000 in excess thereof): $_____.

Dated: _____

Your Signature: _____
Sign exactly as your name appears on the other side of this Security.)

Signature Guarantee: _____
(Signature must be guaranteed)

Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the United States Securities Exchange Act of 1934, as amended.

Conversion Notice

To convert this Security in accordance with the Optional Conversion provisions of the Indenture, check the box: ☐

To convert only part of this Security, state the principal amount (in minimum denomination equal to $1,000 or any integral $1,000 multiple in excess thereof) to be converted: $ _____

If you want the stock certificate representing the Common Stock issuable upon conversion made out in another person's name, fill in the form below:

_____
(Insert other person's soc. sec. or tax I.D. no.)

_____

_____

_____
(Print or type other person's name, address and zip code)

Date: _____   Signature(s):   _____

                                           _____
                                           (Sign exactly as your name(s) appear(s) on
                                           the other side of this Security)

Signature(s) guaranteed by: _____
                                (All signature must be guaranteed by a guarantor institution
                                participating in the Securities Transfer Agents Medallion Program
                                or in such other guarantee program acceptable to the Trustee.)

COMMON STOCK RESTRICTED LEGEND

THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES, PRIOR TO THE DATE THAT IS ONE YEAR (OR SUCH SHORTER PERIOD AS IS PRESCRIBED BY RULE 144 UNDER THE U.S. SECURITIES ACT AS THEN IN EFFECT OR ANY SUCCESSOR RULE WITHOUT ANY VOLUME OR MANNER OF SALE RESTRICTIONS OR COMPLIANCE BY THE COMPANY WITH ANY CURRENT PUBLIC INFORMATION REQUIREMENTS THEREUNDER) AFTER THE ORIGINAL ISSUANCE DATE OF THE COMPANY'S 3½% CONVERTIBLE SENIOR NOTES DUE 2024, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY ONLY (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO PERSONS WHO ARE NOT U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO RULE 144 OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT; PROVIDED, THAT THE COMPANY AND THE TRANSFER AGENT SHALL HAVE THE RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (D) OR (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM.

Exhibit C - 1

Selling Holder Notice and Questionnaire

The undersigned (the "Holder"), a beneficial owner of the 3½% Convertible Senior Notes due 2024 (the "Convertible Notes") issued by Denbury Resources Inc. (the "Company") pursuant to the Indenture, dated December 6, 2017, among the Company, the guarantors party thereto and Wilmington Trust, National Association, by signing and returning this Selling Holder Notice and Questionnaire, understands that it will be bound by the terms and conditions hereof.

The Holder provides the following information to the Company and represents and warrants that such information is accurate and complete:

(1) (a) Full Legal Name of Holder:

_____

(b) Full Legal Name of Registered Holder (if not the same as (a) above) through which Convertible Notes and Underlying Shares listed in (3) below are held:

_____

(c) Full Legal Name of DTC Participant (if applicable and if not the same as (b) above) through which New Convertible Notes and Underlying Shares listed in (3) below are held:

_____

(2) Address for Notices to Holder:

_____

_____

Telephone (including area code): _____

Fax (including area code): _____

Contact Person: _____

(3) (a) Principal Amount of Convertible Notes beneficially owned:

_____

(b) Number of shares of Common Stock issuable upon conversion of the Convertible Notes (the "Underlying Shares") you wish to include in the Registration Statement as described below:

_____

(4) Beneficial Ownership of Other Securities of the Company Owned by the Holder:

Except as set forth below in this Item (4), the Holder is not the beneficial or registered owner of any securities of the Company other than Convertible Notes listed above in Item (3) and the Underlying Shares.

    (a)   Type and Amount of Other Securities beneficially owned by the Holder:

_____

_____

_____

(5) Relationship with the Company:

Except as set forth below, neither the Holder nor any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

_____

_____

(6) Is the Holder a registered broker-dealer?

Yes   ☐

No   ☐

If "Yes", please answer subsection (a) and subsection (b):

      (a) Did the Holder acquire the Convertible Notes as compensation for underwriting/ broker-dealer activities to the Company?

      Yes   ☐

      No   ☐

      (b) If you answered "No" to question 6(a), please explain your reason for acquiring the Old Notes:

      _____

      _____

(7) Is the Holder an affiliate of a registered broker-dealer?

Yes   ☐

No   ☐

If "Yes", please identify the registered broker-dealer(s), describe the nature of the affiliation(s) and answer subsection (a) and subsection (b):

_____

_____

      (a) Did the Holder acquire the Convertible Notes in the ordinary course of business (if no, please explain)?

      Yes   ☐

No ☐

Explain:

_____

_____

(b) Did the Holder have an agreement or understanding, directly or indirectly, with any person to distribute the Underlying Shares at the time the Convertible Notes were originally acquired (if yes, please explain), or does the Holder have an agreement or understanding, directly or indirectly, with any person to distribute the Underlying Shares?

Yes ☐

No ☐

Explain:

_____

_____

(8) Is the Holder a non-public entity?

Yes ☐

No ☐

If "Yes", please answer subsection (a):

(a) Identify the natural person or persons that have voting or investment control over the Convertible Notes and Underlying Shares:

_____

(9) Registration Statement:

By signing below, the Holder consents to the disclosure by the Company of the information contained herein in a registration statement and related prospectus with respect to resales of the Underlying Shares that the Company will file, or has filed, with the SEC pursuant to Section 4.15 of the Indenture. The undersigned understands that such information may be relied upon by the Company for such purposes and the undersigned may be named as a selling stockholder therein. This consent and the other agreements contained herein supersede any prior agreements with respect to the same subject matter.

The Holder agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof.

(10) Holder representations and warranties:

The Holder agrees that if the Company notifies the undersigned that a previously filed registration statement is no longer effective or the related prospectus is otherwise no longer available for use, whether under applicable law or for whatever other reason as determined in the discretion of the Company (without any obligation of the Company to disclose such reason), the undersigned will immediately suspend sales pursuant to the registration statement and related prospectus until further notice from the Company.

In connection with any resales of Underlying Shares that are made pursuant to the registration statement and related prospectus, the Holder agrees that such sales must be made in accordance with the plan of distribution set forth in the prospectus, and that it must comply with prospectus delivery obligations and all other requirements that may apply to such resales under the Securities Act of 1933, as amended, and the rules thereunder. No sales pursuant to

the registration statement and related prospectus may be made in an underwritten offering or other method of distribution that would require an amendment or supplement to the plan of distribution then included in the prospectus.

The Holder acknowledges that it understands its obligations to comply with the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with any resales of Underlying Shares. The Holder agrees that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.

In the event that the Holder transfers all or any portion of the Convertible Notes beneficially owned by the Holder above after the date hereof, the Holder agrees, as applicable, to notify the transferee(s) at the time of the transfer of its rights and obligations under this Selling Holder Notice and Questionnaire and the Indenture.

Certain legal consequences arise from being named as a selling stockholder in the registration statement and related prospectus. Accordingly, Holders are advised to consult their own securities counsel as to the consequences of being named, or not named, in the registration statement and related prospectus.

Once this Selling Holder Notice and Questionnaire is executed by the undersigned and received by the Company, the terms before, and the representations and warranties contained herein, shall be binding on, shall inure to the benefit of and shall be enforceable by the respective successors, heirs, personal representatives, and assigns of the Company and the Holder.

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Selling Holder Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated: _____

_____
Holder

By: _____
Name: _____
Title: _____

RETURN THE COMPLETED AND EXECUTED SELLING HOLDER NOTICE AND QUESTIONNAIRE TO:

DENBURY RESOURCES INC.

5320 LEGACY DRIVE

PLANO, TEXAS 75024

ATTENTION: CHIEF FINANCIAL OFFICER

Exhibit 10.1

COLLATERAL TRUST JOINDER - ADDITIONAL DEBT

Reference is made to the Collateral Trust Agreement, dated as of May 10, 2016 (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, the "**Collateral Trust Agreement**"), among Denbury Resources Inc., a Delaware corporation (the "**Company**"), the Guarantors from time to time party thereto, Wilmington Trust, National Association, as Parity Lien Representative of the holders of the Notes (as defined therein), the other Parity Lien Representatives from time to time party thereto and Wilmington Trust, National Association, as Collateral Trustee. Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Collateral Trust Agreement. This Collateral Trust Joinder is being executed and delivered pursuant to **Section 3.8** of the Collateral Trust Agreement as a condition precedent to the debt for which the undersigned is acting as agent being entitled to the benefits of being additional Parity Lien Debt under the Collateral Trust Agreement.

1. <u>Joinder</u>. In connection with that certain Indenture, dated as of December 6, 2017, among the Company, the Guarantors party thereto and Wilmington Trust, National Association, as Trustee and as Collateral Trustee, pursuant to which the Company will issue 9¼% Senior Secured Second Lien Notes due 2022 in an aggregate principal amount of $381,568,000, the undersigned, Wilmington Trust, National Association, in its capacity as trustee under such Indenture (the "<u>New Representative</u>"), hereby agrees to become party as a Parity Lien Representative under the Collateral Trust Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Collateral Trust Agreement as fully as if the undersigned had executed and delivered the Collateral Trust Agreement as of the date thereof.

2. <u>Additional Secured Debt Designation</u>

The undersigned, on behalf of itself and each holder of Obligations in respect of the Series of Parity Lien Debt for which the undersigned is acting as Parity Lien Representative, hereby agrees, for the enforceable benefit of each existing and future holder of Priority Lien Obligations, the Priority Lien Agent, all holders of each current and future Series of Parity Lien Debt, each other current and future Parity Lien Representative and each current and future holder of Parity Lien Obligations and as a condition to being treated as Parity Lien Debt under the Collateral Trust Agreement that:

(a) all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Company or any other Grantor to secure any Obligations in respect of any Series of Parity Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Parity Lien Obligations equally and ratably;

(b) the undersigned and each holder of Obligations in respect of the Series of Parity Lien Debt for which the undersigned is acting as Parity Lien Representative are bound by the provisions of the Collateral Trust Agreement and the Intercreditor Agreement, including the provisions relating to the appointment of the Collateral Trustee, the ranking of Parity Liens and the order of application of proceeds from the enforcement of Parity Liens; and

(c) the Collateral Trustee is authorized and instructed to perform its

obligations under the Collateral Trust Agreement, the other Parity Lien Security Documents and the Intercreditor Agreement.

3.   <u>Governing Law and Miscellaneous Provisions</u>. The provisions of Article 7 of the Collateral Trust Agreement will apply with like effect to this Collateral Trust Joinder.

IN WITNESS WHEREOF, the parties hereto have caused this Collateral Trust Joinder to be executed by their respective officers or representatives as of December 6, 2017.

Wilmington Trust, National Association, solely in its capacity as the New Representative

By: /s/ Shawn Goffinet

Name: Shawn Goffinet

Title: Assistant Vice President

The Collateral Trustee hereby acknowledges receipt of this Collateral Trust Joinder and agrees to act as Collateral Trustee for the New Representative and the holders of the Obligations represented thereby:

Wilmington Trust, National Association, solely in its capacity as Collateral Trustee

By: /s/ Shawn Goffinet

Name: Shawn Goffinet

Title: Assistant Vice President

Exhibit 10.2

PRIORITY CONFIRMATION JOINDER

December 6, 2017

Reference is made to the Intercreditor Agreement, dated as of May 10, 2016 (as amended, restated, amended and restated, supplemented or otherwise modified and in effect from time to time, the "Intercreditor Agreement") between JPMorgan Chase Bank, N.A., as Priority Lien Agent for the Priority Lien Secured Parties (as defined therein), and Wilmington Trust, National Association, as Second Lien Collateral Trustee for the Second Lien Secured Parties (as defined therein) and acknowledged and agreed by Denbury Resources Inc., a Delaware corporation ("Denbury") and certain of its subsidiaries.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Intercreditor Agreement. This Priority Confirmation Joinder is being executed and delivered pursuant to Section 4.04 (b) of the Intercreditor Agreement as a condition precedent to the debt for which the undersigned is acting as representative being entitled to the rights and subject to the obligations of being Additional Second Lien Obligations under the Intercreditor Agreement.

1. Joinder. In connection with that certain Indenture, dated as of December 6, 2017 among Denbury, the Subsidiary Guarantors party thereto and Wilmington Trust, National Association, as Trustee and as Collateral Trustee, pursuant to which Denbury will issue 9¼% Senior Secured Second Lien Notes due 2022 in an aggregate principal amount of $381,568,000, the undersigned, Wilmington Trust, National Association, in its capacity as trustee under such Indenture (the "New Representative"), hereby:

(a)	represents that the New Representative has been authorized to become a party to the Intercreditor Agreement, on behalf of the Additional Second Lien Secured Parties under the Additional Second Lien Debt Facility, as a Second Lien Representative under the Intercreditor Agreement for all purposes thereof on the terms set forth therein, and to be bound by the terms of the Intercreditor Agreement as fully as if the undersigned had executed and delivered the Intercreditor Agreement as of the date thereof; and

(b)	agrees that its address for receiving notices pursuant to the Intercreditor Agreement shall be as follows:

> Wilmington Trust, National Association
> Global Capital Markets
> 15950 N. Dallas Parkway, Suite 550
> Dallas, Texas 75248
> Facsimile: 888-316-6238
> Attention: Denbury Collateral Trust Administrator

2.	Priority Confirmation. The undersigned New Representative, on behalf of itself and each holder of Obligations in respect of the Series of Second Lien Debt that constitutes an Additional Second Lien Debt Facility for which the undersigned is acting as Second Lien Representative hereby agrees, for the benefit of all Secured Parties and each future Secured Debt Representative, and as a condition to being treated as Secured Obligations under the Intercreditor Agreement, that:

(a)	all Second Lien Obligations will be and are secured equally and ratably by all Second Liens at any time granted by Denbury or any other Grantor to secure any Obligations in respect of such Series of Second Lien Debt, whether or not upon property otherwise constituting Collateral for such Series of Second Lien Debt, and that all such Second Liens will be enforceable by the Second Lien Collateral Trustee with

respect to such Series of Second Lien Debt for the benefit of all Second Lien Secured Parties equally and ratably;

(b)   the New Representative and each holder of Obligations in respect of the Series of Second Lien Debt for which the undersigned is acting as Second Lien Representative are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of Priority Liens, Second Liens and Third Liens and the order of application of proceeds from enforcement of Priority Liens, Second Liens and Third Liens; and

(c)   the New Representative and each holder of Obligations in respect of the Series of Second Lien Debt for which the undersigned is acting as Second Lien Representative appoints the Second Lien Collateral Trustee and consents to the terms of the Intercreditor Agreement and the performance by the Second Lien Collateral Trustee of, and directs the Second Lien Collateral Trustee to perform, its obligations under the Intercreditor Agreement and the Second Lien Collateral Trust Agreement, together with all such powers as are reasonably incidental thereto.

3.   Full Force and Effect of Intercreditor Agreement. Except as expressly supplemented hereby, the Intercreditor Agreement shall remain in full force and effect.

4.   Governing Law and Miscellaneous Provisions. The provisions of Article IX of the Intercreditor Agreement will apply with like effect to this Priority Confirmation Joinder.

5.   Expenses. Denbury agrees to reimburse each Secured Debt Representative for its reasonable out-of-pocket expenses in connection with this Priority Confirmation Joinder, including the reasonable fees, other charges and disbursements of counsel.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Priority Confirmation Joinder to be executed by their respective officers or representatives as of date first written above.

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as the New Representative

By: /s/ Shawn Goffinet
Name: Shawn Goffinet
Title: Assistant Vice President

The Priority Lien Agent hereby acknowledges receipt of this Priority Confirmation Joinder:

JPMORGAN CHASE BANK, N.A.,
as Priority Lien Agent

By: /s/ Arina Mavilian
Name: Arina Mavilian
Title: Authorized Officer

The Second Lien Collateral Trustee hereby acknowledges receipt of this Priority Confirmation Joinder and agrees to act as Second Lien Collateral Trustee for the New Representative and the holders of the Obligations represented thereby:

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Second Lien Collateral Trustee

By: /s/ Shawn Goffinet
Name: Shawn Goffinet
Title: Assistant Vice President

Acknowledged and Agreed to by:

DENBURY RESOURCES INC.

By: /s/ Mark C. Allen
Name: Mark C. Allen
Title: Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Denbury

DENBURY CLOSES PRIVATE NOTE EXCHANGES

PLANO, TX – December 6, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced the closing of its previously announced privately negotiated note exchanges under which holders of approximately $610 million aggregate principal amount of its outstanding senior subordinated notes due 2022 and 2023 exchanged those subordinated notes for approximately $467 million of newly issued senior New Notes (as defined below). The New Notes consist of approximately $382 million aggregate principal amount of new 9¼% Senior Secured Second Lien Notes due 2022 and approximately $85 million aggregate principal amount of new 3½% Convertible Senior Notes due 2024 (collectively, the "New Notes"). These exchanges reduce the outstanding principal amount of the Company's 5½% Senior Subordinated Notes due 2022 to $409 million, and the Company's 4⅝% Senior Subordinated Notes due 2023 to $377 million.

The New Notes have not been registered under the Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold within the United States, or to or for the account or benefit of any U.S. person, absent registration or an applicable exemption from registration requirements.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations.

# # #

DENBURY CONTACTS:
Mark C. Allen, Executive Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383